Form 20-F/A
period 2006-09-30
Qimonda AG
filed 2007-03-30
CIK 1369377

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1 to Annual Report
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☑
For the fiscal year ended September 30, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                     . ☐
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
Date of event requiring this shell company report                     .
Commission file number: 001-32972
Qimonda AG
(Exact name of Registrant as specified in its charter)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
Gustav-Heinemann-Ring 212,
D-81739 Munich
Federal Republic of Germany
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Name of each exchange

Title of each class	on which registered

American Depositary Shares representing Qimonda AG	New York Stock Exchange
ordinary shares of no par value
Qimonda AG ordinary shares of no par value	New York Stock Exchange*
* Not for trading, but only in connection with the registration of American Depositary Shares

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

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
Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
EXHIBIT INDEX
Exhibit 12.1
Exhibit 12.2
Exhibit 13
Exhibit 14.1

Explanatory Note
On November 21, 2006 Qimonda AG filed its annual report on Form 20-F for the year ended September 30, 2006 (the “Form 20-F”). The Form 20-F includes, pursuant to Rule 3-09 of Regulation S-X, the audited financial statements of Inotera Memories, Inc. (“Inotera”) as of and for the financial year ended December 31, 2005.
This amendment is being filed to provide, pursuant to Rule 3-09 of Regulation S-X, separate audited financial statements of Inotera as of and for the fiscal year ended December 31, 2006, and the related audit report of KPMG Certified Public Accountants, independent registered public accounting firm. This amendment also includes comparative financial information on Inotera as of and for the fiscal year ended December 31, 2005.
Item 18. Financial Statements
Reference is made to pages F-1 through F-93, incorporated herein by reference, of the Form 20-F filed on November 21, 2006, which include the following consolidated financial statements of Qimonda AG and related materials:
•	Report of Independent Registered Public Accounting Firm;

•	Combined and Consolidated Statements of Operations for the years ended September 30, 2004, 2005 and 2006;

•	Combined and Consolidated Balance Sheets as of September 30, 2005 and 2006;

•	Combined and Consolidated Statements of Business/Shareholders’ Equity for the years ended September 30, 2004, 2005 and 2006;

•	Combined and Consolidated Statements of Cash Flows for the years ended September 30, 2004, 2005 and 2006; and

•	Notes to the Combined and Consolidated Financial Statements.
Separate financial statements for Inotera as of and for the years ended December 31, 2005 and 2006 are filed herewith pursuant to Rule 3-09 of Regulation S-X, including the report of the independent registered public accounting firm KPMG Certified Public Accountants with respect thereto.
Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.
Item 19. Exhibits

Exhibit 12.1	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 12.2	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 14.1	Consent of KPMG Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Inotera Memories Inc.
We have audited the accompanying balance sheets of Inotera Memories Inc. (the “Company”) as of December 31, 2005 and 2006, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inotera Memories Inc. as of December 31, 2005 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of China.
As stated in Note 3 to the financial statements, effective January 1, 2006, the Company adopted the Republic of China Statement of Financial Accounting Standard (SFAS) No. 34 “Financial Instruments: Recognition and Measurement”, SFAS No. 36 “Financial Instruments: Disclosure and Presentation” and newly amended SFAS No. 1 “Conceptual Framework for Financial Accounting and Preparation of Financial Statements”.
As described in Note 23 (c) to the financial statements, on January 6, 2006, the Company was granted government approval of its Deferred Stock Purchase Plan and implemented it on the same day. Under this Plan, the shares were purchased by the employees on February 9, 2006.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the financial statements.
/s/ KPMG Certified Public Accountant
Taipei, Taiwan (the Republic of China)
March 1, 2007

KPMG Certified Public Accountants, the Taiwan member firm of the
KPMG network of independent member firms affiliated with KPMG international, a Swiss cooperative

INOTERA MEMORIES, INC.
Balance Sheets
December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2005	2006
			(Unaudited)
	NTD	NTD	USD
Assets
Current assets:
Cash and cash equivalents (notes 4 and 17)	$9,822,568	21,704,854	665,895
Current portion of lease receivables (note 7)	6,690	4,912	151
Accounts receivable-related parties (notes 17 and 18)	5,050,277	8,332,816	255,647
Other receivables (note 7)	54,110	95,125	2,918
Inventories, net (note 6)	3,485,585	3,927,461	120,493
Prepayments and other current assets	616,693	671,298	20,595
Deferred income tax assets-current, net (note 14)	36,405	79,690	2,445
Financial assets reported at fair value through profit or loss (notes 5 and 17)	1,268,011	1,654,219	50,751

Total current assets	20,340,339	36,470,375	1,118,895

Property, plant and equipment (notes 7, 8, 9, 12, 18 and 19):
Land	2,801,467	2,801,467	85,948
Buildings	2,424,571	2,523,511	77,420
Machinery and equipment	59,669,447	68,124,934	2,090,042
Vehicles	2,913	4,915	151
Leased assets	135,996	135,996	4,172
Miscellaneous equipment	6,465,676	6,942,453	212,991

	71,500,070	80,533,276	2,470,724
Less: accumulated depreciation	(10,130,631)	(21,743,083)	(667,068)
Construction in progress	4,770,603	41,597,511	1,276,193
Prepayment on land purchase	22,772	22,772	699

Net property, plant and equipment	66,162,814	100,410,476	3,080,548

Other assets:
Refundable deposits (note 17)	28,544	79,219	2,430
Deferred charges	134,846	118,630	3,640
Lease receivables-long-term (note 7)	338,788	333,876	10,243
Deferred income tax assets-non-current, net (note 14)	352,758	270,624	8,303

Total other assets	854,936	802,349	24,616

Total Assets	$87,358,089	137,683,200	4,224,059

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (notes 10 and 17)	$2,323,300	—	—
Accounts payable (note 17)	4,010,066	21,110,779	647,669
Accounts payable-related parties (notes 17 and 18)	55,212	405,917	12,453
Income tax payable	124,302	133,571	4,098
Accrued expenses (note 13)	855,816	941,477	28,884
Other payables-related parties (notes 9 and 18)	86,253	65,539	2,011
Current portion of long-term loans (notes 12 and 17)	6,431,636	10,299,107	315,972
Other current liabilities	14,014	14,888	458
Current portion of lease payables (note 9)	3,390	3,544	109

Total current liabilities	13,903,989	32,974,822	1,011,654

Long-term liabilities:
Bonds payable (notes 11 and 17)	—	6,000,000	184,077
Long-term loans (notes 12 and 17)	26,034,564	19,392,164	594,943
Lease payables-long-term (note 9)	130,967	127,422	3,909

Total long-term liabilities	26,165,531	25,519,586	782,929

Other liabilities:
Accrued pension liabilities (note 13)	50,594	46,746	1,434
Guarantee deposits	1,691	4,506	138

Total other liabilities	52,285	51,252	1,572

Total liabilities	40,121,805	58,545,660	1,796,155

Stockholders’ equity (note 15):
Common stock	25,109,540	31,109,540	954,427
Capital surplus	15,548,660	29,317,836	899,458
Legal reserve	91,689	684,665	21,005
Special reserve	542,605	542,605	16,647
Unappropriated earnings	5,943,790	17,482,894	536,367

Total stockholders’ equity	47,236,284	79,137,540	2,427,904

Commitments and contingencies (note 20)

Total Liabilities and Stockholders’ Equity	$87,358,089	137,683,200	4,224,059

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
Statements of Income
For the years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for earnings per share)

	2005	2006
			(Unaudited)
	NTD	NTD	USD
Operating revenues
Sales revenue	$23,044,929	40,866,245	1,253,758
Sales returns	(3,133)	(7,049)	(216)
Sales allowances	(9,593)	(77,486)	(2,377)

Net operating revenues (note 18)	23,032,203	40,781,710	1,251,165

Cost of goods sold (notes 18 and 23)	(16,350,746)	(24,316,647)	(746,024)

Gross profit	6,681,457	16,465,063	505,141

Operating expenses:
Administrative and general expenses (notes 9, 18 and 23)	(283,853)	(321,675)	(9,869)
Research and development expenses (note 23)	(658,134)	(254,923)	(7,821)

Total operating expenses	(941,987)	(576,598)	(17,690)

Operating income	5,739,470	15,888,465	487,451

Non-operating income and gains:
Interest income (notes 5 and 7)	309,821	981,826	30,122
Gain on disposal of short-term investments	4,532	—	—
Foreign exchange gain, net	676,797	796,785	24,445
Valuation gain on financial instruments, net (note 5)	—	450,596	13,824
Others (note 7)	306,754	114,515	3,513

Total non-operating income and gains	1,297,904	2,343,722	71,904

Non-operating expenses and losses:
Interest expenses (excluding capitalized interest of $395,501 and $121,388 in 2005 and 2006, respectively) (notes 5 and 9)	(760,618)	(1,655,085)	(50,777)
Loss on obsolescence of inventories (note 6)	—	(18,849)	(578)
Impairment loss on idle assets (note 8)	—	(32,107)	(985)
Others (note 18)	(9,637)	(33,823)	(1,038)

Total non-operating expenses and losses	(770,255)	(1,739,864)	(53,378)

Income before income tax	6,267,119	16,492,323	505,977

Income tax expense (note 14)	(337,361)	(386,499)	(11,858)

Income before cumulative effect of change in accounting principle	5,929,758	16,105,824	494,119

Cumulative effect of change in accounting principle (net of income tax benefit of $79,305) (note 3)	—	(237,915)	(7,299)

Net income	$5,929,758	15,867,909	486,820

Basic earnings per share (note 16)
Before tax
Income before cumulative effect of change in accounting principle	$2.50	5.64	0.17
Cumulative effect of change in accounting principle	—	(0.11)	(0.00)

Net income	$2.50	5.53	0.17

After tax
Income before cumulative effect of change in accounting principle	$2.36	5.51	0.17
Cumulative effect of change in accounting principle	—	(0.08)	(0.00)

Net income	$2.36	5.43	0.17

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

				Retained earnings
		Common stock	Capital surplus	Legal reserve	Special reserve	Unappropriated earnings	Total
Balance as of January 1, 2005	NTD	24,976,600	15,548,660	1,559	—	915,333	41,442,152
Appropriation and distribution:
Appropriation for legal reserve		—	—	90,130	—	(90,130)	—
Appropriation for special reserve		—	—	—	542,605	(542,605)	—
Remuneration to directors and supervisors		—	—	—	—	(2,686)	(2,686)
Bonus to employees		8,057	—	—	—	(16,114)	(8,057)
Cash and stock dividends to stockholders		124,883	—	—	—	(249,766)	(124,883)
Net income for the year ended December 31, 2005		—	—	—	—	5,929,758	5,929,758

Balance as of December 31, 2005	NTD	25,109,540	15,548,660	91,689	542,605	5,943,790	47,236,284
Increase in capital		6,000,000	13,769,176	—	—	—	19,769,176
Appropriation and distribution:
Appropriation for legal reserve		—	—	592,976	—	(592,976)	—
Remuneration to directors and supervisors		—	—	—	—	(3,736)	(3,736)
Bonus to employees		—	—	—	—	(298,866)	(298,866)
Cash dividends to stockholders		—	—	—	—	(3,433,227)	(3,433,227)
Net income for the year ended December 31, 2006		—	—	—	—	15,867,909	15,867,909

Balance as of December 31, 2006	NTD	31,109,540	29,317,836	684,665	542,605	17,482,894	79,137,540

Balance as of January 1, 2006 (Unaudited)	USD	770,350	477,026	2,813	16,647	182,353	1,449,189
Increase in capital		184,077	422,432	—	—	—	606,509
Appropriation and distribution:
Appropriation for legal reserve		—	—	18,192	—	(18,192)	—
Remuneration to directors and supervisors		—	—	—	—	(115)	(115)
Bonus to employees		—	—	—	—	(9,169)	(9,169)
Cash dividends to stockholders		—	—	—	—	(105,330)	(105,330)
Net income for the year ended December 31, 2006		—	—	—	—	486,820	486,820

Balance as of December 31, 2006 (Unaudited)	USD	954,427	899,458	21,005	16,647	536,367	2,427,904

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
Statements of Cash Flows
For the years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2005	2006
			(Unaudited)
	NTD	NTD	USD
Cash flows from operating activities:
Net income	$5,929,758	15,867,909	486,820
Depreciation	8,099,551	11,633,379	356,907
Amortization of deferred charges	6,995	8,454	259
Amortization of deferred charges — bank loan syndication fees	29,170	29,012	890
Losses on obsolescence of inventories	—	18,849	578
Losses on disposal of property, plant and equipment	—	1,590	49
Impairment loss on idle assets	—	32,107	985
Unrealized foreign currency exchange gain, net	(280,665)	(260,716)	(7,999)
Gain on disposal of short-term investments	(4,532)	—	—
Amortization of deferred forward exchange premium	(287,851)	—	—
Realized interest income from capital lease	(10,133)	(20,066)	(616)
Realized interest expense from capital lease	1,513	5,920	182
Cumulative effect of change in accounting principle for financial assets	—	237,915	7,299
Valuation gain on financial instruments, net	—	(450,596)	(13,824)
Increase in accounts receivable — related parties	(2,554,838)	(3,310,868)	(101,576)
Net cash paid on purchase of financial assets reported at fair value through profit or loss	—	(252,832)	(7,757)
Decrease (increase) in other receivables	106,119	(44,427)	(1,363)
Increase in inventories	(1,358,055)	(460,725)	(14,135)
Cash received from lease receivable	10,291	26,756	821
Decrease (increase) in prepayments and other current assets	395,049	(53,855)	(1,652)
Increase (decrease) in accounts payable	804,060	(266,255)	(8,169)
(Decrease) increase in accounts payable — related parties	(71,320)	350,705	10,759
Increase in income tax payable	124,357	9,269	284
Increase in accrued expenses	407,478	85,494	2,623
Decrease in other payables — related parties	(198,268)	(20,714)	(635)
Cash paid on lease payables	(3,152)	(9,311)	(286)
Increase in other current liabilities	5,255	874	27
Increase (decrease) in accrued pension liabilities	19,839	(3,848)	(118)
Decrease in deferred income tax assets, net	185,198	118,154	3,625

Net cash provided by operating activities	11,355,819	23,272,174	713,978

Cash flows from investing activities:
Decrease in short-term investments	4,532	—	—
Proceeds from disposal of property, plant and equipment	—	600	18
Purchases of property, plant and equipment	(28,313,919)	(28,446,514)	(872,726)
Increase in deferred charges	(52,728)	(22,000)	(675)
Decrease (increase) in refundable deposits	18,117	(50,675)	(1,555)

Net cash used in investing activities	(28,343,998)	(28,518,589)	(874,938)

Cash flows from financing activities:
Decrease in short-term loans	(158,200)	(2,323,300)	(71,278)
Proceeds from long-term loans	17,285,096	3,850,000	118,116
Repayment of long-term loans	—	(6,403,123)	(196,445)
Increase in bonds payable	—	6,000,000	184,077
Increase in capital	—	19,769,176	606,509
Increase in guarantee deposits	1,114	2,815	86
Cash dividend to stockholders	(124,611)	(3,433,498)	(105,338)
Bonus to employees	(8,057)	(298,866)	(9,169)
Remuneration to directors and supervisors	(2,686)	(3,736)	(115)

Net cash provided by financing activities	16,992,656	17,159,468	526,443

Effect of foreign currency exchange translation	(162,098)	(30,767)	(30,767)

(Decrease) increase in cash and cash equivalents	(157,621)	11,882,286	364,543
Cash and cash equivalents at beginning of year	9,980,189	9,822,568	301,352

Cash and cash equivalents at end of year	$9,822,568	21,704,854	665,895

Supplemental cash flow information:
Income tax paid	$27,860	259,071	7,948

Interest paid (excluding capitalized interest)	$972,201	1,749,036	53,660

Investing activities affecting both cash and non-cash items:
Accquisition of property, plant, and equipment	$22,928,454	45,915,339	1,408,662
Decrease (increase) in payables to equipment suppliers	5,385,465	(17,468,825)	(535,936)

Cash paid	$28,313,919	28,446,514	872,726

Non-cash investing and financing activities:
Current portion of long-term loans	$6,431,636	10,299,107	315,972

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
Notes to Financial Statements
December 31, 2005 and 2006
(All amounts are expressed in thousands of New Taiwan Dollars, except for per share information or unless otherwise specified)
(1)	Organization and Principal Activities

Inotera Memories, Inc. (the “Company”) was legally established with the approval by Ministry of Economic Affairs on January 23, 2003. The Company’s main operating activities are to manufacture and to sell semiconductor products. On January 12, 2006, the Company was granted approval of its application to list its shares on the Taiwan Stock Exchange (TSE). The Company’s shares were initially listed on the TSE on March 17, 2006. On May 16, 2006, the Company listed its shares in the form of global depositary shares (GDSs) on the Luxembourg Stock Exchange (LSE).

As of December 31, 2005 and 2006, the Company had 1,824 and 2,898 employees, respectively.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Republic of China (ROC). The financial statements are not intended to present the financial position of the Company and the related results of operations and cash flow in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the ROC.

The significant accounting policies followed by the Company are as follows:
(a)	Convenience translation into U.S. dollars

The financial statements are stated in New Taiwan Dollars. Translation of the 2006 New Taiwan Dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the Bank of Taiwan exchange rate on December 29, 2006, of NT$32.595 to US$1 uniformly for all the financial statements’ accounts. The convenience translations should not be construed as representations that the New Taiwan Dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(b)	Foreign currency transactions and translation

The Company’s reporting currency is New Taiwan Dollar. Foreign currency transactions during the period are translated at the exchange rates on the transaction dates. Foreign currency-denominated assets and liabilities are translated into New Taiwan Dollars at the exchange rate prevailing on the balance sheet date, and the resulting translation gains or losses are recognized as non-operating income or expenses. Effective January 1, 2005, the Company adopted the amended Republic of China Statement of Financial Accounting Standards No. 14 (SFAS No. 14) “The Effects of Changes in Foreign Exchange Rates”. Under the amended SFAS No. 14, the exchange difference from the translation using the exchange rate on balance sheet date of foreign currency monetary and non-monetary assets and liabilities reported at fair value through profit or loss is recognized in earnings.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(c)	Basis for classifying assets and liabilities as current or non-current

Cash and other assets that the Company will convert to cash or use within in a relatively short period of time — one year or one operating cycle, whichever is longer — are classified as current assets, otherwise, are classified as non-current assets. Debts due within one year or one operating cycle, whichever is longer, are classified as current liabilities; otherwise, are classified as long-term liabilities.

(d)	Asset impairment

Commencing from January 1, 2005, the Company adopted the ROC SFAS No. 35 “Impairment of Assets”. In accordance with SFAS No. 35, the Company assesses at each balance sheet date whether there is any indication that an asset (individual asset or cash-generating unit) may have been impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. The Company recognizes impairment loss for an asset whose carrying value is higher than the recoverable amount.

The Company reverses an impairment loss recognized in prior periods for assets if there is any indication that the impairment loss recognized no longer exists or has decreased. The carrying value after the reversal should not exceed the recoverable amount or the depreciated or amortized balance of the assets assuming no impairment loss was recognized in prior periods.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, time deposits, negotiable time deposits, and other cash equivalents. Other cash equivalents represent highly liquid debt instruments with a maturity period of less than three months, such as commercial paper, government bonds held under repurchase agreement, and other highly liquid investments which do not have a significant level of market or credit risk from potential interest rate changes.

(f)	Financial instruments

Effective January 1, 2006, the Company adopted the ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement”. In accordance with the SFAS No. 34, the Company classifies its financial assets as financial assets/liabilities reported at fair value through profit or loss.

The Company adopted trade-date-accounting for financial instrument transactions. The financial instruments are initially recognized at fair value plus transaction costs.

After the initial recognition, the financial instruments that the Company held or issued are classified as financial assets reported at fair value through profit or loss, including those held for trading. Financial assets held for trading are those that the Company is holding mainly for the purpose of short-term profit-taking. Financial derivatives, except for those that meet the criteria for hedge accounting, are accounted for as financial assets reported at fair value through profit or loss.

INOTERA MEMORIES, INC.
Notes to Financial Statements
Before January 1, 2006, some of the investments held by the Company were classified, according to the Company’s intention for holding them, as short-term investments, including open-end mutual funds. These short-term investments were evaluated at the lower of cost or market value. Market value of open-end mutual funds was determined based on the net asset value of the mutual funds at the balance sheet date. The aggregate cost of these short-term investments was determined by the weighted-average method. Devaluation losses resulting from a decline in market value were recognized in the income statement.

Before January 1, 2006, interest rate swaps and foreign currency forward contracts were accounted for as follows:
(i)	Foreign exchange forward contracts

Foreign exchange forward contracts, which were entered into for the purpose of hedging the risks of exchange rate fluctuation on foreign currency receivables and payables, were translated into New Taiwan Dollars using spot rates on the balance sheet date. The resulting translation difference was recorded as an exchange gain or loss in the accompanying statements of income. The difference between the forward rate and spot rate at the contract date was amortized over the contract period.

(ii)	Interest rate swaps

Because there is no physical transfer of principal, only memo entries of notional principals were made for interest rate swaps. For trading swaps, the differences between the present and market values of interest receivables or payables arising thereon were reported as unrealized gains or losses on derivative instruments. For non-trading swaps, interest was accrued based on contract terms, with interest revenue and expense recognized in the same period that the hedged items affect earnings.
(g)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by using the monthly weighted-average method. Market value represents replacement cost or net realizable value. The market value of raw materials and supplies are determined on the basis of replacement cost. The market value of finished goods and work in-process are determined on the basis of net realizable value.

(h)	Property, plant and equipment / Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation. Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset. Maintenance and repairs are expensed when incurred; major addition, improvement and replacement expenditures are capitalized.

INOTERA MEMORIES, INC.
Notes to Financial Statements
Depreciation of property, plant and equipment is provided over their estimated useful lives by using the straight-line method. Assets still in service after reaching the end of their estimated useful lives are depreciated based on the residual value over their re-estimated useful lives. The useful lives of the assets are as follows:
(i)	Buildings: 8 to 50 years.

(ii)	Vehicles: 5 years.

(iii)	Machinery and equipment: 3 to 5 years.

(iv)	Leased assets: 23.7 years.

(v)	Miscellaneous equipment: 5 to 15 years.

Gains or losses on disposal of property, plant and equipment are recorded as non-operating income or expenses.
(i)	Leases

A lease is deemed to be a capital lease if it conforms to any one of the following classification criteria:
(i)	the lease transfers ownership of the leased assets to the lessee by the end of the lease term;

(ii)	the lease contains a bargain purchase option;

(iii)	the lease term is equal to 75% of or more of the total estimated economic life of the leased assets; this criterion should not be applied to leases in which the leased asset has been used for more than 75% of its estimated economic life before the lease begins;

(iv)	the present value of the rental plus the bargain purchase price or the guaranteed residual value is at least 90% of the fair market value of the leased assets at the inception date of the lease.
For the lessor, a capital lease must also conform to any one of the four classification criteria specified above and both of the following two further criteria:
(i)	collectibility of the lease payments is reasonably predictable; and

(ii)	no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

INOTERA MEMORIES, INC.
Notes to Financial Statements
Under a capital lease, the Company, as the lessee, capitalizes the leased assets based on (a) the present value of all future installment rental payments (minus executory cost born by lessor) plus bargain purchase price or lessee’s guaranteed residual value or (b) the fair market value of leased assets at the lease inception date, whichever is lower. The depreciation period is restricted to the lease term, rather than the estimated useful life of the assets, unless the lease provides for transfer of title or includes a bargain purchase option.

Under a capital lease, the Company, as the lessor, records all installments plus bargain purchase price or guaranteed residual value as the lease receivables. The implicit interest rate is used to calculate the present value of lease receivables as the cost of leased assets transferred. The difference between the total amount of lease receivables and the cost of leased assets transferred is recognized as unrealized interest income and is then recognized as realized interest income using the interest method over the lease term.

(j)	Employee retirement plan

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

Starting from July 1, 2005, the enforcement of the newly enacted Labor Pension Act (the “New Act”) stipulates those employees covered by the defined contribution plan as follows:
(i)	employees who were covered by the Plan and opt to be subject to the pension mechanism under the New Act;

(ii)	employees who are employed after the enforcement date of the New Act.
In accordance with the New Act, the rate of contribution by an employer to an individual labor pension fund account per month shall not be less than 6% of the worker’s monthly wages. The Plan has not been modified to conform to the New Act. For those provisions of the New Act not currently included in the Plan, the Company follows the New Act.
The Company adopts the SFAS No. 18, “Accounting for Pensions”, for its defined benefit retirement plan. SFAS No. 18 requires an actuarial calculation of the Company’s pension obligation at the end of each year. Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(k)	Deferred charges
(i)	Bank charges related to syndicated loans are deferred and amortized over the terms of the loans.

(ii)	Power line installation costs and royalty paid to the Industrial Technology Research Institute are deferred and amortized over the estimated useful lives or the agreement terms.

(iii)	Underwriter handling charges on bonds payable are deferred and amortized over the term of the bond.
(l)	Revenue recognition

Revenue is generally recognized when it is realized or realizable and earned when all of the following criteria are met:
(i)	persuasive evidence of an arrangement exists,

(ii)	shipment has occurred or services have been rendered,

(iii)	the seller’s price to the buyer is fixed or determinable, and

(iv)	collectibility is reasonably assured.

Rental income is recognized when services are provided.
(m)	Income tax

The Company has adopted the SFAS No. 22 “Income Taxes”. Income taxes are accounted for using the asset and liability method. Deferred income tax is determined based on differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects of taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, net operating loss carryforwards, and income tax credits are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the asset will not be realized, a valuation allowance is recognized accordingly.

The classification of deferred income tax assets and liabilities as current or non-current is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of the asset or liability.

INOTERA MEMORIES, INC.
Notes to Financial Statements
A tax imputation system was adopted in accordance with the amended ROC Income Tax Law. Under this system, the Company may retain the earnings (on tax basis) incurred after December 31, 1997 but will be subject to 10% surtax. This surtax is computed according to the ROC Income Tax Law, and is charged to current income tax expense in the year when the shareholders resolved during their meeting not to distribute the earnings. The ROC Income Tax Law was further amended in 2006, under which, the 10% surtax is calculated based on the after tax earnings (on accounting basis).

(n)	Earnings (loss) per common share

Earnings (loss) per share are calculated based on the weighted-average number of outstanding shares. The number of outstanding shares is retroactively adjusted for common stock issued through the distribution of stock dividends out of unappropriated earnings and capital surplus.
(3)	Reasons for and Cumulative Effect of Accounting Principle Change
(a)	As the Company adopted the SFAS No. 34 “Financial Instruments: Recognition and Measurement”, SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, and newly amended SFAS No. 1 “Conceptual Framework for Financial Accounting and Preparation of Financial Statements” effective January 1, 2006, the net income and earnings per share (after tax) for the year ended December 31, 2006, were affected as follows:

	Decrease in net	Decrease in
Nature of the change in accounting principle	income	earnings per share
Accounting for financial instruments	$27,600	0.01

The financial instruments are recorded in accordance with the SFAS No. 34 and No. 36. The effects of the adoption of these new accounting principles were discussed further in note 5 to the financial statements.

(b)	The Company adopted SFAS No. 34 “Financial Instruments: Recognition and Measurement” effective January 1, 2006. Accordingly, the Company measured and reclassified the financial assets based on fair value at the beginning of 2006. As of January 1, 2006, the cumulative effect of the change in accounting principle amounted to NT$237,915 (net of tax).

INOTERA MEMORIES, INC.
Notes to Financial Statements
(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2005 and 2006, consisted of the following:

	2005.12.31	2006.12.31
Cash on hand—petty cash	$160	230
Cash in bank—checking account	5,346	19,386
Cash in bank—demand deposit account	5,143	287
Cash in bank—foreign currency account	546,761	1,523,104
Time deposit—new Taiwan dollars	9,265,158	500,000
Time deposit—foreign currency	—	3,944,973
Cash equivalents—commercial paper	—	360,385
Cash equivalents — government and corporate bonds under agreement to repurchase	—	15,356,489

Total	$9,822,568	21,704,854

Cash and cash equivalents were not pledged or mortgaged to secure bank loans.

(5)	Financial Assets Reported at Fair Value through Profit or Loss

Financial assets reported at fair value with changes in fair value recorded through profit or loss as of December 31, 2005 and 2006, consisted of the following:

	2005.12.31	2006.12.31
Financial assets reported at fair value through profit of loss
Interest rate swaps	$—	52,255
Foreign exchange forward contracts	1,268,011	941,480
Mutual bond fund	—	660,484

	$1,268,011	1,654,219

INOTERA MEMORIES, INC.
Notes to Financial Statements
(a)	The Company entered into seventeen foreign exchange forward contracts with Standard Chartered Bank and three other banks to hedge the risk of foreign currency exchange rate fluctuations for foreign long-term loans. The foreign exchange forward contracts with notional amounts aggregating to US$130,000 thousand matured in 2006. The maturity of these forward contracts resulted in net cash settlement and gain on disposal of financial assets of NT$403,822 and NT$217,335, respectively. As of December 31, 2005 and 2006, the notional amounts of the remaining foreign exchange forward contracts aggregated to US$650,000 thousand and US$520,000 thousand, respectively, with net fair value of NT$912,154 and NT$941,480, respectively. As of December 31, 2006, the mark-to-market revaluation of foreign exchange forward contracts resulted in unrealized gain on financial assets of NT$215,813. If the Company had continued adopting the accounting treatment for forward contracts under the old SFAS No. 14, which was effective prior to January 1, 2006, amortization of deferred forward exchange premium and unrealized foreign currency exchange gain would have amounted to NT$267,216, and net income would have decreased by NT$38,552 (after tax) for the year ended December 31, 2006.

(b)	The Company entered into four interest rate swap agreements (IRS) with Taipei Fubon Bank and two other banks to hedge the risk from fluctuations of interest rates for foreign long-term loans, which were obtained by the Company in 2004. As of December 31, 2005 and 2006, the notional amounts of the outstanding interest rate swap agreements amounted to US$130,000 thousand and US$92,857 thousand, respectively. The net interest arising from these interest hedging activities resulted in net interest expense of NT$12,822 in 2005 and interest income of NT$24,488 in 2006. The net interest receivable as of December 31, 2005 and 2006, amounted to NT$1,348 and NT$13,118, respectively. As of December 31, 2005 and 2006, the net fair value of IRS amounted to NT$38,637 and NT$52,255, respectively. Also, the mark-to-market revaluation of IRS resulted in unrealized gain on financial assets of NT$13,618. If the Company had continued adopting the old accounting treatment for IRS which was effective prior to January 1, 2006, there would have been no gain or loss based on mark-to-market revaluation of IRS, and net income would have increased by NT$10,214 (after tax) for the year ended December 31, 2006.

(c)	In 2006, the Company purchased 197,396.36 units of a mutual bond fund for NT$659,500. As of December 31, 2006, the fair value of the mutual bond fund amounted to NT$660,484. The mark-to-market revaluation of the mutual bond fund resulted in unrealized gain on financial assets of NT$984. If the Company had continued adopting the old accounting treatment for mutual bond fund which was effective prior to January 1, 2006, the mutual bond fund would have amounted to NT$659,500, and net income would have increased by NT$738 (after tax) for the year ended December 31, 2006.

(d)	In December 2006, the maturities of cross currency swaps resulted in realized gain on financial assets of NT$2,846.

(e)	In accordance with SFAS No. 34, the net foreign exchange forward receivable amounting to NT$1,268,011 was reclassified to financial assets reported at fair value through profit or loss as of December 31, 2005.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(6)	Inventories, net

As of December 31, 2005 and 2006, inventories consisted of the following:

	2005.12.31	2006.12.31
Raw materials	$557,814	736,290
Supplies	577,199	579,913
Work in process	2,341,178	2,624,819
Finished goods	9,394	5,288

Total	3,485,585	3,946,310
Less: allowance for inventory losses	—	(18,849)

Total	$3,485,585	3,927,461

Inventories were not pledged or mortgaged to secure bank loans.

(7)	Lease Receivables
(a)	The Company signed a long-term lease agreement with Nanya Technology Corp. (NTC) to lease out a portion of the building and land (including supplemental equipment) located at No. 667, Fuhsing 3rd Road, Hwa-Ya Technology Park, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until December 31, 2034 (including the period when the lease is automatically extended), a total of 354 months. The lease agreement for the building is treated as a capital lease because the present value of the periodic rental payments since the inception date is at least 90% of the market value of the leased assets. The land is treated as an operating lease. The monthly rents for the lease of building and land were NT$2,058 and NT$310, respectively.

(b)	The initial total amount of lease receivables for the capital lease of the building was NT$728,587; the implicit interest rate was 5.88%. The cost of leased assets transferred was NT$345,637 (including the net book value of the building and miscellaneous equipment of NT$277,372 and NT$68,265, respectively). The difference between the total amount of lease receivables and the cost of leased assets transferred amounted to NT$382,950, which was recognized as unrealized interest income and is amortized over the lease period. For the years ended December 31, 2005 and 2006, NT$10,133 and NT$20,066, respectively, was recognized as interest income (classified under non-operating income and gains — interest income).

INOTERA MEMORIES, INC.
Notes to Financial Statements
The details of lease receivables of December 31, 2005 and 2006, were as follows:

	2005.12.31		2006.12.31
	Current	Non-current	Current	Non-current
Gross lease receivables	$26,756	691,540	24,698	666,842
Less: Unrealized interest income	(20,066)	(352,752)	(19,786)	(332,966)

Net lease receivables	$6,690	338,788	4,912	333,876

(c)	For the years ended December 31, 2005 and 2006, the rent revenues (classified under non-operating income and gains—others) from the operating lease of land were NT$1,859 and NT$3,719, respectively.

(d)	As of December 31, 2005 and 2006, the uncollected rent revenues (classified under other receivables) were NT$310 and NT$310, respectively.

(e)	Future gross lease receivables for leases classified as capital lease or operating lease as of December 31, 2006, were as follows:

	2006.12.31
Duration	Capital lease	Operating lease
2007.1.1~2007.12.31	$24,698	3,719
2008.1.1~2008.12.31	24,698	3,719
2009.1.1~2009.12.31	24,698	3,719
2010.1.1~2010.12.31	24,698	3,719
2011.1.1~2034.12.31	592,748	89,244

Total	$691,540	104,120

(8)	Property, Plant and Equipment
(a)	In March 2005, the Company purchased two parcels of land numbered 350 and 351 located in Hwa-Ya, Kueishan, Taoyuan County, for NT$28,465 from the Land Readjustment Committee in Kueishan, Taoyuan County. As of December 31, 2006, the Company had prepaid NT$22,772 of the total purchase price, which was recorded as a prepayment on land purchase.

(b)	The property, plant and equipment are pledged to secure bank loans as of December 31, 2005 and 2006, as described in note 12.

(c)	For the years ended December 31, 2005, and 2006, the Company assessed the related assets for any impairment. Fixed assets not used in operation were transferred to idle assets based on book value, and NT$0 and NT$32,107, respectively, was recognized as impairment loss on idle asset.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(9)	Leased Assets and Lease Payables
(a)	The Company signed a long-term lease agreement with NTC to lease a portion of the building and land located on the land numbered 348, 348-2 and 348-4, Hwa-Ya Section, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until February 28, 2029 (including the period when the agreement can be automatically extended), a total of 284 months. The lease agreement for the building is treated as a capital lease because (a) the present value of the periodic rental payments made since the inception date is at least 90% of the market value of the leased assets and (b) the lease term is equal to 75% or more of the total estimated economic life of the leased assets. The land is treated as an operating lease. The monthly rents for the leased building and land were NT$775 and NT$357, respectively. Total interest expenses of NT$1,513 and NT$5,920 were recognized for the years ended December 31, 2005 and 2006, respectively.

(b)	The total present value of lease payables for the capital lease of the building was NT$135,996; the implicit interest rate was 4.46%. The fair value of the leased assets at the beginning of the lease period was NT$135,996.

(c)	As of December 31, 2005 and 2006, the details of these lease payables were as follows:

	2005.12.31	2006.12.31
Lease payables	$134,357	130,966
Less: Current portion of lease payables	(3,390)	(3,544)

Lease payables—long-term	$130,967	127,422

(d)	For the years ended December 31, 2005 and 2006, the lease expenses for the operating lease of the land (classified under administrative and general expenses) were NT$2,141 and NT$4,282, respectively, which were fully paid.

(e)	As of December 31, 2005 and 2006, the unpaid rent expenses (classified under other payables — related parties) were NT$0 and NT$357, respectively.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(f)	Future lease payments (excluding interest component) classified as capital lease or operating lease as of December 31, 2006, were as follows:

	2006.12.31
Duration	Capital lease	Operating lease
2007.1.1 ~ 2007.12.31	$3,544	4,282
2008.1.1 ~ 2008.12.31	3,706	4,282
2009.1.1 ~ 2009.12.31	3,874	4,282
2010.1.1 ~ 2010.12.31	4,050	4,282
2011.1.1 ~ 2029.12.31	115,792	77,786

Total	$130,966	94,914

(10)	Short-term Loans

Short-term loans as of December 31, 2005 and 2006 consisted of the following:

	2005.12.31	2006.12.31
Unsecured borrowings	$2,323,300	—

The short-term loans bear interest at annual rate of 1.39% as of December 31, 2005.

As of December 31, 2005 and 2006, the unused credit facility for short-term loans amounted to NT$5,666,700 and NT$10,115,936, respectively.
(11)	Bonds Payable

On November 22, 2006, the board of directors approved the issuance of domestic unsecured corporate bond to raise long-term funds for the repayment of loans. The issuance of this bond was approved by the Securities and Futures Bureau (SFB). On December 19, 2006, the Company issued the unsecured bond amounting to NT$6,000,000 at coupon rate as follows:

Coupon Rate and
Principal	Par Value	Duration	Interest Payment	Repayment Term
NT$6,000,000	NT$1,000	2006.12.19 ~ 2011.12.19	Interest payable annually at 2.2%	Repayable in 3 annual installments December 2009, 2010 and 2011: 33%, 33%, and 34% of principal, respectively.

INOTERA MEMORIES, INC.
Notes to Financial Statements
Future principal repayments for the Company’s unsecured corporate bond as of December 31, 2006, were as follows:

Year	Amount
2009	$1,980,000
2010	1,980,000
2011	2,040,000

Total	$6,000,000

(12)	Long-term Loans

Long-term loans as of December 31, 2005 and 2006, consisted of the following:

	2005.12.31
Bank	Repayment period	Nature	Interest rate	2005.12.31
Taiwan Cooperative Bank (the managing bank)	(1) February 2, 2006 ~ February 2, 2009	Machinery loan	4.6214%~4.7688%	$8,541,000
Mega International Commercial Bank(the managing bank)	(2) November 15, 2006 ~ November 15, 2009	Machinery loan	4.6512%~5.3488%	22,075,200
Mega International Commercial Bank (the managing bank)	(2) November 15, 2006 ~ November 15, 2009	Machinery loan	2.3362%~2.4260%	1,850,000

				32,466,200
Less: Current portion of long-term loans				(6,431,636)

				$26,034,564

	2006.12.31
Bank	Repayment period	Nature	Interest rate	2006.12.31
Taiwan Cooperative Bank (the managing bank)	(1) February 2, 2006~February 2, 2009	Machinery loan	4.6214%~6.3352%	$6,030,260
Mega International Commercial Bank (the managing bank)	(2) November 15, 2006~November 15, 2009	Machinery loan	5.3488%~6.2090%	18,775,296
Mega International Commercial Bank (the managing bank)	(2) November 15, 2006~November 15, 2009	Machinery loan	2.4260%~2.6184%	4,885,715

				29,691,271
Less: Current portion of long-term loans				(10,299,107)

				$19,392,164

INOTERA MEMORIES, INC.
Notes to Financial Statements
(1)	The Company signed a syndicated loan agreement with Taiwan Cooperative Bank, the managing bank of this syndicated loan, and 15 other banks on January 16, 2004. The Company had utilized US$260,000 thousand from this loan facility for the period from February 2 to August 2, 2004. The details of this loan are as follows:
(a)	Credit line: US$260,000 thousand.

(b)	Interest rate: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Duration: 5 years.

(d)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(e)	The long-term loan is secured by machinery. As of December 31, 2005 and 2006, the net book value of the pledged assets amounted to NT$9,625,951 and NT$7,657,438, respectively.

(f)	The Company has issued a promissory note for the syndicated loan.

(g)	As of December 31, 2006, the Company repaid US$75,000 thousand of this syndicated loan.
(2)	The Company signed a syndicated loan agreement with Mega International Commercial Bank (formerly I.C.B.C.) the managing bank of the syndicated loan, and 23 other banks on October 14, 2004 (as of December 31, 2006, the actual number of banks had increased to 31). The Company applied for drawings of US$672,000 thousand and NT$5,700,000 for the period November 15, 2004, to December 31, 2006.
The details of this loan are as follows:

(a)	Credit line: US$672,000 thousand and NT$5,700,000.

(b)	Interest rate for Tranche A: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Interest rate for Tranche B: The 90-day or 180-day commercial paper rate in the primary market which appears on Moneyline Telerate, plus margin.

(d)	Duration: 5 years.

(e)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(f)	This long-term debt is secured by buildings and machinery. As of December 31, 2005 and 2006, the net book value of the pledged assets amounted to NT$17,949,184 and NT$24,272,894, respectively.

(g)	The Company has issued a promissory note for this syndicated loan.
(h)	As of December 31, 2006, the Company repaid US$96,000 thousand and NT$814,285 of this syndicated loan.

INOTERA MEMORIES, INC.
Notes to Financial Statements
The two long-term loan agreements contain undertakings and restrictive covenants requiring the Company to maintain certain financial ratios. In addition, the long-term loan agreements require that (i) no material adverse change shall be made to the off-take sales arrangements signed by the Company, Nanya Technology Corporation (NTC), and Infineon AG (IFX), (ii) that Nan Ya Plastics Corporation (NPC) shall remain the largest shareholder of and retain management control over NTC, and (iii) that NTC and IFX continue to be the Company’s largest shareholders and retain control over the Company. As of December 31, 2006, the Company was in compliance with these undertakings and covenants.

(13)	Accrued Pension Liabilities
(a)	The pension information for the years ended December 31, 2005 and 2006, was as follows:

	2005	2006
Balance of the retirement fund	$29,192	44,428
Periodic pension costs
Defined benefit plan cost	35,317	11,372
Defined contribution plan cost	23,482	61,083
Accrued pension liabilities-defined benefit plan	50,594	46,746
Accrued expenses-defined contribution plan	12,265	20,099
(b)	The following table sets forth the details of the reconciliation of funded status to accrued pension liability on December 31, 2005 and 2006:

	2005	2006
Benefit obligation:
Vested benefit obligation	$(4,227)	(3,504)
Non-vested benefit obligation	(54,372)	(61,546)

Accumulated benefit obligation	(58,599)	(65,050)
Projected compensation increase	(65,607)	(70,459)

Projected benefit obligation	(124,206)	(135,509)
Fair value of plan assets	31,115	46,963

Funded status	(93,091)	(88,546)
Unamortized pension gain or losses	42,497	41,800

Accrued pension liability	$(50,594)	(46,746)

(c)	As of December 31, 2005 and 2006, the actuarial present value of the vested benefits for the Company’s employees in accordance with the retirement benefit plan was approximately NT$4,609 and NT$4,112, respectively.

(d)	Major assumptions used to determine the pension plan funded status for the years ended December 31, 2005, and 2006, were as follows:

	2005	2006
Discount rate	3.00%	2.75%
Rate of increase in compensation	3.00%	3.00%
Expected long-term rate of return on plan assets	3.00%	2.75%

INOTERA MEMORIES, INC.
Notes to Financial Statements
(14)	Income Tax
(a)	The Company’s earnings are subject to income tax at a statutory rate of 25%. For the years ended December 31, 2005, and 2006, the components of income tax expense were as follows:

	2005	2006
Income tax expense — current	$152,162	268,345
Income tax expense — deferred	185,199	118,154

Income tax expense	$337,361	386,499

(b)	The details of deferred income tax expenses for the years ended December 31, 2005, and 2006, were as follows:

	2005	2006
Investment tax credit	$(2,917,497)	(963,916)
Difference in depreciation expense for tax purposes and financial accounting purposes	1,261	1,260
Allowance for inventory devaluation	—	(4,712)
Provision for pension expense in excess of tax limit	(4,634)	962
Realized accrued operating expenses	2,138	14,308
Impairment loss on idle asset	—	(8,027)
Utilized loss carryforwards	47,414	—
Allowance for valuation of deferred tax assets	3,123,694	1,220,105
Decrease in unrealized foreign exchange gain	(67,177)	(152,808)
Increase in valuation gain on financial instruments, net	—	10,982

Deferred income tax expense	$185,199	118,154

(c)	The income tax calculated on pretax financial income at a statutory income tax rate of 25% was reconciled with the actual income tax as reported in the accompanying financial statements for the years ended December 31, 2005, and 2006, as follows:

	2005	2006
Income tax calculated based on financial pretax income	$1,566,770	4,123,070
Tax effect of tax-free income from income tax holiday	(1,269,720)	(3,967,622)
Increase in income tax credit for purchasing machinery and equipment	(3,353,697)	(694,779)
Differences between estimated and actual income tax expense filing	263,056	(453,270)
Tax-exempt securities	(985)	(5,147)
Increase in valuation allowance for deferred income tax assets	3,123,694	1,220,105
10% surtax on undistributed earnings	7,862	160,095
Income tax levied separately	381	4,034
Permanent differences	—	13

Income tax expense	$337,361	386,499

INOTERA MEMORIES, INC.
Notes to Financial Statements
(d)	Deferred income tax assets and tax liabilities as of December 31, 2005 and 2006, were as follows:

	2005.12.31	2006.12.31
Current:
Deferred income tax assets	$66,267	116,396
Deferred income tax liabilities	(29,862)	(36,706)

Current deferred income tax liablilities-current, net	$36,405	79,690

Non-current:
Deferred income tax assets	$7,194,031	8,086,962
Valuation allowance for deferred income tax assets	(6,596,233)	(7,816,338)

Deferred income tax assets—non-current, net	597,798	270,624
Deferred income tax liabilities	(245,040)	—

Non-current deferred income tax assets, net	$352,758	270,624

Total deferred income tax assets	$7,260,298	8,203,358

Total deferred income tax liabilities	$274,902	36,706

Total valuation allowance for deferred income tax assets	$6,596,233	7,816,338

(e)	As of December 31, 2005 and 2006, the components of deferred income tax assets or liabilities were as follows:

	2005.12.31		2006.12.31
		Effects on		Effects on
	Amount	income tax	Amount	income tax
Deferred income tax assets:
Unused investment tax credit	$7,023,377	7,023,377	7,987,293	7,987,293
Difference in depreciation expense for tax purposes and financial accounting purposes	8,030	2,007	2,986	747
Allowance for inventory devaluation	—	—	18,849	4,712
Provision for pension expense in excess of tax limit	50,594	12,649	46,746	11,687
Unrealized foreign exchange loss	818,944	204,736	433,465	108,366
Cumulative effect of change in accounting principle on financial assets	—	—	317,220	79,305
Allowance for impairment loss on idle	—	—	32,107	8,027
Unrealized operating expenses	70,114	17,529	12,886	3,221

Deferred income tax assets, gross		$7,260,298		8,203,358

Deferred income tax liabilities:
Unrealized foreign exchange gain	$1,099,609	274,902	102,899	25,724
Unrealized valuation gain on financial instruments	—	—	43,928	10,982

Deferred income tax liabilities, gross		$274,902		36,706

INOTERA MEMORIES, INC.
Notes to Financial Statements
(f)	Under the ROC Statute for Upgrading Industries, the Company’s unused investment tax credits as of December 31, 2006, were as follows:

		Personnel training and
	Purchasing machinery	research and development
Year	and equipment	expenditures	Expiry Year
2003	$565,230	14,539	2007
2004	3,049,861	—	2008
2005	3,852,048	35,058	2009
2006	470,557	—	2010

	$7,937,696	49,597

ROC Income Tax Law provides an investment tax credit to companies that purchase certain types of equipment and machinery. Such tax credit can be used to reduce by up to 50% of income tax liability arising from the Company’s products produced using such machinery for four years starting from the year of equipment purchase, and can be used to reduce by up to 100% such income tax liability in the fifth year.
(g)	The Company’s income tax returns have been examined by the ROC tax authority through 2004.

(h)	Undistributed earnings, imputation credit account (ICA) and creditable ratio

	2005.12.31	2006.12.31
Undistributed earnings after 1997	$5,943,790	17,482,894

Imputation credit account	$27,822	146,489

	2005 ( Actual )	2006 ( Projected )
Creditable ratio	3.24%	2.12%

INOTERA MEMORIES, INC.
Notes to Financial Statements
(i)	The stockholders approved a resolution during their meetings on June 29, 2005, and October 18, 2004, to allow the Company to avail of the Income Tax Holiday for investment projects under Article 9 of the Statute for Upgrading Industries. The Company has availed of the five-year Income Tax Holiday commencing from January 1, 2005, June 1, 2005, and January 1, 2006, respectively, for the taxable income that is derived only from the sale of products produced from its Fab-1-Phases 1, 2, and 3 investment project. As of December 31, 2006, the exemption from profit-seeking enterprise income tax (“Income Tax Holiday”) under Article 9 of the Statute for Upgrading Industries for the aforesaid investment projects had the following duration.

Duration of Income Tax Holiday
Inotera Fab-1 — Phase 1	January 2005 — December 2009
Inotera Fab-1 — Phase 2	June 2005— May 2010
Inotera Fab-1 — Phase 3	January 2006— December 2010
(15)	Stockholders’ Equity
(a)	Common stock

During their meeting on June 29, 2005, the stockholders approved a resolution allowing the Company to further increase its capital by NT$132,940 by declaring stock dividends out of its 2004 earnings. This capital increase was approved by the Securities and Futures Bureau (SFB) on July 12, 2005. On July 18, 2005, the board of directors approved a resolution to set August 9, 2005, as the effective date for distributing this stock dividend by issuing new shares.

On February 6, 2006, the board of directors approved the Initial Public Offering of the Company’s shares through the issuance of 200 million Company shares for cash at initial price offering of NT$33 per share on the Taiwan Stock Exchange (TSE). The Company approved a resolution to set March 14, 2006, as the effective date for issuing new shares. This capital increase was approved by the SFB on April 11, 2006. The excess of the initial price offering over the par value of the shares issued of NT$23 per share was recorded as capital surplus— paid-in capital in excess of par value.

Effective May 16, 2006, the Company sold for cash 40 million GDSs, representing 400 million common shares of the Company, at a price of US$10.53 per share and subsequently listed its GDSs on the LSE. Total issuance of GDSs amounted to US$421,200 thousand, and each GDS offers the holder the right to receive 10 shares of the Company. The offering was approved by the SFB on May 1, 2006. On May 16, 2006, the Company issued 400 million of its shares, and net proceeds were US$416,114 thousand, or NT$13,169,176 (after deducting commissions and offering expenses payable by the Company). The net proceeds exceeded the par value by NT$9,169,176, which was recorded as capital surplus – paid-in capital in excess of par value.

INOTERA MEMORIES, INC.
Notes to Financial Statements
As of December 31, 2005 and 2006, the Company’s total authorized capital amounted to NT$40,000,000, and total issued common stock amounted to NT$25,109,540 and NT$31,109,540, respectively, with $10 par value per share.
(b)	Capital surplus

As of December 31, 2005 and 2006, the capital surplus consisted of the following:

	2005.12.31	2006.12.31
Paid-in capital in excess of par value	$15,548,660	29,317,836

According to the ROC Company Law, realized capital surplus can be transferred to common stock after deducting the accumulated deficit, if any. Realized capital surplus includes the additional paid-in capital from issuance of common stock in excess of the common stock’s par value, donation from others, and additional paid-in capital-treasury stock.

(c)	Earnings appropriation and distribution

The Company’s annual net profit, after providing for income tax and covering the losses of previous years, shall be first set aside for legal reserve at the rate of 10% thereof until the accumulated balance of legal reserve equals the total issued capital. The remaining net profit, if any, after providing for any special reserves or reserving certain undistributed earnings for business purposes shall be distributed as follows:
(i)	0.1%— 1% as remuneration to directors and supervisors.

(ii)	1%—8% as bonus to employees.

(iii)	The remainder as dividends to stockholders, distributed in the form of cash dividends and/or stock dividends.
As it belongs to a highly capital-intensive industry with strong growth potential, the Company adopts a dividend distribution policy which is in line with its capital budget and long-term financial plans. This policy requires, among other things, that the distribution of cash dividends shall be at least fifty percent (50%) of the Company’s total dividend distribution for the year.

Based on the resolutions approved by the stockholders during their meeting on June 29, 2005, and June 7, 2006, the Company’s stockholders proposed to distribute the Company’s 2004 and 2005 earnings as follows:

INOTERA MEMORIES, INC.
Notes to Financial Statements

	Earnings distribution		Distribution per share
	2004	2005	2004	2005
Legal reserve	$90,130	592,976	—	—
Special reserve	542,605	—	—	—
Remuneration to directors and supervisors	2,686	3,736	—	—
Bonus to employees—cash	8,057	298,866	—	—
Bonus to employees—stock	8,057	—	—	—
Dividends to stockholders—cash	124,883	3,433,227	0.05	1.1036
Dividends to stockholders—stock	124,883	—	0.05	—

	$901,301	4,328,805	0.10	1.1036

If the remuneration to directors and supervisors and the employees’ bonus were recorded as compensation expenses, the retroactive earnings per share in 2004 would decrease from NTD$0.51 to NTD$0.5 and the earnings per share in 2005 would decrease from NTD$2.36 to NTD$2.24.

The appropriation of the Company’s 2006 net income for the employees’ bonus and remuneration to directors and supervisors is subject to a resolution to be passed and approved by the Company’s directors and stockholders during their meetings normally held within six months after the year-end closing. Following the approval of this resolution, related information can be obtained from the public information website.
(16) Earnings Per Share
For the years ended December 31, 2005, and 2006, the weighted-average number of outstanding common shares and the common stock equivalents for calculating the basic EPS consisted of the following (expressed in thousands of New Taiwan Dollars and shares, except for earnings per share expressed in New Taiwan Dollars):

2005
	Amount			Earnings per share
Total weighted
	Income before	Income after	average shares	Before	After
	income tax	income tax	outstanding	income tax	income tax
Basic earnings per share
Net income	$6,267,119	5,929,758	2,510,954	2.50	2.36

INOTERA MEMORIES, INC.
Notes to Financial Statements

	2006
	Amount			Earnings per share
			Total weighted
	Income before	Income after	average shares	Before	After
	income tax	income tax	outstanding	income tax	income tax
Basic earnings per share
Income before cumulative effect of change in accounting principle	$16,492,323	16,105,824	2,923,557	5.64	5.51
Cumulative effect of change in accounting principle	(317,220)	(237,915)	2,923,557	(0.11)	(0.08)

Net income	$16,175,103	15,867,909		5.53	5.43

(17)	Financial Instrument Information
(a)	Fair value of financial instruments

As of December 31, 2005 and 2006, the fair value of the Company’s financial assets and liabilities were as follows:

	2005.12.31		2006.12.31
Financial instruments	Book value	Fair value	Book value	Fair value
Financial assets:
Cash and cash equivalents	$9,822,568	9,822,568	21,704,854	21,704,854
Accounts receivable — related parties	5,050,277	5,050,277	8,332,816	8,332,816
Interest rate swap	—	38,637	52,255	52,255
Foreign exchange forward contracts	1,268,011	912,154	941,480	941,480
Mutual bond fund	—	—	660,484	660,484
Refund deposits	28,544	28,544	79,219	79,219

Financial liabilities:
Short-term loans (including current portion of long-term loans)	8,754,936	8,754,936	10,299,107	10,299,107
Accounts payable (including accounts payable — related parties)	4,065,278	4,065,278	21,516,696	21,516,696
Bond payable	—	—	6,000,000	5,988,672
Long-term loans	26,034,564	26,034,564	19,392,164	19,392,164
(b)	The methods and assumptions used to estimate the fair value of each class of financial instruments were as follows:
(i)	The book value of short-term financial instruments is believed to be not materially different from the fair value because the maturity dates of short-term financial instruments are within one year from the balance sheet date. Therefore, their book value is adopted as a reasonable basis for determining their fair value. This principle is applied in estimating the fair value of short-term financial instruments including cash and cash equivalents, account receivables, account payables, and short-term loans.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(ii)	The fair value of financial instruments traded in active markets is based on quoted market prices. If the financial instruments are not in an active market, then the fair value is determined by certain valuation techniques, using assumptions under existing market conditions.

(iii)	The discounted present value of anticipated cash flows is adopted as the fair value of long-term debt. The discounting rates used in calculating the present value are similar to those of the Company’s existing long-term loans.

(iv)	Fair value of bond payable was determined by using broker quote. This quote is tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

(v)	Refundable deposits are refunded in cash based on its contracted amount. Therefore, its book value is equivalent to its fair value.
(c)	As of December 31, 2006, the fair values of the financial instruments, were based on market values in an active market or determined by using broker quotes / carrying values, as follows:

	2006.12.31
		Value determined by using
	Market value in active	broker quote / carrying
Financial instruments	market	value
Financial assets:

Cash and cash equivalents	$21,704,854	—
Accounts receivables — related parties	—	8,332,816
Interest rate swaps	—	52,255
Foreign exchange forward contracts	—	941,480
Mutual bond fund	—	660,484
Refund deposits	—	79,219

Financial liabilities:

Current portion of long-term loans	—	10,299,107
Accounts payable (including accounts payable — related parties)	—	21,516,696
Bond payable	—	5,988,672
Long-term loans	—	19,392,164

INOTERA MEMORIES, INC.
Notes to Financial Statements
(d)	Financial risk information
(i)	Market risk

All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risks are believed to be low.

The Company has sufficient operating capital to meet the cash requirements for the derivative financial instrument transactions. In addition, additional cash inflow is expected to meet the cash outflow. Therefore, the cash flow risk is low.

(ii)	Credit risk

The Company signed a “Product Purchase and Capacity Reservation Agreement” with NTC and IFX ( which transferred all its rights to Qimonda), as described in note 18(b) (vi). Under this agreement, these entities are each entitled to a contracted percentage of the Company’s production capacity. Under the agreement, the sales of the Company were derived 100% from NTC, IFX and Qimonda. The sales are an indication that the Company has concentration of credit risk. Because these customers are all reputable listed companies, the accounts receivable from NTC and Qimonda are collectible. Management believes its exposure related to the potential payment default by NTC and Qimonda is low, as described in note 18(b).

Credit risks of financial instrument transactions represent the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

(iii)	Cash flow and interest rate risk

Interest rate risk arises from short-term and long-term loans. Loans issued at variable rates expose the Company to cash flow interest rate risk. If the market interest rate increases by 1%, the cash outflow of the Company would increase by NT$296,913. The Company manages its cash flow interest rate risk by using floating-to-fixed interest-rate swaps. Such interest rate swaps have the economic effect of converting loans from floating rates to fixed rates.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(18) Related-party Transactions
(a)	Names of and relationship with related parties

Name	Relationship with the Company
Nan Ya Plastics Corp. (NPC)	Common chairman

Nanya Technology Corp. (NTC)	Stockholder

Infineon Technologies AG (IFX)	Stockholder

Qimonda Technologies Suzhou Co., Ltd (formerly Infineon Technologies Suzhou Co., Ltd)	Subsidiary of Qimonda AG
Qimonda Richmond, LLC (formerly Infineon Technologies, Richmond)	Subsidiary of Qimonda AG
Qimonda AG	Subsidiary of IFX
(b)	Significant related-party transactions
(i)	Sales revenue and accounts receivable

Significant sales to related parties for the years ended December 31, 2005 and 2006, were as follows:

	2005		2006
		% of		% of
	Amount	net sales	Amount	net sales
NTC	$11,502,292	49.94	20,477,214	50.21
IFX	9,180,137	39.86	3,994,116	9.79
Qimonda Technologies Suzhou Co., Ltd	2,347,571	10.19	2,695,017	6.61
Qimonda Richmond, LLC	2,203	0.01	—	—
Qimonda AG	—	—	13,615,363	33.39

	$23,032,203	100.00	40,781,710	100.00

INOTERA MEMORIES, INC.
Notes to Financial Statements
The balances of accounts receivable resulting from the above transactions as of December 31, 2005 and 2006, consisted of the following:

	2005.12.31		2006.12.31
		% of accounts		% of accounts
		receivable—		receivable—
	Amount	related parties	Amount	related parties
NTC	$2,362,640	46.78	4,325,897	51.91
IFX	1,898,230	37.59	—	—
Qimonda Technologies Suzhou Co., Ltd	789,407	15.63	—	—
Qimonda AG	—	—	4,006,919	48.09

	$5,050,277	100.00	8,332,816	100.00

The normal credit term with the related parties above is 60 days from delivery date.

(ii)	Purchases and accounts payable

Significant purchases from related parties for the years ended December 31, 2005 and 2006, were as follows:

	2005		2006
		% of net		% of net
	Amount	purchases	Amount	purchases
NPC	$49,827	0.17	680,957	15.85
NTC	—	—	70,039	1.63
IFX	464,481	1.56	217,230	5.06
Qimonda AG	—	—	252,285	5.87

	$514,308	1.73	1,220,511	28.41

INOTERA MEMORIES, INC.
Notes to Financial Statements
The balances of accounts payable resulting from the above transactions as of December 31, 2005 and 2006, were as follows:

	2005.12.31		2006.12.31
		% of total		% of total
		accounts		accounts
	Amount	payable	Amount	payable
NPC	$32,420	0.80	346,304	1.61
IFX	22,792	0.56	—	—
Qimonda AG	—	—	59,613	0.28

	$55,212	1.36	405,917	1.89

The Company pays NPC and NTC on the 15th of the month following the month of purchase, and pays IFX and Qimonda AG within 30 days of the invoice date. Purchases from NPC included miscellaneous equipment. Purchase prices and payment terms of purchases from related parties are not materially different from those of non-related general suppliers.

(iii)	Acquisition and disposition of property, plant and equipment

In May 2005, the Company purchased for NT$1,575,000 from NTC six parcels of land numbered 347 and five other numbers, which are located in Hwa-Ya, Kueishan, Taoyuan County. As of December 31, 2005, the Company fully paid the purchase price.

In June 2005, the Company purchased for NT$73,827 electronic equipment from NTC, which was accounted for as machinery and equipment. As of December 31, 2005, the Company fully paid the purchase price.

In July 2006, the Company sold for NT$600 to NTC machinery with a book value of NT$2,142. Loss on disposal of this asset amounted to NT$1,542, which was accounted for as non-operating expenses and losses — others. As of December 31, 2006, the Company received full payment from NTC.

(iv)	Training expense

NTC transferred some of its employees to the Company to enable the Company to have a sufficient number of high quality and loyal staff. Consequently, the Company is required to reimburse NTC for the loss of their experienced employees in an amount equal to 6 months’ salary of those employees. The Company booked this expenditure as training expenses (classified under administrative and general expenses) of NT$5,180 for the year ended December 31, 2005. As of December 31, 2005, the Company fully paid these training expenses.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(v)	Lease contracts

Commencing from July 1, 2005, the Company signed lease contracts with NTC. Refer to notes 7 and 9 for details.

(vi)	Other significant transactions

IFX provides some IT and inspection services and other services to the Company. As of December 31, 2005 and 2006, the unpaid liability from these transactions amounted to NT$61,757 and NT$0, respectively, which was accounted for as other payables — related parties.

Qimonda AG provides IT and handling services to the Company. As of December 31, 2006, the unpaid liability from these transactions amounted to NT$36,511, which was accounted for as other payables — related parties.

NTC supplies some of the Company’s utilities, steam, purification for waste water and employee dormitories. As of December 31, 2005 and 2006, the unpaid liability from this transaction amounted to NT$20,059 and NT$24,932, respectively, which was accounted for as other payables — related parties.

NPC rents out dormitory space and water and power utility facilities to the Company. As of December 31, 2005 and 2006, the unpaid rental and utilities amounted to NT$4,437 and NT$4,096, respectively, which was accounted for as other payables — related parties.

(vii)	Contracts with related parties

The Company signed a “Product Purchase and Capacity Reservation Agreement” with NTC and IFX. Under this agreement, these entities are each entitled to a contracted percentage of the Company’s production capacity. The Company is committed to sell its production to these entities at a transfer price calculated in accordance with the formula stated in the agreement. This agreement took effect on July 15, 2003, and will continue in effect until terminated by either party with cause or when the Joint Venture Agreement and/or the License and Technical Cooperation Agreement between NTC and IFX are terminated.

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

IFX has completed the carve-out of its memory product business group effective on May 1, 2006. Accordingly, IFX’s memory products business, including substantially all of the related assets and liabilities and personnel were transferred to a wholly owned subsidiary named Qimonda AG. Also, IFX assigned the rights and obligations under the “Product Purchase and Capacity Reservation Agreement” and “Know-How Transfer Agreement” to Qimonda AG effective on May 1, 2006.

INOTERA MEMORIES, INC.
Notes to Financial Statements
The Company signed a service contract with NTC. Under this contract, NTC provides transaction support in the following areas: human resources, finance, engineering and construction, raw material, inventory, etc. The service fee is charged based on the actual type of service rendered. The contract took effect on July 15, 2003, and will continue in effect until terminated mutually by both parties.
(19)	Pledged Properties

Refer to note 12 for information on the Company’s assets pledged to secure loans.

(20)	Commitments and Contingencies

As of December 31, 2005 and 2006, in addition to those described in the financial statements and accompanying notes, the balance of outstanding letters of credit were as follows:

Currency	2005.12.31	2006.12.31
USD	$13,197	65,308
JPY	¥342,070	2,099,273
EUR	€674	50,907
(21)	Significant Disaster Loss: None.

(22)	Subsequent Events:

The Company issued a second domestic unsecured bonds on January 5, 2007. The issuance was approved by the SFB, as follows:

Coupen Rate and
Principal	Par Value	Duration	Interest Payment	Repayment Term
NT$4,000,000	NT$1,000	2007.1.5 ~ 2012.1.5	Interest payable annually at 2.23%	Payable on maturity date

INOTERA MEMORIES, INC.
Notes to Financial Statements
(23) Others
(a)	The Company’s personnel, depreciation, and amortization expenses were as follows:

	For the year ended December 31, 2005
	Cost of goods sold	Operating expenses	Total
Personnel expenses
Salaries	1,048,967	192,903	1,241,870
Labor and health insurance	63,796	8,084	71,880
Pension expenses	48,974	9,825	58,799
Other personnel expenses	29,724	3,628	33,352
Depreciation expenses	8,049,957	49,594	8,099,551
Amortization expenses	6,995	—	6,995

	For the year ended December 31, 2006
	Cost of goods sold	Operating expenses	Total
Personnel expenses
Salaries	1,369,465	205,154	1,574,619
Labor and health insurance	90,656	8,267	98,923
Pension expenses	61,163	11,292	72,455
Other personnel expenses	41,019	4,037	45,056
Depreciation expenses	11,571,260	62,119	11,633,379
Amortization expenses	8,454	—	8,454
(b)	As discussed in note 18(b)(vii) to the financial statements, the Company signed a service contract with NTC, under which, the General Administrative Office of the Formosa Group is entrusted to provide certain administrative services. For the years ended December 31, 2005 and 2006, the service expenses paid to the General Administrative Office of the Formosa Group amounted to NT$25,631 and NT$28,278, respectively.

(c)	Stock purchase plan

The Board of Directors of the Company approved a resolution to adopt a “Deferred Stock Purchase Plan” (the Plan). Under this Plan, the employees of the Company are allowed to purchase the Company’s shares which are being held by Hwa-Keng Investment Corp., a corporate stockholder of the Company, following the approval thereof by the board of directors and stockholders of Hwa-Keng Investment Corp.

INOTERA MEMORIES, INC.
Notes to Financial Statements
The Plan requires that its actual implementation shall be made within 4 weeks after the approval of the Company’s stock listing by the SFB. The purchase price is the higher of NT$15 per share or the net book value per share of the Company at the time of the Plan’s execution plus 10% premium thereof. There were 73,124 thousand Company shares being held by Hwa-Keng Investment Corp., which were made available for purchase by the employees. On January 6, 2006, the Company received the approval from the SFB, and implemented the Plan on the same day. On February 9, 2006, Hwa-Keng Investment Corp. sold 64,032,908 Company shares at NT$20.07 per share to the employees of the Company, following the Company’s implementation of the Plan.

Under the International Financial Reporting Standards (IFRS), the share-based payment is normally accounted for as current expenses. If the IFRS is adopted to account for the share-based payment under this Plan, the Company should recognize compensation cost of approximately NT$826,025 in current results of operations. However, the Company did not adopt this accounting treatment under IFRS because there are no specific accounting principles or declaratory statutes announced by the Accounting Research and Development Foundation (the ARDF) in the Republic of China. The ARDF is now in the process of promulgating the accounting treatment on share-based payment under this type of Plan and has indicated that there is a common view that simply requires disclosing the details of the Plan in the financial statements when the Plan is consummated before the declaratory statutes is announced by the ARDF, without recognizing an expense currently. For this reason, the Company simply disclosed the details of the Plan to conform with the requirement for disclosure.

(d)	Reclassifications

Certain accounts in the 2005 financial statements, have been reclassified to conform with the financial statements presentation adopted in 2006, for purposes of comparison. These reclassifications have not materially affected the financial statements.

INOTERA MEMORIES, INC.
Notes to Financial Statements
(24) Segment Information
(a)	Industrial information

The Company’s main operating activities are to manufacture and to sell semiconductor product, which belong to a single industrial segment.

(b)	Geographic information

The Company has no foreign operation segment; thus, no geographic information is provided.

(c)	Export sales information

Export sales to geographic areas in 2005 and 2006 were summarized as follows:

	2005		2006
Destination Area	Amount	% of net sales	Amount	% of net sales
Europe	$9,180,137	39.86	17,609,479	43.18
Asia	2,347,571	10.19	2,695,017	6.61
North America	2,203	0.01	—	—

Total	$11,529,911	50.06	20,304,496	49.79

(d)	Major clients

The major clients of the Company for the years 2005 and 2006 were summarized as follows:

	2005		2006
Client	Amount	% of net sales	Amount	% of net sales
NTC	$11,502,292	49.94	20,477,214	50.21
Qimonda AG	—	—	13,615,363	33.39
IFX	9,180,137	39.86	3,994,116	9.79
Qimonda Technologies Suzhou Co., Ltd	2,347,571	10.19	2,695,017	6.61

Total	$23,030,000	99.99	40,781,710	100.00

INOTERA MEMORIES, INC.
Notes to Financial Statements
(25)	Summary of Significant Differences between Accounting Principles Followed by the Company and Generally Accepted Accounting Principles in the United States of America
a.	Derivative financial instrument transactions

Before January 1, 2006, under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies have flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. In practice, derivative contracts including foreign currency forward contracts and interest rate swaps are accounted for as follows:
(i)	Foreign exchange forward contracts

Foreign exchange forward contracts, which were entered into for the purpose of hedging the risks of exchange rate fluctuation on foreign currency receivables and payables, were translated into New Taiwan Dollars using spot rates on the balance sheet date. The resulting translation difference was recorded as an exchange gain or loss in the accompanying statements of income. The difference between the forward rate and spot rate at the contract date was amortized over the contract period.

(ii)	Interest rate swaps

Because there is no physical transfer of principal, only memo entries of notional principals were made for interest rate swaps. For trading swaps, the differences between the present and market values of interest receivables or payables arising thereon were reported as unrealized gains or losses on derivative instruments. For non-trading swaps, interest was accrued based on contract terms, with interest revenue and expense recognized in the same period that the hedged items affect earnings.
Effective January 1, 2006, however, the accounting for derivative financial instrument transactions is principally equivalent to U.S. GAAP.

U.S. GAAP contains comprehensive guidance as to when hedge accounting is appropriate. As a consequence, certain derivative contracts such as foreign currency forward contracts and interest rate swaps included in the Company’s balance sheet would be recorded at the derivatives contract’s market rate as of the reporting date, resulting in a decrease in other receivables as reported under the ROC GAAP balance sheet.

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

c.	Undistributed earnings surtax

Companies in the ROC are subject to a 10% surtax on undistributed profits earned after December 31, 1997. If the undistributed earnings are distributed in the following year, the 10% surtax is not due. Under ROC GAAP, income tax expense is recorded in the statement of operations in the following year if the earnings are not distributed to the shareholders.

Under U.S. GAAP, the 10% surtax leviable on the undistributed earnings is recorded in the statement of income in the year when the profits were earned. The income tax expense, including the tax effects of temporary differences, in such year is measured by using the rate that includes this 10% surtax.

As of December 31, 2005 and 2006, the Company has established a valuation allowance for principally all of its deferred tax assets as a result of forecasts for future taxable income and the five-year Income Tax Holiday related to taxable income that is derived from the sale of products produced from Phases 1, 2, and 3 of Fab 1.

d.	Capital contribution

Under ROC GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner/shareholder is not recorded nor treated as the shareholder’s capital contribution in the Company.

Under U.S. GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner would be recorded as expense and treated as capital contribution in the Company.

INOTERA MEMORIES, INC.
Notes to Financial Statements
e.	Lease

Under ROC GAAP, the estimated fair value of a partially leased building used in evaluating the lease classification described under Note 2 (h) to the financial statements can be based on the proportionate fair value of the entire building.

Under U.S. GAAP, the fair value of a partially leased building used in determining the lease classification must be based on the specific fair value of the leased asset. In the event that the fair value of the partially leased building can not be determined, the lease of a partial building should be treated as an operating lease. As a result, the leased asset described in Note 7 to the financial statements, which was treated as a capital lease under ROC GAAP would be treated as an operating lease under U.S. GAAP.

f.	Related party

Under ROC GAAP, the transaction with the Formosa Group as described in Note 23(b) is not treated as a related party transaction.

Under U.S. GAAP, the transaction would be considered a related party transaction.

g.	Earnings per share

Under ROC GAAP, earnings per share are calculated based on the weighted average number of outstanding shares. The weighted average number of outstanding shares is retroactively adjusted for common stock issued arising from the distribution of stock dividends through unappropriated earnings and capital surplus.

Under U.S. GAAP, when a simple capital structure exists, basic earnings per share are calculated using the weighted average number of common shares outstanding. The weighted average number of outstanding shares is not retroactively adjusted for stock dividends.

h.	Stock purchase plan

Under ROC GAAP, no compensation cost is recognized for the deferred stock purchase plan because there are no specific accounting principles or declaratory statutes announced by the Accounting Research and Development Foundation (the ARDF) in the Republic of China.

Under U.S. GAAP, compensation cost is recognized for the deferred stock purchase plan based on the difference between the fair value of the shares at the date of grant and the price paid by the employee.

INOTERA MEMORIES, INC.
Notes to Financial Statements
i.	Pension

In accordance with ROC GAAP, the Company’s unrecognized actuarial gains and losses are not recognized as pension liabilities until the accumulated unrecognized amounts exceed certain thresholds.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in other comprehensive income in the year in which the changes occur. Retrospective application of SFAS 158 is not permitted. The Company has adopted SFAS 158 for purposes of its US GAAP reconciliation with effect as of December 31, 2006.

j.	Statement cash flows

Under ROC GAAP, bonus to employees and remuneration to directors and supervisors are considered financing activities.

Under US GAAP, bonus to employees and remuneration to directors and supervisors are considered operating activities.

INOTERA MEMORIES, INC.
Notes to Financial Statements
The following reconciles net income and stockholders’ entity under ROC GAAP as reported in the audited financial statements to the net income and stockholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	2005	2006
Net income
Net income based on ROC GAAP	$5,929,758	15,867,909
Adjustments:
a.Foreign currency forward contracts — marked to market	(355,857)	—
a.Interest rate swaps — marked to market	75,943	—
a.Cumulative effect of change in accounting principle	—	317,220
b.Bonuses to employees	(298,866)	(799,742)
b.Remuneration to directors and supervisors	(3,736)	(9,997)
c.10% surtax on undistributed earnings	(565,812)	(1,428,112)
c.Tax benefit	588,522	858,623
d.Expatriate employees payroll cost paid by IFX	(168,697)	(166,766)
e.Operating lease	(4,742)	(8,930)
h.DSPP	—	(826,025)

Net decrease in net income	(733,245)	(2,063,729)

Net income based on U.S. GAAP	$5,196,513	13,804,180

Earnings per share	$2.08	4.72

Stockholders’ equity
Stockholders’ equity based on ROC GAAP	$47,236,284	79,137,540
Adjustments:
a.Foreign currency forward contracts — marked to market	(355,857)	—
a.Interest rate swaps — marked to market	38,637	—
b.Bonuses to employees	(298,866)	(799,742)
b.Remuneration to directors and supervisors	(3,736)	(9,997)
c.10% surtax on undistributed earnings	(565,812)	(1,428,112)
c.Tax benefit	639,247	932,058
d. Expatriate employees payroll cost paid by IFX	(324,773)	(491,539)
d.Contributed capital (net of tax of $105,552 and $159,951 in 2005 and 2006, respectively) arising from employees payroll paid by IFX	219,221	331,788
e.Operating lease	(4,742)	(13,672)
i.Other comprehensive income—pension	—	(41,800)

Net decrease in stockholders’ equity	(656,681)	(1,521,016)

Stockholders’ equity based on U.S. GAAP	$46,579,603	77,616,524

Changes in stockholders’ equity based on U.S. GAAP
Balance, beginning of period	$41,377,184	46,579,603
Issuance of common stock	—	19,769,176
Cash dividend to stockholders	(124,883)	(3,433,227)
Bonus shares issued at a premium to the employees	16,919	—
Contributed capital (net of tax of $54,827 and $54,199 in 2005 and 2006, respectively ) arising from employees	113,870	112,567
DSPP	—	826,025
Other comprehensive income — pension	—	(41,800)
Net income for the year	5,196,513	13,804,180

Balance, end of period	$46,579,603	77,616,524

INOTERA MEMORIES, INC.
Notes to Financial Statements
A reconciliation of the significant balance sheet accounts to the amounts determined under U.S. GAAP as of December 31, 2005 and 2006 were as follows:

	2005	2006
Current Assets
As reported	$20,340,339	36,470,375
U.S. GAAP adjustments
a.Financial assets-Interest rate swaps	38,637	—
a.Financial assets-Foreign currency forward contracts	(355,857)	—
e.Current portion of lease receivables	(6,690)	(4,912)
c.Deferred tax assets-current, net	11,277	28,351
e.Other current assets	2,057	—

As adjusted	$20,029,763	36,493,814

Property, plant and equipment
As reported	$66,162,814	100,410,476
U.S. GAAP adjustments
e.Building and structure	281,538	281,538
e.Other equipment	75,555	75,555
e.Accumulated depreciation	(18,414)	(31,977)

As adjusted	$66,501,493	100,735,592

Other Assets
As reported	$854,936	802,349
U.S. GAAP adjustments
c.Deferred tax assets-non-current, net	239,512	29,900
e.Lease receivables-long term	(338,788)	(333,876)

As adjusted	$755,660	498,373

Current Liabilities
As reported	$13,903,989	32,974,822
U.S. GAAP adjustments
b.Employees bonus	298,866	799,742
b.Remuneration to directors and supervisors	3,736	9,997
c.10% surtax on undistributed earnings	282,906	714,056

As adjusted	$14,489,497	34,498,617

Other Liabilities
As reported	$52,285	51,252
U.S. GAAP adjustments
i.Accrued pension liabilities	—	41,800

As adjusted	$52,285	93,052

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.
Date: March 30, 2007
Munich, Germany

QIMONDA AG

By: /s/ Kin Wah Loh

Name: Kin Wah Loh

Chairman of the Management Board

By: /s/ Dr. Michael Majerus

Name: Dr. Michael Majerus

Member of the Management Board

EXHIBIT INDEX

Exhibit 12.1	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 12.2	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 14.1	Consent of KPMG Certified Public Accountant