Form 20-F
period 2007-09-30
Qimonda AG
filed 2007-11-16
CIK 1369377

As filed with the Securities and Exchange Commission on November 16, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from                 to

Commission file number 001-32972
QIMONDA AG
(Exact name of Registrant as specified in its charter)

Gustav-Heinemann-Ring 212
81739 Munich, Germany
+(49)(89) 60088-0
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

As of September 30, 2007, 342,000,001 ordinary shares, of no par value, of Qimonda AG were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐

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
☑ Large accelerated filer     ☐ Accelerated filer     ☐ Non-accelerated filer

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
Yes ☐     No ☐

CROSS REFERENCES TO FORM 20-F

		Page

PART I:
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information
	Selected Financial Data	30
	Exchange Rate Information	140
	Risk Factors	3
Item 4:	Information on the Company	2
	History and Development of the Company	81
	Business Overview	78
	Organizational Structure	81, 139
	Property, Plant and Equipment	116
Item 4A	Unresolved Staff Comments	none
Item 5:	Operating and Financial Review and Prospects	32
	Operating Results	45
	Liquidity and Capital Resources	57
	Research and Development; Patents and Licenses	91, 103
	Trend Information	68
	Off-Balance Sheet Arrangements	66
	Contractual Obligations	61
Item 6:	Directors, Senior Management and Employees
	Directors and Senior Management	117
	Compensation	122
	Board Practices	118
	Employees	107
	Share Ownership	124
Item 7:	Major Shareholders and Related Party Transactions
	Major Shareholders	126
	Related Party Transactions	127
Item 8:	Financial Information	F-1
	Litigation	108
	Dividend Policy	139
	Significant Changes	140
Item 9:	The Offer and Listing
	Price History of the Stock	140
	Markets	140
Item 10:	Additional Information
	Articles of Association	135
	Material Contracts	148
	Exchange Controls	145
	Taxation	141
	Documents on Display	146
	Subsidiary Information	139

i

		Page

Item 11:	Quantitative and Qualitative Disclosure About Market Risk	64
Item 12:	Description of Securities Other Than Equity Securities	n/a
PART II:
Item 13:	Defaults, Dividend Arrearages and Delinquencies	none
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	147
Item 15:	Controls and Procedures	146
Item 16A:	Audit Committee Financial Expert	148
Item 16B:	Code of Ethics	148
Item 16C:	Principal Accountant Fees and Services	148
Item 16D:	Exemption from the Listing Standards for Audit Committees	148
Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	none
PART III:
Item 18:	Financial Statements	F-1
Item 19:	Exhibits (See Exhibit Index)	—

CONTENT OVERVIEW

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our combined and consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union (EMU) of the Treaty Establishing the European Community, as amended from time to time. In this annual report, references to “euro” or ‘‘€” are to euro and references to “U.S. $” or “$” are to U.S. dollars. In this annual report, for convenience only, we have translated the euro amounts reflected in our combined and consolidated financial statements as of and for the financial year ended September 30, 2007, into U.S. dollars at the rate of €1.00 = $1.4219, the noon buying rate of the Federal Reserve Bank of New York for euro on September 28, 2007, the last currency trading day in September 2007. You should not assume that, on these or on any other dates, one could have converted these amounts of euros into dollars at these or any other exchange rates.

Our financial year ends on September 30 of each year. References to any financial year refer to the year ended September 30 of the calendar year specified.

This annual report contains market data that have been prepared or reported by DRAMeXchange, Gartner Inc. (Gartner), International Data Corporation (IDC), iSuppli Corporation (iSuppli) and World Semiconductor Trade Statistics (WSTS).

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

Forward-looking statements and market data

This annual report, including particularly the sections entitled “Risk Factors”, “Selected Combined and Consolidated Financial Data”, “Operating and Financial Review”, “The Semiconductor Memory Industry”, “Our Business”, “Management”,“Related Party Transactions and Relationships” and “Additional Information” contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this annual report. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this annual report, you should carefully understand that the forward-looking statements are not guarantees of performance or results.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this annual report.

In addition, this annual report contains information concerning the semiconductor memory products market generally and the DRAM market in particular, that is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor market and the DRAM market in particular will develop. These assumptions have been derived from independent market research and industry reports referred to in this annual report. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above.

If any of the assumptions regarding the market are incorrect, actual market results may differ from those predicted. Although we do not know what impact any such differences may have on our business, our future results of operations and financial condition and the market price of our ADSs may be materially adversely affected.

Company Information

We were registered in the commercial register of the local court of Munich on May 25, 2004 as Invot AG, a German stock corporation and wholly-owned subsidiary of Infineon Technologies AG, under number HRB 152545. We changed our name to Qimonda AG on April 6, 2006. Our principal executive offices are located at Gustav-Heinemann-Ring 212, 81739 Munich, Germany, and our telephone number is +49-89-60088-0. Our website is http://www.qimonda.com. This website address is included in this annual report as an inactive textual reference only. The information and other content appearing on our website are not part of this annual report. Our agent for service of process in the United States is Qimonda North America Corp., Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

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

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this annual report, including our combined and consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks described below are those significant risk factors, currently known and specific to us that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in our ADSs.

Risks related to the semiconductor memory industry

The DRAM industry is subject to cyclical fluctuations, including recurring periods of oversupply, which result in large swings in our operating results, including large losses.

The market for DRAM products is highly cyclical, with frequently mismatched demand and supply cycles. Because the majority of DRAM products shipped, especially those for the PC market, is of a commodity nature, DRAM prices are driven primarily by changes in worldwide DRAM supply, which in turn is driven by manufacturing capacity and, in part, by fluctuations in demand for the end products that use memory semiconductors. A typical DRAM market cycle is characterized by an initial period of high demand for DRAM products, resulting in rising DRAM prices. Higher prices and suppliers’ perception of increasing demand lead many suppliers and manufacturers to decide to construct, equip or contract new facilities to increase capacity. We and our competitors are currently bringing new capacity on-stream, in our case through the ramp-up at our DRAM manufacturing facility in Richmond, Virginia. Several of our competitors and we have announced the construction of new capacity, in our case a new DRAM manufacturing facility in Singapore, which we expect will commence production in 2009. However, the lead times for new or improved facilities to become operational average one to two years. By the time these facilities come on-stream, demand growth may have slowed or even reversed. When many suppliers’ additional manufacturing capacity comes on-stream, which may occur almost simultaneously, industry-wide supply often rises to exceed demand and DRAM prices fall, sometimes precipitously. This in turn can cause DRAM manufacturers to incur losses. As a result of this cyclicality, our results of operations have historically been volatile from year to year and we expect them to remain so. The cyclicality of the DRAM market is evidenced through the development of market prices for the higher volume standardized memory products. The average “spot” market price for 512Mb DDR2 DRAM as reported by DRAMeXchange fell from $6.36 on December 29, 2006, to $1.45 on September 28, 2007, a drop of 77.2%. We believe that part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at original equipment manufacturers (OEMs) ahead of the introduction of the Windows Vista computer operating system and capacity conversions from NAND to DRAM by some competitors following severe price erosion in the NAND flash area. During the three months ended June 30, 2007, the price decline continued and was amplified by strong DRAM output growth across the industry, driven, we believe, mostly by capacity increases and technology conversions to more efficient technologies. Although prices for DRAM products improved slightly in July 2007 compared to June 2007, in August 2007, prices resumed the decline that has characterized the calendar year to date. These price declines may have significant negative impact on operating results of DRAM suppliers, including ours.

The reluctance of DRAM manufacturers to run their facilities at less than full capacity can cause oversupply-driven downturns to last for prolonged periods, keeping DRAM prices low.

Because the fixed costs of building, equipping and operating DRAM manufacturing facilities, or fabs, are very high and constitute a high proportion of the costs of producing each DRAM chip, DRAM manufacturers normally operate their factories at full capacity, 24 hours per day and seven days per week, even when prices are low or falling. A manufacturer would typically continue production of DRAM products at full capacity at a DRAM facility as long as the average selling price of the DRAM chips the facility produces remains above that facility’s variable cost of producing chips and provided that the facility cannot be cost-effectively converted to manufacture a more profitable product. For this reason, there is typically little capacity or supply shrinkage in response to a market downturn. Oversupply has in a number of periods contributed to substantial declines in average selling prices. It did so in the nine months ended September 30, 2007, and is likely to do so again in the future. DRAM prices only begin to recover when demand growth strengthens sufficiently to match supply. While lower prices may lead to acceleration in demand if PC manufacturers, in particular, increase the amount of DRAM “bits per box”, or the amount of memory included in each device, the absorption of the oversupply may require a substantial increase in demand. As a result, oversupply-driven downturns can last for prolonged periods. It is likely that the DRAM industry will continue to suffer from cyclical downturns in the future and that we will be adversely affected by these downturns. Such downturns can have material adverse effects on our business, financial condition and results of operations for extended periods.

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

We sell our products for use in a variety of applications such as PCs, servers, game consoles and mobile and consumer devices. Our revenue growth depends not only on continued growth in the number of these products sold into our customers’ end markets, but also on the amount of DRAM “bits per box”. We are likely to suffer slower growth or a decline in demand for our products if our customers’ end markets do not continue to grow or if the “bits per box” do not continue to increase or if either decline. If this occurs during a period already characterized by DRAM oversupply, our business can suffer especially severe downturns. This occurred most recently in 2001, when worldwide DRAM sales dropped from $29 billion in 2000, to $11 billion in 2001, according to WSTS. According to Gartner, 256Mb equivalent DRAM was priced at $36 in the third quarter of 2000, but by the fourth quarter of 2001, this price had fallen below $4. These declines had a material adverse effect on our financial condition and results of operations and those of our competitors in 2001 and 2002. Any sustained decline in our customers’ markets for our products that may occur in the future could have a material adverse effect on our business, financial condition and results of operations.

A mismatch between the specific DRAM chips we or the DRAM industry generally are producing and the platforms for which equipment manufacturers require DRAMs can lead to declining prices for the DRAMs we produce and consequently to material inventory write-downs.

Which DRAMs are required by the market at any particular time depends on the platforms the manufacturers of PCs and other electronic devices are using in their products at that time. In general, DRAMs are designed, manufactured and assembled into modules for use on a specified platform, or logic chipset and its associated interfaces. If DRAM manufacturers are producing DRAMs for which there is not enough demand because the supply of the related platforms is low, the supply of these DRAMs may exceed the demand for them, causing prices for the affected DRAM products to fall. For example, the DDR2 generation of DRAMs is designed to work together with a DDR2 logic chipset to operate a PC. In the first quarter of our 2006 financial year, we and many of our competitors were producing large volumes of DDR2 DRAMs, but the PC manufacturers sourced far fewer DDR2 logic chipsets than would permit the manufacture of enough PCs to absorb all of the DDR2 DRAMs being produced. The result was a dramatic oversupply and price decline in DDR2 DRAMs industry-wide. A portion of the DDR2 DRAMs that we produced remained unsold and in our inventory until supply of appropriate logic chipsets created sufficient demand for these accumulated DDR2 DRAMs.

Given the significant risk of demand and supply mismatches characteristic of our industry, we may find it necessary to write down the carrying value of inventories in the future depending on market conditions. For some of our products, the significant price decline in our 2007 financial year resulted in the write-down of inventory of those products to market value in an amount of €85 million in accordance with our policy. Due to the volatility of the DRAM market, write-downs of this nature may continue to occur in periods of sharp price decline. Any such write-downs could have a material adverse effect on our business, financial condition and results of operations.

We may not respond quickly enough to the rapid technological change in our industry.

The semiconductor memory industry is characterized by rapid technological change, both in the design of memory chips and in the manufacturing processes used to produce them. The following technological developments are continuously driving the improvements in the performance standards of most DRAM products:

•	increasing the amount of data storage capacity per DRAM chip, or density (DRAM manufacturers have generally doubled the density of DRAM chips approximately every 24 months);

•	increasing data transfer rates, or bandwidth, between the DRAM and the central processing unit, or CPU, of the host device, such as a PC;

•	decreasing operating voltage and power consumption of the DRAM; and

•	reducing and tailoring the form factor of DRAM chips and components with a given density,

In 2000, the industry-standard DRAM chip had a density of 64 megabits. By 2006, the density of the standard DRAM chip had increased to 512 megabits with the 1 gigabit generation in ramp-up phase and higher densities in development. In the same period, the interface generation has evolved from SDRAM past DDR to DDR2, with DDR3 in the development phase. At the same time, operating voltage has declined from 3.3 volts for SDRAM to 1.5 volts for DDR3. DRAM manufacturers have continuously reduced the feature size of their technologies to enable them to manufacture higher density memory offering higher speeds and requiring lower operating voltages.

In addition, from time to time industry participants are able to reduce the overall size of the storage cells on DRAM chips, which could be a factor in reducing manufacturing costs by increasing the number of chips that can be manufactured on a wafer, and is becoming increasingly important for certain applications that require very small and specifically tailored form factors.

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

The semiconductor memory industry is characterized by intense competition, which could reduce our sales or put continued pressure on our prices.

The semiconductor memory industry is highly competitive and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure from major customers, periods of oversupply and continuous advancements in process technologies and manufacturing facilities. We compete globally with other major DRAM suppliers, including Samsung Electronics, Hynix Semiconductor, Elpida Memory, Micron Technology and Nanya Technology Corporation (Nanya), which is our joint venture partner in Inotera Memories, Inc. Some of our competitors have substantially greater capital, human and other resources and manufacturing capacities, more efficient cost structures, higher brand recognition, larger customer bases and more diversified product lines than we have. See “Our Business — Competition”. Competitors with greater resources and more diversified operations may have long-term advantages, including the ability to better withstand future downturns in the DRAM market and to finance research and development activities. In addition, unfair price competition, government support or trade barriers by or for the benefit of our competitors can adversely affect our competitive position.

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

Risks related to our operations

Some of our agreements with strategic partners, such as our Inotera Memories, Inc. joint venture with Nanya, have restrictions on transfers of the shares of the ventures they create that could cause our ownership or equity interest in these ventures to revert to Infineon, if Infineon ceases to be our majority owner.

Our joint venture with Nanya, Inotera Memories, Inc. manufactures DRAM products on the basis of technology jointly developed by Nanya and us pursuant to a separate joint development agreement. Infineon has transferred its shares in Inotera to us, other than a portion representing 0.24% of the total Inotera shares, which Infineon holds in trust for us due to Taiwanese legal restrictions.

If Infineon were to reduce its shareholding in Qimonda to a minority level before the fifth anniversary of our carve-out from Infineon and the early mass production using 58nm process technology at our manufacturing site in Dresden has not been achieved by that time, the joint venture agreement with Nanya, as amended, could require us to retransfer these Inotera shares to Infineon. We have agreed with Infineon that, in the event Nanya requests a retransfer, we would transfer the Inotera shares to Infineon in compliance with a trust agreement pursuant to which Infineon has agreed it would hold the Inotera shares in trust for us until they could be transferred back to us. If Infineon acquires our shares in Inotera to hold in trust for us, we would have to exercise our shareholder rights, including board membership and voting rights, only through Infineon, which would be required under the trust agreement to act according to our instructions. This process is a more cumbersome and less efficient method of exercising these rights than if we held the shares directly. We do not believe that these administrative complexities would have a material adverse effect on our business, financial condition and results of operations.

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

In addition, our limited partnership agreement with Advanced Micro Devices (AMD) and Toppan Photomasks Inc. relating to the Advanced Mask Technology Center (AMTC) and the Maskhouse Building Administration Company (BAC) in Dresden requires prior written consent from the other partners before Infineon can assign its partnership interest. In the case of a transfer to an affiliate, the consent may not be unreasonably withheld. Under the current agreement, the interest must be transferred back to Infineon should Infineon cease to be our majority shareholder. This could lead to similar administrative complexities as described above in the case of Inotera.

Infineon and we are currently finalizing negotiations with AMD and Toppan concerning an agreement that would include the consent to the assignment to us and address Infineon’s intention to reduce its stake in us below 50%. Under this agreement, a “change of control” that could lead to termination of the agreements with AMD and Toppan would only be deemed to occur if a direct competitor of AMD or Toppan becomes the beneficial owner of 30% or more of our equity interests or obtains the power to appoint the majority of the members of our Supervisory Board.

We have suffered substantial losses in the recent past. Even during profitable years, we have suffered losses in individual quarters. Losses in the future and the unpredictability of our results may cause our share price to fall.

We have suffered substantial losses in prior periods, when the price of our products has dropped at a rate for which we could not compensate through volume increases or reduced costs. For example, in our 2001 and 2002 financial years, we incurred net operating losses of €962 million and €626 million. In addition, we have incurred quarterly losses in net income and EBIT terms for individual quarters within financial years in which we were profitable, including in our 2006 financial year, in which we experienced significant losses in the first quarter. In our 2007 financial year we experienced significant losses in the third and fourth quarters. We may also incur losses in future periods. If we sustain losses like these, it would materially and adversely affect our business, financial condition and results of operations. In addition, our share price is likely to fall if we incur losses in the future or if we report quarterly or annual results that do not meet the expectations of industry analysts or are weaker than those reported by our competitors.

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

A high proportion of our revenues are derived from sales of standard DRAM products for PC and workstation applications, which accounted for 51% of our revenues in our 2005 financial year, 47% of our revenues in our 2006 financial year and 39% in our 2007 financial year. While we are, as part of our strategy to reduce over-reliance on standard DRAMs, seeking to better balance our product portfolio by offering a wider range of application-specific DRAMs and to diversify our customer base by focusing on customer-specific DRAMs, these products remain to a greater or lesser extent exposed to the dynamics exemplified by the standard DRAM market. Finally, after our carve-out, we are no longer able to offer customers a range of logic products in addition to memory products. Due to these factors, in the event of a downturn in the DRAM market, our ability to offer alternative products is very limited.

Some of our competitors have diversified production among DRAMs, flash memory, image sensors and logic ICs, while at present we remain generally focused on DRAMs. These competitors may be able to offset the negative effects of DRAM downturns by selling non-DRAM products, including flash memory. They may, when they then perceive better pricing conditions in the DRAM market, be able to quickly convert production to DRAM products, significantly increasing their DRAM capacities in response to positive environments and significantly decreasing their DRAM capacities in response to negative environments. Conversely, if the pricing for non-DRAM products such as flash memory deteriorates, they can convert production back to DRAM products. Because our production is narrowly focused on DRAMs, we are less able to adjust our capacities in response to cyclical developments. This lower ability to adjust capacity could adversely affect our business, financial condition and results of operations.

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

In addition, because our markets are volatile and subject to rapid technological and price changes, our forecasts may be incorrect, and we may make too many or too few of certain products. For example, in the first quarter of our 2006 financial year, we produced an excess of DDR2 DRAMs because the corresponding DDR2 logic chipsets, which are produced by logic semiconductor manufacturers, were not available in quantities sufficient for PC manufacturers to absorb the supply of DDR2 DRAMs in the market. A portion of the DDR2 DRAMs that we produced remained unsold and in our inventory until supply of appropriate logic chipsets created sufficient demand for our accumulated DDR2 DRAMs.

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

In the 2005 financial year, commercial DRAM production began at the 300mm facilities of our fab in Richmond, Virginia. In the same year, our foundry partner SMIC ramped up its new 300mm facility, in Beijing, China with our DRAM technology. In the 2006 financial year, our foundry partner Winbond ramped up a new 300mm fab in Taichung, Taiwan with our DRAM technology. In addition, Inotera Memories, Inc. our joint venture with Nanya, increased its capacity at its 300mm fab in Taoyuan, Taiwan in the 2006 financial year, and has started manufacturing in its second 300mm manufacturing module in December 2006. We are also continuing the ramp-up at our 300mm manufacturing facility in Richmond, Virginia.

We recently announced plans to build a new 300mm manufacturing facility in Singapore with production expected to start there in 2009. A number of our competitors have also opened, or announced their intentions to open, new 300mm production facilities. If several new 300mm DRAM manufacturing plants come on-stream at the same time, there is a risk that the resulting supply growth might exceed demand at that point in time. This could result in strongly reduced prices for our DRAM products at a time when we have just made very substantial investments in new production. If this happens, it may take longer for us to recoup our investments, or we may not be able to do so at all. This could materially and adversely affect our business, financial condition and results of operations.

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

We may experience difficulty in ramping up production at new or existing facilities in a timely manner, such as our 300mm fab in Richmond, Virginia. Similarly, our joint ventures with Nanya and CSVC, as well as SMIC and Winbond, foundry manufacturers who provide some of our manufacturing capacity may experience similar difficulties in ramping up production at their production facilities. We may also experience delays in converting to the next step in the technology improvements that enable us to reduce the feature sizes on chips. This could be due to a variety of factors, including an inability to hire and train new personnel in a timely fashion, the unavailability of equipment, difficulties or delays in implementing new fabrication processes and an inability to achieve required yield levels.

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

Historically, we have relied on a limited number of customers, primarily among the largest PC manufacturers, for a substantial portion of our total sales. In our 2007 financial year, our five largest customers accounted for approximately 48% of our total sales. HP, our largest customer accounted for approximately 17% of our sales and Dell, our second largest customer accounted for approximately 12% of our sales in that period. These major customers generally purchase products on short-term purchase orders, can easily cancel these orders and have no long-term obligations to purchase products from us. Although we are seeking to broaden our customer base, there are a limited number of major manufacturers that purchase standard DRAM products in large quantities, and most of them are existing customers of ours. Our major customers generally seek to maintain multiple sources of supply, and it may be difficult for us to meaningfully increase our current sales volumes of existing products to them. The loss of one of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

Sanctions in the United States and other countries against us and other DRAM producers for anticompetitive practices in the DRAM industry and related civil litigation may have a direct or indirect material adverse effect on our operations.

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with the DOJ’s investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and pay a fine of $160 million. The plea agreement requires Infineon to pay the fine (plus accrued interest) in equal annual installments through 2009. Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers in various state and federal courts in the United States alleging violations of the Sherman Act, California’s Cartwright Act, other state laws and unfair competition law as well as unjust enrichment in connection with the sale and pricing of memory products. Each of the cases purports to be on behalf of a class of individuals and entities who purchased DRAMs directly or indirectly from Infineon in periods commencing in or after 1999. Infineon reached a settlement agreement in the class action cases filed by direct U.S. purchasers that were transferred to the U.S. District Court for the Northern District of California for coordinated proceedings. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. We recorded a corresponding charge to other operating expense in our financial year ended September 30, 2005. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. We would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. We do not currently expect to pay any additional amount to the class. In November 2006, the District Court for the Northern District of California approved the settlement with the direct U.S. purchasers, entered final judgment and dismissed the class action claims with prejudice. Between March 2006 and March 2007, six separate lawsuits were filed by six direct and indirect purchasers of DRAM against Infineon and various other DRAM suppliers seeking unspecified damages and other relief based on the same allegations. One of those lawsuits was voluntarily dismissed on April 26, 2007, pursuant to a settlement. In October 2006, these six plaintiffs along with a number of other individuals and entities gave notice that they are opting out of the direct U.S. purchaser class and settlement. As a consequence their claims were not released by that settlement. As of the date hereof, 62 indirect U.S. purchaser class action cases are still pending in federal and state courts. A putative class action brought on behalf of non-U.S. direct purchasers of DRAM was dismissed with prejudice by the court. In July 2006, plaintiffs filed their opening brief on appeal in that case and defendants filed their joint opening brief in September 2006. No hearing date has yet been scheduled for the appeal. Furthermore, in July and September 2006, the state attorneys general of New York, California and 39 other states and territories filed two separate actions in federal court in New York and California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities and consumers who purchased products containing DRAM beginning in 1998. The plaintiffs’ claims involve the same allegations of DRAM price-fixing and artificial price inflation practices discussed above. The plaintiffs are seeking to recover actual and treble damages in unspecified amounts, penalties, costs and other relief. In August 2007, the court granted the defendants’ motion to dismiss in part, dismissing the claims on behalf of consumers, businesses and governmental agencies in a number of states and dismissing certain other claims with leave to amend. The plaintiffs in both actions filed amended complaints in October 2007.

Between December 2004 and February 2005, two putative class proceedings were also filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, the certification motion has been scheduled for August 2007 and will resume in November 2007. In one Quebec class action, a tentative date for the motion for authorization (certification) has been set for May 2008 (with the possibility of a March 2008 date if the court calendar opens); the other Quebec action has been stayed pending developments in the one that is going forward.

Infineon received a request for information regarding DRAM industry practices from the European Commission in April 2003 and a notice of formal inquiry into alleged DRAM industry competition law violations from the Canadian Competition Bureau in May 2004. Infineon is fully cooperating with the Commission’s investigation and the Competition Bureau’s inquiry.

In the contribution agreement we entered into with Infineon, we agreed to indemnify Infineon for all of the potential liabilities and risks in connection with the civil and criminal antitrust proceedings, including the costs of defending these proceedings. As of June 30, 2007, we have accrued liabilities in the amount of €101 million related to potential liabilities and risks with respect to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described in “Our Business — Legal Matters”. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.

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

A consolidated putative class action lawsuit is pending against Infineon and its U.S. subsidiary, and three of Infineon’s current and former officers, one of which is currently the chairman of our Supervisory Board, in U.S. federal court on behalf of a putative class of purchasers of Infineon’s shares who purchased them during the period from March 2000 to July 2004. The plaintiffs allege violations of the U.S. securities laws arising out of an alleged failure to disclose Infineon’s alleged participation in DRAM price fixing activities and seek unspecified damages. In September 2006, the court dismissed the complaint with leave to amend and in October 2006, the plaintiffs filed a second amended complaint. In March 2007, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. The plaintiffs filed a third amended complaint in July 2007 and Infineon filed a further brief in support of its motion to dismiss in October 2007. The court has scheduled a hearing on the motion in November 2007. In the contribution agreement we entered into with Infineon, we agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

We are currently unable to provide an estimate of the likelihood of an unfavorable outcome to us or of the amount or range of potential loss arising from the action. An adverse final resolution of the class action litigation could cause us to bear significant financial liability and other adverse effects. Irrespective of the validity or the successful assertion of the securities claims, Infineon could incur significant costs in connection with the defense of these claims, and we are required to indemnify Infineon for one-half of these, as stated above. An adverse final resolution or the incurrence of significant costs could have a material adverse effect on our business, financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class action and Infineon filed suit against the carriers in December 2005 and August 2006. Infineon’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claims against the other insurance carrier were dismissed in November 2006; Infineon filed an appeal against this decision. See “Our Business — Legal Matters” for more information on this matter.

We may not be able to protect our proprietary intellectual property or obtain rights to intellectual property of third parties needed to operate our business.

Our success depends on our ability to obtain and maintain patents, licenses and other intellectual property rights covering our products and our design and manufacturing processes. The process of seeking patent protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, strategic partners and other persons. See “ — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may lose rights to intellectual property arrangements if Infineon’s ownership in our company drops below certain levels.”

Infineon transferred to us substantially all of the patents attributable to the Memory Products segment of Infineon in connection with the carve-out of our company, while Infineon retained ownership of all other Infineon patents. Qimonda’s patent portfolio at the end of September 2007 included approximately 20,000 patents and patent applications (representing approximately 6,000 patent families) compared to more than 23,000 patents and patent applications remaining with Infineon at the time of the carve-out. Each of we and Infineon has granted the other a perpetual, royalty free license to use these patents in each of our respective businesses. However, our rights to use these patents are subject to the limitations and restrictions described in “Our Business — Intellectual Property”.

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

In addition, our rights to use some third party patents are currently based on cross-license agreements between Infineon and those third parties. Some of these cross-license agreements will terminate with respect to us if we cease to be a controlled subsidiary of Infineon. Although our own patent portfolio may provide us with leverage in negotiating cross-license agreements with third parties, these agreements may be less favorable to us than the existing Infineon agreements. If we are unable to protect our intellectual property, or retain or obtain the intellectual property we need from third parties to operate our business, our business, financial condition and results of operations could be materially and adversely affected.

We may be accused of infringing the intellectual property rights of others.

Our industry is characterized by a complex series of license and cross license agreements covering technology used in our products and manufacturing processes and those of our competitors. Accordingly, other companies have developed and will continue to develop technologies that are protected by patents and other intellectual property rights and that we may require to manufacture our products. These technologies may become unavailable to us or be offered to us only on unfavorable terms and conditions. In other cases, other companies may claim technology as theirs and seek to force us to stop using it, even if we believe that we have developed or otherwise have rights to exploit the technology in question. In either case, litigation, which could require substantial financial and management resources, is often necessary to defend against claims of infringement of intellectual property rights brought against us by others. In some cases, we might be able to avoid or settle litigation on favorable terms because we in turn possess patents that we could assert against a plaintiff or potential plaintiff. In other cases, the plaintiffs are engaged principally in the development and licensing of technology, and do not require access to other parties’ patent portfolios, such as ours. For example, in August 2006, we entered into a six year license agreement with Tessera under which Tessera granted us a worldwide, non exclusive, non transferable and non sublicensable license to use a portfolio of Tessera patents. We paid Tessera a one time fee of $40 million and are required to pay additional royalties based on volume of components we sell that are subject to the license.

At any given time, Infineon and we are engaged in negotiations with a number of third parties regarding assertions that technologies we are using infringe those parties’ rights. Infineon and we are currently in negotiations in a small number of matters of this nature. In part as a result of the complex series of license and cross-license agreements and the uncertainty, time and expense of litigation, it is sometimes in our interests to settle with these claimants in a way that avoids litigation. These settlements may involve the payment of license fees, royalties or other consideration over lengthy periods in amounts that could be material for us. In the contribution agreement we entered into with Infineon, we agreed to indemnify Infineon for all of the potential liabilities and risks in connection with any such settlement or litigation relating to our business, and to bear 60% of the combined license fee payments that Infineon and we must or may have to pay in the future related to two of these negotiations, one of which is still ongoing.

If any intellectual property infringement claims that may be asserted against us in the future are successful, we may be forced to refrain from selling DRAM products in certain markets, seek to develop non-infringing technology, which may not be feasible, license the underlying technology upon economically unfavorable terms and conditions, and/or pay damages for prior use of the technology at issue. In addition, our insurance excludes liability arising out of claims that we have infringed the patent or other intellectual property rights of third parties. Any of these results may have a material and adverse effect on our business, financial condition and results of operations.

We may face difficulties in implementing next generations of our proprietary DRAM trench cell architecture.

We manufacture our products using our “trench” DRAM architecture. In 2006, approximately 24% of DRAM chips produced worldwide were manufactured using trench cell architecture, of which we produced approximately two-thirds, according to Gartner. The remaining 76% were produced using different kinds of an alternative architecture known as “stack” architecture. Although we believe that the physical characteristics of trench cell technology can be exploited during the 90nm node, which currently accounts for more than half of our production, and during the next several technology nodes, including the 58nm node that is currently in development, to yield advantages over the various stack architectures, this technology may not continue to perform as well as, or better than, stack technology when migrating to smaller chip feature sizes. As part of our commitment to the development of new products and process technologies, we must continually be reviewing the technologies, architectures and processes we use to make sure that they provide the technological properties, regarding performance, power consumption and form factor as well as the robustness to permit volume manufacturing at competitive costs. If we were required to transition from trench to other technology platforms, the transition could require a substantial period of time and a substantial investment of capital, and may require us to acquire rights to additional technology.

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

In 2002, Infineon entered into agreements with each of SMIC, a Chinese foundry, and Winbond, a Taiwanese foundry, for the production of some of our memory products in their fabs. We sourced 22% of our DRAM capacity from these unaffiliated foundry partners in the 2006 financial year compared to 25% in the 2007 financial year and plan to reduce those levels somewhat in the coming months as we increase the proportion of our capacity sourced from Inotera. In addition, we sourced about 7% of our capacity from Infineon’s 200mm fab in Dresden. We intend to source at least 50% of our production capacity from our own facilities to enable us to continue to develop our manufacturing process technologies. There are relatively few foundries that could manufacture our products, and we might not be able to secure an agreement with an alternative foundry on acceptable terms, particularly in a period of industry-wide under-capacity. In the event that manufacturing capacity is reduced or eliminated at one or more foundry facilities, or if we are unsuccessful in negotiating additional capacity with our existing foundry partners or in obtaining new foundry partners, we could have difficulties fulfilling our customer’s needs, and our sales could decline.

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

If our strategic alliance partners or joint ventures fail to meet their business or technological goals we may lose the value of our investments in them, and we may fail to keep pace with the rapid developments in our industry.

As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture memory products and to develop new manufacturing process technologies and products. For example, we have entered into development agreements with Nanya to develop the 75nm and 58nm process technology nodes and have formed a joint venture with Nanya called Inotera Memories, Inc. to manufacture DRAM. We participate in a joint venture with Advanced Micro Devices and Toppan Photomasks to develop and manufacture lithographic masks. We also established a joint venture with China Singapore Suzhou Industrial Park Venture Co. in Suzhou, China pursuant to which we constructed a facility for assembly and testing of our memory products. We expect that our investments in our Chinese joint venture until the end of our 2008 financial year, pursuant to our current contractual obligations will be $86.5 million.

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

We require significant amounts of capital to build, expand, modernize and maintain our sophisticated manufacturing facilities and to fund our research and development efforts. For example, we invested €686 million in property, plant and equipment in our 2006 financial year and a further €879 million in our 2007 financial year, largely for capacity expansion of our 300mm facility in Richmond, Virginia and for equipment upgrades at our 300mm facility in Dresden, Germany. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. As of September 30, 2007, approximately €237 million of capital expenditures have been included in unconditional purchase commitments, mostly for investments to be made in our front-end and back-end manufacturing facilities. While we have reduced our planned capital expenditures for the 2008 financial year, through increased focus on our partnership model, we still expect to spend between €650 million and €750 million during the year.

Because of the cyclical nature of DRAM demand, the need to invest in manufacturing facilities may arise at a time when our cash flow from operations is low. We used net cash in our investing activities of €972 million in our 2005 financial year, €801 million in our 2006 financial year and €847 million in the 2007 financial year. Our research and development expenses were €390 million in our 2005 financial year, €433 million in our 2006 financial year and €401 million in our 2007 financial year. We intend to continue to invest heavily in our manufacturing facilities, including in the new manufacturing facility we plan to construct in Singapore, and research and development, while continuing the policy of cooperation with other semiconductor companies to share these costs with us where appropriate.

As of September 30, 2007, our external financial debt included €148 million resulting from a dedicated financing for our manufacturing facility in Portugal and a note payable to a government entity related to our production facility in Richmond, Virginia. We plan to service these financings from cash generated from our operations beginning in 2008 and to refinance them upon their maturities in 2013 and 2027. In August 2006, we entered into a committed multicurrency revolving loan facility in an aggregate principal amount of €250 million, which we then voluntarily terminated on September 28, 2007. We decided to terminate this facility, under which we had made no drawdowns, because its restrictions on asset dispositions were inconsistent with the sale and leaseback transactions we had decided to enter into covering some of our manufacturing equipment in our Richmond facility. For more details on this termination and on the sale and leaseback transactions, see “MD&A — Liqidity and Capital Requirements”.

In the future, we may not be able to raise the amount of capital required for our business or the repayment of our existing financial obligations on acceptable terms due to a cyclical or other downturn in the semiconductor memory industry, general market and economic conditions, inadequate cash flow from operations, unsuccessful asset management or other factors. Because of the high risk profile of DRAM manufacturers (due largely to the volatility of the DRAM market cycle) and our lack of an independent credit history, we may be unable to secure debt financing on acceptable terms. In general, our access to capital on favorable terms may also be more limited now that we are a stand-alone entity than it was when we operated as a segment of the Infineon Group. In particular, we no longer have access to Infineon’s pool of capital. Our business, financial condition and results of operations may be materially and adversely affected if we are not able to fund necessary capital expenditures and research and development expenses.

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

Our business, financial condition and results of operations have been and may in the future be adversely affected by changes in exchange rates, particularly between the euro and the U.S. dollar. We are exposed both to the risk that currency changes will reduce our revenues or margins on the products we sell and the risk arising in connection with the translation into euro of the results of subsidiaries using non-euro currencies. In addition, we could lose money on the currency transactions, such as currency hedging contracts that we use to help us manage our exchange rate risk.

We prepare our combined and consolidated financial statements in euro. However, most of our sales volumes, as well as costs relating to our design, manufacturing, selling and marketing, general and administrative, and research and development activities are denominated in other currencies, principally the U.S. dollar.

Memory products are generally priced worldwide in U.S. dollars, even if invoices are denominated in another currency, while 50% of our expenses in our 2007 financial year, were denominated in euro and other currencies. In addition, the balance sheet impact of currency translation adjustments has been material in some periods and varies widely, and we expect these characteristics to continue. Net foreign currency derivative and transaction gains totaled €17 million in our 2005 financial year, while net foreign currency derivative and transaction losses were €2 million in our 2006 financial year. Net foreign currency derivative and transaction losses were €14 million in our financial year 2007. We attempt to mitigate the effects of foreign currency fluctuations on our business by entering into foreign currency hedging contracts. These contracts can subject us to risks of losses if the values of the hedged currencies move in the opposite direction from what we expected when we entered into the contracts.

Since its introduction in 1999, the euro has fluctuated in value against the U.S. dollar, ranging from a high of €1.00 = $1.4691 on November 8, 2007 to a low of €1.00 = $0.8270 on October 25, 2000. The relative weakness of the euro against the dollar positively affected our revenues and results of operations in the 2001 and 2002 financial years. Since the beginning of 2003, the dollar has weakened sharply against the euro, which has had a substantial negative effect on our revenues and profitability, as reported in euro. The exchange rate varied in our 2006 financial year between €1.00 = $1.1667 on November 14, 2005, and €1.00 = $1.2953 on June 5, 2006. On September 29, 2006, the last currency trading day in September 2006, the noon buying rate of the Federal Reserve Bank of New York for euro was €1.00 = $1.2687. The dollar continued to weaken during our 2007 financial year. On September 28, 2007, the last currency trading day in September 2007, the noon buying rate of the Federal Reserve Bank of New York for euro was €1= $1.4219. Any further weakening of the dollar against the euro would negatively affect our reported results of operations.

Our business could suffer as a result of negative economic developments, political instability, unfavorable legal environments or negative currency developments in the different parts of the world in which we operate, especially in the United States, Taiwan and the developing markets of China and Malaysia.

We operate in many locations around the world, with manufacturing, assembly and testing, and research and development facilities in eight countries on three continents, including in Taiwan and the developing markets of China and Malaysia. Manufacturing, assembly and testing sometimes take place in different countries and even on different continents. In the 2007 financial year 45% of our revenues were invoiced in the Asia-Pacific region (including Japan), 37% were invoiced in North America, 18% were invoiced in the Rest of Europe (including Germany and in other regions), as described in “Our Business — Customers, Sales and Marketing”). In many cases, our products were shipped to different countries than those from which our invoices were paid. Our business is subject to risks involved in international business, including:

•	negative economic developments in foreign economies, in particular the United States, China, Malaysia and Taiwan, where we have or share substantial manufacturing facilities;

•	political instability, including the threat of war, terrorist attacks, epidemic or civil unrest, in particular in Taiwan, which experiences recurring tensions with China;

•	uncertainties as to the effectiveness of intellectual property protection, especially in China;

•	devaluations of local currencies, especially in Asia;

•	changes in laws and policies affecting trade and investment, including exchange controls and expropriation, particularly in China; and

•	varying laws and varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate, especially in developing Asian countries.

Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expenses.

As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects, including our 300mm manufacturing facility in Dresden, Germany, and our fab in Porto, Portugal. We recognized governmental subsidies as a reduction of research and development and of cost of goods sold in aggregate amounts of €112 million in the 2006 financial year and €100 million in the 2007 financial year. In addition, we had received grants of €179 million and €146 million as of September 30, 2006 and 2007, respectively, which are deferred and will be recognized in earnings over the useful life of the related assets in future periods.

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

Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and to develop marketable products. The availability of highly skilled workers, while generally constrained worldwide, is particularly constrained in places such as Singapore, China, Germany and Japan where the need for qualified employees in our industry is strong. Since our carve-out, we have been competing, and will continue to compete, directly with other semiconductor companies for qualified personnel in certain geographic markets, which may make our recruitment and retention efforts even more difficult.

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

Our operations are subject to many environmental laws and regulations wherever we operate that govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination. A recent directive in the European Union known as Waste Electrical and Electronic Equipment Directive, or WEEE, imposes “take-back” obligations on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. The implementation of the WEEE directive has not been completed in most EU Countries and therefore the potential costs are not foreseeable. We have begun supplying WEEE-compliant products in the German market. The related cost impact is minor in Germany, but could be higher in other countries depending on their implementations of the directive.

The Registration, Evaluation and Authorization of Chemicals used in the European Union, or REACH Regulation, is a regulatory framework that concerns the registration, evaluation and authorization of certain chemicals. This regulatory framework came into effect in December 2006. While it has not been fully determined which chemicals will fall under these regulations, we believe the regulation is targeted towards chemical companies and industries in which significant volumes of chemicals are used. As we use very few chemicals whose volume exceeds 100 tons per year, we are classified as a “downstream user category II” under this legislation. Furthermore, this legislation contains a proposal to exempt companies who meet certain standards from the authorization process. Due to these uncertainties, we believe it is premature to estimate the potential costs this regulation could impose on us.

In 2006 a European directive on the Restriction of the use of Hazardous Substances, or RoHS, restricting the usage of lead-based and other chemicals and compounds in products went into effect and we were successful in limiting the cost impact of this new legislation upon our business. A similar set of rules has recently been implemented in the People’s Republic of China. These rules impose labeling requirements on all electronic information products, as defined in those rules that are sold in the Chinese retail market. In addition, a self-declaration containing details on the affected chemicals and compounds must be created and communicated within the supply chain. The future implementation obligations of this new law may impose additional costs upon our business or may have an effect on our ability to timely meet customer demand for our products in China.

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

The design and production processes for memory products are highly complex. It is possible that we may produce products that do not meet customer specifications, contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended uses. We may incur substantial costs in remedying such defects or errors, which could include material inventory write-downs. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped the products, we might not only bear liability for providing replacements or otherwise compensating customers for damages incurred but could also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally. This could have a material adverse effect on our business, financial condition and results of operations.

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

We use highly combustible materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire which cannot be completely eliminated. Although we maintain comprehensive fire and casualty insurances, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion and fire, it could reduce our manufacturing capacity and may cause us to lose important customers.

Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon

We have limited experience operating as an independent company.

Our company was formed as a wholly-owned subsidiary of Infineon in May 2004 as Invot AG. Substantially all of the assets and liabilities of the Memory Products segment of Infineon were contributed to our company on May 1, 2006. This excluded the Memory Products operations in Korea and Japan, which have since been transferred to us. Legal transfer of Infineon’s investment in AMTC and BAC is subject to approval by the other shareholders in the venture. Although we operated as a separate segment within the Infineon Group, we had no experience in conducting our operations on a stand-alone basis until May 2006. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone company, which may cause us to react more slowly than our competitors to market conditions, may divert our management’s attention from running our business or may otherwise harm our operations.

While we were, as a business within Infineon, indirectly subject to requirements to maintain an effective internal control environment, and Infineon, as a U.S. listed company, is currently in the process of ensuring that its own internal control procedures comply with the regulatory requirements, our management has been evaluating and continues to evaluate the applicability of those procedures to Qimonda in light of our new status as an independent company, and has been implementing necessary changes to those procedures to account for that status. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions in order to operate as a stand-alone company, and we cannot assure you that the transitional services Infineon has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative and other resources of Infineon to operate our business. In conjunction with our carve-out, we will need to create our own financial, administrative and other support systems or contract with third parties to replace Infineon’s systems, as well as establish our own independent internal controls referred to above. We have entered into agreements with Infineon under which Infineon provides certain transitional services to us, including services related to information technology systems and financial and accounting services. See “Related Party Transactions and Relationships — with Infineon” for a description of these services. These services may not be sufficient to meet our needs, and, after these agreements with Infineon expire, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have. Any failure or significant downtime in our own financial or administrative systems or in Infineon’s financial or administrative systems during the transitional period could impact our results and prevent us from paying our suppliers and employees, executing foreign currency transactions or performing other administrative services on a timely basis and could materially harm our business, financial condition and results of operations.

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

As a majority-owned subsidiary of Infineon, we are the beneficiary of some of Infineon’s intellectual property arrangements, including cross-licensing arrangements with other semiconductor companies and licenses from third parties of technology incorporated in our products and used to operate our business. We will no longer be a beneficiary under some of these agreements if Infineon’s direct or indirect equity ownership in our company no longer exceeds 50%. Infineon has publicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of Infineon’s Annual Shareholder Meeting in 2009, at the latest.

With Infineon’s support, we are engaged in negotiating assignments of existing agreements as well as our own agreements and arrangements with some third parties for intellectual property and technology that is important to our business and that was previously obtained through our relationship with Infineon. We may be unable to enter into these agreements successfully. If we do not successfully conclude such agreements and Infineon’s direct or indirect equity ownership of our company no longer exceeds 50%, we may be exposed to infringement claims or lose access to important intellectual property and technology. We may not then be able to obtain or renegotiate licensing arrangements or supply agreements on favorable terms or at all. our patent portfolio at the end of September 2007 included approximately 20,000 patents and patent applications (representing approximately 6,000 patent families) compared to more than 23,000 patents and patent applications remaining with Infineon at the time of the carve-out. This smaller patent portfolio may make it more difficult for us to negotiate third-party patent cross licenses on terms that are as favorable to us as those previously negotiated by Infineon, especially since partners under existing cross-license agreements with Infineon will generally be able to continue to use patents transferred to us as part of the carve-out under these agreements even after Infineon’s ownership in us no longer exceeds 50%. If as a result we were to infringe intellectual property rights of others or otherwise lose access to intellectual property or technology important in the conduct of our business, it could have a material and adverse effect on our business, financial condition and results of operations. We could, for example, be forced to agree to make substantially higher royalty payments to continue using that intellectual property or technology or, if we are unable to agree on licensing terms on our own, could have to cease manufacturing products that use that intellectual property or technology. For a detailed description of the intellectual property rights contributed to us and retained by Infineon and the circumstances under which our access to the rights retained by Infineon may be affected if we cease to be a controlled subsidiary of Infineon, see “Our Business — Intellectual Property.”

We may not be successful in establishing a brand identity.

We are still in the early stages of establishing our own brand identity. Prior to our carve-out, all memory products sold by the Infineon Group were sold under either the Infineon or AENEON® brand names. The Infineon and AENEON® brand names are well known by memory customers, suppliers and potential employees. We will need to expend significant time, effort and resources to continue to establish the Qimonda brand name in the marketplace. This effort may not be successful. If we are unsuccessful in establishing our brand identity, our business, financial condition or results of operations may be materially adversely affected. We have applied for protection of our Qimonda brand as a trademark, domain and company name, but may not be successful in actually gaining much protection in some jurisdictions.

We may face additional costs under our agreements with Infineon relating to Infineon’s 200mm fab in Dresden.

During our 2004 financial year, we transferred ownership of the entire 200mm fab in Dresden to Infineon’s Communications segment. We continue to own the newer 300mm fab and the research and development center in Dresden.

In April 2006, we entered into an agreement with Infineon for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, as amended in January 2007, Infineon has agreed to manufacture specified semiconductor memory products at the Dresden 200mm fab, using our manufacturing technologies and masks, and to sell them to us at prices specified in the agreement. These prices are based on the cost of manufacture. We are required under this agreement to pay for idle costs resulting from our purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. We are also obligated to indemnify Infineon against any third party claims based on or related to any products manufactured for us under this agreement and against any intellectual property infringement claims related to the products covered by the agreement. In addition, we agreed to share equally with Infineon any potential restructuring costs that might be incurred in connection with the ramp-down of production in the Dresden 200mm fab if neither company can use that capacity. Restructuring costs may include severance payments. Although no restructuring plan has been established, these costs could be material and adversely affect our financial condition and results of operations. The capacity arrangements terminate on September 30, 2009, unless we terminate them earlier.

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

Infineon currently holds, directly or indirectly, a 77.5% equity interest in our company. This includes shares equal to 1% of the equity interests in our company that Infineon loaned to an affiliate of J.P. Morgan Securities Inc. in connection with Infineon’s placement of bonds exchangeable into shares of our company. Infineon has advised us that J.P. Morgan has already returned some of these shares. The remainder must be returned no later than August 31, 2010 upon the termination of the loan. Infineon has publicly announced that it aims to reduce its stake in our company to significantly below 50% by the time of Infineon’s Annual Shareholder Meeting in 2009, at the latest. Its equity shareholding gives it the power to control actions that require shareholder approval, including the election of the four shareholder representatives on our Supervisory Board, which appoints our Management Board.

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

Conflicts of interest may arise between Infineon and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements in connection with our carve-out from Infineon. We have agreed to indemnify Infineon with respect to lawsuits and other matters as part of our carve-out from Infineon. These indemnification arrangements could result in us having interests that are adverse to those of Infineon, for example different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Infineon for liabilities incurred (including legal defense costs) in connection with certain litigation, while Infineon will be the party prosecuting or defending the litigation.

•	Employee recruiting and retention. Because we operate in many of the same geographical areas, we expect to compete with Infineon in the hiring and retention of employees, in particular with respect to highly-skilled technical employees. We have no agreement with Infineon that would restrict either Infineon or us from hiring any of the other’s employees.

•	Members of our Supervisory Board and Management Board may have conflicts of interest. Certain members of our Supervisory Board and Management Board own shares in Infineon or options to purchase Infineon shares. In addition, Peter Fischl, a member of our Supervisory Board, is the Chief Financial Officer of Infineon and a member of its Management Board. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Infineon and us, even though these persons owe a duty of loyalty to take into account only our interests.

•	Sale of shares in our company. Infineon may decide to sell all or a portion of the shares that it holds in us to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and Infineon find attractive, and which would complement our respective businesses. Infineon may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

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

We may face difficulty in completing the final steps in the separation of our assets and resources from Infineon’s assets and resources. In particular, we may experience additional costs and delay in finalizing the transfers to us of our interest in AMTC and BAC. Our business, financial condition and results of operations could be harmed if we incur unexpected costs in completing the separation.

Risks related to the securities markets and ownership of our shares or ADSs

Sales of substantial numbers of shares or ADSs in the public market could adversely affect the market price of our securities.

Infineon holds, directly or indirectly, a 77.5% equity interest in our company. Infineon does not anticipate owning a majority of our shares over the long term and has publicly announced that it intends to reduce its stake in our company to significantly below 50% by the time of Infineon’s Annual Shareholders Meeting in 2009, at the latest. In connection with an offering of our shares in September 2007, Infineon agreed not to sell or transfer any of the remaining shares they hold until November 19, 2007. The underwriters may, however, waive this restriction in their discretion. However, sales of substantial numbers of the shares of our company by Infineon, either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity or equity-related securities.

The price of our ADSs may be subject to wide fluctuations.

The trading price of our ADSs may fluctuate widely and may fall below the price at which ADSs were sold in our IPO or below our net asset value. Among the factors that could affect the price of our ADSs are the risk factors described in this section and other factors, including:

•	the volatility of DRAM prices and therefore of our revenues;

•	changes in market valuations of technology companies in general and memory product companies in particular;

•	variations in our operating results;

•	changes in demand for, and supply of, our products;

•	technological changes that hurt our competitive position;

•	unfavorable developments in litigation or governmental investigations in which we are involved;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	failure of our quarterly operating results to meet market expectations;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts;

•	review of the long-term values of our assets, which could lead to impairment charges that could reduce our earnings;

•	dispositions or anticipated dispositions by Infineon of shares in our company; and

•	general market conditions.

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

Under the deposit agreement for the ADS, we may choose to appoint a proxy bank. In this event, the depositary will receive a proxy which will be given to the proxy bank to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary.

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

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. No earnings were available for distribution as a dividend for our 2007 financial year, since Qimonda AG, on a stand alone basis, as parent company, incurred a cumulative loss (Bilanzverlust) as of September 30, 2007. Any determination by our Supervisory and Management Boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs falls in the foreseeable future, you will lose money on your investment, without the likelihood that this loss will be offset in part or at all by cash dividends.

The effect of Infineon’s loan of our ADSs to J.P. Morgan, any exercise of the exchange rights under the exchangeable notes Infineon Technologies Investment B.V. has offered or any sales of our ADSs in short sale transactions by the investors in the exchangeable notes may have a negative effect on the market price of our ADSs. In addition, purchases of ADSs in connection with the termination of Infineon’s loan of shares in our company to J.P. Morgan may result in a temporary increase in the market price of our ADSs during the loan unwind period.

In September 2007, Infineon Technologies Investment B.V. offered, in sales it has advised us were exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Regulation S thereunder, notes exchangeable into shares it currently holds in our company. We have been advised by J.P. Morgan Securities Inc. that, in connection with that offering, its affiliate has facilitated and expects to continue to facilitate the establishment by the investors in the exchangeable note of hedged positions in the exchangeable notes through the entry into privately negotiated derivative transactions with those investors. Infineon also loaned approximately 3.5 million shares to an affiliate of J.P. Morgan Securities, Inc. in connection with these anticipated transactions. The increase in the number of our ADSs outstanding upon exchanges of the exchangeable notes could have a negative effect on the market price of our ADSs. The market price of our ADSs also could be negatively affected by other short sales of our ADSs by or on behalf of the investors in the exchangeable notes to hedge their investments in the exchangeable notes. In addition, purchases of ADSs in connection with the termination of the loan may result in a temporary increase in the market price of our ADSs during the loan unwind period.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following table presents summary historical combined and consolidated financial data for the periods indicated. We derived the summary combined and consolidated financial data as of and for the years ended September 30, 2004, 2005, 2006 and 2007 from our combined and consolidated financial statements for those years. These combined and consolidated financial statements have been audited by our independent registered public accounting firm, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, whom we refer to as KPMG. The combined and consolidated financial statements as of September 30, 2006 and 2007 and for each of the years in the three year period ended September 30, 2007, are included elsewhere in this annual report. We derived the summary combined financial data as of and for the year ended September 30, 2003, from our unaudited combined financial statements for that year. In the opinion of our management, these unaudited condensed combined and consolidated financial statements include all adjustments necessary to present fairly the financial information for the periods they represent.

We have been a segment of Infineon for all of the periods indicated. Infineon did not allocate most non-operating financial statement line items among its segments during the periods prior to our carve-out from Infineon. This financial data was prepared in accordance with U.S. GAAP and on a basis consistent with the financial data for the later periods we have presented. Infineon contributed our business to our company on May 1, 2006. We refer to this contribution as our carve-out. Our combined financial information for all periods before the date of our carve-out from Infineon may not be representative of what our results would have been had we been a stand-alone company during any of those periods. In addition, historical results are not necessarily indicative of the results that you may expect for any future period.

In particular, the combined financial statements do not reflect estimates of one-time and ongoing incremental costs required for us to operate as a separate company. Infineon allocated to our company costs it incurred relating to research and development, logistics, purchasing, selling, information technology, employee benefits, general corporate functions and other costs. General corporate functions include accounting, treasury, tax, legal, executive oversight, human resources and other services. These and other allocated costs totaled €387 million for our 2004 financial year, €305 million for our 2005 financial year and €203 million before the carve-out for our 2006 financial year. Following our carve-out from Infineon, we are responsible for substantially all of these items, subject to Infineon’s continued provision of some of these services pursuant to service agreements. These agreements are described in “Related Party Transactions and Relationships — with Infineon”. As a result, costs are no longer allocated after the carve-out, but rather charged on the basis of these agreements. Had we been incurring these costs directly during these periods before the carve-out, they may have been materially different than the allocated amounts in the combined financial statements.

	As of and for the financial year ended September 30,
	2003	2004	2005	2006	2007	2007(1)
	(Unaudited)					(Unaudited)
	(in millions, except share and per share data)

Selected Combined and Consolidated Statement of Operations data:
Net sales	€2,544	€3,008	€2,825	€3,815	€3,608	$5,130
Cost of goods sold	2,090	2,063	2,164	3,048	3,390	4,820

Gross (loss) profit	454	945	661	767	218	310
Research and development expenses	298	347	390	433	401	570
Selling, general and administrative expenses	209	232	206	215	199	283
Restructuring charges	3	2	1	—	—	—
Other operating expenses (income), net	16	194	13	60	(18)	(26)

Operating (loss) income	(72)	170	51	59	(364)	(517)
Interest (expense) income, net	(35)	(30)	(7)	(25)	7	10
Equity in earnings (losses) of Associated companies	22	(16)	45	80	117	166
Gain (loss) on associated company share issuance	(2)	2	—	72	—	—
Other non-operating income (expense), net	56	(11)	13	8	7	10
Minority interests	11	17	2	(6)	(6)	(9)

Income (loss) before income taxes	(20)	132	104	188	(239)	(340)
Income tax (expense) benefit	(55)	(211)	(86)	(114)	(10)	(14)

Net (loss) income	€(75)	€(79)	€18	€74	€(249)	$(354)

Net (loss) income per share and ADS (unaudited)(2):
Basic and diluted	€(0.25)	€(0.26)	€0.06	€0.24	€(0.73)	$(1.03)
Number of shares used in earnings per share computation(2):
Basic (in thousands)	300,000	300,000	300,000	305,984	342,000	342,000
Diluted (in thousands)	300,000	300,000	300,000	305,984	342,000	342,000
Summary Combined and Consolidated Balance Sheet data:
Cash and cash equivalents	€544	€577	€632	€932	€746	$1,061
Marketable securities	23	2	—	138	265	377
Working capital, net(3)	787	78	437	1,328	1,013	1,440
Total assets	4,634	4,750	4,861	5,861	5,381	7,651
Short-term debt, including current portion of long-term debt	51	551	524	344	77	109
Long-term debt, excluding current portion	516	27	108	151	227	323
Business/shareholders’ equity	2,736	2,779	2,967	3,871	3,517	5,001
Summary Combined and Consolidated Cash Flow data:
Net cash provided by operating Activities	€300	€693	€484	€326	€980	$1,395
Net cash used in investing Activities	(242)	(1,048)	972	(801)	(847)	(1,205)
Depreciation and amortization	815	752	528	703	666	946

(1)	Translated into U.S. dollars solely for convenience of the reader at the rate of €1.00 = $1.4219, the noon buying rate of the Federal Reserve Bank of New York for euro on September 28, 2007, the last currency trading day in September 2007.

(2)	Before the carve-out, the Memory Products business was wholly owned by Infineon, and there were no earnings (loss) per share for our company. Following the carve-out, earnings (loss) per share reflects the contributed capital structure and the additions due to the IPO for all periods presented. For presentation purposes, we used the number of shares outstanding at the carve-out date for the presentation of earnings (loss) per share for periods prior to our carve-out.

(3)	Calculated by subtracting current liabilities from current assets.

OPERATING AND FINANCIAL REVIEW

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our audited combined and consolidated financial statements as of and for the years ended September 30, 2005, 2006, 2007 and the other financial information included elsewhere in this annual report. We have prepared our combined and consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This discussion and analysis of our financial condition and results of operations contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Market Data”.

Executive Summary

We are one of the world’s leading suppliers of semiconductor memory products. We came into being as Qimonda effective May 1, 2006 when Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its former Memory Products segment to us. On August 9, 2006 we completed our IPO on the New York Stock Exchange under the symbol QI. Infineon’s shareholding in our company was 77.5% as of September 30, 2007, and Infineon has announced that it wants to reduce its stake in Qimonda to significantly less than 50 percent by the time of its 2009 annual shareholders’ meeting.

We prepared our combined and consolidated financial statements on the basis of a number of assumptions and estimates. We believe these assumptions and estimates to be reasonable. In addition, there are a number of critical accounting policies which we believe are essential to understanding our financial statements. However, our financial statements may not be indicative of our future performance. Several additional factors, particularly the volatility of DRAM prices, strongly affect our capital intensive business. We aim to increase profitability by maintaining our product portfolio diversity in applications outside the standard PC market, by reducing our costs per bit and through strategic cooperations.

The single most important factor affecting our results of operations in our 2007 financial year was the high rate of decline of prices for the DRAM products we sell. While our business model is premised on managing the continuous price decline that characterizes our industry, the price declines in 2007 exceeded our ability to compensate through improvements in technology and efficiency. After falling precipitously during our second and third financial quarters — the average “spot” market price for 512Mb DRAM as reported by DRAMeXchange fell by nearly three-quarters in the first five months of calendar year 2007 — prices stabilized and increased briefly in July 2007 before resuming their decline through our financial year end. The effects of these price declines pushed us into a loss in the 2007 financial year after a profitable 2006 financial year. However, in both financial years, we believe we benefited strongly from the major elements of our strategy, and that our implementation of that strategy has helped us to reduce the impact of the very rough recent market conditions and has enabled us to achieve strong results when market conditions were less severe.

Our strategic responses to market conditions in both years has been generally to increase our volumes of memory sold, to maintain our efforts to push our product mix towards the relatively higher priced infrastructure, graphics, consumer and mobile DRAM products and to enhance our productivity. In particular, the volume of memory we sold, based on bits of data storage (which we refer to as our bit shipments) grew by 79% in our 2006 financial year and 44% in our 2007 financial year. We grew the share of our bit shipments for non-PC applications from less than 50% on average in the 2006 financial year to more than 50% in the 2007 financial year, which, we believe, caused the overall decline in our average selling prices to be smaller than it would have been had our product mix remained unchanged from its level of several years ago. In our production, we increased the share of our capacities based on 300mm wafers to approximately 75% in our 2007 financial year and enhanced our productivity in other ways, primarily through conversion of capacities to the 90nm process node in the 2006 financial year and to the 80nm and 75nm process nodes in the 2007 financial year.

Despite the continuous price pressure, we were able to retain positive operating income in both our 2005 and 2006 financial years and in the first six months of our 2007 financial year. However, due to the significant price decline for DRAM products described above, we incurred operating losses in the second half our 2007 financial year and for the full financial year. In our 2007 financial year, we incurred a net loss of €249 million, compared to net income of €74 million in our 2006 financial year.

We generated significant amounts of cash from operations in each of our 2006 and 2007 financial years. We invested this cash, together with proceeds from our IPO, in our manufacturing facilities and on R&D, as we continued our migration to 300mm wafers and for the technical conversion to the 80nm and smaller technology nodes. We also repaid the remainder of our outstanding debt to Infineon during 2007 and entered into our first sale and leaseback transaction, both in furtherance of our strategy of developing a strong and independent capital structure.

Overview

Business Overview

We are one of the world’s leading suppliers of semiconductor memory products. We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. For the full calendar year 2006, we were the world’s third largest supplier of DRAM by revenue and bit shipments, with a market share of approximately 16%, according to Gartner. For the first nine months of the 2007 calendar year, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments with market shares of approximately 13% according to iSuppli’s preliminary report in November 2007. Although our market share fluctuates, in each of the past five calendar years, we captured between 12% and 16% of the worldwide DRAM market based on revenues, according to Gartner, and remained among the four largest DRAM suppliers worldwide based on revenues.

Our principal products are DRAM components and modules for use in a wide variety of electronic products. In our 2007 financial year 39% of our net sales were of standard DRAMs for use in PC, notebook and workstation applications and 60% were of DRAM products for more advanced infrastructure applications and graphics, mobile and consumer DRAMs. Flash memory, other products and licensing revenue accounted for the remaining 1%.

For the financial year ended September 30, 2007, our net sales were €3.608 million, our earnings before interest and taxes (abbreviated as “EBIT”) was a loss of €246 million and our net loss was €249 million. For the financial year ended September 30, 2006, our net sales were €3,815 million, our EBIT was €213 million and our net income was €74 million.

Our Carve-Out from Infineon

Effective May 1, 2006, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its former Memory Products segment to us. We refer to this event as the “carve-out”. This temporarily excluded the Memory Products operations in Korea and Japan, which have since been transferred to us. While Infineon’s investment in the Advanced Mask Technology Center (AMTC) and the Maskhouse Building Administration Company (BAC) in Dresden has been contributed to us, the legal transfer of this investment is not yet effective because Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld, we, Infineon and Infineon’s co-venturers are finalizing negotiations on agreement that provides such consent and also addresses Infineon’s intention to reduce its stake in us to below 50%. Infineon is obligated under the contribution agreement to hold the AMTC and BAC interest for our economic benefit. For as long as Infineon holds our interest in AMTC and BAC, we must exercise our shareholder rights through Infineon, which is a more cumbersome and less efficient method of exercising these rights than if we held the interest directly. A similar arrangement was in place for our joint venture with Nanya, Inotera Memories, Inc., where Infineon held our shares in trust until March 2007. Infineon transferred nearly all of these shares to us on March 13, 2007. Only a portion of shares representing less than 1% of the total Inotera share capital remains in the trust. We do not expect these administrative complexities to have a material adverse effect on our business, financial condition and results of operations. We refer to the former segment’s assets, liabilities, operations and activities as the “Memory Products business”.

In connection with our carve-out, some agreements (including licensing, purchase and shareholding agreements) and investments of Infineon relating to our business could not be transferred to us. In other cases, as outlined above, the transfer of such agreements and investments were delayed due to legal restrictions. In the future, some of our interests could revert to Infineon or be terminated. Any such reversion or termination could materially adversely affect our financial condition and results of operations. See “Risk Factors — Risks related to our operations — Some of our agreements with strategic partners, such as our Inotera Memories, Inc. joint venture with Nanya, have restrictions on transfers of the shares of the ventures they create that could cause our ownership or equity interest in these ventures to revert to Infineon, if Infineon ceases to be our majority owner”.

On August 9, 2006 we completed our initial public offering, or IPO, on the New York Stock Exchange through the issuance of 42 million ordinary shares, which commenced trading as American Depositary Shares (ADSs) under the symbol QI. We used the offering proceeds of €415 million, net of offering costs and tax benefits thereon, to finance investments in our manufacturing facilities and for research and development. In our 2007 financial year we invested these proceeds primarily in our 300mm front-end manufacturing sites in Richmond, Virginia and Dresden, Germany for capacity expansion and new equipment for the technical conversion to the 80nm and smaller technology nodes as well as approximately €77 million in our ongoing research and development activities. After our IPO and Infineon’s sale of 6.3 million shares upon the exercise of the underwriters’ over-allotment option, Infineon’s shareholding in our company was 85.9%.

On September 25, 2007, Infineon sold 28,750,000 Qimonda shares to the public from its shareholdings in a secondary public offering. On September 26, 2007 Infineon Technologies Investment B.V. placed bonds exchangeable for up to 20.5 million Qimonda shares, equivalent to approximately 6.0% of our share capital. At the same time, Infineon loaned 3,550,098 Qimonda shares to an affiliate of J.P. Morgan Securities, Inc. in connection with the placement of the exchange bonds. These shares must be returned to Infineon no later than August 31, 2010. Some of these shares have already been returned to Infineon. As of September 30, 2007, Infineon’s shareholding in our company was 77.5%. For more information, see “Risk Factors — Risks related to the securities markets and ownership of our shares or ADSs”

In August 2007, Infineon announced that it intends to reduce its stake in Qimonda to significantly less than 50% by the time of its 2009 annual shareholders’ meeting.

Basis of Presentation of Our Combined Financial Statements

Our combined and consolidated financial statements have been prepared in accordance with U.S. GAAP. These financial statements are presented on a “carve-out” or combined basis for all periods prior to our carve-out and comprise the combined historical financial statements of the transferred Memory Products business assuming that we had existed as a separate legal entity for all of the financial periods presented. Our financial statements are presented on a consolidated basis for all periods thereafter. The combined financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions we describe below and in note 1 to the combined and consolidated financial statements. Most of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented.

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

Capital Structure.  The Memory Products business has historically relied on Infineon to provide financing of its operations. Because we have historically used more cash in our investing activities than we have generated through our operations, we have historically relied on Infineon to provide a portion of the financing necessary to fund our capital expenditures. These financings were reflected in our short-term debt (which included €344 million of interest-bearing advances to us from Infineon at September 30, 2006) and in our business equity before the carve-out. The capital structure attributed to the Memory Products business in connection with the preparation of the combined financial statements was based on the business equity, and as such, is neither indicative of the capital structure that the Memory Products business would have required had it been an independent company during the financial periods presented before the carve-out, nor is it indicative of the capital structure that we may require in future. In April 2007, we completely repaid our shareholder loan from Infineon.

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

Factors that Affect our Results of Operations

Relationship between DRAM prices and reduced unit costs

The average selling prices of standard DRAMs and, to a certain extent, other semiconductor memory products, have generally declined throughout the semiconductor memory industry during the past ten years. We expect them to continue to do so in future periods irrespective of industry-wide fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may from time to time be able to take advantage of higher selling prices typically associated with new products and technologies, we nevertheless expect the prices of new products to also decline over time, in certain cases very rapidly, primarily as a result of market competition. We have adopted enhancements to our technology to reduce our per-megabit manufacturing costs. These efforts have included the introduction of new technology such as smaller feature sizes and manufacturing using 300mm wafers. We expect that these measures will enable us to reduce our costs per chip and thereby offset declining chip prices. We will realize the full effects of these manufacturing unit cost reductions after our conversion to the 80nm and 75nm technology nodes. In the meantime, we are incurring higher per-unit costs in connection with this conversion which is expected to extend through our 2008 financial year. We have also increased our production in Asia, where we can take advantage of lower-cost economies. Our margins are to a significant extent dependent on the extent to which we can reduce our unit manufacturing costs as prices decline.

Relationship between the Capital Intensive Nature of our Business and the Industry’s Cyclicality

Declining prices have driven manufacturers, including ourselves, to invest substantial sums to shrink die sizes and to construct modern manufacturing facilities that permit the manufacture of DRAM products using larger wafers at lower costs per chip. We have made significant investments, individually and together with the other companies with which we cooperate, to meet the challenges these lower prices have brought. We invested a total of €879 million in our 2007 financial year, a total of €686 million during our 2006 financial year and a total of €926 million in our 2005 financial year in property, plant and equipment. As a result of this investment we have substantially increased our ratio of bits manufactured using 300mm wafers to the point where we believe we are ahead of our major competitors on this measure. However, as we continue to ramp up our 300mm capacity, many of our competitors are expanding their own capacities. To the extent that demand for DRAM does not keep pace with these capacity increases, an oversupply situation could arise in the industry, as has occurred on a cyclical basis in the past and as, we believe, occurred during most of our 2007 financial year.

We recently announced plans to construct a new 300mm manufacturing facility in Singapore, which we plan to fully own. Depending on the growth and development of the world semiconductor market, we intend to invest approximately €2 billion in this facility over the next five years. This facility may contribute to oversupply in the industry in the future and we may have difficulty recovering our investment.

While we have reduced our planned capital expenditures for the 2008 financial year, through increased focus on our partnership model, we still expect to spend between €650 million to €750 million.

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

Transaction risk

Transaction risk arises where sales of a product are generated in one currency but costs relating to those revenues are incurred in a different currency. In the case of transaction risk, changes in the value of the euro relative to the U.S. dollar and other currencies generally have interrelated consequences. For example, an increase in the value of the euro relative to the U.S. dollar and other currencies generally has these effects:

•	our margins (in euros) decline or become negative to the extent our costs were incurred in euros and the sales were generated in currencies weaker than the euro, and

•	Additionally our competitiveness may decline as compared with competitors based in countries with weaker currencies while our products manufactured in Europe will have been produced at constant costs (in euro), their (constant) costs denominated in weaker currencies will appear to have declined.

Conversely, as the value of the euro relative to the U.S. dollar and other currencies decreases, generally has these effects:

•	our margins (in euros) increase to the extent our costs were incurred in euros and the sales were generated in currencies stronger than the euro, and

•	our competitiveness may increase as compared with competitors based in countries with stronger currencies because our products manufactured in Europe will have been produced at constant costs (in euro) while their (constant) costs denominated in stronger currencies will appear to have increased.

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

Over time, transaction risk could adversely affect our cash flows and results of operations to the extent we are unable to reflect changes in exchange rates in the pricing of the products in local currency. Given our revenue and expense structure, in which most of our revenues are denominated in dollars but a substantial portion of the costs relating to those revenues are in euro, we experienced pressure, on our gross margin in particular, in our 2004 and 2005 financial years and in the financial year ended September 30, 2007. In our 2006 financial year we benefited from changes in exchange rates. The effects of transaction risk are not quantified in our combined and consolidated financial statements.

Translation risk

Translation risk refers to the fact that the euro-denominated amounts in our consolidated financial statements will differ based on the exchange rates we use to prepare our euro-denominated financial statements. Our subsidiaries located outside the euro zone prepare their financial statements in their local functional currencies. For us the most important currency outside the euro zone is the U.S. dollar. The U.S. dollar depreciated against the euro during our 2004 and 2005 financial years and appreciated against the euro during our 2006 financial year, based on the average exchange rates we use in our financial statements. The U.S. dollar depreciated again during our 2007 financial year. The noon buying rate of the Federal Reserve Bank of New York for euro rose from €1.00=$1.2687 on September 29, 2006, the last currency trading day in September 2006, to €1.00=$1.4219 on September 28, 2007, the last currency trading day in September 2007. Since the end of our financial year, the noon buying rate has continued to rise to a high of €1.00=$1.4691 on November 8, 2007. When we prepare our financial statements, we translate the local functional currency financial statements of our non-euro zone subsidiaries into euro. Changes in the value of these currencies relative to the euro from period to period therefore affect our results of operations and financial condition as expressed in euro. Currency translation risks do not affect local functional currency cash flows or results of operations, but do affect our consolidated annual financial statements. In general, an increase in the euro value relative to the U.S. dollar and other currencies will result in a lower euro value of the sales generated in currencies that have depreciated relative to the euro. Even if the margin on these sales remains constant in a non-euro currency, its value translated into euro will be reduced.

Additional information on transaction and currency translation risks and our efforts to manage them are contained in “— Quantitative and Qualitative Disclosure About Market Risk”.

Strategic Cooperations

We believe that cooperations, such as alliances for research and development, and manufacturing and foundry partnerships, provide us with access to several benefits that can be derived from improved economies of scale. These benefits include sharing risks and costs with our business partners, reducing our capital requirements, developing a broader range of products, gaining inter-cultural know-how and accessing additional production capacities. We have invested substantial sums in these cooperations in past periods. In addition, we have extensive commitments to purchase products from our manufacturing partners. These commitments can not be precisely quantified because they are dependent on future market prices for memory products. These purchases aggregated to approximately €520 million in our 2005 financial year, €1,185 million in our 2006 financial year and €1,282 million in our 2007 financial year, as we increased our share of foundry purchases from Winbond and SMIC, and other purchases from Inotera.

The most significant of our current cooperations in terms of impact on our financial statements are:

•	Nanya. Our strategic cooperation with Nanya Technology Corporation, a Taiwanese corporation, encompasses the joint development of DRAM products and DRAM process technology as well as a joint venture called Inotera Memories, Inc. that owns and operates a 300mm manufacturing facility in Taiwan. Inotera uses production technology developed under our joint development agreements with Nanya. We initially developed advanced 90nm and 75nm process technologies together with Nanya and shared the related development costs. In September 2005, we agreed to continue developing advanced 58nm technologies together. Under the terms of the joint venture, Nanya and we each purchase 50% of Inotera’s output. Inotera completed an initial public offering of its common stock in Taiwan in March 2006. In May 2006, Inotera listed Global Depositary Receipts, or GDRs, on the Luxembourg Stock Exchange. After these transactions we owned 35.6% of Inotera’s shares. We account for Inotera using the equity method. Because of Inotera’s significance for us within the meaning of Rule 3-09 of the SEC’s Regulation S-X, we have incorporated by reference in this annual report, Inotera’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006.

•	CSVC. In July 2003, Infineon established a venture with China Singapore Suzhou Industrial Park Ventures Co., Ltd. (CSVC) in Suzhou, China. CSVC is a limited liability company organized under the laws of the People’s Republic of China. The venture, renamed Qimonda Technologies (Suzhou) Co., Ltd. after our carve-out and herein referred to as Qimonda Suzhou, constructed a back-end facility for the assembly and testing of our products, which officially opened in September 2004. We are required to purchase the entire output of the facility. We currently hold 63% of Qimonda Suzhou’s share capital, representing 72.5% of the voting rights. We expect to invest a further $86.5 million in Qimonda Suzhou by the end of July 2008 pursuant to our current contractual obligations, and will hold approximately 72.5% of its share capital and voting rights by that date, with CSVC owning the remaining 27.5%. We consolidate Qimonda Suzhou into our combined and consolidated financial statements, because we have exercised voting control over this venture from the outset. Dividends from this venture belonging to CSVC are shown as minority interests in our combined and consolidated financial statements. We have the option to acquire CSVC’s stake at the nominal investment value plus accrued and undistributed returns on that investment.

In March 2007, we announced plans to expand capacity at our Qimonda Suzhou venture, for which we expect to make capital expenditures of €250 million over the next three years. The venture intends to arrange external financing for any additional investment required to purchase further equipment. We cannot assure you that this external financing can be obtained on favorable terms or at all.

•	SMIC. In December 2002 Infineon entered into an agreement with Semiconductor Manufacturing International Corporation (SMIC), a Cayman Islands corporation with head offices in Shanghai, China. This agreement was assigned to us as part of the carve-out. As most recently amended in October 2007, the agreement provides us access to additional DRAM manufacturing capacity.

•	Winbond. In May 2002 and August 2004, Infineon entered into product purchase and capacity reservation agreements with Winbond Electronics Corporation, a Taiwanese corporation, which give us access to additional DRAM production capacity. These agreements were assigned to us as part of the carve-out. In 2006 and 2007, we entered into additional agreements with Winbond, enabling 80mm, 75nm and 58nm DRAM manufacturing for us.

Please see “Our Business” and “Arrangements between Qimonda and the Infineon Group” for more details on these strategic cooperations.

Critical Accounting Policies

The preparation of our combined and consolidated financial statements required us to apply accounting policies, and make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which we believe are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. These policies have the potential to have a significant impact on our combined and consolidated financial statements, either because of the significance of the combined and consolidated financial statement item to which they relate or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. Actual results may differ from our estimates under different assumptions and conditions. Our critical accounting policies include:

•	those made in connection with our initial preparation of the combined financial statements;

•	recoverability of long-lived assets;

•	valuation of inventory;

•	pension plan accounting;

•	realization of deferred tax assets;

•	revenue recognition; and

•	contingencies.

Assumptions and Estimates We Made in Preparing Our Combined Financial Statements

The preparation of our combined financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the financial periods we present. Actual results could differ materially from these estimates. In addition, due to the significant relationship between Infineon and our company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between our business and Infineon are not the same as those that would have resulted from transactions among unrelated third parties. We believe that the assumptions underlying the combined financial statements are reasonable.

Allocations from Infineon during the financial year ended September 30, 2005, and the seven months ended April 30, 2006 are reflected in the combined statements of operations as follows:

	For the	For the
	financial year	seven months
	ended	ended
	September 30,	April 30,
	2005	2006
	(in millions)

Cost of goods sold	€168	€111
Research and development expenses	27	17
Selling, general and administrative expenses	109	75
Restructuring charges	1	—

	€305	€203

The allocation during the 2006 financial year relates to the seven-month period between October 1, 2005 and April 30, 2006. After our carve-out on May 1, 2006, costs were charged according to agreements with Infineon, which amounted to €33 million for the five months period ended September 30, 2006, and €56 million for the year ended September 30, 2007. See note 1 to the combined and consolidated financial statements for a description of the assumptions used for periods prior to the carve-out. However, these transactions, allocations and estimates are not indicative of those that would have obtained had our company actually operated on a stand-alone basis, nor are they indicative of our future transactions or of our expenses or results of operations. In addition, the process of preparing the combined financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’ length relationship where one did not at the time exist. We believe that it is not practicable to estimate what the actual costs of our company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of our business, we would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the combined financial statements.

Recoverability of Long-Lived Assets

Our business is extremely capital-intensive, and requires significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. We invested a total of €879 million in our 2007 financial year, a total of €686 million during our 2006 financial year and a total of €926 million in our 2005 financial year in property, plant and equipment. At September 30, 2007, the carrying value of our property, plant and equipment was €2,186 million.

Prior to our carve-out Infineon acquired other businesses to augment the Memory Products business. These acquisitions resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2007 we had long-lived intangible assets of €143 million.

We apply the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, and perform a test for impairment at least once a year.

We also review long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or discounted estimated future cash flows. Considerable judgment is necessary to estimate discounted future cash flows.

In applying this policy we did not recognize any goodwill impairment charges during our 2005 or 2007 financial years. However, in light of the weak market conditions for commodity NAND flash memories in the three months ended September 30, 2006, we decided to ramp down our flash production and stop the current development of NAND-compatible flash memory products based on Saifun’s proprietary NROM technology. We and Saifun amended the license agreement relating to this technology to terminate the payment of quarterly installments as of December 31, 2006. As a result of the partial termination, we reduced payables, goodwill and other intangible assets, and recognized an impairment charge as of September 30, 2006 in the aggregate amount of €9 million related to the license (€7 million) and fixed assets (€2 million) that were not considered to be recoverable.

Valuation of Inventory

The memory industry has historically experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. See “— Factors that Affect our Results of Operations” and “Risk Factors — Risks related to the semiconductor memory industry — The DRAM industry is subject to cyclical fluctuations, including recurring periods of oversupply, which result in large swings in our operating results, including large losses.” These significant price fluctuations have often occurred within relatively short timeframes. For example, the average “spot” market price for 512Mb DDR2 DRAM as reported by DRAMeXchange fell from $6.36 on December 29, 2006 to $1.45 on September 28, 2007, a drop of 77% in nine months. Rapid price increases can also occur. For example, the average “spot” market price for 512Mb DDR2 DRAM as reported by DRAMeXchange increased from $3.75 on January 2, 2006, to $5.15 on February 2, 2006, a gain of over 37% in just one month. Over the long term, however, DRAM prices have generally tended to decline.

We value inventory on a quarterly basis at the lower of cost or market value. Market value of inventory represents the net realizable value for finished goods and work-in-process. As of September 30, 2006 and 2007, we had inventory of €622 million and €619 million, respectively. We review the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand and the pricing environment. This evaluation is inherently judgmental and requires material estimates. These estimates relate both to forecasted product demand and to the pricing environment. Both of these are susceptible to rapid and significant change.

In each of our three most recent financial years, we recorded recurring adjustments to value our inventory according to this policy. In the 2007 financial year, these adjustments amounted to €85 million. These adjustments offset an increase in the volume of inventory relating to the decision on our part later in the 2007 financial year to hold finished products in our inventory rather than sell them into an oversupplied market characterized by swiftly falling prices. Our inventory in euro terms was substantially the same as of September 30, 2006 and 2007 due to these offsetting factors. In future periods write-downs on inventory may also be necessary due to one or more of the following:

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

Pension Plan Accounting

We account for our pension-benefit liabilities and related postretirement benefit costs in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

Prior to our carve-out, our employees participated in Infineon’s defined benefit pension plans. The pension costs and liabilities included in our combined and consolidated financial statements for periods prior to the carve-out include the portion of the Infineon pension costs and liabilities that relate to our employees’ participation in the respective Infineon pension plans. With the carve out, these pension liabilities and related assets were legally transferred to us.

In September, 2006, we established the Qimonda Pension Trust for the purpose of funding future pension benefit payments for our employees in Germany. Subsequently, Infineon’s pension trust transferred €26 million of cash, representing our actuarially determined proportion of the funding in Infineon’s pension trust as of the carve-out date, to this trust for use in funding these pension benefit obligations. The Qimonda Pension Trust’s investment strategy is to invest this cash in a well-diversified portfolio of investments aimed at maximizing long-term returns.

In February 2007,we established a uniform Qimonda Pension Plan for Germany with effect from October 1, 2006, into which the substantial majority of the employees were transferred, representing more than 90% of the existing pension obligations. The Qimonda Pension Plan is available to new employees. The previous Infineon plan regulations continue to apply to existing retirees and employees who did not consent to the new plan. The Qimonda Pension Plan for Germany qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87, which increased the projected benefit obligation by €4 million. This will be amortized as part of net periodic pension cost in future periods.

The Infineon pension plan regulations continue to apply to our foreign employees, although all respective assets and obligations have been transferred to us.

Our pension costs and liabilities are actuarially calculated using various assumptions, including discount rates, expected return on plan assets, rate of compensation increase and rate of projected future pension increases. These assumptions are based on prevailing market conditions, long-term historical averages, and estimates of future developments of rates of returns. Please see note 28 to the combined and consolidated financial statements for a quantification of the major assumptions underlying our pension plan accounting, information on our plan asset allocations and a discussion of our current funding status. A significant variation in one or more of the underlying assumptions could have a material effect on the measurement of our long-term obligation or our pension cost and therefore our financial condition or results of operations.

If the assumptions used to calculate the pension liabilities and expected return on plan assets turn out to be accurate, we will pay our recorded net liability as pension benefits to our employees after they retire, and no adjustments to our balance sheet accrual will be necessary. Prior to September 30, 2007, however, our actual experience differed from those assumptions. This resulted in differences between our recorded net liability and the related actuarially calculated amount. Those differences, also referred to as actuarial gains and losses, were generally not recognized in the consolidated statements of operations as they occurred. Instead, due to the long-term nature of pensions and the related assumptions, they affected pension costs over the remaining service years of the relevant employees.

We adopted the recognition provision of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as of September 30, 2007, pursuant to which the overfunded or underfunded status of a defined benefit postretirement plan is recognized as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. As of September 30, 2007 the adoption of the Recognition Provision of SFAS No. 158 resulted in a decrease in other non-current liabilities of €5 million, an increase in non-current deferred tax liabilities of €2 million and an increase in accumulated other comprehensive income of €3 million.

Pension Benefits — Sensitivity Analysis

The expense related to pension plans and similar commitments we recognize in our consolidated financial statements is referred to as net periodic pension cost (“NPPC”) and consists of several separately calculated components. We estimate that our NPPC for our 2008 financial year will be €6.2 million. A one percentage point change in the major assumptions mentioned above would result in the following impact on the estimated pension cost for the 2008 financial year:

	Effect on net periodic
	pension costs
	One percent	One percent
	increase	decrease
	(in millions)

Discount rate	€(0.8)	€1.0
Rate of compensation increase	0.5	(0.5)
Rate of projected future pension increases	0.2	(0.1)
Expected return on plan assets	(0.3)	0.3

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

Our pension plans were underfunded by an aggregate of €29 million as of September 30, 2006, and after adjusting for unrecognized actuarial losses as described above of €7 million, we recognized the remaining €22 million as a liability on our balance sheet. Our pension plans were underfunded by an aggregate of €25 million as of September 30, 2007. After adopting the recognition provision of SFAS No. 158 as described above, we recognized this underfunded status as a liability on our balance sheet. Since the present value of future benefits we expect to pay over the next five financial years totals €9 million as of September 30, 2007, we do not perceive a need to increase our plan funding in the immediate future.

Realization of Deferred Tax Assets

Income taxes as presented in the accompanying combined and consolidated financial statements are determined on a separate return basis. Although in numerous tax jurisdictions, including Germany, the company was included in the consolidated tax returns of Infineon before the carve-out, where the Memory Products business was only a part of an Infineon entity, the tax provision was prepared on an as-if separate company basis except that, pursuant to the terms of the contribution agreement between us and Infineon, any net operating losses generated by the Memory Products business and carried forward are treated as a reduction of equity at the end of the year, as such losses were retained by Infineon. Infineon evaluates its tax position and related tax strategies for its entire group as a whole, which may differ from the tax strategies we would have followed as a stand-alone company.

We recognize deferred income tax assets only if we determine that it is more-likely-than-not that we will be able to realize the tax benefits in the future from accumulated temporary differences and net operating loss and credit carry-forwards. At September 30, 2006 and 2007, our total net deferred tax assets were €153 million and €151 million, respectively. Our gross deferred tax assets increased from €316 million as of September 30, 2006 to €438 million as of September 30, 2007, principally due to the tax benefits of net operating loss and credit carry-forwards of approximately €32 million as of September 30, 2006 and of approximately €187 million as of September 30, 2007. These net operating loss and credit carry-forwards are generally limited to the amount used by the particular entity that generated the loss or credit and in certain circumstances do not expire under current law. Because as a general matter net operating loss and credit carry-forwards are not transferable, certain net operating loss and credit carry-forwards remained on Infineon’s balance sheet because they were generated by legal entities not transferred to us in connection with our carve-out. In the future, Infineon will be able to offset its tax expense with these carry-forwards. The retention of these carry-forwards is shown on our balance sheets prior to our carve-out as a reduction in our business equity of €6 million as of September 30, 2005. We provided valuation allowance against our total deferred tax assets of €70 million and €204 million, as of September 30, 2006 and 2007, respectively.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that can be realized from available tax strategies and future taxable income. Our ability to realize deferred tax assets depends on our ability to generate future taxable income sufficient to use tax loss carry-forwards or tax credits before their expiration. The assessment is based on the benefits that could be realized from available tax strategies, the reversal of taxable temporary differences in future periods and, to the extent applicable, the impact of forecasted future taxable income. If we do not expect to be able to realize all of these benefits to the extent the deferred tax asset would indicate, we increase the deferred tax valuation allowance accordingly. As a result of this assessment, we increased the deferred tax asset valuation allowance for our 2007 financial year by €134 million and in the 2006 financial year by €11 million to reduce the deferred tax asset to an amount that we believe is more likely than not expected to be realized in the future. The 2006 amount excluded tax losses of €101 million before the carve-out that could not be transferred to us and will instead be available to Infineon in the future. The highly subjective character of many of the determinations Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting For Income Taxes” requires in measuring the valuation allowance means that our deferred tax assets may be subject to further reduction if our expectations, especially those relating to the future taxable income from operations (and to benefits from available tax strategies), prove to be too optimistic.

Revenue Recognition

We sell our memory products throughout the world. Our policy is to record revenue when persuasive evidence of an arrangement to sell products exists, the price is fixed or determinable, delivery has occurred and collectibility is reasonably assured. In general, persuasive evidence of an arrangement exists when the customer’s written purchase order has been accepted. More judgment is required in the case of our licensing agreements, whereas the revenues from most of our DRAM business can be recognized using standardized processes.

We record reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. We also establish reserves for sales discounts, price protection allowances and product returns based upon our evaluation of a variety of factors, including industry demand. This process requires the exercise of substantial judgment in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

We have entered into licensing agreements for our technology in the past, and anticipate that we will continue our efforts to monetize the value of our technology in the future. As with certain of our existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. Such transactions could represent multiple element arrangements pursuant to SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, and Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. This treatment can have the result of deferring license revenues and recognizing them over the period in which we are purchasing products from the licensee. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of our continuing involvement.

Contingencies

We are subject to various legal actions and claims that arise in the normal course of business. In particular, we are subject to significant civil lawsuits that relate to the operations of the Memory Products business prior to the carve-out, including the civil antitrust litigation in the United States and Canada, securities class actions and patent litigation. These matters are described in “Our Business — Legal Matters”. As part of our carve-out, we agreed to indemnify Infineon with respect to claims (including any related expenses) arising in connection with certain matters, which are described under “Arrangements between Qimonda and the Infineon Group”.

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

	For the financial year ended September 30,
	2005	2006	2007
	(in percent)

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	76.6	79.9	94.0
Gross profit	23.4	20.1	6.0
Research and development expenses	13.8	11.3	11.1
Selling, general and administrative expenses	7.3	5.6	5.5
Restructuring charges	— *	—	—
Other operating (expenses) income, net	0.5	1.6	0.5
Operating income	1.8	1.6	(11.1)
Interest (expense) income, net	(0.2)	(0.7)	0.2
Equity in earnings of associated companies	1.6	2.1	3.2
Gain on associated company share issuance	—	1.9	—
Other non-operating (expense) income, net	0.4	0.2	0.2
Minority interests	0.1	(0.2)	(0.2)
Income before income taxes	3.7	4.9	(6.6)
Income tax (expense) benefit	(3.1)	(3.0)	(0.3)
Net (loss) income	0.6	1.9	(6.9)

*	less than 1%

Net Sales

We generate our net sales primarily from the sale of our memory products. Our memory products consist primarily of dynamic random access memory (DRAM) components and modules, which are used in a wide variety of electronic products including PC, notebook and workstation applications, more advanced infrastructure applications as well as graphics, mobile and consumer electronic devices. In 2007 we ceased offering the limited range of non-volatile flash memory products we had previously marketed and sold. The vast majority of our memory product sales are made through our direct sales force, whereas approximately 12% of our total sales in our 2007 financial year were made through distributors.

We also generate a small stream of revenues from royalties and license fees earned on technology that we own and license to third parties. This often enables us to gain access to manufacturing capacity at foundries through licensing and capacity reservation arrangements, and also permits us to recover a small portion of our research and development expenses.

The following table presents data on our net sales for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Net sales
Memory products	€2,665	€3,808	€3,600
% of net sales	94%	100%	100%
License revenue	€160	€7	€8

% of net sales	6%	0%	0%
Total net sales	€2,825	€3,815	€3,608

Effect of foreign exchange over prior period	€(132)	€117	€(298)
% of net sales	5%	3%	8%

In our 2007 financial year our total net sales decreased by €207 million, or 5%, to €3,608 million from €3,815 million in our 2006 financial year. Primarily responsible for the decrease were:

•	DRAM price declines of 29%; and

•	an 8% decrease in the average exchange rate of dollars for euro.

Offsetting these decreases in part were increases related to higher bit shipments, which increased 44%

In our 2006 financial year our total net sales increased by €990 million, or 35%, to €3,815 million from €2,825 million in the 2005 our financial year. Primarily responsible for the increase were:

•	higher bit shipments, which increased 79%; and

•	a 3% increase in the average exchange rate of dollars for euro.

Offsetting these increases in part were decreases related to:

•	DRAM price declines of 20%; and

•	the positive effect in our 2005 financial year of license income from ProMOS of €118 million.

Price declines and increases.  While we generally expect prices for DRAM products to decline over time, and this in fact occurred during each of our 2005, 2006 and 2007 financial years, our 2007 financial year was characterized by particularly steep price declines for DRAM products. After remaining stable until the end of December 2006, prices declined significantly thereafter. We believe that a part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at original equipment manufacturers (OEMs) ahead of the introduction of the new Windows Vista computer operating system and capacity conversions from NAND to DRAM by some competitors, following severe price erosion in the NAND Flash area. During the three months ended June 30, 2007 the price decline continued and was amplified by strong DRAM output growth across the industry driven, we believe, mostly by capacity increases and technology conversions to more efficient technologies. In the three months ended September 30, 2007, prices initially showed signs of improvement, but then resumed their decline and ended up on average at the same low level as during the previous three months. The average daily “spot” market price for 512Mb DRAM as reported by DRAMeXchange fell from $6.36 on December 29, 2006 to $1.45 on September 28, 2007, a drop of 77%.

In our 2007 financial year we continued to focus on our diversification strategy, as indicated by the relative portions of our product mix comprising DRAMs for PC applications, on the one hand, and for infrastructure, graphics, consumer and mobile applications, on the other. Measured in bit shipments, our share of DRAMs for non-

PC applications was well above 50% during the seasonally stronger December and September quarters and close to 50% in the second and third quarters when there was a greater emphasis on DRAMs for PC applications. The share of our net sales for non-PC applications, which generally command higher and more stable prices than standard DRAMs, increased to 60% in our 2007 financial year as compared to 51% in the 2006 financial year. This increase was due both to seasonal factors and our ability to increase bit shipments of DRAMs for non-PC applications.

Due, we believe, largely to our careful focus on market trends and attention to our product mix, our average per-megabit selling prices were 29% lower in the 2007 financial year than in the 2006 financial year, a significantly smaller decline than average market price decline for DRAM of 35%, based on data reported by WSTS, over the same period.

DRAM prices were under substantial pressure during the first quarter of our 2006 financial year, after which they recovered over the remaining three quarters. Our average per-megabit selling prices for DRAM products in the 2006 financial year were approximately 20% less than they had been in with the 2005 financial year. The per-megabit selling prices in U.S. dollars in the spot market of our major products with DDR2 interfaces declined sharply at the start of our 2006 financial year, declining around 26% over the first three months. During this quarter, we produced an excess of DDR2 DRAMs because the corresponding DDR2 logic chipsets, which are produced by logic semiconductor manufacturers, were not available in quantities sufficient for PC manufacturers to absorb the supply of DDR2 DRAMs in the market. A portion of the DDR2 DRAMs that we produced remained unsold and in our inventory until supply of appropriate logic chipsets created sufficient demand for our accumulated DDR2 DRAMs. After December 2005 prices recovered somewhat and remained relatively stable until May, when DDR2 pricing experienced some erosion until July before again rising through to September 30, 2006 due to tight market supply. DDR prices recovered steadily, albeit more slowly than DDR2 prices, from the December 2005 low points, continuing to increase through to the end of our 2006 financial year.

In our 2006 financial year sales of DRAM products for use in game consoles drove significant growth in bit shipments of graphic products. This contributed to the increased share of net sales from DRAMs for infrastructure, graphics, mobile and consumer applications to 50% as compared to 38% in the 2005 financial year. Our average per-bit selling prices in the 2006 financial year were 27% lower than in our 2005 financial year.

DRAM prices remained relatively stable for most of the 2006 financial year. Towards the end of the year prices increased, we believe, due to strong demand exceeding supply (our fourth quarter has proven in recent years to be the strongest for DRAM products for consumer electronics such as gaming consoles in advance of the end-year peak retailing season). Early in our 2007 financial year, DRAM suppliers started to heavily increase their output and bit growth rates, causing prices to come under more pressure and to fall precipitously during our second and third financial quarters.

The following graphic shows the average monthly market prices for DRAM (expressed in 512Mb equivalents), as reported by WSTS, for the three years ended September 30, 2007.

  (Source: WSTS)

Increase in bit shipments.  Our bit shipments increased by 44% during the 2007 financial year compared to the 2006 financial year due to:

•	our progress in increasing the yield of our manufacturing technologies,

•	the conversion of an increasing share of our capacities to our 80nm and 75nm technologies,

•	the increase of production volumes at our Richmond 300mm facility.

•	our access to additional capacities of our joint venture partners and our foundries, and

•	growth in demand, particularly for PCs, increased “bits per box” and our continued diversification in new market areas, especially with our consumer DRAM products.

The growth in our bit shipments was offset in part by our decision, later in the financial year, to hold some products in our inventory rather than sell them into a particularly unfavorable market.

Our bit shipments increased by 79% during the 2006 financial year as compared to the 2005 financial year. This growth was primarily a result of:

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

Exchange rate effects.  The U.S. dollar weakened against the euro in the 2007 financial year, with the average exchange rate for the period 8% lower than it was for the 2006 financial year. This unfavorable U.S. dollar euro exchange rate negatively affected our revenues during our 2007 financial year. We have calculated the effect of this change in exchange rate on our revenues as follows: we would have achieved €298 million more in net sales in the

2007 financial year had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the 2007 financial year as they were in the 2006 financial year.

The U.S. dollar/euro exchange rate had an opposite effect in our 2006 financial year. Although the U.S. dollar was slightly weaker on September 30, 2006 than it had been one year earlier, the average exchange rate of U.S. dollars for euro over the financial year was 3% higher than it was for the 2005 financial year. We have calculated the effect of this change in exchange rate on our revenues as follows: we would have achieved €117 million less in net sales in our 2006 financial year had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the 2006 financial year as they were in the 2005 financial year.

Decline in license revenue.  In the 2005 financial year our license revenue increased to €160 million, primarily due to the settlement Infineon reached with ProMOS in November 2004. Under this agreement, which resolved an intellectual property dispute that had begun in 2003, Infineon licensed DRAM technology to ProMOS for ongoing use by ProMOS, resulting in recognition of €118 million in revenue during the 2005 financial year. We recorded significantly less license revenue in our 2006 and 2007 financial years, and do not expect license revenues in future periods to be as substantial as they were in our 2005 financial year.

Net Sales by Region

The following table sets forth our sales by region for the periods indicated. We categorize our sales geographically based on the location where the customer chooses to be billed. Delivery might be to another location and the customer may ship the products on for further use.

Net sales by region

	For the financial year ended September 30,
	2005		2006		2007
	(in millions, except percentages)

Germany	€232	8%	€316	8%	€256	7%
Rest of Europe*	333	12%	482	12%	399	11%
North America	1,067	38%	1,591	42%	1,323	37%
Asia/Pacific	1,091	38%	1,174	31%	1,182	33%
Japan	102	4%	252	7%	448	12%

Total	€2,825	100%	3,815	100%	€3,608	100%

*	The Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period.

The increased sales in Japan during our financial year ended September 30, 2007 resulted from a strong growth in demand for our specialty products, in particular for graphics and consumer applications, as well as additional demand for standard DRAM products for PC applications through an expansion of our customer base. The decrease in sales in North America for 2007, as compared to the previous period, was primarily caused by OEM customers shifting their production to Asia.

The percentage of net sales in the Asia/Pacific region were relatively high in our 2005 financial year due to the recognition of license revenue of €118 million relating to the ProMOS license agreement.

Cost of Goods Sold and Gross Margin

Our cost of goods sold consists principally of expenses relating to:

•	direct materials, principally raw wafers;

•	employee costs;

•	overhead, including maintenance of production equipment, indirect materials (such as photomasks) and royalties;

•	depreciation and amortization;

•	subcontracted assembly and testing services;

•	production support, including facilities, utilities, quality control, automated systems and management functions; and

•	foundry production (including purchases from our joint ventures and other associated and related companies, such as Inotera).

In addition to factors that affect our revenues and those affecting the components of cost of goods sold listed above, the following factors, not all of which were material in the periods under review, affected our gross margin:

•	foreign currency conversion gains (or losses) on transactions in non-euro currencies and translations into euro;

•	amortization of purchased intangible assets;

•	product warranty costs;

•	provisions for excess or obsolete inventories and write-downs to market value; and

•	government grants, which we recognize over the remaining useful life of the related manufacturing assets.

The following table sets forth our cost of goods sold and related data for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Cost of goods sold	€(2,164)	€(3,048)	€(3,390)
% of net sales	77%	80%	94%
Gross margin	23%	20%	6%

Cost of goods sold increased by €342 million, or 11%, from €3,048 million in our 2006 financial year to €3,390 million in our 2007 financial year. The increase in our cost of goods sold was due primarily to:

•	higher bit shipments; and

•	inventory revaluation and reserves.

Offsetting these increases in part were

•	improvements in our productivity; and

•	exchange rate effects.

Cost of goods sold increased by €884 million, or 41%, from €2,164 million in our 2005 financial year to €3,048 million in our 2006 financial year. The increase in our cost of goods sold was due primarily to:

•	higher bit shipments;

•	higher absolute costs from production ramp-up and increased purchases from foundries; and

•	exchange rate effects.

Offsetting these increases in part were improvements in our productivity.

Higher bit shipments.  The 44% increase in bit shipments in our 2007 financial year and the 79% increase in bit shipments in our 2006 financial year were due primarily to the increase of production volumes at our Richmond 300mm facility, at Inotera and at those of our foundry partners manufacturing on 300mm wafers. In our 2006 financial year, we sourced in bits over 198% more chips from these partners than we had during our 2005 financial year. As discussed below, we believe that productivity improvements were partially responsible for holding the percentage increase in costs below the percentage increase in bit shipments, as was the spreading out of our fixed costs over a greater level of bit shipments.

Inventory revaluation and reserves.  We value our inventory on a quarterly basis at the lower of cost or market value. If the market price declines below the full production cost of a particular product, then all inventories of that product are written down to its market price. For some of our products, the significant price decline in our 2007 financial year resulted in the write-down of inventory to market value in an amount of €85 million in accordance with our policy. Due to the volatility of the DRAM market, write-downs of this nature may occur in periods of sharp price decline and negatively impact our cost of sales and margins.

Productivity improvements.  Similar to our 2006 financial year, we achieved productivity improvements in our 2007 financial year through the increased conversion of capacities to 90nm, 80nm and 75nm process technologies and the increasing share of our chips produced on 300mm wafers. The increase of 300mm capacities at our Richmond facility, our joint venture Inotera and our foundry partners SMIC and Winbond contributed to the increased share of production on 300mm wafers. Measured in wafer starts, 75% of our total production (including capacity sourced from our joint ventures and foundry partners) was on 300mm wafers in our 2007 financial year as compared to 68% of our production in our 2006 financial year. We believe that productivity improvements helped to increase our bit shipments so that although our absolute costs increased, we could achieve unit cost reductions because of the larger sales volume over which our fixed costs are spread.

In our 2006 financial year we achieved productivity improvements through the conversion of capacities to 110nm and 90nm process technologies and the increasing share of our chips produced on 300mm wafers. The ramp-up of 300mm capacities at our manufacturing facility at Richmond, Virginia, at our joint venture Inotera and at our foundry partner SMIC contributed to the increased share of production on 300mm wafers. Measured in wafer starts, 68% of our total production (including capacity sourced from our strategic and foundry partners) was on 300mm wafers in our 2006 financial year as compared to 53% of our production in our 2005 financial year.

Exchange rate effects.  The weaker exchange rate of U.S. dollars for euro in the 2007 financial year, as compared to the 2006 financial year, decreased the euro value of our costs that are denominated in U.S. dollars by approximately €188 million. This means that we would have incurred approximately €188 million more in costs of goods sold in our 2007 financial year, had the average exchange rates we use to translate our non-euro expenses into euros been the same in the 2007 financial year as they were in the 2006 financial year. However, given the decrease in our net sales due to foreign exchange effects, foreign currency movements overall had a negative net effect on our gross margin during the 2007 financial year.

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

Purchases from foundries.  Our purchases from our joint ventures and other associated and related companies, such as Inotera, amounted to €546 million in the 2007 financial year, €438 million in our 2006 financial year and €247 million in our 2005 financial year. In addition, we purchased €736 million of inventory from our foundry partners in our 2007 financial year as compared to €747 million in our 2006 financial year and €273 million in our 2005 financial year.

Our gross margin decreased to 6% in our 2007 financial year, from 20% in our 2006 financial year, primarily due to lower average selling prices and inventory write downs. These could not be offset by lower production cost per unit resulting from increased manufacturing productivity and lower unit costs from foundry partners.

Research and Development (R&D) Expenses

Research and development (R&D) expenses consist primarily of salaries and benefits for research and development personnel, materials costs, depreciation and maintenance of equipment used in our research and development efforts and contracted technology development costs. Materials costs include expenses for development wafers and costs relating to pilot production activities prior to the commencement of commercial production. R&D expenses also include our joint technology development arrangements with partners such as Nanya. Some of our research and development projects qualify for subsidies from local and regional governments in the countries where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

The following table sets forth our R&D expenses and government subsidies for the periods indicated:

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Research and development expenses	€(390)	€(433)	€(401)
% of net sales	14%	11%	11%
Government subsidies	€16	€17	€24
% of net sales	1%	*	1%

*	less than 1%

In our 2007 financial year, R&D expenses decreased by 7%, from €433 million to €401 million, due to the completion of R&D work on our 80nm and 75nm technology platforms earlier in the 2007 financial year and due to our focus on production support research before development efforts took off on our 58nm technology platform towards the end of the 2007 financial year. We also initiated cost saving measures in an effort to increase the productivity of our development efforts. Furthermore, the increase in governmental subsidies from €17 million in our 2006 financial year to €24 million in our 2007 financial year reduced the development expenses.

In our 2006 financial year, R&D expenses increased by 11%, from €390 million to €433 million, due to our effort to strengthen the development capabilities with respect to the next generation of memory technologies and further diversify our portfolio of memory products. We also paid €10 million for research services provided by Infineon during the five months after the carve-out to our 2006 financial year end, and €28 million during our 2007 financial year.

Selling, General and Administrative (SG&A) Expenses

Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, non-R&D costs related to developing prototypes, distribution center costs, other marketing incentives and related marketing expenses.

General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, and recruitment and training expenses.

The following table sets forth information on our selling, general and administrative (SG&A) expenses for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Selling, general and administrative expenses	€(206)	€(215)	€(199)
% of net sales	7%	6%	6%

During the 2007 financial year SG&A expenses decreased by 7% as compared to the 2006 financial year, from €215 million to €199 million. The primary reason for the decline was that during the 2007 financial year the combined costs under our post carve-out service agreements with Infineon and to build out our corporate functions were less than the costs Infineon allocated to us for the 2006 financial year. We also incurred lower costs in the 2007 financial year than we did for the same period one year earlier for special projects, such as our carve-out and IPO.

Due to the decrease in net sales during our 2007 financial year, SG&A expenses relative to net sales remained constant compared to our 2006 financial year.

During the 2006 financial year SG&A expenses increased by 4% as compared to the 2005 financial year, from €206 million to €215 million. The increase was driven by higher cost allocations from Infineon through April 30, 2006 and project costs related to the carve-out and IPO. We also paid €14 million for corporate services provided by Infineon during the five months after the carve-out to our 2006 financial year end, and €15 million during our 2007 financial year.

In addition, in the 2006 financial year we had expenses of €8 million relating to stock-based compensation, of which €3 million are included in SG&A expenses. The remaining portion is reflected in different expense categories based on the cost centers of the employees concerned. These employees received these options on Infineon shares when they were Infineon employees in periods prior to our carve-out. We issued our own stock options for the first time in our 2007 financial year. Together with the cost of Infineon stock options, we had total stock-based compensation expenses in our 2007 financial year of €6 million, of which €2 million are included in SG&A expenses.

Restructuring Charges

We did not incur any restructuring charges in our 2006 or 2007 financial years. In our 2005 financial year, we accrued charges of €1 million for restructuring and cost-saving efforts taken by Infineon, which included downsizing our workforce and consolidating certain functions and operations.

In March 2007, we announced the building of a new DRAM module manufacturing facility in Johor, Malaysia. Following the construction of this facility, we plan to move the backend production from our existing Malacca plant to this new backend production facility. As of September 30, 2007 we have implemented a restructuring plan pursuant to SFAS No. 88, but we cannot yet make a reasonable estimate of the amount of involuntary benefits to be paid.

Other Operating (Expenses) Income, Net

Other operating (expenses) income, net contains various items related to our operations, and may fluctuate from period to period due to the more or less infrequent nature of these items, which include subsidies, grants, insurance proceeds and accruals for legal matters.

The following table sets forth information on our other operating (expenses) income, net for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Other operating (expenses) income, net	€(13)	€(60)	€18
% of net sales	0%	2%	0%

Other operating income, net in our 2007 financial year related primarily to subsidies, proceeds from insurance claims and the adjustment of accruals for legal matters to reflect current estimates. In our 2006 financial year other operating expenses, net reflected expenses related to litigation settlement charges of €54 million as well as impairment charges of €9 million related to our decision to ramp down our flash production and NROM development activities. Other operating expenses, net in our 2005 financial year principally reflected expenses related to antitrust matters.

Equity in Earnings of Associated Companies

The equity in earnings of associated companies with financial year ends that differ by not more than three months from the Company’s financial year end is recorded with a three month delay. This applies in particular to our joint venture Inotera Memories, which has a December 31 financial year-end.

The following table sets forth information on our equity in losses or earnings of associated companies for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Equity in earnings of associated companies	€45	€80	€117
% of net sales	2%	2%	3%

In the last three financial years, Inotera contributed most of our equity in earnings from associated companies. This increased in the 2006 financial year and the beginning of 2007, primarily due to the increased volume production by Inotera and selling prices that were at that time, on average, higher and stable. Our equity in Inotera’s earnings is, however, sensitive not only to fluctuations in the price of DRAM and production volumes, but also to changes in the portion of our inventory which we purchased from Inotera and that remains unsold. This is because we eliminate Inotera’s profit from the inventory we have not yet sold.

Gain on Associated Company Share Issuance

The following table sets forth information on Gain on associated company share issuance for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Gain on associated company share issuance	€0	€72	€0
% of net sales	0%	2%	0%

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

Other Non-Operating Income, Net

Other non-operating income, net consists of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities.

The following table sets forth information on other non-operating expenses or income for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Other non-operating income, net	€13	€8	€7
% of net sales	0%	0%	0%

In the 2007 financial year other non-operating income related principally to valuation of derivatives, dividend income and a gain of €2 million on the sale of our investment in Ramtron. In the 2006 financial year, other non-operating income related principally to non-operating foreign currency transaction gains. In the 2005 financial year, other non-operating income, net included €18 million related principally to non-operating foreign currency transaction gains, which were partially offset by investment-related impairment charges of €6 million.

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

EBIT is determined from the consolidated statements of operations as follows:

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Net income (loss)	€18	€74	€(249)
Add: interest expense (income)	€7	€25	€(7)
Add: income tax expense (benefit)	€86	€114	€10

EBIT	€111	€213	€(246)

Interest Income (Expense), Net

We derive interest income primarily from cash, cash equivalents and marketable securities. Interest expense is primarily attributable to loans from Infineon and external banks and excludes interest capitalized on manufacturing facilities under construction.

The following table sets forth information on our net interest income (expense) for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Interest income (expense), net	€(7)	€(25)	€7
% of net sales	0%	(1)%	0%
Capitalized interest	€7	€0	€0

We earned interest income on cash and cash equivalents and marketable securities in the 2007 financial year. Our interest expense decreased in the 2007 financial year as compared to the 2006 financial year, due to our lower average borrowings from Infineon, as we fully repaid a total of €344 million of outstanding debt to Infineon. Our interest expense increased in the 2006 financial year as compared to the 2005 financial year, due to our higher average borrowings from Infineon.

We no longer have any outstanding debt to Infineon. With the establishment of our own independent capital structure, including our recent capital lease of 200mm equipment, we expect interest expense to increase in future periods compared to the 2007 financial year. See “-Capital Requirements”.

Income Taxes

The following table sets forth information on our income taxes for the periods indicated.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Income tax expense	€86	€114	€10
Percent of net sales	3%	3%	0%
Effective tax rate	83%	61%	(4)%

We assess our deferred tax asset and the need for a valuation allowance pursuant to SFAS No. 109. As a result of this assessment, we have increased our deferred tax asset valuation allowance in our 2005, 2006 and 2007 financial years to reduce the net deferred tax asset to an amount that is more likely than not expected to be realized in future periods. Our effective tax rate in the 2006 financial year was substantially higher than our statutory tax rate due to increases in our valuation allowances, for losses which can not be utilized by us and have been retained by Infineon. In the 2007 financial year our effective rate decreased but was still higher than our statutory rate, due to losses in jurisdictions for which tax benefits could not be recognized.

Net Income (Loss)

Our net income had improved from a net income of €18 million in the 2005 financial year to €74 million in the 2006 financial year before falling to a net loss of €249 million in the 2007 financial year.

Financial Condition

The following table sets forth selected items from our consolidated balance sheets for the periods indicated.

	As of September 30,
	2006	2007	Change(1)
	(in millions, except percentages)

Current assets	€2,807	€2,257	(20)%
Non-current assets	€3,054	€3,124	2%

Total assets	€5,861	€5,381	(8)%

Current liabilities	€1,479	€1,244	(16)%
Non-current liabilities	€511	€620	21%

Total liabilities	€1,990	€1,864	(6)%

Shareholders’ equity	€3,871	€3,517	(9)%

(1)	Percentage changes from September 30, 2006 to September 30, 2007.

As of September 30, 2007, our current assets decreased significantly as compared to September 30, 2006, primarily due to lower trade accounts receivables which resulted from lower revenues and faster collections in the 2007 financial year compared to the 2006 financial year. This effect was partially offset by investments made in marketable securities pending use in capital expenditures and an increase of other current assets mainly due to an increase of income tax refunds and the fair value of derivatives. Inventory was essentially unchanged as compared to September 30, 2006. While bit production growth exceeded bit shipments during the financial year, and we held some unsold inventory late in the year rather than sell it into a very unfavorable market, these factors were offset by the reduction in our manufacturing costs and our write-down of inventory during the year ended September 30, 2007. Non-current assets increased slightly because capital expenditures exceeded the corresponding depreciation in the 2007 financial year.

As of September 30, 2007, current liabilities decreased as compared to September 30, 2006 primarily as a result of the full repayment of €344 million on our short-term loan due to Infineon during the year ended September 30, 2007. As of September 30, 2007, non-current liabilities increased compared to September 30, 2006, mainly due to the increase in capital lease obligations following the sale and lease back of 200mm equipment.

As of September 30, 2007, our shareholders’ equity decreased as compared to September 30, 2006 mainly due to our net loss of €249 million and additional foreign currency translation losses affecting equity of €124 million during the 2007 financial year.

Liquidity

Cash Flows

Our combined and consolidated statement of cash flows shows the sources and uses of cash during the reported periods. It is of key importance for the evaluation of our financial position. Although our combined statements of operations and balance sheets prior to our carve-out include allocations of financial statement line items from Infineon’s financial statements, the combined and consolidated statements of cash flows are determined indirectly from these statements and do not reflect any additional allocations.

Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net income (loss). In accordance with U.S. GAAP, the line items on the cash flow statement that reflect changes in balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes you will find between the balance sheets themselves.

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Net cash provided by operating activities	€484	€326	€980
Net cash used in investing activities	€(972)	€(801)	€(847)
Net cash provided by (used in) financing activities	€538	€773	€(307)
Effect of foreign exchange rate changes on cash and cash equivalents	€5	€2	€(12)
Cash and cash equivalents at end of period	€632	€932	€746

Financial Year Ended September 30, 2007 Compared to Financial Year Ended September 30, 2006

Our operating cash flow increased from an inflow of €326 million in the 2006 financial year to an inflow of €980 million in the 2007 financial year. The growth in cash generated was primarily due to working capital improvements resulting from the substantial decrease in our trade accounts receivable (which had increased in our 2006 financial year). The working capital improvements also result from faster collections and improved payment terms with various customers and suppliers and include some prepayments to secure supply. Also positively affecting cash flow from operations as compared with the prior year were the effect of, non-cash inventory write-downs taken during the 2007 financial year and with comparably larger decreases in other current assets and larger increases in other liabilities. The effect of these increases in operating cash flow was partially offset by our net loss in the 2007 financial year, a comparably smaller increase in trade accounts payable and decreases in accrued liabilities.

Cash used in investing activities in these periods principally reflect the capital expenditures and investments in associated companies during this period. Our cash used in investing activities increased in the 2007 financial year, mainly because we had higher capital expenditures than in the 2006 financial year. This outflow was partially offset by proceeds received of €156 million from our sale and leaseback of 200mm equipment in Richmond in September 2007.

Cash used in financing activities in our 2007 financial year mainly reflects the full repayment of our short term loan from Infineon, By comparison, cash provided by financing activities in the 2006 financial year mainly came from our IPO proceeds of €415 million and advances by Infineon prior to our carve-out.

Financial Year Ended September 30, 2006 Compared to Financial Year Ended September 30, 2005

Our operating cash flow in the 2006 financial year declined from an inflow of €483 million to a €326 million inflow. The reduction in cash generated was primarily due to increases in our trade accounts receivable, inventory and trade accounts payable, reflecting our sales growth. This was in part offset by our higher net income and by depreciation and amortization, which increased by €175 million mainly as a result of our new facilities in Richmond, Virginia and Suzhou.

Cash used in investing activities in both periods reflect the capital expenditures and investments in associated companies during both periods. Our cash used in investing activities was lower in the 2006 financial year, mainly because we had lower capital expenditures compared to the 2005 financial year, which was partially offset by increased investments in marketable securities.

Cash provided by financing activities in both periods relates principally to investments by and advances from Infineon and, in the 2006 financial year, our IPO proceeds of €415 million, net of offering costs and tax benefits thereon. Infineon advanced €484 million to us in the 2006 financial year, as compared to €500 million in the same period one year earlier. We repaid €163 million to Infineon in the 2006 financial year.

Free Cash Flow

We define free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. We believe the most comparable U.S. GAAP measure is net cash provided by operating activities. Since we operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from our combined and consolidated statements of cash flows:

	For the financial year ended September 30,
	2005	2006	2007
	(in millions, except percentages)

Net cash provided by operating activities	€484	€326	€980
Net cash used in investing activities	€(972)	€(801)	€(847)
Purchases of marketable securities, net	€(1)	€138	€133

Free Cash Flow	€(489)	€(337)	€266

Free cash flow was negative in our 2005 and 2006 financial years because capital expenditures exceeded the cash provided by operating activities. Prior to our carve-out this shortfall was financed principally by advances from Infineon and subsequent to our carve-out was financed by our available cash balances.

Our free cash flow in the 2007 financial year was positive mainly due to working capital improvements that increased our operating cash flow by an amount in excess of our capital expenditures.

Net Cash Position

The following table presents our gross and net cash positions and the maturity of our debt. It is not intended to be a forecast of cash available to us in future periods.

	Payments due by period
		Less than					After
As of September 30, 2007	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
				(in millions)

Cash and cash equivalents	€746	€746	€—	€—	€—	€—	€—
Marketable securities	€265	€265	€—	€—	€—	€—	€—

Gross cash position	€1,011	€1,011	€—	€—	€—	€—	€—

Less:
Long-term debt	€276	€49	€51	€54	€57	€21	€44
Short-term debt	€28	€28	€—	€—	€—	€—	€—

Total financial debt	€304	€77	€51	€54	€57	€21	€44

Net cash position	€707	€934	€(51)	€(54)	€(57)	€(21)	€(44)

Our gross cash position (which we define as cash and cash equivalents plus marketable securities) amounted to €1.011 million at September 30, 2007, compared to €1.070 million at September 30, 2006. As part of Infineon, our historical capital structure was based on the assumption that our net cash position was zero. Our net cash position increased to €707 million at September 30, 2007, compared to €575 million at September 30, 2006 mainly as a result of our positive free cashflow during the 2007 financial year. We fully repaid the shareholder loan from Infineon by April 2007.

Long-term debt at September 30, 2007 principally consists of an unsecured bank loan of €124 million related to our Porto, Portugal backend facility, and a capital lease obligation of €128 related to the sale and lease back of 200mm equipment.

To secure our cash position and to maintain flexibility with regards to liquidity, we have implemented a risk management policy with risk limits with respect to counterparty, credit rating, sector, duration, credit support and type of instrument. See note 30 to the combined and consolidated financial statements included elsewhere in this annual report.

Return on Capital Employed (RoCE)

In addition to EBIT, our management has committed itself since the beginning of the 2007 financial year to focus on measuring the profitability of the Company using a measure that compares net income, with adjustments it believes necessary to make the measure a meaningful assessment tool, to the capital that has been required for the business. We began calculating and reporting the financial indicator Return on Capital Employed or “RoCE” for this purpose.

RoCE and its constituents, earnings before interest, capital employed are non-GAAP financial measures, which means they are not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “Return on Capital Employed” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. Reconciliations to the closest GAAP measures net (loss) income to shareholders’ equity ratio, net (loss) income and shareholders’ equity are presented below. We calculate our capital employed as our end period shareholders’ equity less the net cash position on that data. RoCE is calculated as earnings before interest divided by capital employed. RoCE is determined as follows from the consolidated financial statements:

	As of September 30,
	2005	2006	2007

Shareholder’s equity	€2,967	€3,871	€3,517
Less: net cash position	€0	€(575)	€(707)

Capital employed	€2,967	€3,296	€2,810

	For the financial year ended September 30,
	2005	2006	2007

Net income	€18	€74	€(249)
Adjust: interest income (expense), net	€7	€25	€(7)

Earnings (loss) before interest	€25	€99	€(256)

Return on Capital Employed	1%	3%	(9)%
Net income (loss) in percent of shareholder’s equity	1%	2%	(7)%

Capital Requirements

We require capital in our 2008 financial year to:

•	finance our operations;

•	make scheduled debt payments;

•	settle contingencies if and when they occur; and

•	make planned capital expenditures.

We expect to meet these requirements through:

•	cash flow generated from operations;

•	cash on hand and securities we can sell;

•	available credit facilities and

•	capital market and other financing transactions in which we may engage in the future.

As of September 30, 2007, we required funds for our 2008 financial year aggregating €905 million. This consisted of €828 million for commitments and €77 million of short term debt. In addition, known contingencies of less than one year as of September 30, 2007 totaled €126 million. In our 2007 financial year we spent €879 million in capital expenditures. Approximately €237 million capital expenditures have been committed and included in unconditional purchase commitments for the 2008 fiscal year. We had a gross cash position of €1,070 million as of September 30, 2006 and €1,011 million as of September 30, 2007. Our sources of funding, in addition to this cash position, include our cash flows from operations — we generated cash flows from operations of €326 million in our 2006 financial year and €980 million during the financial year ended September 30, 2007. We can also draw, for short-term purposes, on the working capital lines we maintain in several locations in an aggregate amount of €161 million.

We are also exploring whether other kinds of longer term financing transactions may be arranged on favorable terms. One kind of transaction that is common in our industry is a sale and leaseback involving manufacturing equipment. We entered into such an agreement as of September 28, 2007 for a part of the 200mm equipment of our Richmond, Virginia, plant which resulted in net proceeds of €156 million. We are currently discussing further potential transactions of this nature and evaluating whether to engage in other bilateral or syndicated financing arrangements. Whether we do so depends on market conditions and the attractiveness of the terms we are able to achieve.

Commitments and Contingencies

The following table sets forth information on our commitments and known contingencies by due date or expiration.

	Payments due/expirations by period(1)
		Less than					After
As of September 30, 2007(2)(3)	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	(in millions)

Other contractual liabilities reflected on the balance sheet:
Settlement for antitrust related matters(4)	€63	€22	€21	€20	€—	€—	€—

Contractual commitments:
Operating lease payments	€95	€27	€25	€17	€9	€8	€9
Unconditional purchase
commitments(5)	787	737	43	5	2	—	—
Other long-term commitments	€70	€64	€2	€2	€1	€1	—

Total contractual commitments	€952	€828	€70	€24	€12	€9	€9

Other contingencies:
Guarantees(6)	€128	€19	€16	€1	€9	€30	€53
Contingent government grants(7)	€406	€107	€22	€45	€166	€26	€40

Total contingencies	€534	€126	€38	€46	€175	€56	€93

(1)	The above table should be read together with note 31 to our combined and consolidated financial statements.

(2)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included in this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(3)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based in part on future market prices, and are accordingly not quantifiable as of September 30, 2007. Purchases under these agreements aggregated approximately €1.131 million for the 2007 financial year and €1,185 million for the 2006 financial year.

(4)	These amounts are recorded as accrued, other current or other non-current liabilities on our balance sheet and reflect payments to be made under settlement agreements relating to antitrust matters.

(5)	Primarily purchase orders that have been placed with suppliers of fixed assets, raw materials and services. Fixed price orders for products from our foundry partners are also shown here.

(6)	Guarantees are mainly issued by the parent company for the payment of import duties, rentals of buildings, contingent obligations related to government grants received.

(7)	“Contingent government grants” refers to amounts previously received that are related to the construction and financing of certain production facilities, but that are not guaranteed otherwise. These could be repayable if the total project requirements are not met.

Capital Expenditures

	For the financial year ended September 30,
	2005	2006	2007
	(in millions)

Purchases of property, plant and equipment	€926	€686	€879

Our capital expenditures of €879 million for the 2007 financial year consisted primarily of equipment upgrades at our 300mm facility in Dresden, Germany capacity expansion at our 300mm facility in Richmond, Virginia and extension of our wafer test and component capacities in Porto, Portugal. During the 2006 financial year we invested primarily in the capacity expansion at our 300mm facility in Richmond, our 300mm facility in Dresden and our back-end venture in Suzhou, China. In our 2005 financial year, we completed the construction of the 300mm facility in Richmond, ramped up production there and also invested in our back-end venture in Suzhou.

We have reduced our planned capital expenditures for the 2008 financial year to a range between €650 million to €750 million and aim to increase our collaboration with our partners. As of September 30, 2007, approximately €237 million of capital expenditures have been committed and included in unconditional purchase commitments for our 2008 financial year. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. The majority of these expected capital expenditures will be made in our front-end and back-end manufacturing facilities.

In March 2007, we announced plans to expand capacity at our back-end manufacturing facility in Suzhou, China for which we expect capital expenditures of €250 million over the next three years. We also plan to invest up to €150 million over the next five years to build a new DRAM module manufacturing facility in Johor, Malaysia. In April 2007, we also announced plans to construct a new front-end manufacturing facility in Singapore, for which we plan to invest approximately €2 billion over the next five years.

Credit Facilities

We have historically relied (directly or indirectly) on Infineon to provide financing for a portion of our financing and capital requirements. Under our Master Loan Agreement with Infineon Technologies Holding B.V., we had $435 million (€344 million) drawn at September 30, 2006 with initial maturities in July and August 2007. We fully repaid this shareholder loan by April 2007. We have also agreed not to draw further amounts under the agreement.

In addition we have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. We can draw, for short term purposes, on the working capital lines we maintain in several locations in an aggregate amount of €161 million as of September 30, 2007. We already drew €28 million under this short-term facility for working capital purposes in China and fully repaid it on October 10, 2007.

In August 2006 we entered into a multicurrency revolving loan facility in an aggregate principal amount of €250 million which we voluntarily cancelled on September 28, 2007. Before cancellation, we did not have any drawdown at any time from this revolving loan facility. This cancellation was due to certain restrictions on asset dispositions which limited us from pursuing engagements in sale and leaseback transactions involving manufacturing equipment. We entered into such an agreement on September 28, 2007 for a portion of the 200mm equipment in our Richmond, Virginia, USA plant and are considering further potential transactions of this nature.

Subject to conditions in the capital markets, we expect from time to time (but subject to the lock-up agreement we have agreed with the underwriters for the secondary offering of our ADSs on September 20, 2007 by Infineon) to consider engaging in additional financing transactions.

A €124 million non-recourse project financing facility for the expansion of the Porto, Portugal manufacturing facility was fully drawn as of September 30, 2007.

A €24 million note payable to a government entity in connection with our Richmond, Virginia, USA plant had been fully drawn as of September 30, 2007.

We plan to fund our working capital requirements from cash provided by operations, available funds, bank loans, other potential financing transactions, government subsidies and, if needed, the issuance of additional debt or equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted on a timely basis or at all. We can provide no assurance that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Taking into consideration the financial resources available to us, including our internally generated funds and currently available borrowing facilities, we believe that we will be in a position to fund our capital requirements in our 2008 financial year.

Pension Plan Funding

The following table sets forth the status of our pension plan funding for the periods indicated.

	As of September 30,
	2006	2007	Change
	(in millions)

Projected benefit obligations	€(56)	€(54)	€2
Fair value of plan assets	€27	€29	€2

Funded status	€(29)	€(25)	€4

As of September 30, 2006, we recognized the funded status, net of €7 million unrecognized actuarial losses as a liability on our balance sheet. As of September 30, 2007 we adopted SFAS No. 158 and recognized the funded status as a liability on our balance sheet and recorded an actuarial gain and prior service cost of €5 million as part of equity. Since the present value of future benefits we expect to pay over the next five financial years totals €9 million as of September 30, 2007, we do not perceive a need to increase our plan funding in the immediate future.

We have estimated the return on plan assets for the next financial year to be 6.3% for domestic plans and 6.4% for foreign plans. The actual return on plan assets between the last measurement dates amounted to 8.8% for domestic plans and 9.6% for foreign plans, compared to the expected return on plan assets for that period of 5.9% for domestic plans and 6.4% for foreign plans.

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

Our asset allocation targets for pension plan assets are based on our assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, our pension plans are not permitted to invest in our company or Infineon Technologies AG shares. The Qimonda Pension Trust has adopted an asset allocation strategy similar to that of the Infineon Pension Trust, which employs a mix of active and passive investment management programs. In September and October 2006 Infineon Pension Trust transferred €26 million of cash to the Qimonda Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities. In October 2006 the Qimonda Pension Trust invested this cash in a diversified portfolio of investments aimed at maximizing long term returns.

Research and Development

Research and development form a significant part of our operations. Our research and development expenses were €401 million in the 2007 financial year and €433 million in the 2006 financial year. We intend to fund these expenditures in the normal course of business through cash provided by operating activities. For a description of our research and development policies, please see “Our Business — Research and Development”.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including commodity prices, foreign exchange rates and interest rates, of financial instruments. We are exposed to various financial market risks in our ordinary course of business transactions, primarily from changes in commodity prices, foreign exchange rates and interest rates.

We use financial instruments, including derivatives, to manage foreign exchange rate risks and interest rate risks. Since our carve-out from Infineon, we have set up a separate financial risk management function. We enter into diverse financial transactions with several counterparties to limit our risk. Derivative instruments are only used for hedging purposes and not for speculative purposes.

You should read the following discussion of categories of market risk to which we are exposed in conjunction with notes 2, 29 and 30 to our combined and consolidated financial statements.

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

We do not use financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures we describe above.

Foreign Exchange Rate Risk

Although we prepare our combined and consolidated financial statements in euro, most of our sales volumes, as well as slightly over one-half of our costs, (primarily those relating to design, manufacturing, selling, marketing, general and administrative functions, and research and development of products), are denominated in other currencies, primarily U.S. dollars. The portions of our sales and expenses denominated in currencies other than the euro are exposed to exchange rate fluctuations in the values of these currencies relative to the euro. We are therefore subject to both transaction and translation risk. For more information on these risks, please refer to “— Factors that Affect our Results of Operations — Exchange Rate Fluctuations”. Exchange rate fluctuations may have substantial effects on our sales, our costs and our overall results of operations. Although the U.S. dollar was weaker on September 30, 2006 than it had been one year earlier, the average exchange rate of U.S. dollars for euro over the 2006 financial year was stronger than it had been in the 2005 financial year, increasing 3% from U.S. $1.00 = €0.7869 to U.S. $1.00 = €0.8117. During the 2007 financial year, by contrast, the average exchange rate decreased by 8% from U.S. $1.00 = €0.8117 to U.S. $1.00 = €0.7497.

The table below provides information about derivative financial instruments as of September 30, 2006 and as of September 30, 2007, including those foreign currency forward contracts sensitive to changes in foreign currency exchange and interest rates. For foreign currency forward contracts related to certain sale and purchase transactions, the table presents the notional amounts and the weighted average contractual foreign exchange rates.

The euro equivalent notional amounts in millions and fair values of our derivative instruments as of September 30, 2006 and as of September 30, 2007 are as follows:

	As of September 30,		As of September 30,
	2006		2007
	Notional	Fair	Notional	Fair
	amount	value	amount	value
	(in millions)

Forward contracts sold:
U.S. dollar	€168	€(1)	€475	€11
Japanese yen	26	—	2	*
Forward contracts purchased:
U.S. dollar	17	—	72	(1)
Japanese yen	22	—	70	(2)
Singapore dollar	3	—	5	—
Malaysian ringgit	5	—	17	—
Other currencies	—	—	1	—
Other	94	5	108	11

Fair value, net		€4		€19

*)	less then 1 million

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

In the 2007 financial year, our allocated foreign exchange transaction loss amounted to €39 million and was offset by gains from our economic hedge transactions of €25 million, resulting in a net loss of €14 million. This compares to foreign exchange gains of €2 million, offset by hedging losses of €4 million, resulting in a net loss of €2 million in the 2006 financial year. For purposes of the carve-out, foreign exchange gains and losses were allocated based on Infineon’s segments’ proportions of total costs.

Interest Rate Risk

We are exposed to interest rate risk through our fixed term deposits and loans. Due to the high volatility of our core business and to maintain high operational flexibility, we have historically kept a substantial amount of cash and cash equivalents. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives. We had no outstanding interest rate derivatives at September 30, 2007. However, we anticipate making use of such instruments depending on the nature of our debt financing in the future.

Fluctuating interest rates have an impact on parts of our financial instruments such as cash and marketable securities as well as our interest-bearing debt obligations.

Based on our long and short term debt outstanding on September 30, 2007 and the interest rates in effect at that time for those loans, a 1% increase or decrease in our overall interest rate environment would (keeping all other variables constant) have increased or decreased our annualized debt service cost by an estimated €3 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than operating leases in respect of office space, manufacturing land and office equipment including PCs and workstations. As of September 30, 2006, we had contractual commitments for operating lease payments of €107 million. As of September 30, 2007, those contractual commitments decreased to €95 million.

Recent Accounting Pronouncements

Adopted in the year ended September 30, 2007

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 does not change the basic approach to measuring net periodic pension cost. We adopted the Recognition Provision of SFAS No. 158 as of September 30, 2007 as described above in ‘‘— Critical Accounting Policies — Pension Plan Accounting”.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires us to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and to evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are considered material upon adoption based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. We adopted SAB No. 108 as of the year ended September 30, 2007 which did not result in restatement or cumulative effect adjustment.

Issued but principally applicable in future financial years

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the de-recognition measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for us from our financial year beginning October 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are in the process of determining the impact, if any, that the adoption of FIN 48 will have on our consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for us from our financial years beginning after October 1, 2008, and interim periods within those financial years. We are in the process of evaluating the impact that the adoption of SFAS No. 157 will have on our consolidated financial position and results of operations.

SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). We currently measure the funded status of our plans annually on June 30. The Measurement Date Provision is effective for us as of the end of the fiscal year ending September 30, 2009. We do not expect the application of the Measurement Date Provision of SFAS No. 158 annually on September 30 to have a significant impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted provided that the entity also early adopts all of the requirements of SFAS No. 157. We are currently evaluating whether to elect the option provided for in this standard.

Recent Events

The following significant events occurred after September 30, 2007:

On October 2, 2007 we and Sony Corporation announced that we have signed an agreement to found the joint venture Qreatic Design. The scope of the joint venture is the design of high-performance, low power, embedded and customer specific DRAMs for consumer and graphic applications. According to the agreement, the 50:50 joint venture is intended to start with up to 30 specialists from Sony and Qimonda, bringing together their engineering expertise for the mutual benefit of both companies. Qreatic Design, which will be located in Tokyo, Japan, is planned to start operations by the end of the 2007 calendar year, subject to regulatory approvals and other closing conditions, and to substantially expand its capacities by hiring additional designers.

On October 8, 2007, we entered into a rental agreement for new headquarter offices south of Munich, Germany. The agreement involves the construction of a building by a third party lessor, and includes a 15 year non-cancelable lease term, which is expected to start in early 2010. We have an option to extend the lease for two 5 year periods at similar lease terms to the initial non-cancelable lease term. The minimum rental payments aggregate €96 million over the initial lease term. The lease contract provides for rent escalation in line with market-based increases in rent. The agreement will be accounted for as an operating lease with monthly lease payments expensed on a straight-line basis over the lease term.

On October 15, 2007, the court entered an order denying the motion to dismiss in the Unisys and the DRAM Liquidation Trust cases without prejudice. On October 29, 2007, Infineon answered the Unisys complaint, denying liability and asserting a number of affirmative defenses. On November 1, 2007, Infineon answered the DRAM Claims Liquidation Trust complaint, denying liability and asserting a number of affirmative defenses. See “Our Business — Legal Matters” for more information on these matters.

On November 9, our Supervisory Board allocated 200,000 options for grant to our Management Board in the 2008 financial year.

Outlook

Our revenues are a function of the bit volume we ship and the selling price we achieve for our products. While we have an influence over our production growth, through capacity additions and productivity improvements, our sales volume depends on the extent to which our product offerings match market demand. Our selling prices are a function of the supply and demand relationship in the DRAM market. These market forces are beyond our control and accordingly, it is difficult for us to reliably estimate what these future sales prices, and the resulting revenues and the contribution to our earnings will be.

In the first quarter of the 2008 financial year, we expect our bit production to grow by approximately 5%, mainly based on productivity improvements from the ongoing conversion to 80nm and 75nm technologies and including effects from declining 200mm capacities.

For the full 2008 financial year, we expect bit demand for DRAM to be driven by the continued strong growth in graphics, consumer and communication applications, by price elasticity and the move to higher density modules in the PC market. For the 2008 financial year, we estimate an increase in bit production of approximately 50%. We target our share of bit shipments to non-PC applications to be more than 50% for the full financial year.

We are continuously taking steps to reduce our cost-per-bit in manufacturing, such as the introduction of advanced process technologies featuring smaller die-sizes, the ramp-up of more productive 300-mm capacities and other cost savings and productivity improvement measures. By the end of the first quarter of our 2008 financial year we expect more than 50% of our manufacturing capacity to be using 80nm and smaller die sizes, and we are targeting to increase this share to approximately 75% by the end of the second quarter.

We expect to make capital expenditures in the 2008 financial year of between €650 and €750 million. In the years thereafter our aim is to have capital expenditures of approximately 15% to 25% of revenues on average over the DRAM cycle.

Depreciation and amortization is estimated to range between €700 million and €800 million for the 2008 financial year. For the years thereafter depreciation and amortization is expected to be in line with capital expenditures.

Research and development expenses are anticipated to be between €450 million and €490 million for the 2008 financial year. In the years thereafter our aim is to have research and development expenses of approximately 10% of sales on average over the DRAM cycle.

Selling, general and administrative expenses are expected to range between €210 million and €230 million for the 2008 financial year. In the years thereafter our aim is to have selling, general and administrative expenses of approximately 5% of sales on average over the DRAM cycle.

We anticipate that our number of employees will increase moderately in certain areas in the current year due to the expansion of our business and the diversification of our product portfolio.

We no longer have any outstanding debt to Infineon. With the establishment of our own independent capital structure, such as the recent sale and leaseback of 200mm equipment, we expect interest expense to increase in future periods compared to the 2007 financial year.

THE SEMICONDUCTOR MEMORY INDUSTRY

Semiconductor devices, generally referred to as integrated circuits, or ICs, enable a wide variety of everyday electronic products and systems to capture, process, store and transmit data. In addition to their familiar use in computers, semiconductors also increasingly enable or control functions in mobile telephones, digital still cameras, digital audio players, GPS devices, DVD recorders, digital TVs, electronic gaming consoles and other telecom, consumer, automotive and industrial electronic devices.

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

According to Gartner, DRAM sales in calendar year 2006 were $34 billion, representing 56% of the $61 billion semiconductor memory industry, which in turn represented 23% of the $263 billion semiconductor industry. Sales of NAND flash memory reached $14 billion or 22% of the semiconductor memory industry in calendar year 2006.

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

The principal technical features that DRAM suppliers have focused on to meet these requirements are:

Memory density

Density of a DRAM chip is the amount of data it can store and is usually measured in megabits (Mb) or gigabits (Gb). Density of a DRAM module is measured in megabytes (MB) and gigabytes (GB), where each byte contains eight bits. DRAM chips are currently offered in a variety of densities for different end uses, generally ranging from 4Mb to 2Gb per chip, or 128MB to 8GB per module for high-end modules. In recent years, the maximum density of standard DRAM chips has generally doubled every 24 months. Smaller amounts of older generations of DRAM (4Mb, 16Mb, 64Mb and 128Mb densities) continue to be supplied for applications where memory density is less critical, such as printers. The industry has migrated from a 256Mb standard density to a 512Mb standard density. According to Gartner, the percentage of standard chips produced with 512Mb was 14% in calendar year 2004 and increased to 75% in 2006.

The following table shows the percentage of worldwide DRAM bit shipments in the period from 2000 to 2006, according to Gartner.

	Year ended December 31
	2000	2001	2002	2003	2004	2005	2006

4Mb	0.3%	0.1%	0.1%	—	—	—	—
16Mb	5.9%	2.4%	1.5%	0.8%	0.7%	0.4%	0.3%
64Mb	51.4%	16.8%	7.0%	3.8%	2.5%	1.3%	0.9%
128Mb	37.3%	61.8%	35.7%	14.2%	7.7%	4.2%	2.5%
256Mb	5.0%	18.8%	55.5%	78.9%	74.0%	48.0%	17.9%
512Mb	—	—	0.2%	2.2%	14.3%	43.2%	74.9%
1Gb	—	—	—	0.1%	0.9%	2.8%	3.5%
2Gb	—	—	—	—	—	—	0.1%

Data transfer rates and interfaces

Data transfer rate is the rate at which the IC transfers data and is usually measured either in megabytes per second or by the clock frequency, which is measured in megahertz. DRAM interfaces have constantly developed towards increasing the data transfer rate from the DRAM to a device’s CPU, or central processing unit, over the last decade. Data transfer rate is important because it affects overall system performance, causing loss of CPU speed if the data transfer rate is low compared to the computation power of CPU. The rate of data transfer between the DRAM and the CPU is governed by the clock frequency, which operates in a wave-like cycle and has driven increasing clock frequencies for CPUs and demand for faster data transfer from the DRAM. In a synchronous DRAM (SDRAM) interface, data is transferred from the DRAM to the CPU according to the system clock rate. The most common current interfaces are double data rate (DDR) SDRAM and double data rate 2 (DDR2) SDRAM. DDR SDRAM supports data transfer on both edges of each clock cycle. Clock frequencies for DDR reach a maximum of 200MHz, resulting in a data transfer rate of approximately 3.2GB per second for a standard PC module. The industry standard DRAM chip interface has transitioned from DDR to DDR2. The DDR2 interface further improves data transfer rates to a maximum of 6.4GB per second for a standard PC module operating at the highest clock frequencies. In the area of high-end specialty DRAM products, such as graphics DRAM, clock frequencies today reach up to 1GHz, resulting in data transfer rates of 32GB per second on a high end graphic card. According to Gartner, the percentage of chips produced with the DDR2 interface was 7% in calendar year 2004 and increased to 55% in calendar year 2006. The next generation, higher bandwidth interface, double data rate 3 (DDR3), is currently in the early production phase at some manufacturers, including ourselves.

The following table shows the percentage of worldwide DRAM bit shipments by interface generation in the period from 2000 to 2006, according to Gartner.

	Year ended December 31,
	2000	2001	2002	2003	2004	2005	2006

FPM/EDO DRAM	9.9%	3.2%	0.9%	0.4%	0.2%	0.1%	0.0%
SDR SDRAM	87.0%	81.0%	55.5%	22.4%	17.6%	12.3%	9.7%
DDR SDRAM	—	8.6%	37.9%	72.5%	72.6%	58.2%	31.4%
DDR2 SDRAM	—	—	0.0%	1.3%	6.6%	26.3%	55.1%
DDR3 SDRAM	—	—	—	—	—	—	0.1%
RDRAM	2.7%	6.4%	4.2%	1.9%	0.9%	0.4%	0.1%
Other	0.3%	0.8%	1.5%	1.6%	2.1%	2.7%	3.5%

Voltage and power consumption

Another trend that is becoming increasingly important for DRAM products is the continuous reduction of operating voltage and power consumption. Whereas SDR SDRAM products are operated at 3.3 Volt, the voltage has been reduced to 2.5 Volt for DDR SDRAM and to 1.5 Volt for DDR3 SDRAM products, thus constantly reducing the power consumption by mainstream DRAMs. With the increasing number of battery powered mobile applications such as mobile phones, smart handheld devices and digital audio players, the demand for ultra low-power memories has increased significantly. Specifically designed DRAM products, such as “mobile DRAM”, include active power saving features that allow the further reduction of power consumption and thus an increase in battery life for mobile applications. Recently, heat dissipation has become an additional important driver for low-power demand for DRAM products. The heat produced by high density DRAM content in server farms and the related expenditures for electricity has reached a level that has driven server manufacturers to focus on low power DRAM products in the market. Heat dissipation is also an important topic for non-portable consumer applications such as digital TVs that use slim cases and must avoid noisy cooling systems such as fans for aesthetic reasons.

DRAM Technologies

DRAM architecture

A DRAM storage cell consists of a capacitor and a transistor, and a key element in the physical layout of DRAM chips produced today is the arrangement of capacitors and transistors on the chip. In early DRAM chips, capacitors and transistors were arranged in a plane across the surface of the chip. As DRAM feature sizes have become smaller, the planar space for the capacitor has become too small to hold a sufficient amount of charges and the capacitor had to move in the third dimension. Two different technological approaches have evolved to address this issue, one in which the capacitor is laid into holes etched into the surface of the silicon, commonly referred to as the “trench” process, and another in which the capacitor is laid on top of the silicon, commonly referred to as the “stack” process. In the market today, each of several manufacturers using stack technology has developed a unique stack architecture, while all manufacturers using trench architecture use technology first developed by Infineon, Toshiba and IBM during the 1990s. We later advanced the trench technology and have been developing it further in cooperation with Nanya. Both stack and trench cell technology have to date been accepted in the market. According to Gartner, based on bit shipments, in 2006, trench-based DRAMs accounted for approximately 24% of the worldwide DRAM market, while the various stack technologies accounted for the remainder.

Feature size

DRAM technology development has generally followed “Moore’s Law”, which estimates that the number of transistors per square inch of silicon doubles every two years. Manufacturers have achieved this progress in chip productivity by “shrinking” the circuitry on chips — that is, by reducing the minimum distance between circuits, known as the feature size. Smaller feature sizes require increasingly sophisticated manufacturing process technology, including advanced masks and photolithography techniques for printing the circuitry on the chip. The distance between circuits on a standard DRAM chip is measured in nanometers (nm) where one nm equals one-billionth of a meter. The minimum feature size has declined from 250nm in 1998 to 75nm today. The future shrinkage of feature sizes is estimated by the International Technology Roadmap for Semiconductors, or ITRS, which provides details and naming conventions for upcoming feature sizes called “technology nodes”. The current and next technology nodes outlined by the ITRS also generally referred to as the “shrinkage roadmap”, are 90nm, 80nm, 70nm, 65nm, 57nm and 50nm. However, the actual feature sizes of the technology nodes that individual industry participants implement may differ from the node naming convention because each participant adjusts its technology to meet its manufacturing and capital requirements. Industry participants are currently introducing and ramping process technology for 75/70nm and are in the advanced stages of developing process technology for 65/60nm feature sizes. They anticipate the development down to approximately 50nm in the coming years. We believe that industry participants are currently working on concepts for smaller process technologies and alternative platforms. The transition from one generation to the next, for example from 170nm to 140nm technology, has typically occurred every 12 to 18 months. Due to increasing space restrictions necessitated by feature sizes of 70nm and below, transistors are starting to move into the third dimension in future feature size generations of both trench and stack architectures. It is not yet clear if either approach will produce greater space or cost efficiencies as chips become still smaller and memory densities continue to increase.

The Semiconductor Manufacturing Process

Semiconductor manufacturing is a very capital intensive process, with substantial fixed costs for fabrication facilities, known as “fabs”, and for manufacturing equipment. Moreover, given the rapid technology transitions in the industry, manufacturers must depreciate this equipment over short periods of time, increasing the ratio of fixed costs to variable costs per chip produced. The manufacturing process, which is substantially the same for both DRAM and flash memory products, is generally divided into two steps, referred to as the front-end process and the back-end process.

The front-end process

In the front-end process, electronic circuits are produced on a silicon wafer. This process involves several hundred process steps and takes place over a period of approximately two months in a clean room environment in which humidity, temperature and particle contamination are precisely controlled. Because of the very small geometries involved in wafer processing, highly complex and specialized equipment, materials and techniques are used. The main process steps to build the circuit structures include oxidation or deposition steps, photolithography, etching and ion implantation. At the end of the front-end process the chips are tested on the wafer for functionality.

Wafer processing is conducted in specialized fabrication facilities, or fabs. A fab’s capacity is generally stated in terms of the number of wafers on which processing can begin in a given period, or “wafer starts per” week or month. The standard diameter of silicon wafers used to produce semiconductors increased from 50mm in 1970, to 100mm by 1980, 150mm by 1990 and 200mm by 1995, and has increased to 300mm since 2000, although the industry transition to 300mm wafers is still underway. To transition a fabrication facility to larger wafer sizes requires the acquisition of adequate equipment and a lengthy testing and ramp-up period to achieve satisfactory manufacturing yields. The transition to still larger 450mm wafers, if and when it occurs, will likely require a similarly long transition and substantial investments.

While larger silicon wafers cost more than smaller ones and the equipment used to manufacture chips on larger wafers costs more than equipment used for smaller wafers, these additional costs are more than offset by the productivity gains provided by the larger wafer. These productivity gains are primarily driven by the increase in the number of chips produced from each wafer. For example, the surface area of 300mm wafers is approximately 2.25 times greater than that of 200mm wafers, which yields approximately 140% more chips per wafer. Because the cost of labor and certain other fixed costs are largely independent of the size of the wafers used, the use of larger wafers results in reduction of the costs per chip.

Increasing complexity and capital intensiveness of front-end processing has facilitated emergence of front-end foundries, who partner with semiconductor designers or manufacturers to perform front-end processing services.

The back-end process

In the back-end process, also called the packaging, assembly and test phase, processed wafers are diced into individual chips, which, after having interconnecting pins added, are encapsulated into a packaged component using a compound material. Packaged components are tested extensively to ensure quality and technical specifications are maintained. After final testing, components are often soldered onto printed circuit boards to create modules, which themselves undergo application testing. Increasing requirements for higher component performance and smaller size have led to development of back-end processing technologies and innovative package types that optimize speed and reliability of device interconnects while reducing the extra size added by a chip’s packaging. Because back-end processing can take place in a different location than the front-end processing, several back-end foundries have emerged to specialize on back-end processing and offer outsourced services to semiconductor manufacturers who desire to specialize in front-end processing alone or augment their in-house back-end capacity.

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

Standard DRAMs for PC and Workstation Applications

PCs, workstations and other computing applications were the first users of DRAM and have historically represented the majority of DRAM sales. DRAM components and modules for use in desktop and notebook PCs and workstations accounted for approximately 54% of global DRAM bit shipments in 2006, according to Gartner’s report for the third quarter of the 2007 calendar year. These components and modules can be best described as “standard DRAMs”, because they are standardized across suppliers with respect to performance and package specifications and trade like a commodity in a relatively liquid market. They combine high-density and high-speed data storage and retrieval with the lowest cost per-megabit of any volatile memory product.

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

DRAMs for Infrastructure Applications

The high performance equipment that forms the backbone of the Internet, such as servers and other networking and storage equipment, also use DRAMs. DRAMs for these applications accounted for approximately 18% of global DRAM bit shipments in 2006, according to Gartner’s report for the third quarter of the 2007 calendar year. Due to the large data volume that is handled by these applications, these customers usually demand DRAM products with higher memory capacities. DRAM modules for infrastructure applications differ from the modules used in PCs by providing extra high densities and error correction features to provide highest reliability. We believe that, because these high-performance products often perform critical tasks, their producers select DRAM suppliers whose DRAMs display advanced features and reliability and whose manufacturing processes have proven to be of high quality. In addition there is also demand for customized products by some customers, who typically provide their product specifications to DRAM suppliers, who in turn design and produce the requested product. The customer will “validate” the DRAM supplied, testing it rigorously over a process that may last several months. DRAM products for infrastructure applications such as Registered DIMMs generally command a higher per-unit price than standard DRAM products. Typical customers who purchase DRAM products for infrastructure applications are server producers such as Sun Microsystems and network and storage equipment vendors such as Cisco Systems and EMC.

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

DRAMs for Other Applications including Graphics, Mobile and Consumer Applications

With the growth of the mobile communication industry and the digitalization of consumer products during the last decade, the range of applications using DRAM products has significantly broadened. Graphics applications such as game consoles and graphics cards are requiring and driving demand for high-performance graphics DRAMs that support the increasingly advanced graphics in computer games. The increasing number of communication and consumer mobile devices, including mobile phones and digital still cameras and audio players, has driven growth in demand for low-power DRAM products that allow for longer battery lifetimes. As a result, a variety of specialty DRAM components have been developed to address the specific needs of these applications. In addition there are a growing number of other consumer applications such as digital TVs, DVD players and recorders and set-top boxes that require a whole range of standard or even customized DRAM products. Products for graphics, mobile and consumer applications accounted for about 19% of DRAM bit shipments in 2006, according to Gartner’s report for the third quarter of the 2007 calendar year.

Successful DRAM suppliers maintain close relationships with mobile phone, game console and consumer electronic device producers, to understand the customer’s requirements early in their product development stage. Many of these customers expect their DRAM suppliers to be able to proactively provide advanced products so that customers can integrate them into their product design. As a result, compared to standard DRAMs with the same density, these DRAMs tend to be relatively higher in price. Typical customers of these types of DRAMs include mobile handset manufacturers such as Motorola, Nokia and Sony Ericsson, graphic card manufacturers such as AMD and nVidia, game console manufacturers such as Microsoft, Sony and Nintendo and major consumer electronics manufacturers.

Unlike standard DRAMs, DRAM products for graphics, mobile and consumer applications tend to be customer- and application-specific, and, therefore, prices for these DRAM products tend to be more stable, with prices fixed by comparatively long-term contracts.

Drivers of DRAM Demand and Recent Trends

According to Gartner’s report for the third quarter of the 2007 calendar year, between calendar years 1998 and 2006, bit shipments grew at a CAGR of 55% over the period. Historically, growth of DRAM bit shipments was driven by DRAM’s primary application, computing, and depended on growth in units shipped and DRAM content per unit. Rapid adoption of PCs by business and home users, combined with operating system upgrades that demanded more DRAM per unit, drove strong growth in bit demand. However, as more DRAM components began to be used in a broader range of applications, DRAMs for infrastructure and graphics, mobile and consumer applications began to represent a larger share of total DRAM bit shipments. In calendar year 2006, PCs, workstations and memory modules and upgrades represented only 54% of total DRAM consumption as compared to 66% in 2001.

Current estimates by Gartner predict continued strong growth in DRAM bit shipments at a CAGR of 52% between calendar years 2006 and 2011, according to Gartner’s report for the third quarter of the 2007 calendar year. Overall semiconductor memory sales were $61 billion in 2006, and DRAM sales were $34 billion in that year. Market research firms expect DRAM sales to remain volatile, as increases in bit shipments are offset to varying levels of declines in the average selling prices for DRAM products. Key drivers of the growth in DRAM bit demand include the following:

•	Emergence of mobile phones as a significant consumer of DRAM. While mobile phones consumed nearly no DRAM six years ago, in calendar year 2006, this application represented 3% of DRAM consumption and is expected to reach 6% in calendar year 2011, according to Gartner. The 11% CAGR of units shipped between calendar years 2006 and 2011, combined with 55% CAGR in megabytes per unit, is expected to lead to 71% CAGR of total DRAM consumption by mobile phones. Rapid growth in DRAM content in phones is driven by emergence of multimedia phones and adoption of sophisticated digital audio and video functions into handsets.

•	New or increased DRAM consumption by graphics applications and digital consumer devices. Evolution of consumer electronics has created several device categories that offer sophisticated functionality and require substantial amount of DRAM to operate. These devices, including digital TVs and digital audio players, are often characterized by strong unit growth and represent a significant incremental opportunity for DRAM suppliers. In addition, technological advances in established consumer devices have led newer models to require more advanced DRAM and consume more DRAM per unit. Such devices include game consoles, where the latest products include 512 or 256 MB of highly specialized GDDR3 DRAM. All three major game console developers introduced new consoles using these technologies within the last twelve months. Newer DVD technologies, including advanced optical drives that demand more discrete DRAM chips per DVD player or recorder are also expected to contribute to this growth. These and other trends are expected to drive 36% CAGR of DRAM consumption in consumer devices between calendar years 2006 and 2011, according to Gartner.

•	Continuing strong growth in DRAMs for infrastructure. DRAM consumption in servers is expected to grow at a 49% CAGR between 2006 and 2011 and for Infrastructure at 53%, according to Gartner, driven by an estimated increase of DRAM content per unit at a CAGR of over 39% and continued unit growth of entry-level servers. Evolution of processor architectures, combined with increasing complexity of systems, places significant demands on DRAM components used in these systems, including power efficiency, speed and density. However, demand for such DRAMs tends to be contract-based and therefore relatively steady, resulting in more stable and favorable pricing than the overall DRAM market.

•	Multiple drivers of growth in DRAMs for PC and workstations. PCs, workstations and memory modules and upgrades are expected to increase DRAM consumption at a 55% CAGR between 2006 and 2011, according to Gartner. One of the drivers of this growth involves increasing adoption of dual-core and 64-bit processors, which are expected to be incorporated in almost half of total PC shipments by the end of 2007, according to IDC. In addition, Microsoft’s first mainstream 64-bit operating system, Windows Vista, which was launched in January 2007, is expected to stimulate DRAM demand by facilitating higher DRAM per unit and by triggering PC upgrades by consumers, followed by companies. Gartner expects mobile PCs to play an important role in DRAM demand as their strong unit growth is expected to continue at 21% CAGR in the period between calendar years 2006 and 2011, driven by improved power efficiency, wireless and multimedia functionality and other trends, including substitution of desktop PCs. Given the space and power constraints present in mobile devices, this is expected to lead to increase in demand for advanced DRAM components that address the above constraints. Significant DRAM market potential also exists in desktop PC penetration in emerging markets such as China and India.

Drivers of DRAM Supply and Recent Trends

Given the standardized nature of a significant share of DRAM bit shipments, supply plays a crucial role in determining DRAM selling prices, which, in turn, drive industry revenues and the financial performance of suppliers. Historically, DRAM supply has grown at high rates to meet the increasing bit demand, although time lags associated with increasing supply, coupled with unexpected changes in demand have resulted in periods of excess DRAM supply or demand. These mismatches of supply and demand have caused severe price fluctuations that, in turn have led to revenue fluctuations, such as the 51% increase in DRAM revenues from calendar years 1998 to 1999, the 63% decline from calendar years 2000 to 2001 and the 50% increase from calendar years 2003 to 2004, according to Gartner. Further, DRAM supply is relatively inelastic. In periods of declining selling prices, suppliers nonetheless continue production at full capacity as long as prices exceed their variable costs of production, whereas in periods of increasing selling prices, suppliers usually need a long time, up to two years, to bring new capacities on-stream.

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

•	Wafer size, process technology and other manufacturing improvements. Successive generations of semiconductor manufacturing technology enable higher output and productivity, resulting in growth of supply without investments in incremental capacity. For example, the transition from 200mm to 300mm wafer-based manufacturing yields higher output given the larger size of wafers being processed. The production capacity on 300mm wafers has increased almost eight fold since the beginning of calendar year 2004. According to iSuppli, the worldwide percentage of DRAM bits output on 300mm wafers was 19% in the first quarter of calendar year 2004. By the end of the fourth quarter of calendar year 2005, the percentage of bit output produced on 300mm wafers was 49%, according to iSuppli, which further reported that this percentage had increased to 66% in the fourth quarter of the 2006 calendar year. In addition, transition to smaller process technology, for example from 110nm to 90nm and then to 75nm nodes, reduces the die size and increases the density per unit of die surface. As a result, more chips are produced from the same wafer and higher bit shipments are achieved without adding incremental capacity. When these major transitions occur in DRAM manufacturing, lithography methods or materials used, initial manufacturing yields tend to be low, resulting in output below full potential. Over time, as DRAM suppliers solve the manufacturing problems and increase their yield, a higher proportion of usable components are produced per wafer and bit supply increases.

We have observed the following trends in DRAM supply in recent periods:

•	Consolidation among DRAM suppliers. Market dynamics have driven significant consolidation in the DRAM industry, as a number of major manufacturers have withdrawn from the industry. NEC and Hitachi combined their DRAM operations into Elpida Corporation in December 1999, later consolidating some of Mitsubishi’s DRAM development activities. Texas Instruments sold its DRAM operations to Micron Corporation in calendar year 1998 and Toshiba sold its U.S. DRAM fab to Micron in calendar year 2002. In January 2006, Micron combined its flash activities with Intel. Hyundai merged its DRAM operations with those of LG in calendar year 1999 (later renaming its DRAM operations as Hynix). According to Gartner, market share (measured by revenues in U.S. dollars) commanded by the four largest vendors has increased during the last decade from 46% in calendar year 1995 to 72% in calendar year 2006.

•	Increasing cost of technology development and manufacturing facilities. The level of complexity increases with each successive generation of semiconductor manufacturing technology, as the leading edge processes are nearing limits caused by the physical properties of materials employed in the process. To solve such problems and to successfully introduce technologically advanced manufacturing capacity, DRAM suppliers need to consistently make significant investments in research and development and in expensive manufacturing equipment.

•	Increasing use of foundries, joint ventures and licensing agreements. In recent years, the high costs of constructing fabs have led to the expansion of the use of semiconductor foundries, which are contract manufacturers that produce chips to the specifications of others. Historically, foundries have produced chips for what are known as “fabless semiconductor companies”, which are firms that design chips but that do not have their own manufacturing facilities. Increasingly, however, even large semiconductor companies that do have their own facilities are supplementing their capacity by making use of foundries. Using foundries involves less capital investment and may provide greater flexibility to increase or decrease output in a volatile market.

Among companies seeking to share the risks and costs of manufacturing investments, these factors have likewise increased the attractiveness of joint venture and partnership arrangements, as well as of licensing and cross-licensing arrangements. For companies with substantial intellectual property portfolios, including manufacturing know-how, licensing arrangements present an opportunity to supplement income from manufacturing semiconductors. Because technological know-how is very concentrated in the semiconductor memory industry, many manufacturers would be unable to produce memory chips were it not for their access to the relevant technology through licensing. For example, we estimate that four of the nine largest DRAM suppliers today license most of their technology from the other top-nine suppliers.

•	Expansion of DRAM suppliers into flash memory products. Driven by the historical and projected strong growth in the NAND flash market, and taking advantage of similarities between DRAM and NAND flash manufacturing, some DRAM suppliers have entered or expanded their presence in particular in the NAND flash market by adding new NAND flash manufacturing capacity or converting existing DRAM capacity to the manufacture of NAND flash memory. DRAM manufacturing capacity can generally be transferred to NAND flash and back without major cost or investment and in relatively short time. We believe that this gives suppliers flexibility to allocate capacity away from a product in periods of excess supply. As suppliers convert capacity from DRAM to NAND flash, the impact may be beneficial to DRAM producers because the resulting reduced rate of growth in the supply of DRAM could operate to moderate price declines for DRAM products that would likely have occurred had the new capacity been dedicated to DRAM production. After capacity conversions from DRAM to NAND flash memory products in the calendar year 2006, the industry has recently seen capacity conversions back to DRAM in reaction to the severe price erosion for NAND flash products. We believe that capacity conversions will continue to take place in both directions whenever substantial differences arise in margins between those product types.

We believe that the above trends are having an effect on the fundamentals of the DRAM industry and may be facilitating a reduction in the severity of supply and demand imbalances, and of price fluctuations, in the future.

OUR BUSINESS

Overview

We are one of the world’s leading suppliers of semiconductor memory products. We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. We began operations within the Semiconductor Group of Siemens AG, whose roots in semiconductor R&D and manufacturing date back to 1952, and operated as the Memory Products segment of Infineon Technologies AG since its carve-out from Siemens AG in 1999. In each of the past five calendar years, we captured between 12% and 16% of the worldwide DRAM market based on revenues, according to industry research firm Gartner. Although our market share fluctuates, and we may gain or lose market share quarter-to-quarter (for example, we lost market share in the fourth quarter of the 2006 calendar year and in the first quarter of the 2007 calendar year) or year-to-year, in each of those five years, we remained among the four largest DRAM suppliers worldwide based on revenues. For the full calendar year 2006, we were the world’s third largest supplier of DRAM, with market share of approximately 16% both in revenues and bit shipments, according to Gartner. For the first nine months of the 2007 calendar year, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments with market shares of approximately 13%, according to iSuppli’s preliminary report in November 2007.

Our revenues are derived from:

•	Technologically advanced DRAM products used in infrastructure, graphics, mobile and consumer applications. Our infrastructure DRAMs address the high reliability requirements of servers, networking and storage equipment. Our graphics, mobile and consumer DRAMs principally include “specialty DRAMs” that are designed for high performance or incorporate logic circuitry to enable low power consumption. Our graphics DRAMs deliver advanced performance to graphics cards and game consoles, and our mobile and consumer DRAMs provide low power consumption benefits to mobile phones, digital audio players, GPS devices, televisions, set-top boxes, DVD recorders and other consumer electronic devices. Sales of infrastructure, graphics, mobile and consumer DRAM products accounted for approximately 38% of our net sales in our 2005 financial year, for approximately 50% of our net sales in our 2006 financial year and for approximately 60% of our net sales for our 2007 financial year;

•	Standard DRAM products used in personal computers, or PCs and workstations. Sales of these standard DRAM products accounted for approximately 51% of our net sales in our 2005 financial year, approximately 47% of our net sales in our 2006 financial year and approximately 39% of our net sales in our 2007 financial year; and

•	Other products, including embedded DRAM, technology licensing and NAND-compatible flash memory products. We ramped down flash memory products during the 2007 financial year. Sales of these products and revenues from technology licensing and royalties accounted for approximately 11% of our net sales in our 2005 financial year, for approximately 3% of our net sales in our 2006 financial year and for approximately 1% of our net sales in our 2007 financial year.

The memory products business of Infineon, substantially all of which Infineon has contributed to us, had a long-standing reputation as a supplier of high-quality DRAMs. We intend to continue to build on this reputation to broaden our product portfolio and, in turn, our customer base, by focusing on DRAM products for infrastructure and for graphics, mobile and consumer applications. In our experience, demand for DRAM products used in these applications is generally more stable than the demand for standard DRAM products due to their customized nature and advanced features, making them subject to relatively less price volatility. We believe that increasing the share of our revenues from these products will improve our average selling price and make our operating results more stable.

Our customers include the world’s largest suppliers of computers and electronic devices. Our current principal customers include major computing original equipment manufacturers, or OEMs in the PC and Server markets, including HP, Dell, IBM, Sun Microsystems and Sony. To expand our customer coverage and breadth, we also sell a wide range of products to memory module manufacturers that have diversified customer bases such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of our product portfolio, especially into graphics applications, we have added customers with a strong focus on enabling these applications, such as nVidia, AMD and customers who are active in the game console market, such as Microsoft, Sony and Nintendo. In addition, we have added customers in the area of consumer and mobile applications, such as LG, Spansion and SanDisk. We believe that having a close relationship with these customers can benefit us in the development of future memory generations by making it easier to develop memory solutions for future end applications and improve our product designs.

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

Our Strengths

We believe that we are well positioned to benefit from the projected growth in the semiconductor memory industry and to remain at its technological forefront. We consider our key strengths to include the following:

•	We are a leading supplier of DRAM products. We have grown our operations significantly over the last decade and, as the suppliers in our industry have continued to consolidate, we have increased our market share from 3% to 16% (based on revenues) between calendar years 1995 and 2006, according to Gartner. Although our market share fluctuates from quarter-to-quarter and year-to-year, by the end of calendar year 2006, we were among the four largest DRAM suppliers, which together accounted for 72% of the global DRAM market that year. For the calendar year 2006, we were the world’s third largest supplier of DRAM with market share of approximately 16% both in revenues and bit shipments, according to Gartner. For the first nine months of calendar year 2007, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments, with market shares of approximately 13%, according to iSuppli’s preliminary report in November 2007. We believe that our size and scale will enable us to continue to improve our position as a prominent developer of leading semiconductor memory technologies, as a manufacturer with facilities among the most modern in our industry and as a supplier of an increasingly broad portfolio of competitive products to customers worldwide.

•	We possess one of the broadest product portfolios in the DRAM industry. We have in recent years significantly broadened our product portfolio of DRAM products for infrastructure, graphics, consumer and mobile applications, which we believe offer on average higher and less volatile prices than those for standard PC applications. In our 2007 financial year, our product portfolio included over 100 distinct products in these application areas that each accounted for revenues in excess of €1 million, as compared with about 70 such products in our 2005 financial year. Within these application areas, we have focused on products that we design to meet the particular specifications customers identify for individual applications (which we refer to as “design ins”). We believe that this focus on individual applications and customers can help us mitigate the effects of price declines. In addition, our broadened product portfolio has enabled us to strengthen our customer base, both by adding new customers and expanding existing customer relationships to encompass more products.

•	We demonstrate strong application and product design know-how. We believe that strong application and product design know-how is necessary to achieve design wins in applications outside the PC area, and that this know-how is not widely available in the market. We have strengthened our product design know-how in recent years through experienced design teams, and have continued to view the further strengthening of our capabilities in these areas as a priority. We believe that our application and design know-how has been instrumental in being selected as a lead supplier in many of the more technologically advanced applications in the graphics, consumer and mobile areas in recent years. For example, the number of our customers who are among the leading suppliers in the area of consumer and mobile applications increased from 5 in the 2005 financial year to 19 in the 2007 financial year.

•	We are a leading developer of semiconductor process technologies and an active innovator. We have successfully developed and implemented several generations of process technologies. We believe that our accumulated experience, including that which we have acquired through our strategic alliances, is enabling us to introduce new memory technology platforms with smaller feature sizes on a schedule and at costs that enable us to remain among the leaders in standardized DRAMs while focusing on the more specialized products and designins described above. For example, we achieved the qualification of our 75nm node in approximately 30% less time than we did when shrinking from the 110nm to the 90nm node and have fully converted the production of standard DRAM products in our lead manufacturing facility in Dresden to the latest 80nm and 75nm technologies. We are also maintaining, as a focus of our continuing research and development efforts, the development of process technologies and architectures that possess physical characteristics that can be utilized to yield advantages for customer specific applications in terms of performance and power consumption. We believe these characteristics are important in DRAM products for use in applications such as infrastructure, graphics, mobile and consumer devices and have enabled us to achieve important design wins for products for use in applications ranging from game consoles and MP3 players to advanced servers. In this context, we are currently preparing for the qualification of our trench technology at the 58nm technology node by the end of our 2008 financial year. At the same time we are working on designs beyond this technology node with an open platform approach and a range of architectures and technologies under review.

•	We are among the leaders in the transition to manufacturing on 300mm wafers. We were among the first DRAM suppliers to transition a substantial portion of our manufacturing to 300mm technology and began volume production on this basis in 2001. Today, we own and operate two 300mm facilities and have access through our Inotera Memories, Inc. joint venture to one of the largest 300mm facilities in the world, according to Gartner. In the second quarter of the calendar year 2007, about 81% of the DRAM bits we produced were manufactured using 300mm wafers. This compares favorably to the industry average of 75%, as reported by iSuppli for the same quarter. We believe this places us ahead of our major competitors, many of which still manufacture to a larger extent on 200mm technology. We believe the primary benefit of this early transition to 300mm has been and will continue to be a reduction in our costs per bit, as our fixed costs of production can be spread over a higher number of chips per wafer. Because implementation of 300mm technology is complex and requires time and substantial capital investments, we expect our 300mm leadership to give us an advantage relative to competitors who have not yet transitioned as great a proportion of their capacity to 300mm as we have.

•	Our business model leverages strong strategic alliances. We have entered into strategic alliances that leverage our research and development capabilities and augment our front- and back-end manufacturing capacity in a capital-efficient manner. We believe that we use strategic alliances to a greater extent than our competitors and that the continued success of our “fab cluster” concept is a key element of our business model. We believe that our strategic alliances, including our Inotera and Qimonda Suzhou joint ventures, as well as our foundry partnerships with SMIC and Winbond, enable us to benefit from significant economies of scale at a reduced level of capital expenditures, even as we seek, through productivity improvements and new capacity such as the manufacturing facility we plan to construct in Singapore, to maintain at least half of our production capacity in house. We also believe that these arrangements increase our operating flexibility by reducing our fixed costs, which, in turn, can help us reduce volatility in our operating margins throughout our industry’s business cycle.

Our Strategy

In formulating our strategy, we aim to leverage our key strengths to address our target markets and emerging opportunities that we have identified. The key elements of our strategy include the following:

•	Improve our average selling price by maintaining our focus on technologically advanced, customer and application specific DRAM products for infrastructure, graphics, mobile and consumer applications. We believe significant growth opportunities exist for application-specific DRAMs used in servers, graphics cards, game consoles, mobile phones, digital audio players, GPS devices, televisions, set-top boxes, DVD recorders and other consumer electronic devices. Our customers and the other original equipment manufacturers we target in these areas increasingly require DRAM products with higher performance, lower power consumption and smaller form factors, all at an attractive price. We intend to focus on memory products for applications in these areas as we seek to develop, frequently together with research and development partners, new solutions to the physical and economic challenges posed by the ever-increasing technical and financial demands of these customer requirements. We plan to meet and drive this demand by continuing to exploit our strengths in technology innovation, not only in the form of our trench technology but also in the form of new architectures and platforms that may result from these research and development activities. We have enhanced our product development capabilities and have recruited a significant number of product development engineers, many of whom work directly with customers on application- and customer-specific product designs. This has already enabled us to substantially expand our product offerings and market share in these areas. Because in our experience these application-specific products generally command higher and more stable prices, we believe that these efforts will result in a higher blended average selling price for our DRAMs as compared with the industry as a whole and reduced volatility of our operating results.

•	Leverage our technology leadership and increase our presence in low cost regions to continue to reduce unit costs. We believe that our leadership in the transition to 300mm manufacturing technology will enable us to realize the potential benefits of reduced unit costs offered by this transition earlier than our major competitors. We intend to remain ahead of our major competitors in this process and plan to substantially complete our transition to manufacturing on 300mm wafers within the next few years. We are also seeking to successfully ramp up manufacturing yield on the 80nm and the 75nm technology nodes and to introduce a 58nm technology by the end of our 2008 financial year, which we believe will enable us to derive unit cost improvements. We further intend to successfully develop and implement future process technology nodes by leveraging our accumulated expertise, R&D capabilities and strategic alliances. In addition, we are actively increasing the proportion of our manufacturing located in low cost Asian regions. We expect our focus on Asia to remain a key part of our strategy as we seek further opportunities to reduce our fixed and variable production costs.

•	Improve profitability and return on capital throughout our industry’s business cycle. We believe that we will achieve significantly improved profitability throughout our industry’s business cycle through the average selling price improvement and unit cost reduction strategies outlined above. We also believe that we will reduce the volatility of our operating results by increasing the flexibility of our operations through our foundry partnerships and by maintaining or expanding the share of our revenues that are from advanced infrastructure, graphics, mobile and consumer DRAM products. While we intend to maintain at least half of our production capacity in-house, through productivity improvements and new capacity such as the manufacturing facility we plan to construct in Singapore, we plan to continue to focus on our strategic alliances and our fab cluster-based business model to optimize capital efficiency of our operations. We believe this capital efficiency, combined with our targeted profitability, will enable us to significantly improve our return on capital employed.

Our History

We began operations as a part of Siemens’s Semiconductor Group, whose roots in semiconductor R&D and manufacturing date back to 1952, four years after the invention of the transistor. In 1999, Siemens contributed substantially all of its Semiconductor Group, including both logic and memory semiconductor activities, to its subsidiary, Infineon Technologies AG. Following the formation of Infineon, we continued operations as the Memory Products segment of Infineon. Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its Memory Products segment to our company effective May 1, 2006. This excluded the Memory Products operations in Korea and Japan, which were placed in trust for us by Infineon pending their contribution and transfer. The operations in Korea and Japan have since been transferred to us. While Infineon’s investment in the Advanced Mask Technology Center (AMTC) and the Maskhouse Building Administration Company (BAC) in Dresden has been contributed to us, the legal transfers of these investments are not yet effective, since Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and

BAC interest. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld. Infineon and we are currently finalizing negotiations with AMD and Toppan concerning an agreement that provides the consent to the assignment to us and addresses Infineon’s intention to reduce its stake in us below 50%. The AMTC and BAC interest is held by Infineon for our economic benefit pursuant to the contribution agreement. For as long as Infineon holds our interests in AMTC and BAC, we must exercise our shareholder rights with respect to these investments through Infineon, which is a more cumbersome and less efficient method of exercising these rights than if we held the interests directly. We do not expect these administrative complexities to have a material adverse effect on our business, financial condition and results of operations.

Benefits of our Carve-out

We believe that operating as an independent company allows us to realize the following benefits:

•	Increased market responsiveness through an exclusive focus on the memory products business: DRAMs are subject to different market dynamics compared to Infineon’s other products. By operating as a separate business we are able to react more effectively to the dynamics of the memory market through simplified decision-making processes independent from the requirements of Infineon’s remaining businesses. We believe that this independence permits us to focus exclusively and quickly on our customers, and anticipate their specific needs.

•	Direct access to a distinct investor base: We believe that as a stand-alone U.S.-listed semiconductor memory company, with distinct opportunities and risk characteristics, we appeal more readily to those investors interested in a focused semiconductor memory company. Furthermore, as a stand-alone company, we enjoy direct access to the capital markets.

•	Incentives for our employees directly tied to our own performance: We believe that our share price reflects our performance more accurately than Infineon’s share price did and therefore can be used as a more effective compensation tool for our employees. Our shareholders have authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives in our group, through September 30, 2009, a total of 6,000,000 non-transferable option rights to receive our ordinary shares in the form of ADSs. As of September 30, 2007, a total of 1,883,400 options were outstanding. We have not granted any options since that date.

•	Increased flexibility to pursue strategic cooperations: We believe that by becoming an independent business, we have substantially increased our flexibility to engage in strategic cooperations such as alliances or joint ventures of particular benefit to the semiconductor memory business. In addition, we are in a position to issue our own securities, which may enable us to participate more readily in the further consolidation of the memory business should opportunities, which are attractive from a strategic, operating and financial perspective, arise.

Products and Applications

We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products with various packaging and configuration options, architectures and performance characteristics on a chip, component and module level. We currently offer technologically more advanced DRAM products for infrastructure, graphics, mobile and consumer applications, as well as standard DRAM products for PCs, notebooks and workstations. We also offered a small number of non-volatile NAND-compatible flash memory products, but discontinued production of these products in our 2007 financial year.

The following table sets forth our revenues provided by category of activity for the periods indicated:

	For the financial year ended September 30,
	2005		2006		2007
	(in	(in percent	(in	(in percent	(in	(in percent
	millions)	of total)	millions)	of total)	millions)	of total)

DRAMs:
Standard DRAMs for PCs, Notebooks and workstations	€1,435	51%	€1,784	47%	€1,407	39%
DRAMs for infrastructure, graphics, mobile and consumer applications	1,089	38%	1,928	50%	2,160	60%

Total DRAMs	2,524	89%	3,712	97%	3,567	99%
Other products and services(1)	301	11%	103	3%	41	1%

Total	€2,825	100%	€3,815	100%	€3,608	100%

(1)	Primarily includes embedded DRAM products, flash memory products and technology licensing revenues. Technology licensing revenues consists of revenues from licensing our technology to third parties in connection with manufacturing agreements that provide us with access to manufacturing capacity. See “— Strategic Alliances and Agreements.”

Brands

Most of our products are sold under our Qimonda brand, and we are working to establish a brand identity for ourselves using the Qimonda name. See “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may not be successful in establishing a brand identity.” We have applied for protection of our Qimonda brand as a trademark, domain and company name, but may not gain protection in all jurisdictions. Qimonda is intended to be the market brand for memory products exclusively sold to OEMs (Original Equipment Manufacturers) in the IT industry. We also sell DRAM products under our AENEON® brand. Our AENEON brand is positioned as a separate memory brand, dedicated to serving the needs of the “channel” & “retail” market. “Channel” refers to the hundreds of small PC manufacturers and systems integrators or system builders worldwide. They typically assemble and install PC systems serving both consumer and corporate segments that require these services. “Retail” refers typically to retail storefronts or online retail that sell computer systems, components and upgrade parts to consumers. It also covers specialists who configure individual PCs and sell memory upgrades to consumers. The products sold under the AENEON brand include DRAM modules for notebooks, PC desktops and servers; as well as flash based products such as USB sticks, SD cards and MicroSD cards. We test the quality of our AENEON® products through testing the compatibility with major PC and notebook platforms. This process is often shorter and more cost-efficient than the testing required by high-end applications of our OEM customers. We sell our AENEON® products via an extensive network of distributors and retailers worldwide, and have recently begun to offer them through a dedicated online sales channel.

DRAMs for Infrastructure, Graphics, Mobile and Consumer Applications

We design, manufacture and sell technologically advanced DRAM components and modules for use in servers, networking and storage equipment and a variety of specialty DRAMs for use primarily in graphics, as well as in mobile and consumer applications.

Infrastructure Applications

Our current portfolio of DRAMs for use in servers, networking and storage equipment includes FB-DIMMs, which we believe will serve as the next generation of memory used in high-end servers, and very-low-profile-DIMMs, intended for the blade server market. DRAM consumption in entry level servers is expected to enjoy 60%

compound annual growth rate (CAGR) (based on bits shipped) from 2006 to 2011, according to iSuppli. We believe we are the only FB-DIMM supplier who has in-house capabilities to design a key component of this module, a logic chip called Advanced Memory Buffer, or AMB. This allows us to customize the AMB design specifically for our memory modules, providing us better know-how transfer from chip to system level and vice versa. We also provide customized modules to server manufacturers, in each case specifically designed to meet the individual customer’s unique platform requirements. We expect the markets for servers to grow substantially in the next few years, and we are currently engaged in the development of products we believe will address that growth. For example, we are developing new generations of standard DRAM with 2 gigabits of capacity for use in future IT infrastructure applications.

Graphics Applications

We offer a broad portfolio of graphics DRAMs that support applications with performance ranging from entry level to very advanced. Due to their speed, low power consumption and limited heat generation, our graphics DRAM components are used in game consoles, graphics cards, PCs and notebook computers. In some cases, we make customized products for use in entertainment applications, including game consoles and imaging devices. We believe that the trend towards the extensive use of sophisticated graphics applications will result in strong growth in high performance graphics systems which we believe will in turn drive the demand for our graphics DRAM products.

Mobile and Consumer Applications

We offer low-power specialty DRAM products, such as Mobile-RAM and CellularRAM®, that are suited for use in a variety of mobile and consumer applications, such as:

•	mobile phones;

•	mobile consumer products, such as digital still cameras and digital audio players; and

•	stationary consumer products, such as digital televisions and DVD recorders.

Our Mobile-RAM is specifically designed for ultra-low power consumption that is increasingly demanded by today’s battery powered mobile communication, especially in high end phones and handheld consumer products. We intend to focus further on driving technological innovations in this area and we believe we were the first to produce chips with a temperature sensor integrated onto the chip as well as the first to introduce a DDR interface for a Mobile-RAM to further reduce power consumption or alternatively offer higher performance. We also expect that new consumer products that combine more features will require DRAMs that consume very low power, yet operate at adequate speeds. We believe that the trench-architecture-based products we currently offer allow for a significantly longer battery life and reduced heat dissipation, both important features for potential customers and their end users.

Our CellularRAM® is designed to be the best choice of memory for entry and mid range handset models. This market segment is characterized by stringent low power requirements, but more moderate density and bandwidth needs. CellularRAM balances low power efficiency with high data throughput. We are also a founding member of the CellularRAM® specification co-development team and together with six other industry members, we create common specifications for high-performance pseudo-SRAM devices, enabling us to take an active role in the development of DRAM memory products for one of the fastest-growing technology sectors.

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

We also offer a broad range of DRAM products for consumer applications, some of which are of smaller memory densities or older interface generations, such as SDRAM. These are often referred to as “legacy” DRAM products. For example the manufacturers of hard disk drives, DVD players, home gateways and some printers do not require large amounts of DRAM, but do require a DRAM product that is guaranteed to be available for the printer’s entire life cycle, which may be many years. In addition, we sell products with industrial-level tolerance for cases when consumer applications require a broader guaranteed temperature range. For high-end digital televisions, we offer modules with up to DDR2 800. Demand for these ’dedicated’ consumer DRAM products is often less volatile, and their prices are relatively steadier, as compared to other standard DRAM products.

Standard DRAMs for PC, Notebook and Workstation Applications

In addition to the DRAMs for infrastructure, graphics, mobile and consumer applications, we believe we offer a complete portfolio of standard DRAM products that provide a variety of speeds, configurations and densities suited to particular end uses. We sell the majority of our standard DRAM products, to desktop and notebook computer manufacturers for use in PCs and workstations and to distributors who sell DRAMs on to smaller original equipment manufacturers and contract manufacturers. Our standard modules, including Unbuffered DIMMs and SO-DIMMs, are used primarily for PCs and notebooks, while our more specialized modules such as High-Density SO-DIMMs and Micro-DIMMs are typically used in high-end notebook computers and sub-notebooks. We believe our engineering capabilities permit us to offer these specialized modules and differentiate us from suppliers focused primarily on standard DRAM products. Many of our customers that produce PCs and workstations also produce servers, networking and storage equipment or graphics, mobile and consumer products. We believe these customers expect us to offer both standard DRAM products and other types of DRAM products so that we can supply their entire product ranges. We intend to invest in technology development and anticipate playing an active role in the development of future DRAM architectures, including third-generation DDR, or DDR3.

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

Other Products and Technology Licensing

In the 2006 financial year, we offered data flash memory products, primarily in the form of cards and to a lesser extent in component form, for use in digital still cameras, USB flash drives, digital audio players and mobile phones. Due to the significant price decline for data flash memory since the beginning of the 2006 calendar year, we decided to ramp down the production of our flash products during our 2007 financial year and to convert our flash production capacities to DRAM production capacities. We stopped developing NAND-compatible flash memory products based on Saifun’s proprietary NROM technology, which we licensed from Saifun when we purchased its remaining interest in our joint venture. See “— Intellectual Property — Amendment and Partial Termination of Our License Agreement with Saifun”.

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

The following table presents summary information regarding our principal products.

	Products	Principal features	Principal applications

Standard DRAM Components	Memory components in different package configurations with different interfaces (DDR, DDR2) and densities (128Mb, 256Mb, 512Mb and 1Gb)	• Mainstream bandwidths from DDR-333 to DDR2-800 • Organization: x4, x8, x16	• Memory modules • Components-on-mainboards
Personal Systems DRAM Modules	Unbuffered Dual Inline Memory Modules (DIMMs) based on DDR and DDR2 components, with densities ranging from 256MB to 2GB	• Mainstream bandwidths from DDR-333 to DDR2-800	• Desktop computers • Workstations
	Unbuffered Dual Inline Memory Modules (DIMMs) with ECC (Error Correction Code) based on DDR and DDR2 components, with densities ranging from 256MB to 2GB	• Mainstream bandwidths from DDR-333 to DDR2-800 • Error correction code	• Workstations • Entry-level Servers
	SO (Small-Outline)-DIMMs based on DDR or DDR2 components, with densities ranging from 256MB to 2GB	• Mainstream bandwidths from DDR-333 to DDR2-800	• Notebook computers
	Micro-DIMMs based DDR2 components, with densities ranging from 256MB to 1GB	• Bandwidths from DDR2-400 to DDR2-667 • 35% smaller than standard SO-DIMMs	• Sub-Notebooks • Ultra-mobile PCs
Infrastructure DRAM modules	Registered DIMMs and customized DIMMs based on DDR and DDR2 components, with densities ranging from 256MB to 8GB	• Mainstream bandwidths from DDR-266 to DDR2-800	• Servers
	FB (Fully Buffered) DIMMs based on DDR2 components, with densities from 512MB to 4GB	• Bandwidths from DDR2-533 to DDR2-800 • Advanced Memory Buffer technology	• Servers • Workstations
	Very-low-profile-Registered DIMMs based on DDR2 components, with densities ranging from 512MB to 4GB	• Bandwidths from DDR2-533 to DDR2-800 • Reduced height	• Blade servers

	Products	Principal features	Principal applications

Networking, Storage and Industrial DRAM Products	Memory components and modules in different package configurations with different interfaces (SDR, DDR, DDR2) and densities (128Mb, 256Mb, 512Mb, 1Gb, 2Gb) High Density DIMMs (DDR1, DDR2) and Fully Buffered DIMMs (DDR2)	• Industrial temperature Capabilities • Lead-containing DRAM packages • Low power self refresh • Mainstream bandwidths from DDR-266 to DDR2-800	• Networking, Telecom and Industrial equipment • Storage
Graphics	Graphics RAM (256Mb, 512Mb) based on DDR2 and GDDR3 interfaces	• Bandwidth per pin from 0.8Gb per second up to 2Gb per second • Organization: x16, x32 • Manufactured in 75nm, 80nm, 90nm and 110nm process technology	• Graphics cards in desktop and note-book computers • Game consoles
	Customized DRAM components	Application specific DRAM configurations in terms of memory density and memory interface	Gaming application and Digital TV applications
Mobile and Consumer(1)	Mobile-RAM (128Mb, 256Mb, 512Mb, 1Gb) based on SDR and DDR interfaces; also available as “known good dies”	• Ultra low power • FGBA-package • Organization: x16, x32 (Mobile RAM)	• Top range mobile phones (2.5G/3G) • PDAs
	CellularRAM® (64Mb, 128Mb); also available as “known good dies”	• Low operating current • Low standby current • Low power consumption • Manufactured in 110nm process Technology	• Digital still cameras • Digital audio players • Mid-range mobile phones (2.5G/3G) • GPS

(1)	We also sell our range of standard DRAM components to customers who manufacture infrastructure equipment and consumer electronic devices including digital televisions, set-top boxes and DVD recorders.

DRAM Density and Interface Development

We believe we are an industry leader in transitioning to next generation memory density and interface. According to iSuppli, we were the largest supplier of 512M DDR2 products, based on bits shipped, during the ramp-up phase of this product density in the market, which occurred in the first half of the 2006 calendar year. The following table sets forth the percentage of our total DRAM bit shipments (by density and interface) for the periods indicated:

	For the financial year ended September 30,
DRAM:	2005	2006	2007
	(in percent)

By density:
128Mb	1	0	0
256Mb	51	24	12
512Mb	47	74	86
1Gb	1	2	2
By interface:
SDRAM	5	3	2
DDR	60	30	15
DDR2	27	51	64
Specialty DRAMs	8	16	19

We believe we were one of the first suppliers to deliver DDR3 components and modules in the third quarter of our 2007 financial year, to leading motherboard vendors and manufacturers of overclocking memory modules. In addition, our DDR3 products have been validated on Intel reference platforms.

Customers, Sales and Marketing

Our customers include the world’s largest suppliers of computers and electronic devices. Our current principal customers include major computing original equipment manufacturers, or OEMs in the PC and Server markets, including HP, Dell, IBM, Sun Microsystems and Sony. To expand our customer coverage and breadth, we also sell a wide range of products to memory module manufacturers that have diversified customer bases such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of our product portfolio, especially into graphics applications, we have added customers with a strong focus on enabling these applications, such as nVidia, AMD and customers who are active in the game console market, such as Microsoft, Sony and Nintendo. In addition, we have added customers in the area of consumer and mobile applications, such as LG, Spansion and SanDisk. We believe that having a close relationship with these customers can benefit us in the development of future memory generations by making it easier to develop memory solutions for future end applications and improve our product designs.

We have been a primary DRAM supplier to major OEMs, including HP and Dell, in a number of recent years. These customers generally provide relatively more stable demand for standard DRAM than is available on the spot market, and we believe they are good partners for product development. In the infrastructure area, we believe that we have been able to establish a strong presence based on our high performance and high quality products, including application-specific and customized products. For example, we have received supplier awards from Sun Microsystems in each of the last five years.

The number of customers we serve has increased over recent years from about 150 in our 2003 financial year to about 170 in our 2006 financial year as we continued to diversify our product portfolio. In our 2007 financial year the number of customers we serve declined slightly compared to our 2006 financial year due to the phase out of our flash production and of our support to certain Infineon customers. In our 2007 financial year, our five largest customers accounted for 48% of our total sales. HP, our largest customer, accounted for 17% of our sales and Dell, our second largest customer, accounted for 12% of our sales during that period. In our 2006 financial year five largest customers accounted for 49% of our total sales. HP, our largest customer, accounted for 18% of our sales and Dell, our second largest customer, accounted for 16% of our sales during that period. In our 2005 financial year, our five largest customers accounted for 52% of our sales and our 20 largest customers accounted for nearly 76% of our sales. HP accounted for nearly 19% of our sales, Dell accounted for 14% of our sales and three additional customers each accounted for more than 5% of our sales during that period.

We sell our semiconductor memory products throughout the world, primarily in the United States, Europe and the Asia/Pacific region. We make our sales primarily through direct sales channels and, in order to ensure best possible customer coverage and reach, make use of distributors. We focus our principal sales and marketing efforts on the technology leaders in each of the DRAM markets we serve. We believe we have strong customer relationships and that our customers, many of which are leaders in their respective fields, provide us with special insights into the current state of their respective markets. Our sales strategy has three main focus points, which we believe will continue to position us to better serve our customers:

•	Key Account approach: Via our Key Account Centers, we tailor our sales approach to our customers, serving our largest customers, primarily global PC and Server OEMs, and serve our local OEMs, module manufacturers and distributors via our regional sales organizations. Each Key Account Center team is responsible for the needs of its customers on a global basis, and we expect them to achieve or maintain a position as a top supplier of DRAM to that customer in terms of quality and volume. We believe that our key account approach assists us in developing and maintaining strong relationships with our major customers, which is particularly important for customers who purchase primarily standard DRAMs who could easily migrate to other suppliers.

•	Leveraging our existing relationships to expand the applications with which we serve our customers: Because many of our Key Accounts in the PC and Server markets also produce graphics, mobile and consumer products, we work with our existing customer base to sell a wider range of our products and applications. For example, during the last year, we have been increasing our efforts to market customer- and application-specific DRAMs for graphics, mobile and consumer applications, because we believe the market for these applications will be attractive with respect to price, stability and demand growth.

•	Leveraging our strong technical skills to work directly with customers to design specific memory products: The third key focus of our sales strategy is to continue to expand the product portfolio we deliver to each of our customers by leveraging our strong technical skills and working directly with them to design specific memory products for use in their end products. Our development engineering teams, composed of trained engineers, work directly with customers, creating products specifically designed for particular customers in a process we call “design-in”. In some cases, several DRAM producers may attempt to design their product into the customer’s application, each vying to best meet the customer’s requirements. Our development engineering teams play a key role in this regard.

Our regional sales teams are located in Europe, North America, Asia/Pacific and Japan, and are supported by our headquarters in Germany. These regional sales centers enable us to bring our business to our customer base and to provide local contact and support to the Key Account Center teams in those regions. Each of our regional sales centers is equipped to perform all key sales support, and each of our regional sales organizations is responsible for acquiring new customers and managing the region’s product mix and inventory.

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

In many cases, our customers then choose to ship our products to locations other than the billing locations. Accordingly, we do not believe that the geographical distribution of our sales are necessarily indicative of where our products are actually used. The geographical distribution of our sales by percentage during the periods indicated was as follows:

Sales by Region

	For the financial year ended September 30,
	2005	2006	2007

Germany	8	8	7
Rest of Europe(1)	12	12	11
North America	38	42	37
Asia/Pacific	38	31	33
Japan	4	7	12

	100%	100%	100%

(1)	The Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period.

The increased sales in Japan during the 2007 financial year resulted from a strong growth in demand for our specialty products, in particular for graphics and consumer applications, as well as additional demand for standard DRAM products for PC applications during the 2007 financial year. The decrease in sales in North America for the 2007 financial year, as compared to the previous period, was primarily caused by OEM customers shifting their production to Asia.

As of September 30, 2007, we had 391 sales and marketing employees worldwide. In connection with our focus on expanding our customer and product portfolios, we have added employees to our marketing teams in recent years, many of which are directly engaged with our customers.

Our marketing teams determine the products required to meet our customers’ needs and support both our Key Account Centers and regional sales forces. Our marketing organization is divided into product marketing groups and various regional marketing groups, and both groups work closely with our customers and with our sales and R&D organizations. Our product marketing groups help plan our product roadmap, to enable us to develop and manufacture products that we believe will meet our customers’ changing requirements. Our regional marketing teams collect local customer requirements, work together with the product marketing groups and support their respective regional sales organization. A large portion of our product marketing organization is based in Germany, complemented with product marketing teams in North America and Asia.

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

•	Standard DRAMs for PC and workstation applications. We compete in this market on the basis of price, delivery reliability and logistical support. We consider a strong reputation in delivery reliability to be vital for this market.

•	DRAMs for infrastructure, graphics, mobile and consumer applications. We compete in these markets on the basis of product quality, performance, reliability and engineering support. Logistical support is particularly important for infrastructure applications. Our engineering teams are able to design customer-specific products based on our DRAM trench technology, with high performance for uses such as in graphics applications, and with relatively lower power consumption, which enables longer battery life and lower heat generation in mobile and consumer electronics devices, key areas of concern for our customers. We believe the Sun Microsystems (Best In Class Memory Supplier) award we earned in 2007 for the third consecutive year is an indicator of the high quality and reliability of our products geared toward infrastructure applications.

The markets for our products, especially our standard DRAM products, are intensely competitive. Our principal competitors include other major international DRAM producers as well as many smaller manufacturers that manufacture DRAM using design and manufacturing technologies licensed from the major DRAM producers. Several of these companies license technology from us and, in some cases, we purchase a portion of their DRAM output, while at the same time competing with them for sales. See “— Strategic Alliances and Agreements” for a description of our manufacturing arrangements with strategic partners.

The following table sets forth the market share in percentage based on DRAM revenues in the 2006 calendar year of our principal competitors, according to Gartner, and the primary areas in which we believe we compete with them:

Principal Competitor	Areas of competition	Market share

Samsung Electronics	Standard, infrastructure, graphics, mobile and consumer DRAMs	29%
Hynix Semiconductor, Inc.	Standard, infrastructure, graphics, mobile and consumer DRAMs	17%
Micron Technology, Inc.	Standard, infrastructure, mobile and consumer DRAMs	11%
Elpida Memory, Inc.	Standard, infrastructure, mobile and consumer DRAMs	10%
Nanya Technology Corporation(1)	Standard DRAMs	6%

(1)	Nanya Technology Corporation is our joint venture partner in Inotera Memories, Inc.

According to Gartner, we had the third largest market share based on DRAM revenue and bits in the 2006 calendar year, with a 16% share. For the first nine months of the 2007 calendar year, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments with market shares of approximately 13% according to iSuppli’s preliminary report in November 2007.

Research and Development

We believe that research and development, or R&D, will continue to be critical in developing technologically advanced products that are sought after by our customers, as well as manufacturing processes that improve our productivity. Our R&D efforts are intended to build upon our past successes. We believe that we remain at the forefront of our industry in the process of converting DRAM manufacturing from 200mm wafers to 300mm wafers and we were the first to implement 193nm lithography in mass production. In the late 1990s, we were among the first to introduce the 256Mb density generation to the market, and we believe we were among the leaders in the industry’s transition to 512Mb DDR2 DRAM and are currently in a leading position for the introduction of 512Mb DDR3 DRAM. We believe we were the first DRAM developer to bring DDR MobileRAM to the market in October 2004 and we believe that as of the end of our 2007 financial year, we are the only DRAM supplier that has developed and is producing an Advanced Memory Buffer Chip for use in FB-DIMMs for server applications.

Our R&D activities are broadly divided into two major steps. First we develop a manufacturing process technology and a design platform in conjunction with a “lead” product. Subsequently, the rest of the product portfolio is developed as “follower” products which utilize the design platform established in the first step

Product Development

Our product development activities focus on those specialized and advanced products that we believe provide us more stable and higher selling prices than standard DRAMs. To enable this, we have increased the number of product development engineers from around 560 at the end of the 2003 financial year to more than 1,100 worldwide by the end of the 2007 financial year. We believe these enhanced resources have resulted in the recent successes we have had developing new products. For example, we expanded our graphic DRAM product portfolio from a single product in 2003 to a range of seven products we currently offer in different densities, interfaces and speed for the full range of graphics applications from entry level to high-end.

We have placed particular emphasis in recent years to the expansion of our R&D resources in lower cost locations. For example, we rapidly built up our team in Xi’an, China, in the 2005 financial year. In addition, we are setting up a new development center for the development of memory products in Suzhou, China, that started activities in October 2007. We believe that appropriate use of skilled R&D personnel in lower-cost locations will improve our ability to maintain our technical position while managing costs.

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

Process Technologies

Process technologies have been a key focus for our R&D activities, as we seek to reduce feature sizes and develop new processes. We have successfully developed and implemented several generations of process technologies. We believe that our accumulated experience, including that which we have acquired through our strategic alliances, is enabling us to introduce new memory technology platforms with smaller feature sizes on a schedule and at costs that enable us to remain among the leaders in standardized DRAMs while focusing on more specialized products and design-ins for applications in the graphics, consumer and mobile areas. The goal of our technology development efforts is to support our product designers in meeting customer requirements regarding high performance, low power consumption and small form factors at a competitive cost level.

To maintain a competitive technology roadmap at an affordable cost level, we have been pursuing strategic alliances with several partner companies and consortia. Strategic development alliances, such as the one we maintain with Nanya for DRAM technology and lead product development, allow us to share costs and resources. In particular, our Nanya alliance finalized the process technology development of the 75nm process technology in 2006. Since September 2005, this alliance has been developing 58nm process technology for DRAM products, including the lead products which will use these new technologies. We also cooperate with Advanced Micro Devices Inc. and Toppan Photomasks Inc. in the joint ventures AMTC and BAC. AMTC is currently developing and pilot manufacturing the next generation of photomasks. BAC operates and leases the facility in which AMTC and Toppan Photomasks Germany GmbH are located. All of our DRAM and flash technology development takes place at our DRAM and Flash technology development center in Dresden, Germany.

We are also maintaining as a focus of our continuing research and development efforts, the development of process technologies that possess physical characteristics that can be utilized to yield advantages for customer specific applications in terms of performance and power consumption. We believe these characteristics are important in DRAM products for use in applications such as infrastructure, graphics, mobile and consumer devices and have enabled us to achieve important design wins for products for use in applications ranging from game consoles and MP3 players to advanced servers. In this context, we are currently preparing for the qualification of our trench technology at the 58nm technology node by the end of our 2008 financial year.

We are at the same time working on designs beyond this technology node with an open platform approach and a range of architectures and technologies under review. We are also engaged in the research and development of various emerging memory technologies. We are focusing primarily on Phase Change Random Access Memories (PCRAM), Conductive Bridging RAM (CBRAM) and Magnetoresistive RAM (MRAM). These emerging memories use alternative methods to store information. These technologies may be candidates to replace existing mainstream memory technologies in the long-term, although it is too early for us to make any prediction about the potential for any of these technologies.

Packaging Technology

Since 2002, we have concentrated our development activities for packaging technology in Dresden, at our back-end pilot fab, where work focuses on both development of new packages and assembly innovation. The development of follower packages or products is conducted at our high volume backend sites in Porto, Portugal, Suzhou, China and Malacca, Malaysia. We also cooperate with Infineon on various aspects of package development as well as with United Test and Assembly Center, Singapore on the development of multichip packages. In August 2007, we established a jointly owned company with SanDisk for the development of multichip packages for use in mobile communication applications such as mobile phones.

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

Locations

We conduct R&D activities in various locations around the world. The following table shows our major R&D locations and their areas of competence, including the principal R&D joint ventures in which we participate:

Principal Research and Development Locations

Location	Areas of competence

Burlington, Vermont	Low power and mobile and consumer DRAMs
Dresden, Germany(1)	DRAM technology, flash technology, emerging memory technology, package technology and photomask technology development
Munich, Germany(2)	Computing and graphic DRAMs, as well as emerging memory research; flash product development
Padua, Italy	Flash product development and design
Raleigh, North Carolina	Product development for standard and specialty DRAM
Xi’an, China	Computing and consumer DRAMs

(1)	Includes our own research and research conducted in conjunction with our development partner, Nanya ,our photomask related research and development conducted in conjunction with AMD and Toppan, our process and tool development in the Center for Nanoelectronic Technologies together with AMD and the Fraunhofer Society and our material research conducted in “namlab” in cooperation with the Technical University of Dresden.

(2)	Includes our own research and research conducted in conjunction with our development partner, Nanya.

In addition to our principal locations, we have smaller locations in San Jose, California, Milan, Italy and Tokyo, Japan, where we support development of specific applications or specific customers’ lead products. At our back-end location in Porto, Portugal, we support high speed test and back-end technology development. We have established an additional development center in Suzhou, China focused on product development for computing and consumer DRAM that started activities in October 2007.

We conduct DRAM product and process technology development on three continents at a number of major development centers. Our Dresden 300mm fab has an R&D center integrated directly into it, enabling us to conduct R&D at the production site, which we believe enables us to quickly transfer know-how from development into manufacturing. Our Research and Development Center, where we conduct manufacturing process technology development, is located at the Dresden center. The Center for Nanoelectronic Technology, operated in cooperation with the Fraunhofer Society and Advanced Micro Devices, is also located at our Dresden facility. The Center further strengthens our research capabilities with respect to both DRAM and non-volatile memory process technology. Also, the AMTC, the Advanced Mask Technology Center operated together with AMD and Toppan, is located at Dresden. Together with the Technical University of Dresden, we operate the new Nanoelectronic Materials Laboratory (namlab) at the university campus focusing on material research.

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

At September 30, 2007, our research and development staff consisted of 2,506 employees working in our R&D units throughout the world, a net increase of 750 compared to 1,756 at September 30, 2006. The net increase of R&D employees in the 2007 financial year resulted mainly from organizational changes implemented at the beginning of our 2007 financial year dedicating the activities of existing employees to the R&D field. Moreover, we strengthened our R&D force in the area of product and technology development.

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

The following table shows our principal strategic manufacturing and R&D alliances, as well as their respective activities and locations, as of September 30, 2007:

Principal Strategic Alliances

Partner	Relationship	Principal Activity	Location

Nanya	Joint venture participant in Inotera, in which we hold a 35.6% interest(1)	DRAM manufacturing at Inotera’s new 300mm facility	Taoyuan, Taiwan
Nanya	Joint R&D activities	R&D in both product and technology development for 90nm, 75nm and 58nm process technologies	Dresden and Munich, Germany
CSVC	Joint venture participant in Qimonda Suzhou in which we hold a 72.5% economic interest(2)	Back-end assembly and test at the joint venture’s new facility	Suzhou, China
SMIC	Foundry manufacturing	Manufacturing capacity at SMIC’s facilities	Shanghai and Beijing, China
Winbond	Foundry manufacturing	Manufacturing capacity at Winbond’s facilities	Hsinchu, and Taichung, Taiwan

(1)	Nanya holds slightly more Inotera shares than we do, and the public and employees of Inotera own the remainder.

(2)	We are obligated to inject additional equity of $86.5 million into the joint venture by July 2008 financial year. This would increase our ownership percentage accordingly.

In addition to these principal alliances, we also participate or have participated in a number of smaller alliances, especially in the area of emerging memory development. These include a development alliance with IBM on Phase Change Memories (PCRAM) and development activities with Altis concerning Conductive Bridging (CBRAM) and Magnetoresistive RAM (MRAM). We are also cooperating with Advanced Micro Devices, Inc., (AMD), and Toppan Photomasks (formerly DuPont Photomasks Inc.) on the development and production of photomasks at the Advanced Mask Technology Center GmbH & Co. KG, (AMTC), in Dresden, Germany. We maintain an equity investment in Maskhouse Building Administration GmbH & Co. KG, (BAC) a German limited partnership company that owns the premises used by AMTC described below and Toppan Photomasks Germany. Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest to us. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld, we, Infineon and Infineon’s co-venturers are finalizing an agreement that provides such consent and also addresses Infineon’s intention to reduce its stake in us below 50%. The AMTC and BAC interest is held in trust by Infineon for our economic benefit pursuant to the contribution agreement.

We also had an equity investment in Hwa-Keng, a Taiwanese company formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. This company was liquidated because its business purpose has been fulfilled with the completion of the initial public offering of Inotera’s shares. We and Nanya purchased half of the Inotera shares held by Hwa-Keng. Upon completion of the liquidation, Hwa-Keng’s assets (principally the proceeds from the sale of the shares) were distributed to its shareholders, Nanya and Infineon. As required by the contribution agreement, Infineon has transferred these assets to us.

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

In November 2002, Infineon entered into agreements with Nanya to establish a strategic cooperation for the development of DRAM products and to form Inotera Memories, Inc. Inotera is a joint venture the purpose of which is to construct and operate a 300mm manufacturing facility with two manufacturing modules in Taiwan. Under the terms of the initial development agreement, we were jointly developing and sharing development costs with Nanya for advanced 90nm and 75nm process technologies. By June 2005, we and Nanya had qualified the 90nm DRAM technology and achieved validation by Intel. By September 2006, we and Nanya had qualified the 75nm DRAM technology and achieved validation by Intel.

In September 2005, Infineon entered into another agreement with Nanya to expand their joint development cooperation on DRAM process technologies. The new agreement provides for the joint development of advanced 58nm production technologies for 300mm wafers. Joint development began upon signing the agreement. The research is being conducted in Dresden and Munich. We believe the extension of the existing co-development of projects could help us expand our position in the DRAM market and reduce our up front development costs.

The November 2002 agreement, as amended, entitles Nanya to receive from us or our then-existing foundry partners 60% of the amount of our foundry capacity that is in excess of the foundry capacity we receive as of December 2006. Nanya may also receive 50% of our foundry capacity for which we contract after March 1, 2006, with new foundry partners. Our obligation to provide foundry capacity is capped at one third of our total 90nm foundry capacity. In combination, the 2002 and 2005 agreements, also entitle Nanya to receive from us or our foundry partners one third of our 75nm foundry capacity and one third of our 58nm foundry capacity. As of the end of our 2007 financial year, we have not contracted for foundry capacity that would require us to cede capacity to Nanya under these agreements. We do not expect that any foundry capacity that we may be required to provide to Nanya will have a material adverse effect on our business, financial condition or results of operations.

Infineon was free to assign the agreements mentioned above to us and has done so in connection with the carve-out. The 2002 development agreement remains in effect until the date of completion of the last technical cooperation project, but may be terminated by either party for cause, such as a material breach by the other party, insolvency or bankruptcy of the other party, or the acquisition, by a third party, of at least half of the voting stock or control of the other party. The 2005 development agreement remains in effect at least until December 2007, at which point, if the goals of the cooperation project have not been completed, the parties agree to continue working for an additional six months and then discuss the extension of the timeframe for the project. The agreement may also be terminated by either party for cause, such as a material breach by the other party, insolvency or bankruptcy of the other party, or the acquisition, by a third party, of at least half of the voting stock or control of the other party.

Inotera completed an initial public offering of its shares on March 17, 2006 and an offering of its global depositary shares on May 10, 2006. Its shares are now listed on the Taiwan Stock Exchange and its global depositary shares are listed on the Luxembourg Stock Exchange. The initial public offering of shares and the offering of global depositary shares raised approximately $619 million which will, together with debt financing, be used to fund the second manufacturing module.

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

We expect that Inotera’s 300mm manufacturing facility in Taiwan will employ the production technology developed under our separate joint development agreement with Nanya. The construction of the first Inotera module was completed and mass production began in the 2004 financial year. The capacity ramp-up of this first module with a capacity of up to 62,000 wafer starts per month, was completed during our 2006 financial year. Inotera broke ground for the second manufacturing module in May 2005 and completed construction in our 2006 financial year. The total capacity of both modules reached 120,000 300mm wafer starts per month by the end of the third quarter of the 2007 calendar year. Under the terms of the venture, Nanya and we each purchase 50% of Inotera’s output. The joint venture agreement does not have a fixed term. It can be terminated by either party upon material breach by the other party of the agreement, the 2002 development agreement, the product purchase agreement or the ancillary know-how transfer agreement, if the 2002 development agreement is terminated, upon bankruptcy or liquidation of the other party or if the other party’s share ownership in Inotera drops below 30%. The party serving termination notice under the agreement can choose to either sell its shares to the other party at 120% of the higher of either the net asset value or market value, or purchase the other party’s shares at 80% of the lower of either the net asset value or market value. The joint venture agreement is automatically terminated when one of the parties transfers or sells all of its shares in Inotera unless such shares are transferred to an affiliate or were previously offered to the other party on the same terms as any proposed sale or transfer and any third-party purchaser has agreed to enter into the joint venture agreement.

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

The agreement governing our joint venture with Nanya allowed Infineon to transfer its shares in Inotera to us. However, under Taiwanese law, Infineon’s shares in Inotera were subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO in March 2006. For that reason we established a separate trust agreement pursuant to which Infineon agreed to hold title to the Inotera shares in trust for us until they could be transferred. In October 2006, the Taiwanese authorities granted an exemption to Infineon permitting it to transfer the shares. The transfer from Infineon to us was completed on March 13, 2007 other than a portion representing 0.24% of the total Inotera shares which Infineon holds in trust for us due to Taiwanese legal restrictions.

If Infineon were to reduce its shareholding in our company to a minority level before the earlier of the fifth anniversary of our carve-out from Infineon and the achievement of early mass production using 58nm process technology at our manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require us to transfer these Inotera shares back to Infineon. We agreed with Infineon that, in this event, we would transfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for us until they could be transferred back to us.

CSVC

Infineon established a joint venture, Infineon Technologies Suzhou Co., Ltd. (recently renamed Qimonda Technologies (Suzhou) Co., Ltd., and referred to herein as Qimonda Suzhou) with China Singapore Suzhou Industrial Park Venture Co., Ltd. (CSVC) in Suzhou, China and constructed a back-end facility for the assembly and testing of our products. The joint venture agreement was entered into in July 2003 and has an initial term of 50 years. Infineon contributed this agreement to us in the carve-out. It can generally be terminated upon material breach by the other party, a party’s bankruptcy or insolvency and various other events relating to a party’s financial condition. The facility officially opened in September 2004 and is scheduled to have capacity of up to one billion chips per year. The facility is being ramped up in a number of stages as dictated by growth and trends in the global semiconductor memory market. We are required to purchase the entire output of the facility. We have invested $155 million in Qimonda Suzhou and expect to invest a further $86.5 million in the venture by the end of our 2008 financial year pursuant to our current contractual obligations. Infineon contributed its ownership in Qimonda Suzhou to us in the carve-out effective May 1, 2006 (45% of the venture’s share capital, representing 72.5% of the voting rights in the venture). We currently hold 63% of Qimonda Suzhou. We plan to increase our investment in Qimonda Suzhou such that we will hold approximately 72.5% of its share capital by July 2008, with CSVC owning the remaining 27.5%. We have the option to acquire the remaining CSVC stake at the nominal investment value plus accrued and unpaid return. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. There can be no assurance that this external financing can be obtained at favorable terms or at all. We have always consolidated Qimonda Suzhou as a subsidiary due to our management and voting right control and eliminate income or losses as minority interests.

In March 2007, we announced plans to expand capacity at our back-end manufacturing facility in Suzhou, China for which we expect capital expenditures of €250 million over the next three years. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. We cannot assure you that this external financing can be obtained on favorable terms or at all.

SMIC

In December 2002, we entered into a Product Purchase and Capacity Reservation Agreement, as most recently amended in October 2007, with Semiconductor Manufacturing International Corporation (SMIC), a Chinese foundry. As amended, this agreement provides us access to additional DRAM manufacturing capacity. Under the terms of this agreement, SMIC agreed to manufacture, and we have agreed to purchase, up to 20,000 wafers per month at SMIC’s 200mm production facility in Shanghai until at least 2007 and up to 15,000 wafers per month at SMIC’s 300mm production facility in Beijing until at least 2010. The agreement remains in effect until December 31, 2010 and may be extended. We have the unilateral right to terminate this agreement in the event that one of our semiconductor competitors acquires 50% of SMIC’s voting shares. In addition, either party may terminate the agreement upon material breach by the other party of any obligation under this or the ancillary know-how transfer agreement or upon bankruptcy or insolvency of the other party.

Under the terms of the agreements, Infineon was free to assign the agreement to us and has done so in connection with the carve-out.

Winbond

In May 2002, we entered into a Product Purchase and Capacity Reservation Agreement with Winbond, a Taiwanese foundry. This agreement provides us access to additional DRAM production capacity. Under the terms of this agreement, Winbond agreed to manufacture, and we agreed to purchase, up to 19,000 wafer starts per month from Winbond’s 200mm production facility in Hsinchu, Taiwan until 2007. We have now phased out our purchases of 200mm wafers from Winbond.

In August 2004, we entered into an extended Product Purchase and Capacity Reservation Agreement, as most recently amended in August 2006, with Winbond. This agreement gives us access to additional DRAM production capacity of up to 18,000 wafers per month in Winbond’s 300mm facility in Taiwan until 2009. We have exceeded this level from time to time. Under the terms of this agreement we agreed to provide our 80nm DRAM trench technology to Winbond’s 300mm-wafer facility and Winbond agreed to manufacture DRAMs for computing applications using this technology exclusively for us. Under the terms of these agreements, Infineon was free to assign these agreements to us and has done so in connection with the carve-out. Each agreement remains in effect until the last shipment of, and payment for, products manufactured under the agreement unless it is earlier terminated for breach.

On June 27, 2007, we signed agreements with Winbond to expand our existing cooperation with Winbond and our reservation of capacity at Winbond’s facility for up to 24,000 300mm wafer starts per month. Under the terms of the agreements, we will provide our 75nm and 58nm DRAM trench technology to Winbond’s 300mm-wafer facility. In return, Winbond will manufacture DRAMs for computing applications using this technology exclusively for us.

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

Current and Planned Manufacturing Facilities

	Year production
	line came or is
	expected to come		Output to which
	on-stream	Clean room m2	we are entitled

Front-end facilities (wafer fabrication):
Our Own Facilities
300mm facility, Dresden, Germany	2001	10,177	All
200mm facility, Richmond, Virginia	1998	16,771	All
300mm facility, Richmond, Virginia	2005	12,218	All
300mm facility, Singapore(1)	2009	20,000	All
Joint Venture Facilities
300mm Inotera Memories facility, first module, Taiwan(2)	2004	N/A	Half
300mm Inotera Memories facility, second module, Taiwan(2)	2006	N/A	Half
Foundry Capacity
200mm Infineon facility, Dresden, Germany(3)	1996	—	Variable corridor
200mm Winbond facility, Taiwan(4)	1999	—	up to 19,000 wspm
300mm Winbond facility, Taiwan(4)	2006	—	up to 24,000 wspm
200mm SMIC facility, Shanghai, China(4)	2003	—	up to 20,000 wspm
300mm SMIC facility, Beijing, China(4)	2004	—	up to 15,000 wspm
Back-end facilities (packaging, assembly and testing):(5)
Dresden, Germany	1996	3,211	All
Malacca, Malaysia(6)	1973	12,163	All
Porto, Portugal	1997	17,697	All
Suzhou, China(7)	2004	14,124	All
Johor, Malaysia(8)	2008	25,000	All

(1)	On April 25, 2007, we announced plans to construct a fully-owned manufacturing facility in Singapore. Depending on the growth and development of the world semiconductor market, we plan to invest approximately €2 billion in the facility over the next five years.

(2)	Owned by Inotera Memories, Inc., our joint venture with Nanya in which we and Nanya each own minority shares. We own 35.6% of the shares as of September 30, 2007. Our share in the production of the joint venture is 50%. The 35.6% of the shares we own include 0.24% of the share capital that remained held by Infineon Technologies Investment B.V. at the time of the carve-out. These shares cannot be transferred to us because of Taiwanese legal restrictions, and Infineon Investments holds them in trust for us.

(3)	During our 2007 financial year, approximately 57% of this facility’s capacity was used for the production of our products. As described under “Related Party Transactions and Relationships — with Infineon”, we use capacity at Infineon’s 200mm manufacturing facility in Dresden pursuant to an agreement with Infineon, as amended in January 2007. Under this agreement we have agreed to share equally with Infineon any potential restructuring costs that might be incurred in connection with the ramp-down of production, if neither company can use that capacity.

(4)	We own no equity interest in this facility but have licensed technology to the third-party owner. We are contractually entitled to a stated amount of the facility’s DRAM output, which is manufactured using our technology. See “— Strategic Alliances and Agreements” for more detail on these arrangements. We have recently phased out capacity utilization at the 200mm line at Winbond.

(5)	In addition, we have agreements with EEMS Italia SpA and UTAC, which provide additional back-end subcontracting services at their facilities in Italy and China and Singapore. We have also entered into a partnership with EEMS Italia SpA for the assembly and testing of memories in a dedicated facility in Suzhou, China.

(6)	Includes about 2,000m2 cleanroom and 10,000m2 not cleanroom classified production area.

(7)	We constructed this facility pursuant to our joint venture agreement with CSVC. See “— Strategic Alliances and Agreements” for more detail on these arrangements. We recently announced plans to construct a second manufacturing module with an additional cleanroom area of about 10,000m2 in calendar year 2007 for which we expect capital expenditures of €250 million over the next three years.

(8)	We recently announced plans to construct a new facility for module manufacturing in Johor, Malaysia for which we expect to invest €150 million over the next five years.

In the fourth quarter of our 2007 financial year we had access to a total front-end capacity of about 193,000 wafer starts in 300mm equivalents per month (equivalent to approximately 435,000 wafer starts in 200mm equivalents) through our own facilities, our joint venture and our foundry agreements. The capacities provided by our joint venture Inotera constituted 30%, the capacities sourced from our non-affiliated foundry partners SMIC and Winbond together constituted about 24% and the capacities sourced from Infineon’s 200mm facility at Dresden constituted about 7% of these capacities.

Process technology

In the front-end process, electronic circuits are produced on a silicon wafer. This process involves several hundred process steps and takes place over a period of approximately two months in a clean room environment in which humidity, temperature and particle contamination are precisely controlled. Because of the very small geometries involved in wafer processing, highly complex and specialized equipment, materials and techniques are used. The main process steps to build the circuit structures include oxidation or deposition steps, photolithography, etching and ion implantation. At the end of the front-end process the chips are tested on the wafer for functionality.

Our trench architectures requires a special deep trench etch process to etch the holes for the capacitors into the bare silicon wafer surface, a process which is undertaken early in the chip manufacturing process. These holes can be etched into silicon with very high aspect ratios (depth divided by the diameter of the hole). As a result, the trench capacitor has a very high surface area and therefore a high capacitance, or ability to store electrical charges. The higher the capacitance, the higher the number of electric charges a capacitor can store. We have used the high capacitance of the chips we have been manufacturing to reduce the voltage required to power the cell array.

Front-End Manufacturing

In the front-end manufacturing process, chips are produced on silicon wafers. Our front-end fabs generally operate 24 hours per day, 7 days per week, not including scheduled maintenance downtime (which generally involves only individual pieces or clusters of equipment, rather than entire facilities) and unscheduled stoppages. We do not generally adjust our manufacturing schedule in response to changes in demand. Maximum utilization of our facilities allows us to spread our high fixed-costs over a larger number of chips. In addition, given the complexity involved, our manufacturing processes are more stable if operated continuously. We had no significant unplanned production stoppages at our own front-end fabs during our 2006 financial year or our 2007 financial year.

Wafer Size Roadmap

In our efforts to continue to reduce our per-unit manufacturing costs, we continue to ramp up our volume of production on 300mm wafers. In the 2006 financial year, we continued to increase our share of DRAM manufacturing on 300mm wafers. Our 300mm Dresden facility has started commercial production using 75nm technology. In addition, our 300mm facility at Richmond, Virginia started commercial production in September 2005 and completed the first phase of its ramp-up to a capacity of approximately 25,000 wafer starts in April 2006. The maximum capacity of this facility is expected to amount to 50,000 wafer starts per month and we plan to ramp up production based on market developments. While we targeted a capacity of 36,000 wafer starts per month by the end of the 2007 financial year we decided to hold this capacity at 30,000 wafers per month. The first manufacturing module of Inotera, our 300mm manufacturing joint venture with Nanya, reached a maximum of 62,000 wafer starts per month during the 2006 financial year. The second manufacturing module of Inotera was constructed in the 2006 financial year and completed its ramp up in September 2007. With this, Inotera reached an aggregate capacity of 120,000 wafer starts per month by the end of the third quarter of the 2007 calendar year. Qimonda and Nanya are each entitled to 50% of Inotera’s capacity. Our foundry and development partner Winbond has officially opened its new 300mm facility in Taiwan end of April 2006 and began volume production in 2006. In April 2007 we announced plans to construct a fully-owned 300mm manufacturing facility in Singapore. Construction of the new facility is expected to start by the end of the 2007 calendar year, with the first wafer produced in the 2009 calendar year. We are planning a cleanroom size for a maximum capacity of 60,000 wafer starts per month. Given the cost efficiencies of production on larger wafer sizes, we believe that increasing the share of our 300mm production will substantially reduce our overall per-unit production cost for memory chips.

We believe that, among our principal competitors we are one of only two that have made substantial progress in ramping up 300mm production. With 81% of the DRAM bits we produced in the second quarter of the 2007 calendar year taking place on 300mm wafers, we believe, based on iSuppli research, that we have the highest percentage of bit production on 300mm wafers of the three largest DRAM suppliers. Through our early ramp-up, we have gained expertise in 300mm manufacturing techniques and technologies. We believe that, as we equip our remaining owned facilities with 300mm wafer technology, we will be able to gain additional cost advantages over competitors that have not yet switched a substantial portion of their manufacturing to 300mm technology.

Feature Size Roadmap

The increase in memory density and resulting reduction of chip feature sizes through the introduction of advanced process technologies is one of the key factors in reducing manufacturing costs. Innovations in process technologies and continual reductions in per-bit manufacturing costs have been driven largely by the needs of the standard DRAM market. The dynamics of this market have caused continuous evolution of process technologies, with an ongoing race for smaller die sizes and higher memory densities at lower prices. During the 2006 financial year, we increased the capacity share based on 90nm DRAM technology and started commercial production based on our 75nm DRAM technology. In addition, we developed and released for production in October 2006 an 80nm technology, which contains fewer technological upgrades than previous new technologies, but which we believe will improve the number of dies we are able to produce per wafer. In the fourth quarter of our 2007 financial year, approximately 25% of our capacities used to manufacture DRAMs had been converted to 80nm and 75nm technologies. With our joint venture partner Nanya, we are currently developing the 58nm technology node and we are targeting its introduction by the end of the 2008 financial year.

We intend to leverage the advantageous physical characteristics provided by our trench technology to develop three different platforms that address the specific needs of different customers for DRAM products that emphasize high performance, low-power consumption or low cost. We believe the ability to offer customers products tailored to their specific application requirements will increase our flexibility and help us improve the breadth of our product design-ins.

Back-End Manufacturing

In back-end manufacturing, chips are packaged, assembled and tested. We believe that our back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling us to perform assembly and test on a cost-efficient basis. In an effort to further enhance our back-end manufacturing efficiency and improve our cost position, we have increased our production volumes in lower-cost countries such as Malaysia and China. In March 2007, we announced plans to further expand our backend operations at Suzhou, China, with the construction of a second manufacturing module. In addition, we announced the construction of a new module house at Johor, Malaysia to increase our capacities for module manufacturing. Our back-end facilities provide us with the flexibility needed to customize products according to individual customer specifications.

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

“Fab Cluster” System

In 1998, we introduced our fab cluster system, through which we link and coordinate activities at our own front-end and back-end sites with those sites that are operated by our alliance, foundry and back-end partners. We operate these facilities as a cohesive unit which enables us to align these facilities through synchronized technical, quality and reporting guidelines. This system allows us to:

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

When one of our fab cluster’s facilities is qualified by a customer to make a specific product, qualification of the remaining fabs in the cluster is typically easy to achieve. By qualifying the entire cluster to a customer, we can supply that customer with products from any of our fabs, which affords us significant operational flexibility. Further, by maintaining access to facilities around the world, we are also able to attract highly skilled workers on a more global basis, and maintain access to lower-cost workers as required. This system permitted our joint venture Inotera to complete its first fab ramp-up to 50,000 wafer starts per month in four quarters which we believe is the benchmark in the industry.

Currently, our fab cluster includes our own front-end facilities in Dresden and Richmond, Virginia, our back-end facilities in Dresden, Malacca and Porto, as well as our front-end manufacturing joint venture Inotera, our back-end manufacturing joint venture Qimonda Suzhou, our front-end foundry partners Winbond, SMIC and Infineon (Dresden 200mm) and the dedicated back-end facility in Suzhou, China, of EEMS Italia SpA that is currently under construction and scheduled to start operations early in the 2008 calendar year.

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

ISO Certification

We have held ISO 9001 certification since 1986 and ISO/TS 16949 certification (which elaborates on particular requirements for the application of ISO 9001) since 2004. Qimonda has passed the re-certification audit in December 2006, with the result that the certification for ISO 9001 will be valid until end of December 2009 and the certification for ISO/TS 16949 will be valid until March 2010. Annual surveillance audits are performed by our Third Party Body, DNV Det Norske Veritas Zertifizierung und Umweltgutachter GmbH, Essen, Germany.

ISO quality management standards are developed by the International Organization for Standardization (ISO), the world’s leading developer of international standards to specify the requirements for state-of-the-art products, processes and managerial practices. ISO quality management certification is an indispensable condition to enjoying sound relationships with our customers.

Intellectual Property

Our intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models, designs and maskwork rights. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset which protects our investment in technology, and supports our licensing efforts with third parties.

Allocation of Existing Patents

In connection with our carve-out, the Infineon Group transferred to us ownership of all those patents and patent applications (which we refer to simply as patents in this section) attributable to the Memory Products business. The ownership of all other patents remained with the Infineon Group. Qimonda’s patent portfolio at the end of September 2007 included more than 20,000 patents and patent applications (representing more than 6,000 patent families) compared to more than 23,000 patents and patent applications that remained on the side of Infineon at the time of the carve-out.

Pursuant to the contribution agreement, the Infineon Group may continue to use any patents transferred to us outside the memory products business for their lifetimes. The contribution agreement likewise permits us to use those patents remaining with the Infineon Group within the memory products business under terms corresponding to those we extended to Infineon under this agreement.

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

The Infineon Group will receive royalty-free licenses to use our patents outside the memory products business for the lifetimes of the patents or until a change of control of Infineon occurs. If a change of control of Infineon occurs, the licenses would continue if we received corresponding licenses for the memory products field from the third party then controlling Infineon.

The contribution agreement likewise permits us to use those patents applied for by Infineon in the memory products business, under terms equivalent to those we extended to Infineon under this agreement, including a mechanism for handling any change of control equivalent to the one described above.

Sublicense Rights

In connection with a spin-off or the creation of a joint venture, Infineon has the right to sub-license any patents transferred to us as part of the carve-out, as well as any Qimonda patents subject to the cross-license arrangements between Infineon and us, as described above, as long as:

•	the patents are used outside the memory products business;

•	we receive a grant-back license from the spin-off or joint venture and its majority shareholder in the memory products business; and

•	such majority shareholder has no pending patent law suit with us.

In connection with a spin-off or joint venture involving Qimonda, the contribution agreement likewise permits us to sub-license those patents remaining with Infineon, as well as any of Infineon’s patents subject to the cross-license arrangements, described above, within the memory products business, under terms equivalent to those we extended to Infineon under this agreement.

As long as we are a Majority-Owned Subsidiary of Infineon

Infineon is permitted to license any patents for which we apply while Infineon is our majority shareholder within cross-license agreements it had already concluded with third parties as of the carve-out date and which require the licensing of patents of subsidiaries.

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

Cross-License Agreements with Third Parties

It is common in the semiconductor industry for companies, including competitors, to enter into patent cross-license agreements with each other. In the event of an imbalance in the size of the respective portfolios of two companies or other factors, such as revenue, such an agreement may also provide for a cash payment from one party to the other. Infineon is a party to a number of patent cross-license agreements from which we benefit as a majority-owned subsidiary of Infineon. Although we believe that our own substantial patent portfolio will position us to conclude patent cross-license agreements on favorable terms and conditions with other semiconductor companies, we may find that our bargaining position is substantially less than that of the Infineon Group as a whole. In addition, if Infineon ceases to own at least a majority of our shares, we will lose the benefit of coverage under certain of Infineon’s cross-license agreements with other parties while the parties may continue to be licensed under the patents Infineon has transferred to us. We are currently in patent cross-license negotiations with several major semiconductor industry participants and expect to enter into additional patent cross-license agreements with other parties in the future.

If Infineon ceases to own the majority of our shares, our rights to use patents under some of these cross licensing agreements will terminate. See “Risk Factors — Risks related to our operations — We may not be able to protect our proprietary intellectual property or obtain rights to intellectual property of third parties needed to operate our business” and “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may lose rights to intellectual property arrangements if Infineon’s ownership in our company drops below certain levels.”

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

While it may be possible that Infineon could compete with us on the basis of those patents that remained with Infineon we do not view this possibility as a material threat to our business. Infineon transferred all patents to us that were attributable to the Memory Products business and are licensed to use those patents in the future only outside of the memory products business. In addition, since Infineon transferred to us all of the assets and development resources attributable to the Memory Products business, Infineon would need to make very substantial investments or independently acquire technology to re-enter and compete with us in the memory products business.

Settlement Agreement with Rambus

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

Amendment and Partial Termination of Our License Agreement with Saifun

In April 2001, we established the Infineon Technologies Flash joint venture with Saifun in which we held a 51% ownership interest. In the 2003 financial year, we increased our ownership interest to 70% by contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, we modified the cooperation agreement with Saifun. As a consequence, we consummated the acquisition of Saifun’s remaining 30% share in the joint venture in January 2005 and were granted a license for the use of Saifun NROM® technologies, in exchange for $95 million to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating €7 million. We retained the option to terminate the entire license or parts thereof at any time without penalty. During the quarter ended June 30, 2005, we exercised our termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 million and €29 million, respectively, as of June 30, 2005. In light of the weak market conditions for commodity NAND flash memories in the fourth quarter of our 2006 financial year, we decided to ramp down our Flash production and cease the current development of NAND-compatible flash memory products based on Saifun’s proprietary NROM® technology. We and Saifun amended the license agreement to terminate quarterly installment payments as of December 31, 2006. As a result, we reduced our payables, goodwill and other intangible assets, and recognized an impairment charge of €9 million related to license and fixed assets which were not considered to be recoverable as of September 30, 2006.

Equipment

We purchase most of our front-end equipment from Applied Materials, ASM Lithography and Tokyo Electron. In periods of high market demand, the lead times from order to delivery of such specialized equipment can be as long as six to twelve months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers, as well as by pursuing a multiple-vendor strategy to avoid undue dependence on a single supplier. Because we manufacture DRAMs using trench cell technology, we require special equipment for etching the ultra deep trenches into the silicon. These so called “trench etchers” are based on common etch tools that we have modified together with our equipment suppliers to suit our special needs. We currently source our trench etch equipment from two etch equipment suppliers.

We purchase testing equipment for front-end and back-end principally from Advantest. In addition to specialized testing equipment, we maintain a variety of other types of equipment that are used in the testing process.

Raw Materials

The most important raw materials in our front-end process are polished silicon wafers, chemicals, precious and other metals, and gases. The principal suppliers for our wafers are Siltronic, SEH, MEMC, and SUMCO. The principal raw materials used in back-end packaging, assembly and test are leadframes or laminate substrates, gold wire and molding compound. Purchased materials and supplies in our 2006 financial year were approximately 38% of our net sales and 28% in our 2007 financial year

We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. We are not dependent on any one supplier for a substantial portion of our raw material requirements for packaging, assembly and test. Our raw material procurement policy is to select vendors that have demonstrated quality control and reliability with respect to delivery time. In addition, we maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. We generally enter into one-year supply agreements with raw material suppliers that offer competitive prices. Although shortages have occurred from time to time and lead times have been extended on occasion in the industry, we have not experienced any significant production interruption as a result of difficulty in obtaining raw materials to date.

Employees

The numbers, functions and geographic locations of our employees at the dates indicated were as follows:

	As of September 30
	2005	%	2006**	%	2007	%

Function:
Production	7,686	80%	9,113	77%	9,834	73%
Research & development	1,440	15%	1,756	15%	2,506	19%
Sales & marketing	264	3%	320	3%	391	3%
Administrative	216	2%	613	5%	750	5%

Total	9,606	100%	11,802	100%	13,481	100%

Region:
Germany	4,058	42%	4,684	40%	5,072	38%
Other Europe	1,405	15%	1,666	14%	2,175	16%
North America	2,494	26%	2,763	23%	2,955	22%
Asia/Pacific (**)	1,622	17%	2,651	23%	3,220	24%
Japan**	27	*	38	*	59	*
Other	0	0%	0	0%	0	0%

Total	9,606	100%	11,802	100%	13,481	100%

*	Less than 1% of total numbers.

**	Our operations in Japan and Korea were legally transferred from Infineon in our 2007 financial year.

In the 2007 financial year, our headcount increased by 1,679 employees, principally due to increased capacities, especially in the production areas in Suzhou, Porto and Dresden. In addition, we further increased the number of product design engineers at various development centers and filled positions at our sales, marketing and general administration departments. The numbers presented in this table as of September 30, 2005, represent the headcount of the memory products business and exclude any allocation of corporate functions performed by Infineon. The numbers presented as of and after September 30, 2006, show the headcount of Qimonda and include our corporate functions. The net increase of R&D employees results mainly from organizational changes implemented at the beginning of our 2007 financial year, dedicating the activities of existing employees from production to the R&D field. Moreover, we strengthened our R&D force in the area of product and technology development.

Our employees in Germany are represented by local works councils (lokale Betriebsräte) and a Qimonda group works council (Konzernbetriebsrat). Works councils are employee-elected bodies established at each location in Germany and also at a company/group level (on the basis of German labor laws). Close cooperation between management and works councils can be a strong source of stability, minimizing employee unrest and strikes, and ensuring management the ability to execute strategy changes and/or restructuring in a cooperative manner. Works councils have numerous rights to receive notice and participate in policy making in matters regarding personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to participate in policy making regarding social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. A separate works council exists at our subsidiary in Dresden, Qimonda Dresden GmbH & Co. OHG. The members of our senior management are represented by a senior management committee (Sprecherausschuss) in Germany.

Approximately 700 Infineon employees in Germany who were transferred to our company are covered by the terms of collective bargaining agreements between unions and the Employers’ Association (Arbeitgeberverband) of which Infineon is a member. The agreements cover both working conditions (Rahmentarifvertrag) such as hours and holidays as well as wages (Gehaltstarifvertrag). The working conditions and similar types of agreements applicable as of April 30, 2006 to these 700 employees will remain applicable until their planned revision by the end of 2008. The wage agreements are typically re- negotiated each year. The wage agreement for this year was signed in May 2007. No short “warning” work stoppages took place during these negotiations.

Although we will not be a member of the Employers’ Association, and therefore not obligated by future collective bargaining agreements, the approximately 700 employees who transferred from Infineon to us will receive wages equal to those agreed between the unions and Employers’ Association during their yearly re-negotiations through June 2008. Beginning in the first quarter of our 2009 financial year, we plan to be no longer bound by these collective bargaining agreements and will introduce our own compensation systems, based on the outcome of negotiations with the works council.

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

Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and us, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrued liability that Infineon transferred to us pursuant to the contribution agreement. Infineon has agreed not to settle this lawsuit without our prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. We have agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the litigation settled with Tessera.

In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific provisions with respect to claims or lawsuits arising after the carve-out date:

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

Antitrust Matters

U.S. Department of Justice Investigation

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with its investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. Infineon has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM product sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from Infineon.

U.S. Civil Litigation

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.

Direct Purchaser Litigation

Sixteen cases were filed between June 2002 and September 2002 in several U.S. federal district courts purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers in the United States during a specified time period (the “Direct U.S. Purchaser Class”), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (MDL). In June 2006, the court issued an order certifying a direct purchaser class.

In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (granting an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006 and the court entered final judgment and dismissed the class action with prejudice on November 2, 2006. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. We would also be responsible for this payment. The additional amount payable would be calculated by multiplying the amount by which these sales exceed

$208.1 million by 10.53%. We do not currently expect to pay any additional amount to the class. We have reached individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

In April 2006, Unisys Corporation filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, and therefore their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. On April 5, 2007 the court dismissed Unisys’s initial complaint with leave to amend for failing to give proper notice of its claims. Unisys filed a First Amended Complaint on May 4, 2007. Infineon, its principal U.S. subsidiary, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint on June 4, 2007. On October 15, 2007, the court entered an order denying the motion to dismiss without prejudice. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order on April 26, 2007.

Between February 28, 2007 and March 8, 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc. and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. As with Unisys and Honeywell, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement. All four of these opt-out cases were filed in the Northern District of California and have been related to the MDL described above. Based upon the Court’s order dismissing portions of the initial Unisys complaint above, the plaintiffs in all four of these opt-out cases filed amended complaints on May 4, 2007. On June 4, 2007 Infineon and its principal U.S. subsidiary answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. Also on June 4, 2007, Infineon and its principal U.S. subsidiary, along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust and Unisys amended complaint. On October 15, 2007, the court entered an order denying the motion to dismiss without prejudice. On October 15, 2007, the court entered an order denying the motions to dismiss in the Unisys and the DRAM Liquidation Trust cases without prejudice. On October 29, 2007, Infineon answered the Unisys complaint, denying liability and asserting a number of affirmative defenses. On November 1, 2007, Infineon answered the DRAM Claims Liquidation Trust complaint, denying liability and asserting a number of affirmative defenses.

Indirect Purchaser Litigation

Sixty-four additional cases (including a lawsuit discussed separately under “— Foreign Purchaser Litigation” below) were filed between August 2002 and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except the lawsuit discussed under “— Foreign Purchaser Litigation”) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL-litigation. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. The plaintiffs in the indirect purchaser cases that originated outside California which have not been transferred to the MDL agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial-proceedings through a single complaint on behalf of a putative nationwide class of indirect purchasers in the MDL. The defendants filed two motions for judgment on the pleadings directed at several of the claims in the indirect purchaser case pending in the MDL. The court entered an order on June 1, 2007 granting in part and denying in part the defendants’ motions. The order dismissed a large percentage of the indirect purchaser plaintiff’s claims, and granted leave to amend with regard to claims, under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. On June 29, 2007, the indirect plaintiffs filed both a First Amended Complaint, and a motion for leave to file a Second Amended Complaint that attempted to resurrect some of the claims that were dismissed. On August 17, 2007, the court entered an order granting the motion to file the Second Amended Complaint, which repleaded part of the previously dismissed claims. On October 1, 2007, all defendants filed a joint motion to dismiss several of the claims in the Second Amended Complaint. The hearing on the motion to dismiss is scheduled for December 12, 2007. The indirect plaintiff’s motion for class certification was filed on July 10, 2007, and defendants filed a joint opposition to that motion on September 28, 2007. The hearing on the motion for class certification is scheduled for January 16, 2008.

Foreign Purchaser Litigation

A lawsuit filed on May 5, 2005 in the Eastern District of Pennsylvania, purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend in March 2006. In July 2006, Plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief in September 2006. No hearing date has yet been scheduled for the appeal. Infineon intends to defend itself vigorously if the court of appeals remands this lawsuit.

State Investigations

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, the New York case was transferred to the Northern District of California and made part of the MDL proceeding. In July 2006, the state attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the state attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. On October 10, 2006, Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. A hearing on these motions to dismiss was held on February 7, 2007. On August 31, 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend. On October 1, 2007, the plaintiffs filed amended complaints in both the New York and Multi-state actions, and, on October 3, they filed requests for leave to file further amendments to their complaints. Between June 25 and August 15, 2007, the state attorneys general of four states, Alaska, Ohio, New Hampshire and Texas, filed requests for dismissal of their claims without prejudice.

European Commission Investigation

In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of the actual fine. Infineon is fully cooperating with the Commission in its investigation.

Canadian Competition Bureau Investigation

In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. Infineon is cooperating with the Competition Bureau in its inquiry.

Canadian Civil Litigation

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, a hearing on the certification motion has been scheduled for August 2007 and will resume in November 2007. In one Quebec class action, a tentative date for the motion for authorization (certification) has been set for May 2008 (with some possibility of a March 2008 date if the court calendar opens); the other Quebec action has been stayed pending developments in the one that is going forward.

Securities Class Actions

Between September 2004 and November 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as defendant and one of which is currently the chairman of our Supervisory Board) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and in June 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period between March 2000 and July 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its principal U.S. subsidiary and the two Infineon officers filed motions to dismiss the consolidated amended complaint. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. The plaintiffs filed a third amended complaint on July 17, 2007 and Infineon has filed a further brief in support of its motion to dismiss in October 2007. The court has scheduled the hearing on the motion on November 19, 2007. In the contribution agreement we entered into with Infineon, we agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

Infineon believes these claims are without merit. We are currently unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from these actions. If the outcomes of these actions are unfavorable or if Infineon incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on our financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class actions and Infineon filed suits against the carriers in December 2005 and August 2006. Infineon’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claims against the other insurance carrier are still pending.

Patent Litigation

Lin Packaging Technologies, Ltd.

On April 10, 2007, Lin Packaging Technologies, Ltd. (Lin) filed a lawsuit against Infineon, Infineon Technologies North America Corp. and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products were infringing two Lin patents. In May 2007, Lin amended its complaint to include Qimonda AG, Qimonda North America Corp. and Qimonda Richmond LLC. Under the contribution agreement with Infineon, we are required to indemnify Infineon for claims (including any related expenses), if any, arising in connection with the aforementioned suit.

Accruals and the Potential Effect of these Lawsuits on Our Business

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2007, we have accrued liabilities in the amount of €101 million related to potential liabilities and risks with respect to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described above. The accrued liabilities, other current and non-current liabilities, and other commitments and contingencies related to legal proceedings are further reported in Notes 16 and 18 of our unaudited condensed combined and consolidated financial statements.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, Infineon, and most likely us, which would have a material adverse effect on our business, results of operations, financial condition and cash flows. In each of these matters we are continuously evaluating the merits of the respective claims and defending ourselves vigorously or seeking to arrive at alternative resolutions in our best interest, as we deem appropriate. Irrespective of the validity or the successful assertion of the claims described above, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Other Matters

We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. We have accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial condition, although the final resolution of such matters could have a material adverse effect on our results of operations or cash flows at that time.

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

Another aspect of our efforts to minimize our impact on the environment is our comprehensive “green product” strategy, which refers to our efforts to eliminate lead and halogen from our products. We first produced green products and modules in December 2002 and as of September 30, 2007, 86% of all our products were “green” while 95% of our manufactured modules used “green components”. The remaining products that cannot be classified as “green” are produced with these substances due, in most cases, to customers’ specific requirements.

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

A similar set of rules has recently been implemented in the People’s Republic of China. Beginning on March 1, 2007, these rules imposed labeling requirements on all electronic information products, as defined in those rules that are sold in the Chinese retail market. In addition, a self-declaration containing details on the affected chemicals and compounds must be created and communicated within the supply chain. The future implementation obligations of this new law may impose additional costs upon our business or may have an effect on our ability to timely meet customer demand for our products in China.

The Waste Electrical and Electronic Equipment Directive, or WEEE, imposes “take back” obligations on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. The implementation of the WEEE directive has not been completed in most EU Countries and therefore the potential costs are not foreseeable. We have begun supplying WEEE-compliant products in the German market. The related cost impact is minor in Germany, but could be higher in other countries depending on their implementation of the directive.

The Registration, Evaluation and Authorization of Chemicals used in the European Union, or REACH Regulation, is a regulatory framework that concerns the registration, evaluation and authorization of certain chemicals. This regulatory framework came into effect in December 2006. While it has not been fully determined which chemicals will fall under these regulations, we believe the regulation is targeted towards chemical companies and industries in which significant volumes of chemicals are used. As we use very few chemicals whose volume exceeds 100 tons per year, we are classified as a “down-stream user category II” under this legislation. Furthermore, this legislation contains a proposal to exempt companies who meet certain standards from the authorization process. Due to these uncertainties, we believe it is premature to estimate the potential costs this regulation could impose on us.

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

Real Property

The following table sets forth, as of September 30, 2007, the location, size and primary use of our major real properties and whether such real properties are owned or leased.

	Approximate size			Owned or leased
Location	Land	Building	Primary uses (in square meters)	Land	Building
	(in 1,000m2)

Burlington, Vermont	*	3	Research	*	Leased
Dresden, Germany(1)	132	154	Research, Wafer fabrication, Assembly and Testing	Owned	Partly owned and leased
Malacca, Malaysia(2)	13	16	Assembly and Testing	Leased	Partly owned and leased
Munich, Germany(3)	*	48	Headquarters and Research	*	Leased
Padua, Italy	*	**	Research	*	Leased
Porto, Portugal(4)	220	57	Assembly and Testing	Owned	Owned
Raleigh, North Carolina	*	9	Research	*	Leased
Richmond, Virginia(5)	853	126	Wafer Fabrication	Owned	Owned
Suzhou, China	200	41	Assembly and Testing	Leased	Owned
Xi’an, China	*	2	Research	*	Leased

*	Not applicable for leased properties.

**	The premises in Padua, Italy, consists of 450m2

(1)	Refers to our 300mm wafer fabrication, back-end manufacturing and research facility, including research conducted in conjunction with our development partner, Nanya. The building space is in two locations, of which 20.000m2 is leased.

(2)	Includes a 13,000m2 building owned by our company and 3,000m2 of space leased from Infineon.

(3)	Includes research and office space at our five locations in and around Munich.

(4)	Subject to limited exceptions, under the terms of the financing arrangements relating to the site, we must receive the consent of Portuguese authorities to sell, lease or assign this property.

(5)	We currently have five buildings on this property.

As of September 30, 2007, we also leased more than 10,000m2 of office space for administrative, sales, logistics and other use, at various locations around the world.

On October 8, 2007, we entered into a rental agreement for a new headquarters in Neubiberg (near Munich), Germany. The agreement involves the construction of a building by a third party lessor on land adjacent to Infineon’s corporate headquarters, and provides for a 15 year initial non-terminable tenancy. We expect the lease to commence when the construction of the building is completed, which is currently scheduled for early 2010.

We recently agreed to lease approximately 100,000m2 of land in Malaysia. We are currently constructing an additional building with a total size of 15,500m2 and expect it to be completed in February 2008.

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

In general, the four shareholder representatives on the Supervisory Board are elected by a majority of the votes cast at a shareholders’ meeting. During our extraordinary shareholders’ meeting held on July 14, 2006, four new Supervisory Board members were elected. With effect as of the close of the Supervisory Board’s meeting on July 24, 2007, Mr. Michael von Eickstedt resigned from office as a shareholder representative on the Supervisory Board. As our next annual general meeting will not take place before 2008, we, together with other applicants, initiated a court proceeding in accordance with Section 104 of the German Stock Corporation Act to have the competent court appoint a shareholder representative for a transitional period that will continue until the next annual general meeting has taken place. Section 104 of the German Stock Corporation Act generally provides that application for a court appointment can be made if the actual number of Supervisory Board members is below the number required by law or the articles of association for a period in excess of three months or, if the matter is urgent, before expiration of the three month period. On August 27, 2007, the court appointed Prof. Dr. Claus Weyrich as a member of the Supervisory Board.

The two employee representatives on our Supervisory Board come from the ranks of our employees (excluding executive employees (leitende Angestellte)). As the voting procedure with respect to the employee representatives is time-consuming, the two employee representatives, Messrs. Johann Grundbacher and Lothar Armbrecht, were appointed by the court on July 20, 2006 based on the court proceeding in accordance with Section 104 of the German Stock Corporation Act.

Our Articles of Association allow the shareholders, by a vote of three quarters of the votes cast in a general meeting, to remove any member of the Supervisory Board they have elected. The employee representatives may be removed by the group of employees that were entitled to elect them by a vote of three-quarters of the votes cast. The Supervisory Board will elect a chairman and a deputy chairman from among its members. The Supervisory Board normally acts by simple majority vote with the chairman having a casting vote. Supervisory Board resolutions are subject to a quorum of half of the members of which the Supervisory Board must be composed.

The Supervisory Board meets at least twice during each half of a calendar year. Its main functions are:

•	to appoint our Management Board;

•	to monitor our management;

•	to approve matters in areas that the Supervisory Board has made generally subject to its, or one of its committee’s, approval; and

•	to approve matters that the Supervisory Board decides on a case by case basis to make subject to its approval.

Supervisory Board Members

The following table lists current members of our Supervisory Board, their ages, their functions and their principal occupations:

Name	Age	Function	Principal occupation

Peter J. Fischl	61	Chairman	CFO and Member of the Management Board of Infineon Technologies AG.
Richard Previte	72	Deputy Chairman	Former President, Advanced Micro Devices, Inc.
Prof. Dr. Claus Weyrich	63	Member	Former Member of the Management Board of Siemens AG
Yoshio Nishi	67	Member	Professor, Stanford University
Johann Grundbacher	43	Member	Electrical Engineer, Qimonda AG
Dr. Lothar Armbrecht	54	Member	Member of Works Council

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

Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Supervisory Board that provide for benefits during or upon termination of their board membership other than as described under “— Management Board — Compensation”.

The current members of our Supervisory Board do not own, directly or indirectly, any of our share capital. The business address of each of the members of our Supervisory Board is Gustav-Heinemann-Ring 212, 81739 Munich, Germany.

Significant Differences between our Corporate Governance Practices and those of U.S. Companies Listed on the New York Stock Exchange

A brief, general summary of the significant differences between our corporate governance practices under German law and the practices applicable to U.S. companies listed on the New York Stock Exchange is available at http://www.qimonda.com/about/investorrelations/corporate_governance/significant_differences.html. This website address is included in this annual report as an inactive textual reference only.

Committees of the Supervisory Board

Our Supervisory Board has established the following committees:

Investment, Finance and Audit Committee

Our Supervisory Board has established an Investment, Finance and Audit Committee, comprising two shareholder representatives and one employee representative. The Investment, Finance and Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company, among other duties, including:

•	preparing the decisions of the Supervisory Board concerning approval of our company’s annual financial statements, including review of the financial statements, the management report, the proposed application of earnings and the reports of our registered public accounting firm;

•	reviewing the (interim) financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

•	handling auditor independence issues, the proposal to the Supervisory Board with respect to the appointment of the independent auditor by the general shareholders’ meeting, mandating our auditor (including the fee arrangement and the determination of the focus of the audit) to audit our consolidated and unconsolidated annual financial statements, approving any consulting services by the auditor and supervising the auditor including the resolution of disputes between the Management Board and the auditor;

•	approving decisions of our Management Board or one of its committees regarding increases of our company’s capital through the issuance of new shares from our authorized capital, to the extent that we are not either issuing the shares to employees or using them for a share option plan (subject to contrary resolutions of the shareholders’ meeting);

•	approving decisions of our Management Board in relation to any investment or disposition if its value exceeds 10% of the total financial year’s investment budget, in relation to the agreement of securities, guarantees and loans to or from third parties outside our group of companies which in each case exceeds 5% of our shareholders’ equity (Eigenkapital) on the latest audited consolidated balance sheet of our group of companies and in relation to the financial year’s budget (including finance, investment and personnel planning);

•	handling risk management issues and supervising the risk management system;

•	establishing procedures pursuant to which our employees can report to the Investment, Finance and Audit Committee, on an anonymous and confidential basis, complaints regarding our accounting and auditing practices, including internal accounting controls, and enacting rules pursuant to which such complaints received by us from third parties will be reported to the Investment, Finance and Audit Committee;

•	discussing any flaws relating to our internal control systems, which come to the attention of the Investment, Finance and Audit Committee;

•	examination of our bookkeeping, documents and assets;

•	approval of Management Board resolutions on the utilization of the authorization granted by our shareholders to issue convertible bonds, including, in particular, the maximum amount of the issuance and the exclusion of shareholders’ preemptive rights.

The Investment, Finance and Audit Committee also supports the Supervisory Board in its exercise of its duty to supervise our business. It may exercise certain oversight powers conferred upon the Supervisory Board by German law for this purpose. Decisions of the Investment, Finance and Audit Committee are subject to the quorum that two thirds, but at least three of its members participate and require a simple majority.

Messrs. Previte (chairman), Weyrich and Armbrecht sit on the Investment, Finance and Audit Committee.

Technology Committee

Our Supervisory Board has established a Technology Committee. This committee advises the Management Board on technology related issues. Messrs. Nishi (chairman), Fischl and Grundbacher sit on this committee.

Presidential Committee

Our Supervisory Board has established a Presidential Committee. Among other things, this committee handles, and prepares resolutions of the full Supervisory Board on, all matters relating to the relationship between us and the Management Board, including the execution, amendment and termination of the service agreements with the Management Board members, as well as the appointment and removal of Management Board members. In this function, the Presidential Committee carries out tasks that are normally carried out by compensation committees of U.S. public companies. Messrs. Fischl (chairman), Weyrich and Previte sit on this committee.

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

Notwithstanding the joint responsibility of all Management Board members for management matters, the rules of procedure provide that the Management Board may, with the consent of the Supervisory Board, establish a plan on the internal allocation of responsibilities among the Management Board members. According to the plan we have established, Mr. Kin Wah Loh is responsible for strategy and business development, personnel strategy, regions, law, communications, technology, innovation, patents, products, product development, quality management, IT and procurement. Mr. Seifert is responsible for the areas computing, graphics, consumer and mobile, AENEON, purchasing, production, supply chain and logistics, sales and regional centers. Dr. Majerus is responsible for planning and controlling, bookkeeping, accounting and reporting, tax, participation management, finance, internal audit and compliance, security (including data protection and environmental matters), investor relations, export control and duties and personnel.

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

				Principal business
				activities outside
		Term	Position	company (including
Name	Age	expires	within company	principal directorships)

Kin Wah Loh	53	2011	Chairman of the Management Board	—
Dr. Michael Majerus	46	2010	Member of the Management Board	Director, Inotera Memories, Inc.
Thomas Seifert	44	2009	Member of the Management Board	Director, Inotera Memories, Inc.

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

The current members of our Management Board do not own, directly or indirectly, any of our share capital. We do not expect that the members of our Management Board will, individually or in the aggregate, own, directly or indirectly, more than 1% of our company’s outstanding share capital, including for these purposes any ADSs or options they may acquire in or at the time of the offering. The business address of each of the members of our Management Board is Gustav-Heinemann-Ring 212, 81739 Munich, Germany.

Compensation

Our Articles of Association provide that the annual compensation for each member of the Supervisory Board will be $50,000. The chairman of the Supervisory Board will receive $150,000 and the deputy chairman, as well as each chairman of a Supervisory Board committee, will receive $100,000, in each case per full financial year. Shareholder representatives on the Supervisory Board affiliated with Infineon have waived their right to receive compensation for as long as Infineon remains a significant shareholder of the Company. Our Articles of Association provide that each member of the Supervisory Board will receive, for each full financial year, 5,000 ADS appreciation rights. These are automatically granted, and may later be exercised, under the same terms and conditions that apply under the stock option plan approved by the shareholders’ meeting that will be in force in the year of the grant of the ADS appreciation rights. See “— Employee Stock Option Program”. These rights will provide the member the cash benefit of any appreciation in our ADS price during the time the right is held but will not entitle any member to receive ADSs or the underlying shares. That is, upon exercise of such rights, we will pay the member the amount of cash equal to the difference between the grant price and the average ADS price over a several day period before the exercise date. The annual appreciation rights were automatically granted on November 24, 2006, the date on which the stock options were granted under our stock option program (5,000 appreciation rights were granted to Messrs. Previte, Nishi, Armbrecht and Grundbacher; Prof. Weyrich received pro rata 486 appreciation rights).

For our 2007 financial year, the individual members of the Supervisory Board received the following cash remuneration:

Fixed
remuneration

Peter J. Fischl	$—
Richard Previte	100,000
Yoshio Nishi	100,000
Prof. Claus Weyrich	4,861
Michael v. Eickstedt	—
Dr. Lothar Armbrecht	50,000
Johann Grundbacher	50,000

Total	$304,861

We entered into employment service contracts with each of the members of the Management Board. Pursuant to these contracts, the members of the Management Board are entitled to receive an annual base salary plus a regular annual bonus, the amount of which will depend upon Qimonda’s return on invested capital. We will pay a total of €2,250,000 in base salary to the members of our Management Board each year under these contracts. We may pay between €700,000 and €2,460,000 in total to the members of our Management Board under their service contracts in the form of a yearly bonus dependent on company performance as measured by return on assets (year-end EBIT divided by the sum of equity and debt). The yearly bonus for each member may be increased in €20,000 increments for each percentage point return on assets exceeding 12% in any given year. In addition, each member is eligible to receive a discretionary bonus in the event the member achieves additional performance targets established by the Supervisory Board. The Management Board may also receive other compensation, including continued remuneration in the event of sickness, allowances for insurances, and non cash benefits for business trips, as well as company cars. Under the service contracts, Management Board members are also entitled to receive a fixed annual pension that increases over time depending on the number of years served on the Management Board. We will pay up to a maximum of €750,000 per year in pension to the members of our Management Board. In principle, members of the Management Board are entitled to such pension after the age of 65. Upon a Management Board member’s death, benefits may be payable to the deceased’s spouse or orphaned children. Each of the service contracts expires when the Management Board member’s term of office is terminated. In the absence of arrangements to the contrary, the contract expires on the member’s 65th birthday.

None of Infineon, us or our subsidiaries have extended any loans to any member of our Supervisory or Management Boards.

If a person (alone or together with others) acquires 30% or more of the voting rights in our company, which the service agreements with our Management Board members define as a change of control, and a member of the Management Board then resigns or his service agreement is terminated, that member of the Management Board is entitled to a severance payment calculated based on the member’s fixed annual salary and in some circumstances taking into account the otherwise remaining term on the Management Board of that member. The Chairman of the

Management Board is entitled to a larger severance payment than the other members of the Management Board. The pension rights and rights with respect to granted stock options of any member of the Management Board that resigns or whose service agreement is terminated in the event of a change of control remain unaffected.

For our 2007 financial year, beginning on October 1, 2006, the individual members of the Management Board were entitled to following compensation:

		Other	Yearly bonus dependent	Total
	Base salary	compensation	on company performance	compensation

Loh Kin Wah	€1,050,000	€63,832	€—	€1,113,832
Dr. Michael Majerus	600,000	25,291	—	625,291
Thomas Seifert	600,000	19,634	—	619,634

Total	€2,250,000	€108,757	€—	€2,358,757

Employee Stock Option Program

Our shareholders have authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives in our group, through September 30, 2009, a total of 6,000,000 non-transferable option rights to receive ordinary shares issued by us.

The option rights may be allocated as follows: the first group, consisting of the members of our Management Board, may receive a total of up to 1,200,000 option rights. Our Supervisory Board allocated 400,000 options for grant in the 2007 financial year of which 200,000 are for Mr. Loh, 100,000 are for Mr. Majerus and 100,000 are for Mr. Seifert. These options were granted on November 24, 2006. In addition, our Supervisory Board allocated 200,000 options for grant to our Management Board in the 2008 financial year of which 100,000 are for Mr. Loh, 50,000 are for Mr. Majerus and 50,000 are for Mr. Seifert. These options have not yet been granted. The second group, consisting of the members of the executive boards of our subsidiaries in Germany and abroad, may receive a total of up to 1,000,000 option rights. The third group, consisting of further key executives who will be nominated based on their performance to receive up to a specific number of options based on their job classification, may receive a total of up to 3,800,000 option rights. For the second group, 215,600 options and for the third group 1,284,600 options were granted on November 24, 2006. In total, about 4% of our work force participates in the plan. During any fiscal year, not more than 40% of the total option rights allocable to the respective group may be issued to the members of such group. No option rights may be issued to executives of any of our group companies that are listed on a stock exchange and their subsidiaries, if and for as long as such companies maintain their own stock option plans.

Option rights may be granted within 45 days upon the publication of our results for the preceding fiscal year or within 45 days of publication of our results for the first or second quarter of a fiscal year, but, in each case, no later than two weeks prior to the end of the respective quarter.

The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years. The exercise of each option right is subject to the condition that the exchange price of our ADSs on the New York Stock Exchange will, during the life of the respective option right, exceed the index “Philadelphia Semiconductor Sector (SOX)” on at least three consecutive days. In order to determine whether such exceeding has taken place, the SOX and the strike price of the respective option right will be set at 100 at the day on which the option right is granted.

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

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our company’s share capital by (1) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares), (2) the public and (3) the members of our Management Board and Supervisory Board, each as a group, on September 30, 2007. We are not directly or indirectly owned or controlled by any foreign government.

	Shares and ADSs owned after
	the initial public offering
	Percent	Number

Infineon Technologies Investment B.V.(1)	49.03%	167,686,026
Infineon Technologies AG(2)	28.44%	97,293,975
Public Shareholders	22.53%	77,050,000
All the members of our Supervisory and Management Boards as a group	0	0
	100%	342,000,001

(1)	On July 17, 2006, Infineon Technologies Holding B.V., a wholly-owned subsidiary of Infineon Technologies AG, transferred its Qimonda shares, representing approximately 55.9% of our total share capital at that time, to its wholly-owned subsidiary Infineon Technologies Investment B.V., a private limited liability company under Dutch law. On July 18, 2007, in connection with the transfer of ownership of Qimonda Japan K.K. from Infineon, a capital increase of Qimonda AG comprising a single share was registered with the Commercial Register. The current registered share capital of Qimonda AG amounts to €684,000,002. On September 26, 2007, Infineon Technologies Investment B.V. placed bonds that are exchangeable for an aggregate of up to 20,515,267 of Qimonda ADSs (representing approximately 6% of our current share capital) currently held by Infineon Technologies Investment B.V at specified times until August 31, 2010.

(2)	On September 25, 2007, Infineon sold 28,750,000 Qimonda shares to the public from its shareholdings in a public secondary offering. Infineon’s holdings include 3,550,098 Qimonda shares equal to 1.04% of the equity interests in Qimonda that Infineon loaned to an affiliate of J.P. Morgan Securities, Inc. in connection with Infineon Technologies Investment B.V.’s placement of bonds exchangeable into shares of our company as described above. These shares must be returned no later than August 31, 2010 upon the termination of the loan. Infineon has advised us that J.P. Morgan has already returned some of these shares.

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

RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

With Infineon

We have previously entered into various short-term borrowing arrangements with Infineon. The largest amount outstanding under these arrangements during the two financial years ended September 30, 2004 and 2005 was €524 million, as determined on a pro-forma basis for these periods only. As of September 30, 2006, our indebtedness to Infineon amounted to $435 million (€344 million) bearing interest at a weighted average rate of 6.23%. We repaid the outstanding amount of this loan in April 2007 from available funds.

Carve-out and Control

We were carved out as a wholly-owned subsidiary of Infineon effective May 1, 2006. Pursuant to the contribution agreements Infineon and we entered into in connection with the carve-out, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its Memory Products segment to us. This excluded the Memory Products operations in Korea and Japan, which have since been transferred to us. While Infineon’s investment in the Advanced Mask Technology Center (AMTC) and in the Maskhouse Building Administration Company (BAC) in Dresden have been contributed to us, only the legal transfer of this investment is not yet effective, because Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld Infineon and we are currently finalizing negotiations with AMD and Toppan concerning an agreement that provides the consent to the assignment to us and addresses Infineon’s intention to reduce its stake in us below 50%. The assets, liabilities, operations and activities that have not yet been contributed or legally transferred are described in greater detail under “— Contribution Agreements — Arrangements relating to Inotera, Memory Products’ Japanese and Korean Operations, AMTC and BAC.”

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

Infineon is currently our largest shareholder, with a direct and indirect shareholding of 77.5% in our company. Infineon has publicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of Infineon’s Annual Shareholder Meeting in 2009, at the latest. The temporary majority ownership by Infineon permits us to use the entire intellectual property umbrella as well as other benefits from contracts between the Infineon group of companies and third parties. Infineon has already begun to re-negotiate or establish intellectual property cross-licensing and other contractual relationships with third parties for our benefit. For as long as Infineon, directly or indirectly, owns a majority of our shares, it will also have the majority of votes in our shareholders’ general meeting and will therefore be in a position to elect all of the shareholder-elected members of our Supervisory Board. The composition of the Supervisory Board is set forth under “Management — Supervisory Board”.

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

Contributed assets and liabilities

The individual assets and liabilities contributed to us under the contribution agreement include:

•	fixed assets and current assets attributable to the Memory Products segment (not including trade accounts receivable for products and services provided to third parties and certain related parties, which are netted against trade accounts payable);

•	intellectual property, including patents (as described in more detail in “Our Business — Intellectual Property”), trade marks, know-how, software and other intellectual property;

•	contracts and offers relating exclusively to products and services provided by the Memory Products segment;

•	rights and obligations arising under permits and other legal relationships with governmental entities (including those arising under subsidies), so long as they do not relate to individual persons;

•	liabilities attributable exclusively to the Memory Products segment, including those contained in the carve-out balance sheet, those arising under contracts with third parties and employment relationships (including pension liabilities), contingencies (including those arising in the future on the basis of events that occurred prior to the carve-out date) and other liabilities attributable exclusively to the Memory Products segment and which have arisen by the carve-out date (not including trade accounts payable — see above);

•	risks and liabilities arising out of financings, credit lines, leases and guarantees, which Infineon entered into for the benefit of the Memory Products segment; and

•	ownership in certain equity investments, including in Inotera Memories, Inc., Infineon Technologies SC 300 GmbH & Co. OHG, Maskhouse Building Administration GmbH & Co. KG, Advanced Mask Technology Center GmbH & Co. KG (legal transfer is still pending) and Hwa-Keng Investment Inc. (meanwhile liquidated. Pursuant to the contribution agreement Infineon has transferred to us the assets it received upon the liquidation.)

Infineon did not contribute any real estate to us in the carve-out other than the property held in legal entities that it transferred to us.

Arrangements relating to Inotera, Memory Products’ Japanese and Korean Operations, AMTC and BAC

Infineon’s Memory Products assets in Japan and Korea were not contributed to us at the time of the initial contribution. A contribution of our Japanese assets had, for practical reasons, to be preceded by the rollout of new software. The contribution of the Korean assets and employees, which represent an insignificant portion of Qimonda’s total assets and employees, was also postponed for practical reasons. We entered into an agreement with Infineon on June 27, 2006, pursuant to which Infineon agreed to hold these Japanese and Korean assets in trust pending the contribution. The Korean assets were transferred to us in October 2006. Infineon transferred the operations in Japan into a wholly-owned subsidiary of Infineon. The legal transfer of that subsidiary to us took place in July 2007.

The agreement governing our joint venture with Nanya, named Inotera Memories, Inc. (Inotera), allows Infineon to transfer its shares of Inotera to us. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO in March 2006. For that reason we had established a separate trust agreement pursuant to which Infineon held title to the Inotera shares in trust for us and exercised shareholder rights (including board appointments and voting) at our instructions until they could be transferred. See “Our Business — Strategic Alliances and Agreements” for a description of these arrangements. Taiwanese law generally provides that Infineon may only transfer these shares to us gradually over the four years following Inotera’s IPO. In October 2006, the Taiwanese authorities granted an exemption to Infineon permitting it to release the shares from the restriction. We completed the share transfer from Infineon to us in the first quarter of the 2007 calendar year other than a portion representing 0.24% of the total Inotera shares which Infineon holds in trust for us due to Taiwanese legal restrictions.

In addition, our limited partnership agreement with Advanced Micro Devices (AMD) and Toppan Photomask relating to the Advanced Mask Technology Center (AMTC) and to the Maskhouse Building Administration Company (BAC) in Dresden requires prior written consent from the other partners before Infineon can assign its partnership interest to us. This consent may not be unreasonably withheld. Under the current agreement, the interest must be transferred back to Infineon should Infineon cease to be our majority shareholder. Infineon and we are currently finalizing negotiations with AMD and Toppan concerning an agreement that provides the consent to the assignment to us and addresses Infineon’s intention to reduce its stake in us below 50%. Under this agreement, a “change of control” that could lead to termination of the agreements with AMD and Toppan would only be deemed to occur if a direct competitor of AMD or Toppan becomes the beneficial owner of 30% or more of our equity interests or obtains the power to appoint the majority of the members of our Supervisory Board. Infineon’s investment in the AMTC and BAC is being held by Infineon for our economic benefit pursuant to the contribution agreement.

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

Indemnification

The contribution agreement includes provisions pursuant to which we agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other matters relating to the Memory Products segment that were transferred to us in the carve-out. We also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to our business but that cannot be transferred to us for legal, technical or practical reasons. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims (as described in “Our Business — Legal Matters”) and if a ramp-down of production in the Dresden 200mm fab is needed, 50% of any restructuring costs that may be incurred (as described in “— Dresden 200mm Fab”). With the exception of the securities and certain patent infringement and antitrust claims identified in “Our Business — Legal Matters,” for which different arrangements apply as described in that section, we are obligated to indemnify Infineon against any liability arising in connection with the claims described in that section. Finally, the contribution agreement in principle provides for us to bear 60% of the total license fee payments payable by Infineon and us to which Infineon and we may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the carve-out, one of which is still ongoing. These payments could be substantial and could remain in effect for lengthy periods. The contribution agreement does not limit the aggregate liability we may incur as a result of our indemnification obligations, nor does it restrict the obligations to a certain time period after the carve-out as long as the events giving rise to them occurred prior to the carve-out.

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

On July 17, 2006, Infineon Technologies Holding B.V. transferred its Qimonda shares, representing approximately 55.9% of our total share capital at that time to its wholly-owned subsidiary Infineon Technologies Investment B.V., a private limited liability company under Dutch law. In return, Infineon Technologies Investment B.V. issued 50 of its shares with a nominal value of €1,000 each to Infineon Technologies Holding B.V.

Dresden 200mm Fab

The current production capacity for memory products of Infineon’s Dresden 200mm fab is approximately 7,000 wafer starts per week. We entered into an agreement with Infineon for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, as amended in January 2007, Infineon has agreed to manufacture specified semiconductor memory products at the Dresden 200mm fab, using our manufacturing technologies and masks, and to sell them to us at prices specified in the agreement. These prices are based on the cost of manufacture. We are required under this agreement to pay for idle costs resulting from our purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. We are also obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for us under this agreement and against any intellectual property infringement claims related to the products covered by the agreement. In addition, we agreed to share equally with Infineon any potential restructuring costs that might be incurred in connection with the ramp-down of production of the Dresden 200mm fab if neither company can use the capacity. Restructuring costs may include severance payments. The capacity arrangements terminate on September 30, 2009 unless we terminate them earlier.

Ongoing Services Relationships

Prior to our carve-out, most of the administrative, financial, risk management, information technology and other services that we required were provided centrally by Infineon. The Infineon Group will continue to provide some of these services under services agreements described below. The terms of these agreements may be less favorable to us than they might have been had they been negotiated with unaffiliated third parties.

General Support Services

Framework Agreement on Standard Support Services

In connection with our carve-out, we entered into a Global Service Agreement (the “GSA”) with Infineon, which took effect as of our carve-out date and which serves as the framework under which we have entered into individual standard service agreements, the most important of which are listed below. Under these agreements, the Infineon Group and we provide standard support services to one another. Certain services in the areas of manufacturing, product supply and distribution, licensing, research and development, accounting and information technology support, as well as comprehensive services provided to us by the Infineon Group in specified countries have been covered under separate agreements.

Under the GSA, the service recipient agrees to pay the service provider a fee based on actual or estimated total costs incurred plus a margin This margin has been 3% since May 1, 2006. Unless otherwise agreed in individual service level agreements, the service provider may choose to provide the services itself or through an affiliated or unaffiliated subcontractor. If the service provider chooses to subcontract to a non-affiliate services it had previously provided itself, the service recipient must agree to the subcontractor and the terms of the subcontract. If this agreement cannot be reached, the service level agreement may be terminated with 90 days prior notice. Under the GSA, each service provider must perform services using the level of care that it customarily applies in its own matters of a similar nature. Damages under this agreement are payable only if caused by grossly negligent or malicious behavior and, in the case of grossly negligent behavior, are subject to an annual cap represented by the total payments received by the service provider under the relevant standard service agreement in the relevant calendar year. The GSA allows either party to an individual standard service agreement to terminate that agreement upon 90 days written notice, unless otherwise agreed in the individual agreement or in a subcontract between the service provider and a subcontractor, or upon 30 days written notice in case of default of the other party. The GSA will terminate once all standard service agreements concluded under the GSA have expired or been terminated. A number of the standard service agreements were terminated on September 30, 2007. However, several of the agreements including in the accounting, infrastructure, facility management and research and development are still in effect.

General Support Services

The general support services that Infineon agreed to provide under the umbrella of the GSA and individual standard service agreements that we and Infineon entered into, that are still in effect include:

•	sales support in various countries, most significantly France, Hong Kong, Ireland, Switzerland, United Kingdom and the United States;

•	logistics services, including call center services in Europe, logistics support services in the Asia-Pacific region and freight forwarding services in the United States;

•	purchasing services at locations and/or with respect to areas of expertise where we do not have sufficient purchasing resources;

•	human resources services, including recruiting, compensation and benefits, payroll, site health care and training;

•	facility management, including office and manufacturing space leasing, security, storage and transportation management;

•	patent support, including patent administration, external support and reverse engineering;

•	finance, accounting, including risk management and back-office support, for as long as we have not reached full staffing levels in this area

•	strategy services, including support relating to market research; and

•	certain other services in which our staff still needs to develop expertise.

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

Under the master information technology cost sharing agreement, Infineon and we agreed to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agreed to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s consumption. The parties’ respective shares of the variable costs are subject to adjustment on an annual basis in accordance with the agreement. Any material or related intellectual property rights created by the parties in the course of the performance of the agreement will be jointly owned by each party, unless otherwise agreed to by the parties. Either party may terminate any individual shared service upon 30 days written notice, unless otherwise agreed in a subcontract between the service provider and a subcontractor. Any ramp down costs will be shared by the parties. The agreement will terminate once all shared services provided under the agreement have expired or been terminated; neither party can terminate a shared service for convenience prior to September 30, 2007 without mutual agreement. The parties have started negotiations with the goal to terminate and ramp down all individual shared services by March 31, 2008.

Under the master information technology service agreement, Infineon and we agreed to provide information technology services to one another. The scope of the services (generally including the designing, building, module testing, documenting, deployment and rollout of IT projects), fees payable for the services and other service-specific provisions will be contained in individual “statements of work” entered into between the Infineon and Qimonda entities providing and receiving the respective services. In general, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year. The fee for the 2007 financial year is also based on actual or estimated total costs incurred plus a margin of 3%. The agreement grants either party termination rights upon 90 days written notice, unless otherwise agreed in the individual statements of work or in a subcontract between the service provider and a subcontractor, or upon 30 days written notice in case of default of the other party. Costs associated with an early termination by the service recipient will be borne by the service recipient. The master information technology service agreement will terminate once all statements of work concluded under the agreement have expired or been terminated. We generally expect the statements of work to terminate by the end of the first half of our 2008 financial year.

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

Framework Agreement on Research and Development Services

In 2006, we negotiated a Global Research and Development Services Agreement with Infineon, which provides a framework surrounding the provision of research and development services between Infineon on one hand and Qimonda AG and its subsidiaries on the other hand. The service recipient agrees to pay the service provider a fee based on actual or estimated total costs incurred (where total costs include depreciation on equipment and tools as well as the cost of materials) plus a margin. This margin has been 3% since May 1, 2006. The agreement grants either party termination rights upon 90 days notice, unless otherwise agreed in a subcontract between the service provider and a subcontractor.

Under the Global Research and Development Services Agreement, the deliverables to be developed by the service provider are owned by the recipient of the deliverables, except background intellectual property rights of the provider. The recipient grants the provider a non-exclusive, perpetual license to use the deliverables and the related intellectual property rights in its respective field of business. Expenses incurred in research and development in connection with employee inventions are to be paid by the recipient of the invention.

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

With Management

A member of our Supervisory Board, Mr. Fischl, is a member of Infineon’s Management Board and serves as Infineon’s chief financial officer. See “Management — Supervisory Board — Supervisory Board Members.” Two members of our Management Board, Dr. Majerus and Mr. Seifert, are members of the Board of Directors of Inotera Memories, Inc. our joint venture with Nanya. See “Our Business — Strategic Alliances and Agreements” for a discussion of our relationship with Nanya, Inotera and CSVC.

We sometimes extend travel and moving expenses and other types of advances to our employees. As a matter of policy, such advances are not provided to the members of our Supervisory Board and Management Board. See Notes 14 and 27 to the combined and consolidated financial statements included elsewhere in this annual report.

Relationship with Siemens

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

In the 2004 and 2005 financial years, 4% and 3% of our net sales resulted from direct sales to the Siemens-Fujitsu joint venture, a member of the Siemens group, and in the 2006 financial year through to Siemens’ disposal of its remaining Infineon shares such sales amounted to €17 million. We believe that these transactions were on terms no less favorable to us than we could obtain from third parties.

ARTICLES OF ASSOCIATION

This section summarizes the material rights of holders of the shares of our company under German law and the material provisions of our Articles of Association. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association will be publicly available from the Commercial Register in Munich, and an English translation is incorporated by reference as an exhibit to this annual report.

Share Capital

The issued share capital of our company consists of €684,000,002 divided into 342,000,001 individual registered shares. The individual shares do not have a par value but they do have a notional value that can be determined by dividing the share capital amount by the number of shares.

On July 27, 2006, our shareholders resolved to increase our share capital by €84 million against cash contributions through the issuance of 42 million no-par value ordinary registered shares. The capital increase became effective on August 8, 2006. Shareholders’ preemptive rights were excluded.

On May 29, 2007, our Management Board resolved to increase our share capital by €2.00 against the contribution of all shares in Qimonda Japan K.K. from €684,000,000 to €684,000,002 through the issuance of one no-par value ordinary registered share from our authorized capital. The capital increase was approved by the Investment, Finance and Audit Committee of our Supervisory Board and became effective on July 18, 2007. Shareholders’ preemptive rights were excluded. Qimonda Japan K.K. comprises our operations in Japan (Sales and Marketing). These were not contributed to us at the time of the initial contribution of Infineon’s Memory Products assets but initially held in trust for Qimonda’s benefit; the share capital increase described above was carried out in order to effect the contribution of these assets. See “Related Party Transactions and Relationships — with Infineon— Carve-out and Control — Contribution Agreements”.

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

On July 14, 2006, our shareholders resolved to amend our Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent. The Management Board may use this authorization until July 13, 2011 to increase the share capital by up to €30 million through the issuance, in one or more tranches, of new ordinary registered shares with no par value against cash contributions for the purpose of issuing shares to our and our subsidiaries’ employees. Shareholders’ preemptive rights are excluded. This increase in our authorized capital became effective with its registration in the commercial register on July 24, 2006.

In addition on July 27, 2006, our shareholders resolved to amend the Articles of Association of our company to authorize the Management Board to increase the share capital with the Supervisory Board’s consent against contributions in cash or in kind. The Management Board may use these authorizations until July 26, 2011 to issue new shares in one or more tranches for any legal purpose:

in an aggregate amount of up to €239.4 million, in which case existing shareholders have pre-emptive rights, which may be excluded in the following circumstances:

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

(iii)	to the extent necessary to avoid balancing out fractional residual amounts.

In the case of a capital increase against contributions in kind, the Management Board may exclude the shareholders’ preemptive rights with the consent of the Supervisory Board. This increase in our authorized capital became effective with its registration in the commercial register on August 8, 2006.

In connection with the share capital increase by €2.00 described above, our authorized share capital was decreased from €239,400,000 to €239,399,998.

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

These resolutions on conditional capital were registered in the commercial register on July 24, 2006.

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

ADDITIONAL INFORMATION

Group Structure

The following table shows information about our significant subsidiaries as of September 30, 2007:

Significant Subsidiaries

			Proportion of
			our
	Country of		ownership
Corporate Name	Residence	Field of activity	interest

Qimonda Europe GmbH	Germany	Distribution, Sales & Marketing	100%
Qimonda Dresden GmbH & Co. oHG	Germany	Production	100%
Qimonda Holding B.V	The Netherlands	Holding	100%
Qimonda Investment B.V	The Netherlands	Holding	100%
Qimonda Portugal S.A.	Portugal	Production	100%
Qimonda Richmond, LLC	United States	Production	100%
Qimonda North America Corp.	United States	Distribution, Sales & Marketing, Research and Development	100%
Qimonda Asia Pacific Pte Ltd.	Singapore	Distribution	100%
Qimonda Malaysia Sdn. Bhd	Malaysia	Production	100%
Qimonda Module (Suzhou) Co. Ltd.	China	Production	100%
Qimonda Technologies (Suzhou) Co., Ltd.	China	Production	62.8%
Qimonda Japan K.K(1)	Japan	Sales and Marketing	100%
Inotera Memories Inc.(2)	Taiwan	Production	35.6%

(1)	At the time of our carve-out, our operations in Japan were held in trust for Qimonda’s benefit until the legal transfer to Qimonda in the 2007 financial year took place.

(2)	Because of Inotera’s significance for us within the meaning of Rule 3-09 of the SEC’s Regulation S-X, we have incorporated by reference in this annual report, Inotera’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006

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

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to our shareholders is based on the level of earnings (Bilanzgewinn) of the parent company, Qimonda AG, as determined in accordance with the German Commercial Code. All dividends must be approved by shareholders. No earnings are available for distribution as a dividend for the 2007 financial year, since Qimonda AG, on a standalone basis, as the parent company, incurred a cumulative loss (Bilanzverlust) as of September 30, 2007.

All of the shares represented by ADSs have the same dividend rights as all of our other outstanding shares. Any distribution of dividends jointly proposed by our Management and Supervisory Boards requires the approval of our shareholders in a general meeting. The section “Articles of Association — Dividend Rights” explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Taxation — German Taxation” in this 20-F

Significant Changes

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

Trading on the New York Stock Exchange

ADSs representing our company’s shares have traded on the New York Stock Exchange since August 9, 2006. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS in
	U.S. dollars
	High	Low

August 2006 (beginning August 9)	16.28	13.54
September 2006	17.91	15.90
October 2006	17.50	13.82
November 2006	18.85	14.11
December 2006	18.65	17.00
January 2007	17.45	15.17
February 2007	15.60	14.45
March 2007	14.93	13.81
April 2007	15.69	14.09
May 2007	15.16	14.14
June 2007	17.00	14.94
July 2007	17.04	14.80
August 2007	14.81	12.20
September 2007	13.42	10.91
October 2007	11.37	9.37
November 2007 (through November 15)	9.64	8.63

On November 15, 2007, the closing sales price per ADS on the New York Stock Exchange was $8.63.

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

Average exchange rates of the U.S. dollar per euro

Financial year	Average

2002	0.9208
2003	1.0919
2004	1.2199
2005	1.2727
2006	1.2361
2007	1.3582

The table below shows the high and low Federal Reserve noon buying rates for euro in U.S. dollars per euro for each month from August 2006 through November 15, 2007:

Recent high and low exchange rates of the U.S. dollar per euro

	High	Low

August 2006	1.2914	1.2735
September 2006	1.2833	1.2648
October 2006	1.2773	1.2502
November 2006	1.3261	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933
March 2007	1.3374	1.3094
April 2007	1.3660	1.3363
May 2007	1.3616	1.3419
June 2007	1.3526	1.3295
July 2007	1.3831	1.3592
August 2007	1.3808	1.3402
September 2007	1.4219	1.3606
October 2007	1.4468	1.4092
November 15, 2007	1.4691	1.4435

The noon buying rate on September 28, 2007 was €1.00 = $1.4219.

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

Taxation of the Company

On August 17, 2007, the Business Tax Reform Act of 2008 was enacted in Germany, introducing several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate from approximately 39% to approximately 30%. Most of the changes come into effect for our 2008 financial year. Statements below regarding periods after 2007 take into account the anticipated changes to be made by the Business Tax Reform Act.

In principle, German corporations are subject to corporate income tax at a rate of 25% (after 2007: 15%). This tax rate applies irrespective of whether profits are distributed or retained. Solidarity surcharge of 5.5% is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375% (after 2007: 15.825%). Certain foreign source income is exempt from corporate income tax. Generally, any dividends received by us and capital gains realized by us on the sale of shares in other corporations will also be exempt from corporate income tax. However, 5% of such dividends and capital gains are considered nondeductible business expenses.

In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. With effect as of January 1, 2008, trade tax is no longer a deductible item in calculating the corporation’s tax base for corporate income and trade tax purposes.

According to a minimum taxation regime applicable as of 2004, not more than €1 million plus 60% of the amount exceeding €1 million of the income of one fiscal year may be offset against tax losses carried forward.

Taxation of Dividends

Tax must be withheld at a rate of 20% (after 2008: 25%) plus solidarity surcharge of 5.5% (in total 21.1%; after 2008: 26.375%) on dividends paid (if any).

Pursuant to most German tax treaties, including the income tax treaty between Germany and the United States (the “Treaty”) the German withholding tax may not exceed 15% of the dividends received by Non-German Shareholders who are eligible for treaty benefits. The difference between the withholding tax including solidarity surcharge that was levied and the maximum rate of withholding tax permitted by an applicable tax treaty is refunded to the shareholder by the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) upon application. Forms for a refund application are available from the German Federal Tax Office or the German embassies and consulates in the various countries. A further reduction applies pursuant to most tax treaties if the shareholder is a corporation which holds a stake of 25% or more, and in some cases (including under the Treaty) of 10% or more, of the registered share capital (or according to some tax treaties of the votes) of a company. After 2008, two-fifths of the withholding tax will be refunded to corporations subject to taxation as non-residents in Germany, upon application. This does not preclude a further reduction of withholding tax, if any, available under a relevant tax treaty. If the shareholder is a parent company resident in the European Union as defined in Directive No. 90/435/EEC of the Council of July 23, 1990 (the so-called Parent-Subsidiary Directive), upon application and subject to further requirements, no tax may have to be withheld at all.

Withholding Tax Refund for U.S. Shareholders

U.S. shareholders who are eligible for treaty benefits under the Treaty (as discussed below in “— United States Taxation”) are entitled to claim a refund of the portion of the otherwise applicable 20% (after 2008: 25%) German withholding tax and 5.5% solidarity surcharge on dividends that exceeds the applicable Treaty rate (generally 15%).

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

If the shareholder is an individual, one half (after 2008: 60%) of the capital gain will generally be taxable. If the shareholder is a corporation, effectively 5% of the capital gain will generally be taxable. However, most German tax treaties, including the Treaty, provide that Non-German Shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even under the circumstances described in the preceding paragraph. See the discussion regarding shareholders that generally are eligible for benefits under the Treaty in “— United States Taxation,” below.

After 2008, capital gains from the disposition of ADSs held with a German paying agent (including a German branch of a non-German financial services institution) may be subject to a withholding tax of 25% plus solidarity surcharge of 5.5% (in total; 26.375%)

Special rules may apply to certain companies of the finance or insurance sector (including pension funds) that are not protected from German tax under a tax treaty.

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

Other Taxes

There are no transfer, stamp or similar taxes which would apply to the sale or transfer of the ADSs in Germany. Such sale or transfer, however, would be subject to Value Added Tax (VAT) if an option to subject such transfer to VAT were exercised. Net worth tax is no longer levied in Germany.

United States Taxation

This section is a summary, under current law, of the material U.S. federal income tax considerations relevant to an investment by a U.S. shareholder in the ADSs. This summary applies only to holders that are eligible for benefits as U.S. residents under the Treaty in respect of their investment in the ADSs (“U.S. shareholders”). In general, a shareholder will be eligible for such benefits if the shareholder:

(i)	is:

•	an individual U.S. citizen or resident;

•	a corporation organized under the laws of the United States of America or any state thereof; or

•	an entity otherwise subject to U.S. federal income taxation on a net basis with respect to the underlying shares or the ADSs;

(ii)	is not also a resident of Germany for German tax purposes;

(iii)	is the beneficial owner of the ADSs (and the dividends paid with respect thereto);

(iv)	holds the ADSs as a capital asset for tax purposes;

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. shareholder with respect to the ADSs before January 1, 2011 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends received with respect to the ADSs will be qualified dividends if (i)(a) the company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (b) the ADSs of the company are readily tradable on an established securities market in the United States, and (ii) the company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). ADSs traded on the New York Stock Exchange will be treated as readily tradeable on an established securities market in the United States. The Treaty has been approved for the purposes of the qualified dividend rules. Based on the company’s audited financial statements and relevant market and shareholder data, the company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its taxable year ended September 30, 2007. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC for its taxable year ending September 30, 2008 or in the foreseeable future.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. shareholders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. As discussed in the preceding section regarding German Taxation, German withholding tax will generally be imposed at a rate of 20% (after 2008: 25%) plus solidarity surcharge of 5.5% (in total 21.1%; after 2008: 26.375%). However, U.S. taxpayers who qualify for benefits under the Treaty as discussed above may request a refund of German tax withheld in excess of the 15% rate provided in the treaty. A new protocol to the Treaty was signed in Berlin on June 1, 2006 but it has not yet been ratified. Among other items, the protocol provides for new limitation of benefit provisions. Fluctuations in the dollar-euro exchange rate between the date that U.S. shareholders receive a dividend and the date that they receive a related refund of German withholding tax may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. tax purposes.

Taxation of Sales or Other Taxable Dispositions

Sales or other taxable dispositions by U.S. shareholders of ADSs generally will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. shareholder’s U.S. dollar basis in the ADSs. Any such capital gain or loss will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the ADSs were held for more than one year. Gain, if any, realized by a U.S. shareholder on the sale or other disposition of ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Deposits and withdrawals of underlying shares by U.S. shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. Such an exchanging U.S. shareholder will have a tax basis in the securities received equal to the basis such holder had in the exchanged securities. A U.S. shareholder’s holding period for securities received in such an exchange will include the holding period such U.S. holder had in the securities prior to such exchange.

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

Exchange Controls and Limitations Affecting Shareholders

There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Burma, Cote d’ Ivoire, Republic of Congo, North Korea, Iran, Iraq, Lebanon, Syria, Zimbabwe, Somalia and Sudan.

For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, non-resident corporations or individuals exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month.

German residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more they hold or control in non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any shares or voting rights of 10% held by a non-resident.

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

Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2007. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2007, our company’s disclosure controls and procedures were (1) designed to ensure that material information relating to Qimonda, including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, as appropriate, to allow timely decisions regarding required disclosure and (2) effective, in that they provide reasonable assurance that information required to be disclosed by Qimonda in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our chief executive and chief financial officers and effected by our board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and board of our company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment, management concluded that, as of September 30, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on our assessment of our company’s internal control over financial reporting. This report which appears in the accompanying Item 18: Financial Statements is included elsewhere in this annual report.

Changes in Internal Controls over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations

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

The aggregate net proceeds to us from the offering were approximately €415 million, net of offering costs and net of tax benefits thereon. We paid $16.38 million in total underwriting discounts and commissions paid to the underwriters, total underwriters’ expenses of $750,000 and an estimated $9.65 million in other expenses incurred in connection with the offering. No amount of these expenses was paid to our directors and officers, our major shareholders or our affiliates. We used the net offering proceeds of €415 million to finance investments in our manufacturing facilities and for research and development. In our 2007 financial year we invested these proceeds primarily in our 300mm front-end manufacturing sites in Richmond, Virginia and Dresden, Germany for capacity expansion and new equipment for the technical conversion to the 80nm and smaller technology nodes as well as approximately €77 million in our actual research and development activities.

Audit Committee Financial Expert

Our Supervisory Board has determined that Mr. Previte is an “audit committee financial expert”, as such term is defined in item 16A(b) of Form 20-F.

Principal Accountant Fees and Services

Audit Fees.  KPMG, our auditors, charged us an aggregate of €3.4 and €3.0 million for the 2006 and 2007 financial years, respectively, in connection with professional services rendered for the audit of our annual consolidated financial statements and services normally provided by them in connection with statutory and regulatory filings or other compliance engagements. These services consisted of quarterly review engagements and the annual audit.

Audit-Related Fees.  In addition to the amounts described above, KPMG charged us an aggregate amount of €3,000 for compliance work on subsidies in the 2006 financial year and €100,000 for compliance and information technology system audits as well as professional services in connection with the filing of our registration statement in the 2007 financial year.

Tax Fees.  KPMG did not charge us any amounts in the 2006 and 2007 financial year, respectively for tax services

All Other Fees.  KPMG did not charge us any amounts in the 2006 and 2007 financial year, respectively for other professional services.

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

Exemption from the Listing Standards for Audit Committee

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities and Exchange Act of 1934, as amended. We believe that such reliance does not materially adversely affect the ability of our audit committee to act independently or to satisfy the other requirements of rule 10A-3.

Material Contracts

Contracts that are material to us are described in “Operating and Financial Review — Capital Requirements — Credit Facilities”, “Our Business — Strategy Alliances and Agreements” and “Related Party Transactions and Relationships — with Infineon”.

GLOSSARY

ADSs	American Depositary Shares. ADSs are securities issued by a depositary that represent ownership interests in underlying ordinary shares held by the depositary’s custodian. ADSs may be evidenced by American Depositary Receipts (ADRs). Each Qimonda AG ADS represents one ordinary share.

Advanced Memory Buffer (AMB)	A logic chip that enables high speed communication between the memory controller and a fully buffered DIMM in a server system.

back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

byte	A unit of measurement equal to eight bits.

Computer Aided Design (CAD)	A designation of software tools used in the design of integrated circuits.

capacitor	An electronic device that stores electrical charges. Capacitors are used to store information in a DRAM chip.

cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

chip	Popular term describing a section of a wafer that contains a discrete component or an integrated circuit. Also called a “die”.

circuit	A combination of electrical or electronic components, interconnected to perform one or more functions.

clean room	An area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains fewer than 100 particles of contaminants per cubic foot.

DDR SDRAM	Double Data Rate SDRAM. A form of DRAM chip that activates output on both the rising and falling edge of the system clock rather than on just the rising edge, potentially doubling output.

DDR2 SDRAM	Double Data Rate 2 SDRAM is an enhanced form of DDR SDRAM that offers higher data transfer rates compared to its predecessor.

DDR3 SDRAM	Double Data Rate 3 SDRAM. Successor to DDR2 SDRAM currently in advanced stages of development.

Die	A chip.

Dual Inline Memory Module (DIMM)	A type of printed circuit board composed of DRAM chips mounted on a circuit board in a particular configuration.

Dynamic Random Access Memory (DRAM)	The most common type of random access memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is the most widespread memory technology because of its high memory density and relatively low price.

fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place.

feature size	A measurement (generally in micron or nm) of the width of the smallest patterned feature or circuit on a semiconductor chip.

flash memory	A type of non-volatile memory that can be erased and reprogrammed.

front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

foundry	A semiconductor manufacturer that makes chips for third parties.

gigabit (Gb)	Approximately one billion bits (1,073,741,824 bits). Generally used to indicate the storage capacity (or density) of memory chips.

gigabyte (GB)	Approximately one billion bytes (1,073,741,824 bytes). Generally used to indicate the storage capacity (or density) of memory modules.

Integrated Circuit (IC)	An electronic circuit in which all elements of the circuit are integrated on a single semiconductor device.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications and many other fields.

library	The collection of representations required by various design tools. The representations, such as symbol, simulation model, layout abstract, and transistor schematic, are used by different tools in the design system to create or analyze some portion of an IC or otherwise aid in the design process. Creating a design library requires inserting the fabrication technologies in the design system in a form that allows designers to create circuits in the most efficient manner.

logic	One of the three major classes of integrated circuits (along with processors and memory). Logic ICs are used for data manipulation and control functions.

mask	A transparent glass or quartz plate covered with an array of patterns used in the IC manufacturing process to create circuitry patterns on a wafer. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The mask is used to expose selected areas, and defines the areas to be processed. Masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.

megabit (Mb)	Approximately one million bits (1,048,576 bits). Generally used to indicate the storage capacity (or density) of memory chips.

megabyte (MB)	Approximately one billion bytes (1,048,576 bytes). Generally used to indicate the storage capacity (or density) of memory modules.

memory semiconductors	Semiconductors that store data in digital form.

NAND flash	A type of flash memory commonly used for mass storage applications such as digital audio players and digital cameras.

nanometer (nm)	A metric unit of linear measure that equals one billionth of a meter (or 1/1,000th of a micron). This unit of measurement is commonly used to indicate the width of the smallest patterned feature or circuit on a semiconductor chip (the so-called feature size).

non-volatile memory	A type of semiconductor memory that retains data even when electrical power is shut off.

NOR flash	A type of flash memory commonly used for the storage of code data, such as the software instructions in a mobile phone.

NROM Flash	Nitrided Read Only Memory. A flash technology that can store two bits per cell. Charges are locally separated on both ends of the memory transistor cell. This compares with other non-volatile technologies like floating gate technology, which store one or two bits by different charge amounts spread over the whole transistor cell.

OEM	Original Equipment Manufacturer. A company that acquires a product or component and reuses or incorporates it into a new product with its own brand name.

package	The protective container of an electronic component or die, with external terminals to provide electrical access to the components inside.

photolithography	A step in the front-end process of semiconductor manufacturing in which a form of ultraviolet light is used to draw a pattern of an IC on a silicon wafer. The sophistication of this process and the related equipment determines the achievable feature sizes on memory chips, and therefore is a key determinant in the ability of manufacturers continuously to improve the capacity (or density) of memory ICs.

process technology	The procedures used in the front-end process to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

Random Access Memory (RAM)	A type of digital memory that functions as the main workspace of a computer. The order of access to bits at different locations does not affect the speed of access (and is therefore “random”). This is in contrast to, for example, a magnetic or optical disk or magnetic tape, which are used for long-term storage of data on a computer, but which are too slow to be used for primary workspace.

photoresist	A photoactive chemical that is used in the photolithography process, in which the design of an integrated circuit is drawn on a silicon wafer.

semiconductor	Generic name for devices, such as transistors and integrated circuits that control the flow of electrical signals. More generally, a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

server	A computer that provides a service for other computers connected to it via a network. The most common example is a file server, which has a local disk and services requests from remote clients to read and write files on that disk.

silicon	A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.

Static Random Access Memory (SRAM)	A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be electronically refreshed (and is therefore “static”).

Synchronous DRAM (SDRAM)	A generic name for various kinds of DRAM that are synchronized with the clock speed for which the microprocessor is optimized. This tends to increase the number of instructions that the processor can perform in a given time.

transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

volatile memory	A type of semiconductor memory that loses stored information if the power source is removed.

wafer	A disk made of a semiconducting material such as silicon, currently usually either 200mm or 300mm in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

yield	The percentage of usable dies produced on a silicon wafer in the front-end process.

USB	Universal Serial Bus. A protocol for transferring data to and from digital devices.

USB drive	A portable data storage device based on flash memory that uses USB interface protocol.

QIMONDA AG AND SUBSIDIARIES

Pursuant to Rule 3-09 of Regulation S-X, separate financial statements for Inotera Memories, Inc. are herein incorporated by reference. Reference is made to pages F-1 through F-45, incorporated herein by reference, on Form 20-F/A filed on March 30, 2007, which include the following consolidated financial statements of Inotera Memories, Inc.

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Operations for the years ended December 31, 2005 and 2006.

•	Consolidated Balance Sheets as of December 31, 2005 and 2006.

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005 and 2006.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2006.

•	Notes to the Consolidated Financial Statements.

Reference is made to pages F-61 through F-93, incorporated herein by reference, on Form 20-F filed on November 21, 2006, which include the following consolidated financial statements of Inotera Memories, Inc.

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Operations for the years ended December 31, 2004 and 2005.

•	Consolidated Balance Sheets as of December 31, 2004 and 2005.

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004 and 2005.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005.

•	Notes to the Consolidated Financial Statements.

These consolidated financial statements are filed herewith as Exhibit 99(i)

Report of Independent Registered Public Accounting Firm

The Supervisory Board
Qimonda AG:

We have audited the accompanying consolidated balance sheets of Qimonda AG and subsidiaries (the “Company”) as of September 30, 2006 and 2007, and the related combined and consolidated statements of operations, business/shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2007. We also have audited management’s assessment, included in the accompanying Item 15: Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting, that Qimonda AG and subsidiaries maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these combined and consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these combined and consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the combined and consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the combined and consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qimonda AG and subsidiaries as of September 30, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that Qimonda AG and subsidiaries maintained effective internal control over financial reporting as of September 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Furthermore, in our opinion, Qimonda AG and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.

Munich, Germany
November 12, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Qimonda AG and Subsidiaries

Combined and Consolidated Statements of Operations
for the years ended September 30, 2005, 2006 and 2007
(in millions, except for share data)

	Notes	2005	2006	2007	2007
		(€)	(€)	(€)	($)
					(unaudited)

Net sales:
Third parties	5	2,821	3,798	3,608	5,130
Related parties	27	4	17	—	—

Total net sales	32	2,825	3,815	3,608	5,130
Cost of goods sold		(2,164)	(3,048)	(3,390)	(4,820)

Gross profit		661	767	218	310

Research and development expenses		(390)	(433)	(401)	(570)
Selling, general and administrative expenses		(206)	(215)	(199)	(283)
Restructuring charges	8	(1)	—	—	—
Other operating (expenses) income, net	7	(13)	(60)	18	26

Operating income (loss)		51	59	(364)	(517)

Interest (expense) income, net		(7)	(25)	7	10
Equity in earnings of associated companies	16	45	80	117	166
Gain on associated company share issuance	16	—	72	—	—
Other non-operating income, net		13	8	7	10
Minority interests		2	(6)	(6)	(9)

Income (loss) before income taxes		104	188	(239)	(340)

Income tax expense	9	(86)	(114)	(10)	(14)

Net income (loss)		18	74	(249)	(354)

Basic and diluted earnings (loss) per share	10	0.06	0.24	(0.73)	(1.03)

See accompanying notes to the combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Consolidated Balance Sheets
September 30, 2006 and 2007

	Notes	2006	2007	2007
		(€ millions)	(€ millions)	($ millions)
				(unaudited)

Assets:
Current assets:
Cash and cash equivalents		932	746	1,061
Marketable securities	11	138	265	377
Trade accounts receivable, net	12	803	341	485
Inventories	13	622	619	880
Deferred income taxes	9	47	32	46
Other current assets	14	265	254	361

Total current assets		2,807	2,257	3,210

Property, plant and equipment	15	2,080	2,186	3,107
Long-term investments	16	636	628	893
Deferred income taxes	9	160	147	209
Other assets	17	178	163	232

Total assets		5,861	5,381	7,651

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	21	344	77	109
Trade accounts payable	18	712	756	1,075
Accrued liabilities	19	160	147	209
Deferred income taxes	9	18	5	7
Other current liabilities	20	245	259	368

Total current liabilities		1,479	1,244	1,768

Long-term debt	21	151	227	323
Deferred income taxes	9	36	23	33
Other liabilities	22	324	370	526

Total liabilities		1,990	1,864	2,650

Shareholders’ equity:
Ordinary share capital	23	684	684	973
Additional paid-in capital		3,097	3,117	4,432
Retained earnings (accumulated deficit)		224	(25)	(36)
Accumulated other comprehensive loss	25	(134)	(259)	(368)
Total shareholders’ equity		3,871	3,517	5,001

Total liabilities and shareholders’ equity		5,861	5,381	7,651

See accompanying notes to the combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Combined and Consolidated Statements of Business/Shareholders’ Equity
for the years ended September 30, 2005, 2006 and 2007

							Accumulated
				Additional		Investments by	other
		Issued Ordinary shares		Paid-In	Retained	and advances	comprehensive
	Notes	Shares	Amount	Capital	earnings	from Infineon	(loss) income	Total
		(millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)

Balance as of October 1, 2004		—	—	—	—	2,890	(111)	2,779
Transfer of DD200 facility to Infineon	4	—	—	—	—	(374)	—	(374)
Net investments by and advances from Infineon		—	—	—	—	500	—	500
Net income		—	—	—	—	18	—	18
Other comprehensive income	25	—	—	—	—	—	44	44

Balance as of September 30, 2005		—	—	—	—	3,034	(67)	2,967

Transfer of development center to Infineon	26	—	—	—	—	(10)	—	(10)
Net investments by and advances from Infineon prior to May 1, 2006		—	—	—	—	493	—	493
Net loss prior to May 1, 2006		—	—	—	—	(150)	—	(150)
Contribution to capital and issuance of shares on initial formation as of May 1, 2006	1	300	600	2,772	—	(3,372)	—	—
Transfer of net pension liability from Infineon	28	—	—	(9)	—	—	—	(9)
Issuance of shares upon initial public offering, net of offering costs and tax benefit thereon	1	42	84	331	—	—	—	415
Stock-based compensation	24	—	—	3	—	5	—	8
Net income after May 1, 2006		—	—	—	224	—	—	224
Other comprehensive loss	25	—	—	—	—	—	(67)	(67)

Balance as of September 30, 2006		342	684	3,097	224	—	(134)	3,871

Contribution by Infineon	1	—	—	14	—	—	—	14
Net loss		—	—	—	(249)	—	—	(249)
Stock-based compensation	24	—	—	6	—	—	—	6
Other comprehensive loss	25	—	—	—	—	—	(128)	(128)
Adoption of SFAS No. 158, net of tax	25,28	—	—	—	—	—	3	3

Balance as of September 30, 2007		342	684	3,117	(25)	—	(259)	3,517

See accompanying notes to the combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Combined and Consolidated Statements of Cash Flows
for the years ended September 30, 2005, 2006 and 2007

	Notes	2005	2006	2007	2007
		(€ millions)	(€ millions)	(€ millions)	($ millions)
					(unaudited)

Net income (loss)		18	74	(249)	(354)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	15/17	528	703	666	946
Provision for (recovery of) doubtful accounts	12	4	3	(5)	(7)
Gain on sales of business interests	16	—	—	(2)	(3)
Gain on sales of long-term assets	15	—	(1)	(3)	(4)
Equity in earnings of associated companies	16	(45)	(80)	(117)	(166)
Dividends received from associated companies	16	1	29	61	87
Gain on associate company share issuance	16	—	(72)	—	—
Stock-based compensation	24	—	8	6	9
Minority interests		(2)	6	6	9
Impairment charges	7/16	6	9	—	—
Deferred income taxes	9	52	23	16	23
Due to changes in operating assets and liabilities:
Trade accounts receivable	12	45	(378)	440	626
Inventories	13	(172)	(147)	(17)	(23)
Other current assets	14	7	(75)	76	108
Trade accounts payable	18	47	162	61	87
Accrued liabilities	19	(58)	68	(16)	(24)
Other current liabilities	20	(35)	63	3	4
Other assets and liabilities		88	(69)	54	77

Net cash provided by operating activities		484	326	980	1,395

Cash flows from investing activities:
Purchases of marketable securities available for sale		—	(175)	(149)	(212)
Proceeds from sales of marketable securities available for sale		1	37	16	23
Purchases of business interests	16	(83)	(3)	(1)	(1)
Proceeds from disposal of business interests	16	14	—	27	38
Purchases of intangible assets	17	(4)	(42)	(25)	(36)
Purchases of property, plant and equipment	15	(926)	(686)	(879)	(1,250)
Proceeds from sales of long-term assets	15	26	68	164	233

Net cash used in investing activities		(972)	(801)	(847)	(1,205)

Cash flows from financing activities:
Increase (decrease) in short-term debt due Infineon	21	481	(163)	(344)	(489)
Increase in short-term debt due third parties	21	—	—	31	44
Repayments of short-term debt due third parties	21	(18)	—	—	—
Increase in financial payables due related parties	27	(7)	(2)	(6)	(9)
Decrease in financial receivables from associated and related parties	27	3	—	—	—
Proceeds from issuance of long-term debt	21	80	44	—	—
Principal repayments of long-term debt	21	(522)	—	—	—
Net proceeds from issuance of ordinary shares	1	—	415	—	—
Dividend payments to minority interest		—	(5)	(6)	(9)
Proceeds from issuance of shares to minority interest		21	—	4	6
Investments by and advances from Infineon	26	500	484	14	20

Net cash provided by financing activities		538	773	(307)	(437)

Effect of foreign exchange rate changes on cash and cash equivalents		5	2	(12)	(17)

Net increase (decrease) in cash and cash equivalents		55	300	(186)	(264)
Cash and cash equivalents at beginning of year		577	632	932	1,325

Cash and cash equivalents at end of year		632	932	746	1,061

See accompanying notes to the combined and consolidated financial statements.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

Description of Business

Qimonda AG and its subsidiaries (collectively, the “Company” or “Qimonda”) is one of the world’s leading suppliers of semiconductor memory products. It designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda has operations, investments and customers located mainly in Europe, Asia and North America. The Company is a majority-owned subsidiary of Infineon Technologies AG and its subsidiaries (“Infineon”). The financial year-end for the Company is September 30.

Formation

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

On August 9, 2006 the Company completed its Initial Public Offering (“IPO”) on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (“ADSs”) under the symbol “QI” (note 23). In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option. Infineon’s ownership interest in the Company was 85.9% at September 30, 2006 and was reduced to 77.5% at September 30, 2007 (note 27).

At the Formation certain of the Company’s operations and investments that could not be directly transferred were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda could take place. The Company’s Korea and Japan operations were legally transferred to Qimonda during the year ended September 30, 2007. Infineon contributed additional equity of €14 during the financial year ended September 30, 2007, principally related to the transfer of the Japan operations.

The Company’s investment in Inotera Memories Inc. (“Inotera”), previously held in trust by Infineon, was transferred to Qimonda in March 2007 (note 16). Infineon’s investments in Advanced Mask Technology Center GmbH & Co. (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) are intended to be transferred by Infineon after approval by the other shareholders in the venture, although pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld. The accompanying financial statements include the results of operations of these activities for all periods presented.

Basis of Presentation

The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying combined and consolidated financial statements are presented on a combined basis for periods prior to the Formation and on a consolidated basis for all periods thereafter.

Periods prior to the Formation (that is until May 1, 2006) are presented on a “carve-out” basis and comprise the combined historical financial statements of the transferred Memory Products business assuming that the Company had existed as a separate legal entity. These combined financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions set forth below. Substantially all of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented prior to the Formation.

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

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying balance sheet as of September 30, 2007, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4219, the Federal Reserve noon buying rate on September 28, 2007, the last currency trading day in September 2007.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Dividends received from Associated Companies, previously reported as part of cash flows from investing activities in the consolidated statements of cash flows, have been reclassified to cash flows from operating activities. The Company’s consolidated results of operations or overall cash flows have not been affected by these reclassifications.

Statements of Operations

Through the Formation, the combined statements of operations were prepared on a carve-out basis and reflect all revenues and expenses that were attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business specifically identified as pertaining to the Memory Products business were charged or credited directly to it without allocation or apportionment. This is the case for all of the revenues appearing on the combined statements of operations. Operating expenses that Infineon incurred were allocated to the Memory Products business to the extent that they were related and indirectly attributable to it. These expenditures, with the exception of certain corporate items, were mainly allocated from each of a number of what Infineon refers to as “clusters”, which are groups of functional departments for which Infineon accounts on a cost center basis.

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

The following assumptions and allocation methods were used for significant allocated expenses included in the combined statements of operations:

• The Infineon Central R&D cluster costs include research and development activities related to semiconductor electronic technologies, circuits, and related systems. The allocation is based on total sales.

• The Infineon Logistic cluster costs include all logistics expenses related to distribution centers including handling, traffic and customs, packaging and freight. It also includes expenses for corporate logistics in Europe, Asia and North America. The allocation to the Memory Products business is based partly on unit volume and partly on sales.

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

Allocations from Infineon during the year ended September 30, 2005 and the seven months ended April 30, 2006, are reflected in the combined statements of operations as follows:

		Seven Months
		Ended
	2005	April 30, 2006

Cost of goods sold	168	111
Research and development expenses	27	17
Selling, general and administrative expenses	109	75
Restructuring charges	1	—

	305	203

Since the Formation, the Company entered into several service agreements with Infineon. As a result, costs are no longer allocated after the Formation, but rather charged on the basis of the respective agreements (note 27).

For periods prior to the Formation, income taxes, as presented in the accompanying combined and consolidated financial statements, were calculated as if the Company had filed separate tax returns for each of the years presented (separate return basis), although in numerous tax jurisdictions, including Germany, the Company was included in the consolidated tax returns of Infineon prior to the Formation. Where the Memory Products business was only a part of an Infineon entity, the tax provision was prepared on an as-if separate company basis except that, pursuant to the terms of the contribution agreement between the Company and Infineon, any net operating losses generated by the Memory Products business and carried forward were treated as a reduction of business equity, as such losses were retained by Infineon. Infineon evaluates its tax position and related tax strategies for its entire group as a whole, which may differ from the tax strategies the Company would have followed as a stand-alone company. The Company’s future effective tax rate after the Formation may differ from those indicated in the accompanying combined and consolidated financial statements prior to the Formation.

Balance Sheets

The assets and liabilities attributable to the Memory Products business were contributed to the Company, in general, at their historical costs. In certain jurisdictions where tax regulations do not permit the tax-free transfer of assets or liabilities to the Company, they were revalued for tax purposes, but not for accounting purposes. Unless otherwise noted, all assets and liabilities specifically identifiable as pertaining to the Memory Products business are included in the combined and consolidated financial statements. Where legal entities were wholly allocable to the

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Memory Products business, the shares of these entities were transferred to the Memory Products business. In some cases, including at the Infineon parent company level, the memory-related assets and liabilities were identified and carved out by means of asset and liability transfer transactions.

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

Pension Liabilities

Pension expenses and related liabilities were measured based on actuarial computations and were determined, with respect to all of the employees that participate in Infineon’s defined benefit pension plans, based on the number of employees of the Memory Products business and an allocation of the Infineon employees in corporate functions that, in part, supported the Memory Products business.

Investments by and Advances from Infineon

Because a direct ownership relationship did not exist among the various entities comprising the Memory Products business prior to the Formation, Infineon’s investments in and advances to the Memory Products business represent Infineon’s interest in the recorded net assets of the Memory Products business, and are shown as business equity in lieu of shareholder’s equity in the combined financial statements. Prior to the Formation, net income (loss) of the Memory Products business forms part of business equity (investments by and advances from Infineon). Subsequent to the Formation, net income (loss) is attributed to retained earnings since the Company exists as a separate legal entity. The effects of equity transactions prior to Formation are included in “Investments and advances from Infineon” in the accompanying combined and consolidated financial statements. At the Formation, net investments by and advances from Infineon were contributed to the company as equity, which is reflected as share capital and as additional paid in capital in the accompanying combined and consolidated statement of business/shareholders’ equity. All intercompany transactions, including purchases of inventory, charges and cost allocations for facilities, functions and services performed by Infineon for the Memory Products business are reflected in this amount.

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

At the Formation, net investments by and advances from Infineon in the amount of €3,372 were contributed to the Company as equity, which is reflected as €600 ordinary share capital and €2,772 as additional paid in capital in the accompanying combined and consolidated statement of business/shareholders’ equity.

The capital structure attributed to the Memory Products business in connection with the preparation of the combined financial statements prior to Formation, based as it is on the business equity concept and without fully independent financing by the Company, may not be indicative of the capital structure that the Memory Products business would have required had it been an independent company during the financial periods presented.

The Company’s operations were historically financed largely through contributions from Infineon and, to a lesser extent, third-party borrowings. The Company’s interest expense prior to the Formation includes interest charges on certain intercompany financial liabilities to the Infineon group companies and interest expense on its external debt based on the aforementioned capital structure. Interest income prior to the Formation includes allocations based on the proportional share of cash and cash equivalents. The Company’s capital structure after the Formation may differ from the capital structure presented in the accompanying combined and consolidated financial statements prior to the Formation as a result of the issuance of additional ordinary shares by Qimonda AG as part of its IPO and subsequent financing transactions. Accordingly, interest expense prior to the Formation reflected in the accompanying combined and consolidated financial statements may not necessarily be indicative of the interest expense that Qimonda AG would have incurred as a stand-alone entity or will incur in the future.

Estimates

The preparation of the accompanying combined and consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from such estimates made by management. In addition, due to the significant relationship between Infineon and the Company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between the Memory Products business and Infineon may not be the same as those that would have resulted from transactions among unrelated third parties. Management believes that the assumptions underlying the combined and consolidated financial statements are reasonable. However, these transactions, allocations and estimates may not be indicative of actual results that would have been obtained if the Company had operated on a stand-alone basis, nor are they indicative of future transactions or of the expenses or results of operations of the Company. In addition, the process of preparing the combined and consolidated financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’-length relationship where one did not exist at the time. Management believes that it is not practicable to estimate what the actual costs of the Company would

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of the Memory Products business, management would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the combined and consolidated financial statements.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying combined and consolidated financial statements.

Basis of Consolidation

The accompanying combined and consolidated financial statements include the accounts of the Qimonda AG and its subsidiaries on a combined and consolidated basis. Consolidated subsidiaries are entities which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates variable interest entities (VIE’s) pursuant to Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (R) “Consolidation of Variable Interest Entities” (“FIN 46(R)”) where the Company is deemed to be the primary beneficiary. VIE’s are entities for which either the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or the equity investors lack an essential characteristic of a controlling financial interest, or the investors’ economic interests are disproportionate to the attached voting rights and substantially all of the entity’s activities involve or are conducted for an investor with disproportionately few voting rights.

Investments in companies in which the Company has the ability to exercise significant influence over operating and financial policies, generally with an ownership interest of 20% or more but that are not controlled by the Company, (“Associated Companies”) are accounted for using the equity method of accounting (note 16). The equity in earnings of Associated Companies with financial year ends that differ by not more than three months from the Company’s financial year end is recorded on a three month lag. Other equity investments (“Related Companies”), generally in which the Company has an ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

The Qimonda group consists of the following number of entities in addition to the parent company, Qimonda AG:

	Consolidated	Associated	Related
	Subsidiaries	Companies	Companies	Total

September 30, 2006	22	5	5	32
Additions	6	—	—	6
Disposals	—	(2)	—	(2)

September 30, 2007	28	3	5	36

Reporting and Foreign Currency

The Company’s reporting currency is the euro, and therefore the accompanying combined and consolidated financial statements are presented in euro.

The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

with the translation of the previous periods are included in other comprehensive income (loss) and reported as a separate component of business/shareholders’ equity as a functional currency translation adjustment.

The exchange rates of the primary currencies used in the preparation of the accompanying combined and consolidated financial statements are as follows:

				Exchange Rate		Annual Average
				September 30,		Exchange Rate
Currency				2006	2007	2006	2007
				euro	euro	euro	euro

U.S. dollar	1$		=	0.7899	0.7052	0.8117	0.7497
New Taiwan dollar		100NTD	=	2.3866	2.1481	2.4823	2.2743
Chinese Yuan Renminbi		100CNY	=	9.9934	9.3844	10.1172	9.7269

Revenue Recognition

Sales

Revenue from products sold to customers is recognized, pursuant to U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and collectability is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality related reasons within the applicable warranty period, which is typically twelve months. Distributors can, in certain cases, apply for stock rotation or scrap allowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific distributors whereby the distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

License Income

License income is recognized when earned and realizable (note 5). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the estimated life span of the technology or the shorter contractual period. Pursuant to Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”, revenues from contracts with multiple elements entered into after July 1, 2003 are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

Grants

Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred (note 22) and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset (note 6) and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (notes 6, 20 and 22).

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Product-related Expenses

Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded, based on estimated failure rates and claim history. Principally, research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method pursuant to FASB Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are recorded to reduce deferred tax assets to an amount that is more-likely-than-not to be realized in the future. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Investment tax credits are accounted for under the flow-through method.

Stock-based Compensation

Prior to the adoption of SFAS No. 123 (revised 2004) “Share Based Payment”, the Company accounted for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, recognized compensation cost over the pro rata vesting period, and applied the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123”.

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Upon this application, prior period amounts have not been restated and do not reflect the recognition of stock-based compensation (note 24).

Issuance of shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary” (note 16).

Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less.

Marketable Securities

The Company’s marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable income taxes. Realized gains or losses

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

and declines in value, if any, judged to be other-than-temporary on available-for-sale securities are reported in other non-operating income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Inventories

Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor costs and applicable indirect costs.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of qualifying long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the years ended September 30, 2006 and 2007 interest capitalized was less than €1 in total. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Leases

The Company is a lessee of property, plant and equipment. All leases where the Company is the lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to SFAS No. 13, “Accounting for Leases”, and related interpretations. All other leases are accounted for as operating leases.

Intangible Assets

The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

Intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years (note 17). Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter of the financial year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined by the excess of recorded goodwill over the implied fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either market value, appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

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

Financial Instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales while undesignated derivatives relating to financing activities are recorded in other non-operating expense, net. The fair value of derivatives and other financial instruments is discussed in note 29.

Pension Plans

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Pension plan assets are measured at fair value and reduce the net pension liability recognized. The assumptions used to calculate pension liabilities and costs are shown in note 28.

Prior to the adoption of the recognition provision of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, changes in the amount of the projected benefit obligation or plan assets resulting from experience differing from that assumed and from changes in assumptions could result in gains or losses not yet recognized in the Company’s consolidated financial statements.

The Company adopted the Recognition Provision of SFAS No. 158 as of September 30, 2007. Pursuant to SFAS No. 158 the Company recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability and recognizes changes in that funded status in the year they occur as part of other comprehensive income. As of September 30, 2007 the adoption of the Recognition Provision of SFAS No. 158

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

resulted in a decrease in other non-current liabilities of €5, an increase in non-current deferred tax liabilities of €2 and an increase in accumulated other comprehensive income of €3 (note 28).

Accumulated actuarial gains or losses are amortized as part of net periodic pension cost for a year if, as of the beginning of that year, the accumulated actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of the plan assets. In that case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan. Accumulated prior service costs or credits are amortized as part of net periodic pension cost over the remaining service period.

The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.

Recent Accounting Pronouncements

Adopted in the year ended September 30, 2007

In September 2006, the FASB issued SFAS No. 158, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 does not change the basic approach to measuring net periodic pension cost. The Company adopted the Recognition Provision of SFAS No. 158 as of September 30, 2007 (note 28).

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires the Company to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and to evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are considered material upon adoption based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. The Company adopted SAB No. 108 as of the year ended September 30, 2007, which did not result in restatement or cumulative effect adjustment.

Issued but principally applicable in future financial years

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the de-recognition measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for the Company from its financial year beginning October 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of FIN 48 will have on its consolidated financial position and results of operations.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for the Company from its financial years beginning after October 1, 2008, and interim periods within those financial years. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. The Company does not expect the application of the Measurement Date Provision of SFAS No. 158 annually on September 30 to have a significant impact on its results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted provided that the entity also early adopts all of the requirements of SFAS No. 157. The Company is currently evaluating whether to elect the option provided for in this standard.

3.	Acquisitions

During December 2004, Saifun Semiconductors Ltd. (“Saifun”) and the Company modified their existing flash memory cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million (subsequently reduced to $48 million) to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating to €7 (note 17). The assets acquired and liabilities assumed were recorded in the accompanying combined and consolidated balance sheet based upon their estimated fair values as of the date of the acquisition (note 21). The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005. In light of the weak market conditions for commodity NAND Flash memories in the three months ended September 30, 2006, Qimonda decided to ramp down its Flash production and stop the development of NAND-compatible flash memory products based on Saifun’s proprietary NROM® technology. Qimonda and Saifun amended the above license agreement to terminate the payment of quarterly installments as of December 31, 2006. As a result of the above, Qimonda reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 (note 7) related to the license (€7) and fixed assets (€2) that were not considered to be recoverable as of September 30, 2006.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The Company had no acquisitions during the years ended September 30, 2006 and 2007. The following table summarizes the net assets acquired as a result of the Company’s acquisition during the year ended September 30, 2005:

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

4.	Divestitures

Effective October 1, 2005 Infineon transferred the development facility Infineon Technologies MP Development Center France S.A.S located in Corbeil-Essonnes, France (“IFMDF”) from the Memory Products business to the Logic business of Infineon, due to the revised scope of its future development activities. Accordingly, the Infineon Logic business took over the management responsibility for this operation from the transfer date. Through September 30, 2005 the IFMDF balance sheet and income statement is included in the Company’s historical combined financial statements because the business was owned and operated as part of the Memory Products business. The results of the transferred facility’s operations during the year ended September 30, 2005 are not material. The net book value of €10 was reflected as a non-cash reduction to business/shareholders’ equity as of October 1, 2005 (note 26).

Except for the disposal of investments in Associated Companies (note 16), the Company had no further divestitures during the years ended September 30, 2006 and 2007.

5.	License Income

During the years ended September 30, 2005, 2006 and 2007, the Company recognized revenues related to license and technology transfer fees of €160, €7 and €8, respectively, which are included in net sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €33, €2 and €3, which were recognized as revenue pursuant to SAB No. 104, in the years ended September 30, 2005, 2006 and 2007, respectively, since the Company had fulfilled all of its obligations and the amounts were realized.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

On November 10, 2004, the Company and ProMOS Technologies Inc., Hsinchu, Taiwan (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four installments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the year ended September 30, 2005.

In connection with its joint technology development with Nanya Technology Corporation, Taoyuan, Taiwan (“Nanya”), in 2003, the Company granted Nanya a license to use its 110nm technology and to do joint development on the 90nm and 70nm technologies. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to the joint development of advanced 58nm production technologies for 300mm wafers (note 16). On September 24, 2007, the Company and Nanya entered into an agreement for further know-how transfer to Nanya. License income related to the transferred technology is recognized over the estimated life of the technology.

In connection with a capacity reservation agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”) in August 2004, the Company granted Winbond a license to use its 110nm technology to manufacture DRAM exclusively for the Company and to develop and sell Winbond proprietary Specialty DRAM products to third parties. In August 2006, the Company entered into an agreement with Winbond whereby the Company transferred its 80nm DRAM technology to Winbond to manufacture DRAM using this technology exclusively for the Company. In June 2007, the Company entered into agreements with Winbond to expand their existing cooperation and capacity reservation. Under the terms of the agreements, the Company agreed to transfer its 75nm and 58nm technologies to Winbond. In return, Winbond will manufacture DRAM using these technologies exclusively for the Company. Winbond can also use the 58nm technology to develop and sell Winbond proprietary Specialty DRAM products to third parties, for which the Company would receive license fees and royalties.

6.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying combined and consolidated financial statements during the years ended September 30, 2005, 2006 and 2007, are as follows:

	2005	2006	2007

Included in the combined and consolidated statements of operations:
Research and development expenses	16	17	24
Cost of goods sold	94	95	72
Other operating income	—	—	4

Total	110	112	100

Construction grants deducted from the cost of fixed assets (note 26)	—	49	1
Deferred government grants at September 30 (notes 20 and 22)	208	179	146
Grants receivable at September 30 (note 14 and 17)	78	118	80

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

7.	Other Operating (Expense) Income, net

Other operating expense, net for the years ended September 30, 2005, 2006 and 2007, is as follows:

	2005	2006	2007

Litigation settlement charges, net of recoveries (note 31)	(20)	(54)	9
Impairment charges (note 3)	—	(9)	—
Insurance claim	—	—	2
Other, net	7	3	7

Total	(13)	(60)	18

Litigation settlement charges refer primarily to the settlement of an antitrust investigation by the U.S. Department of Justice and related settlements with customers (note 19), as well as, during the year ended September 30, 2006, the settlement of the Tessera litigation (note 17).

8.	Restructuring

In 2004, Infineon announced restructuring measures aimed at reducing costs. As part of the restructuring, the Company’s Maskhouse operations were relocated from Munich to Dresden. This plan was completed during the year ended September 30, 2005, although lease termination costs related to the U.S. operations remained accrued at September 30, 2005 and were settled during the year ended September 30, 2006.

During the years ended September 30, 2005, 2006 and 2007, charges of €1, €0 and €0, respectively, were recognized as a result of these restructuring initiatives. As of September 30, 2006 and 2007, no restructuring liabilities were recorded.

In March 2007, Qimonda announced the building of a new DRAM module manufacturing facility in Johor, Malaysia. Following its construction, the Company plans to move the backend production from its existing Malacca plant to this new backend production facility. As of September 30, 2007 the Company has implemented a restructuring plan pursuant to a SFAS No. 88, however, the amount of involuntary benefits to be paid can not be reasonably estimated at September 30, 2007.

9.	Income Taxes

Income (loss) before income taxes and minority interests is attributable to the following geographic locations for the years ended September 30, 2005, 2006 and 2007:

	2005	2006	2007

Germany	41	22	(219)
Foreign	61	172	(14)

Total	102	194	(233)

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Income tax expense (benefit) for the years ended September 30, 2005, 2006 and 2007 is as follows:

	2005	2006	2007

Continuing operations:
Current taxes:
Germany	27	63	(10)
Foreign	6	28	4

Subtotal	33	91	(6)

Deferred taxes:
Germany	46	21	48
Foreign	7	2	(32)

Subtotal	53	23	16

Income tax expense	86	114	10

Other comprehensive (income) loss (note 25)	(1)	(1)	4

Through September 30, 2007 the Company’s statutory tax rate in Germany was 25%. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%.

On August 17, 2007 the Business Tax Reform Act of 2008 was enacted in Germany. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate in Germany from approximately 39% to 30%. Most of the changes come into effect for the Company’s 2008 financial year and affect the Company’s current tax rate from that date. Pursuant to SFAS No. 109, the Company recorded a deferred tax charge of €25 as of September 30, 2007, reflecting the reduction in value of the Company’s deferred tax assets in Germany upon enactment.

A reconciliation of income taxes for the years ended September 30, 2005, 2006 and 2007, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 39% for 2005, 2006 and 2007 is as follows:

	2005	2006	2007

Expected expense (benefit) for income taxes	40	75	(91)
Decrease (increase) in available tax credits	11	2	(28)
Non-taxable investment income	(21)	(50)	(24)
Foreign tax rate differential	(8)	(38)	(43)
Non deductible expenses and other provisions	3	5	4
Increase in valuation allowance	14	11	168
Change in German tax rate	—	—	25
Losses not available to Qimonda due to Formation	43	114	—
Other	4	(5)	(1)

Actual expense for income taxes	86	114	10

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

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The Company has operations in a jurisdiction which grants a tax holiday from the 2005 financial year onwards, which has a remaining term of two years. Compared to ordinary taxation in this jurisdiction, the tax holiday results in tax savings of €0, €16 and €6 for the years ended September 30, 2005, 2006 and 2007, respectively, which are reflected in the foreign tax rate differential.

Deferred income tax assets and liabilities as of September 30, 2006 and 2007 relate to the following:

	2006	2007

Deferred tax assets:
Trade accounts receivable	16	45
Property, plant and equipment	71	63
Intangible assets	79	49
Remaining assets	7	22
Accrued liabilities	31	18
Deferred income	65	44
Remaining liabilities	15	10
Net operating loss and tax credit carry-forwards	32	187

Gross deferred tax assets	316	438
Valuation allowance	(70)	(204)

Deferred tax assets	246	234

Deferred tax liabilities:
Trade accounts receivable	(12)	(17)
Inventories	(3)	—
Property, plant and equipment	(44)	(41)
Long-term investments	(3)	(3)
Accrued liabilities	(15)	(3)
Remaining assets and liabilities	(16)	(19)

Deferred tax liabilities	(93)	(83)

Deferred tax assets, net	153	151

Net deferred income tax assets and liabilities are presented in the accompanying combined and consolidated balance sheets as of September 30, 2006 and 2007 as follows:

	2006	2007

Deferred tax assets:
Current	47	32
Non-current	160	147
Deferred tax liabilities:
Current	(18)	(5)
Non-current	(36)	(23)

Deferred tax assets, net	153	151

Pursuant to the terms of the contribution agreement between the Company and Infineon, substantially all net operating losses generated and not utilized by the Company prior to the Formation were transferred to and retained

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

by Infineon. As such, net deferred tax assets, reflecting valuation allowances calculated on a separate return basis by the Company for losses it could not utilize, of €6, €0 and €0 for the years ended September 30, 2005, 2006 and 2007, respectively, have been accounted for as equity transactions with Infineon (note 26).

As of September 30, 2006 and 2007, the Company had tax loss carry-forwards of €0 and €399 from both German and foreign operations, and tax-effected credit carry-forwards of €32 and €60, respectively, which will be retained by the Company. Such tax loss and tax credit-carry-forwards are generally limited to be used by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual entity is entitled to the claim.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. The assessment was based on the benefits that could be realized from available tax strategies, forecasted future taxable income to the extent applicable, and the reversal of temporary differences in future periods. As a result of this assessment, the Company has increased its deferred tax asset valuation allowance in those tax jurisdictions as of September 30, 2006 and 2007 to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

The changes in valuation allowance for deferred tax assets during the years ended September 30, 2006 and 2007 were as follows:

	2006	2007

Balance, beginning of the year	59	70
Increase applicable to continuing operations	11	168
Decrease due to change in German tax rate	—	(34)

Balance, end of the year	70	204

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2006 and 2007, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

10.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) are calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year.

In connection with the Formation, the ordinary shares outstanding were increased to 300 million owned by Infineon (note 1). Accordingly, all applicable references to the number of ordinary shares and per share information for periods prior to the Formation have been restated to reflect the 300 million ordinary shares outstanding. On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as ADSs. On July 18, 2007 in connection with the transfer of ownership of Qimonda Japan K.K. from Infineon, the Company’s share capital was increased through the issuance of one ordinary share (note 23).

The Company did not have any potentially dilutive instruments outstanding for the years ended September 30, 2005 and 2006. On November 24, 2006 the Company granted 1.9 million stock options pursuant to the Qimonda Stock Option Plan (note 24). None of these options were dilutive to EPS for the year ended September 30, 2007. The

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Company accounts for the potentially dilutive effects of its stock options according to the provisions of SFAS No. 123 (R).

The computation of basic and diluted EPS for the years ended September 30, 2005, 2006 and 2007 is as follows:

	2005	2006	2007

Numerator —
Income (loss) available to ordinary shareholders, basic and diluted	18	74	(249)
Denominator —
Weighted-average shares outstanding, basic and diluted	300,000,000	305,983,562	342,000,000

Earnings (loss) per share (in euro):
Basic and diluted	0.06	0.24	(0.73)

11.	Marketable Securities

Marketable securities at September 30, 2006 and 2007 consist of the following:

	2006				2007
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	Value	Gain	Loss	Cost	Value	Gain	Loss

Foreign government securities	1	1	—	—	1	1	—	—
Other debt securities	2	3	1		137	135	1	(3)
Fixed term deposits	139	138	—	(1)	138	134	—	(4)

Total debt securities	142	142	1	(1)	276	270	1	(7)
Equity securities	—	—	—	—	1	1	—	—
Total marketable securities	142	142	1	(1)	277	271	1	(7)

Reflected as follows Current assets	139	138	—	(1)	272	265	—	(7)
Non-current assets (note 17)	3	4	1	—	5	6	1	—

Total marketable securities	142	142	1	(1)	277	271	1	(7)

Unrealized losses as of September 30, 2006 and 2007 related to debt securities held for less than 12 months. In each of the years ended September 30, 2005, 2006 and 2007 realized gains or losses were less than €1.

The following table presents contractual maturities of debt securities as of September 30, 2007:

	Cost	Fair Value

Within 1 year	—	—
after 1 year through 5 years	129	125
after 5 years through 10 years	10	10
Securities with no stated maturity date	137	135

Total	276	270

Actual maturities may differ due to call or prepayment rights.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

12.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2006 and 2007 consist of the following:

	2006	2007

Third party — trade	764	333
Infineon group — trade (note 27)	61	11
Associated and Related Companies — trade (note 27)	—	3

Trade accounts receivable, gross	825	347
Allowance for doubtful accounts	(22)	(6)

Trade accounts receivable, net	803	341

Activity in the allowance for doubtful accounts for the years ended September 30, 2006 and 2007 is as follows:

	2006	2007

Allowance for doubtful accounts, beginning of year	(19)	(22)
Provision for bad debt, net of recoveries	(3)	16

Allowance for doubtful accounts, end of year	(22)	(6)

13.	Inventories

Inventories at September 30, 2006 and 2007 consist of the following:

	2006	2007

Raw materials and supplies	54	63
Work-in-process	432	311
Finished goods	136	245

Total inventories	622	619

14.	Other Current Assets

Other current assets at September 30, 2006 and 2007 consist of the following:

	2006	2007

VAT and other tax receivables	97	87
Grants receivable (note 6)	105	80
Third party — financial and other receivables	24	34
Financial instruments (note 29)	6	23
Prepaid expenses	14	12
License fees receivable	14	10
Employee receivables (note 27)	2	3
Associated and Related Companies — financial and other receivables (note 27)	—	2
Other	3	3

Total other current assets	265	254

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

15.	Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the year ended September 30, 2007 is as follows:

		Technical	Other Plant
	Land and	Equipment	and Office	Construction
	Buildings	and Machinery	Equipment	in Progress	Total

Cost
September 30, 2006	805	3,795	821	82	5,503
Additions	9	327	47	509	892
Disposals	(1)	(26)	(58)	—	(85)
Reclassifications	9	329	6	(344)	—
Transfers from (to) Infineon, net	—	(7)	1	—	(6)
Foreign currency effects	(53)	(218)	(18)	(9)	(298)

September 30, 2007	769	4,200	799	238	6,006

Accumulated depreciation
September 30, 2006	(274)	(2,430)	(719)	—	(3,423)
Depreciation	(69)	(509)	(71)	—	(649)
Disposals	—	25	57	—	82
Reclassifications	—	(4)	4	—	—
Transfers to (from) Infineon, net	—	6	—	—	6
Foreign currency effects	17	132	15	—	164

September 30, 2007	(326)	(2,780)	(714)	—	(3,820)

Book value
September 30, 2006	531	1,365	102	82	2,080

Book value
September 30, 2007	443	1,420	85	238	2,186

At September 30, 2007 technical equipment is held subject to capital lease (note 21) as follows:

Total

Book value	128
Deferred gain	(77)

Book value, net of deferred gain	51

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

16.	Long-term Investments

A summary of activity for long-term investments (note 2) for the year ended September 30, 2006 and 2007 respectively is as follows:

	Investment in	Investment in
	Associated	Related
	Companies	Companies	Total

Balance at October 1, 2005	543	1	544
Additions	3	—	3
Dividends received	(29)	—	(29)
Capitalized interest amortization	(1)	—	(1)
Equity in earnings of associated companies	80	—	80
Gain on associated company share issuance	72	—	72
Reclassification	9	—	9
Foreign currency effects	(42)	—	(42)

Balance at September 30, 2006	635	1	636
Additions	—	1	1
Dividends received	(61)	—	(61)
Capitalized interest amortization	(1)	—	(1)
Equity in earnings of associated companies	117	—	117
Reclassification	(12)	—	(12)
Disposal	(25)	—	(25)
Foreign currency effects	(27)	—	(27)

Balance at September 30, 2007	626	2	628

Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

The following Associated Companies as of September 30, 2007 are accounted for using the equity method of accounting due to the lack of unilateral control (note 2):

Direct and
Indirect
Name of the Associated Company	Ownership

Inotera	35.6%
AMTC	33.3%
BAC	33.3%

On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture called Inotera Memories Inc., a 300mm manufacturing facility in Taiwan to employ production technology developed under the Companies’ joint development agreements. Pursuant to the agreements, the Company and Nanya developed advanced 90nm and 75nm technology. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to the joint development of advanced 58nm production technologies for 300mm wafers. Technology development costs are shared two-thirds by the Company and one-third by Nanya. The 2002 and 2005 cooperative agreements will remain in force until the product and process technologies developed pursuant to the agreements have achieved required qualifications.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

During the year ended September 30, 2004, Inotera completed the construction and started mass production in its first manufacturing module. The final stage of the capacity was completed during the year ended September 30, 2006. In May 2005 the groundbreaking for the second manufacturing module took place. During the year ended September 30, 2007 Inotera completed the construction and started mass production in its second manufacturing module, which was independently financed by Inotera. The joint venture partners are obligated to each purchase one-half of Inotera’s production based, in part, on market prices.

The November 2002 agreement, as amended, entitles Nanya to receive from the Company or its then-existing foundry partners 60% of that amount of its foundry capacity that is in excess of the foundry capacity the Company receives as of December 2006. Nanya may also receive 50% of the Company’s foundry capacity for which it contracts after March 1, 2006 with new foundry partners. The Company’s obligation to provide foundry capacity is capped at one third of its total 90nm foundry capacity. In combination, the 2002 and 2005 agreements also entitle Nanya to receive from the Company or its foundry partners one third of its 75nm foundry capacity and one third of its 58nm foundry capacity. As of September 30, 2007 the Company has not contracted for foundry capacity that would require it to cede capacity to Nanya under these agreements. The Company does not expect that any foundry capacity that it may be required to provide to Nanya will have a material adverse effect on its business, financial condition or results of operations.

If Infineon were to reduce its shareholding in the Company to a minority level before the earlier of the fifth anniversary of its Formation from Infineon and the achievement of early mass production using 58nm process technology at its manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require Qimonda to transfer its Inotera shares to Infineon. The Company agreed with Infineon that, in this event, it would retransfer the Inotera shares back to the trust. The trust agreement provides for Infineon to hold the Inotera shares in trust for Qimonda until they could be retransferred back to the Company.

On March 17, 2006 Inotera successfully completed its IPO on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted to 41.4% while the book value of Inotera’s equity increased by approximately €30, which gain the Company recognized as part of non-operating income during the year ended September 30, 2006.

On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400 million common shares) which are traded on the Euro MTF market and represent 14.8% of its outstanding share capital before the offering, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted to 36.0% while the book value of Inotera’s equity increased by €42, which gain the Company reflected as part of non-operating income during the year ended September 30, 2006. On August 20, 2007 Inotera issued 40 million common shares, representing 1.2% of its outstanding share capital, as bonuses to its employees, which dilutes the company’s ownership interest to 35.6%, the effect of which is to be recognized by the Company during the three months ending December 31, 2007.

In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon placed the Inotera shares in trust for the Company until the shares could legally be transferred. In March 2007, the Inotera shares (except for a portion representing less than 1% of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining shares are to be transferred to Qimonda.

On May 16, 2002, Infineon entered into the AMTC and BAC joint ventures with its partners Advanced Micro Devices, Inc., Sunnyvale, California, USA (“AMD”), and Toppan Photomasks, Inc., Round Rock, Texas, USA (formerly DuPont Photomasks Inc.) (“Toppan”), with the purpose of developing and manufacturing advanced photomasks.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The Company also maintains equity investments in BAC, a German company that owns the premises used by AMTC and Toppan Photomasks Germany GmbH, Dresden. The purpose of BAC is acquisition, administration, and letting of real estate and corresponding facilities for the production of photo masks.

The limited partnership agreements relating to AMTC and BAC require prior written consent from the other partners before Infineon can assign its partnership interest to the Company. In the case of a transfer to an affiliate, such as Qimonda, the consent may not be unreasonably withheld, but the interest must be transferred back to Infineon should Infineon cease to be the majority shareholder. Infineon and the Company are currently finalizing negotiations with AMD and Toppan concerning an agreement that provides such consent and would allow the Company to retain the interest even if Infineon ceases to be the majority shareholder.

Hwa-Keng Investment Corp. (“Hwa-Keng”), a Taiwanese company, was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. As a result of the Inotera IPO, Hwa-Keng’s business purpose was fulfilled and therefore it was dissolved during the year ended September 30, 2007. The dissolution did not have a significant financial impact on the Company.

On November 13, 2006 the Company sold its investment in Ramtron through a private placement. As a result of the sale, the Company recorded a gain of €2 as part of other non-operating income during the year ended September 30, 2007.

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €6, €0 and €0 for the years ended September 30, 2005, 2006 and 2007, respectively, which are reflected as other non-operating expense.

Goodwill of €2 and €0 is included in the amount of long-term investments at September 30, 2006 and 2007, respectively.

For the Associated Companies as of September 30, 2007, the aggregate summarized financial information for the years ended September 30, 2005, 2006 and 2007, respectively, is as follows:

	2005	2006	2007

Sales	475	909	1,129
Gross profit	154	320	385
Net income	90	224	277

	2006	2007

Current assets	1,123	714
Non-current assets	1,823	2,805
Current liabilities	(518)	(661)
Non-current liabilities	(645)	(1,130)

Shareholders’ equity	1,783	1,728

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

17.	Other Assets

Other non-current assets at September 30, 2006 and 2007 consist of the following:

	2006	2007

Intangible assets, net	143	143
Employee deferred compensation asset (note 27)	5	5
Prepaid expenses	1	—
Marketable securities (note 11)	4	6
Grants receivable (note 6)	13	—
License fees receivable	11	7
Other	1	2

Total	178	163

A summary of activity for intangible assets for the years ended September 30, 2006 and 2007 is as follows:

		Other
	Goodwill	Intangibles	Total

Cost
September 30, 2005	88	77	165
Additions	—	45	45
Impairment charges (note 7)	—	(7)	(7)
Disposals and reductions	(11)	(26)	(37)
Foreign currency effects	(5)	—	(5)

September 30, 2006	72	89	161

Additions	—	26	26
Disposals and reductions	—	(1)	(1)
Foreign currency effects	(8)	(1)	(9)

September 30, 2007	64	113	177

Accumulated amortization
September 30, 2005	—	(8)	(8)
Amortization	—	(12)	(12)
Disposals and reductions	—	5	5
Foreign currency effects	—	(3)	(3)

September 30, 2006	—	(18)	(18)
Amortization	—	(17)	(17)
Disposals and reductions	—	1	1
Foreign currency effects	—	—	—

September 30, 2007	—	(34)	(34)

Intangible assets, net as of September 30, 2006	72	71	143

Intangible assets, net as of September 30, 2007	64	79	143

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2008 €18; 2009 €16; 2010 €14; 2011 €13; 2012 €9.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

In connection with the acquisition of Saifun’s remaining 30% share in Infineon Technologies Flash during January 2005, the Company was granted a license for the use of Saifun NROM(R) technologies (note 3). The Company recorded the intangible license asset of €58, representing the estimated fair value of the license, and a corresponding liability of €58, representing the minimum future license payments. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM(R) Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 as of September 30, 2005. Effective September 30, 2006, the Company and Saifun amended its license agreement (note 3). As a result of the amendment, the Company reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 (note 7) related to the license (€7) and fixed assets (€2) that were not considered to be recoverable as of September 30, 2006.

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

In June 2006, the Company and Infineon reached an agreement with MOSAID Technologies Inc., Ottawa, Ontario, Canada (“MOSAID”) settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. MOSAID granted to Infineon a six year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to certain MOSAID patent families. In exchange for these licenses, the Company agreed to make license payments commencing on July 1, 2006 over a six-year term. The license of €32 is being amortized over the expected useful life of the related technologies of six years.

On August 1, 2006, Infineon and the Company entered into settlement agreements with Tessera Inc., San Jose, California, USA (“Tessera”) in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and the Company had raised against Tessera. As part of the settlement, Infineon and the Company entered into license agreements with Tessera, effective July 1, 2006, that provide the Infineon and the Company world-wide, nonexclusive, non-transferable and non-sublicensable license to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon’s and the Company’s production. The license agreements have a six-year term and can be extended. Under the license agreement, the Company agreed to pay Tessera an initial upfront fee and additional royalty payments over a six year period based on the volume of components it sells that are subject to the license. The Company recognized the litigation settlement portion of €31 as other operating expense (note 7) during the year ended September 30, 2006. The remaining license portion is amortized over the term of the agreement and the royalty payments are recognized as the related sales are made.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

18.	Trade Accounts Payable

Trade accounts payable at September 30, 2006 and 2007 consist of the following:

	2006	2007

Third party — trade	565	601
Infineon group — trade (note 27)	71	56
Associated and Related Companies — trade (note 27)	76	99

Total	712	756

19.	Accrued Liabilities

Accrued liabilities at September 30, 2006 and 2007 consist of the following:

	2006	2007

Personnel costs	95	97
Settlement for antitrust related matters (note 31)	53	38
Warranties	1	3
Other	11	9

Total	160	147

In September 2004 Infineon entered into a plea agreement with the United States Department of Justice in connection with its antitrust investigation (note 31) and agreed to pay a fine aggregating $160 million over a five-year period. The related expense is reflected as other operating expense (note 7) whereas the amount due within one year as of the balance sheet date is included in accrued liabilities and other current liabilities (note 20), and the remaining long-term portion is reflected as other non-current liabilities (note 22). As a result of this agreement and other anti-trust related investigations and customer settlements (note 31), the Company recorded other operating (expenses) income €(20), €(23) and €9 during the years ended September 30, 2005, 2006 and 2007, respectively (note 7).

A tabular reconciliation of the changes in the aggregate product warranty liability for the years ended September 30, 2006 and 2007 is as follows:

	2006	2007

Balance beginning of year	1	1
Accrued during the year, net	3	3
Settled during the year	(3)	(1)

Balance end of year	1	3

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

20.	Other Current Liabilities

Other current liabilities at September 30, 2006 and 2007 consist of the following:

	2006	2007

Deferred income	20	88
Deferred government grants (note 6)	74	49
Payroll obligations to employees	31	35
VAT and other taxes payable	72	26
Settlement for anti-trust related matters — payable to Infineon (notes 19 and 31)	24	22
Credit balances in trade accounts receivables	—	20
Licenses payable	13	13
Financial instruments (note 29)	2	4
Pension liabilities (note 28)	—	1
Infineon group — financial and other (note 27)	9	—
Other	—	1

Total	245	259

21.	Debt

Debt at September 30, 2006 and 2007 consists of the following:

	2006	2007

Short-term debt:
Loans from Infineon (note 27)	344	—
Notes payable to banks, rate 6,09%	—	28
Current portion of long term debt, rate 4,25%	—	21
Capital lease obligation	—	28
Total short-term debt	344	77
Long-term debt:
Unsecured term bank loan, rate 4,25%, due 2013	124	103
Notes payable to governmental entity, rate 5,06%, due 2027	27	24
Capital Lease obligation	—	100

Total long-term debt	151	227

In September 2007, the Company entered into a sale and leaseback transaction of 200mm equipment. The four year lease is accounted for as a capital lease (note 15) whereby the present value of the lease payments is reflected as a capital lease obligation.

The Company repaid the total of €344 of its short-term loan from Infineon during the year ended September 30, 2007.

A €124 non-recourse project financing loan for the expansion of the Porto, Portugal manufacturing facility was fully drawn as of September 30, 2007.

As of September 30, 2007 a €24 note payable to a government entity in connection with the Richmond, USA plant had been fully drawn.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The Company can also draw, for short term purposes, on the working capital lines it maintains in several locations with an aggregate amount of €161, of which €28 was drawn for working capital purposes and reflected as short-term notes payable to banks as of September 30, 2007 and fully repaid on October 10, 2007.

In August 2006, the Company entered into a committed multicurrency revolving loan facility with an aggregate principal amount of €250, which the Company voluntarily cancelled on September 28, 2007. This cancellation was due to certain restrictions on asset dispositions which had limited the Company when pursuing engagements in sale and leaseback transactions for manufacturing equipment. Before cancellation, Qimonda did not have any drawdown at any time from this revolving loan facility.

Aggregated amounts of debt, including capital lease obligations, maturing subsequent to September 30, 2007 are as follows:

Year Ending September 30,	Amount

2008	77
2009	51
2010	54
2011	57
2012	21
Thereafter	44

Total debt	304

22.	Other Liabilities

Other non-current liabilities at September 30, 2006 and 2007 consist of the following:

	2006	2007

Deferred government grants (note 6)	105	97
Minority interest	79	83
Deferred income	9	83
Settlement for antitrust related matters — payable to Infineon (notes 19 and 31)	64	41
Licenses payable	37	27
Pension liabilities (note 28)	26	24
Asset retirement obligation	—	10
Other	4	5

Total	324	370

On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. The capital invested by CSVC earns an annual return and has a liquidation preference. All accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has consolidated 100% of the results of operations of the joint venture from inception, although the capital invested and annual return of CSVC is reflected as minority interest. The Company currently holds 63% of Qimonda Suzhou representing 72.5% of the voting rights in the venture.

On April 25, 2007, the Company and SanDisk Corporation (“SanDisk”), Milpitas, California, USA entered into a collaboration to develop and manufacture multichip packages (“MCPs”) utilizing SanDisk’s NAND flash and controllers and the Company’s low power mobile DRAM. The collaboration targets the need for high capacity,

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

integrated memory solutions for data-intensive mobile applications. This collaboration is executed through an entity, SanQi Solutions Lda. (“SanQi”), based in Portugal and owned 50.1% by Qimonda and 49.9% by SanDisk. SanQi is a variable interest entity of which Qimonda is the primary beneficiary. Accordingly, the Company has consolidated SanQi and presents SanDisk’s interest as minority interest.

23.	Ordinary Share Capital

On April 25, 2006 the initial 50,000 registered shares of (in euro) €1.00 notional value were combined to 25,000 registered shares of (in euro) €2.00 notional value.

Pursuant to the contribution agreement, in exchange for the Infineon contributions as part of the Formation, and based on a shareholders’ resolution dated April 25, 2006, the Company issued 132,288,975 ordinary registered shares to Infineon, which increased the Company’s share capital from (in euro) €50,000.00 to (in euro) €264,600,000.00 on April 25, 2006 (Capital Increase I), and 167,686,025 ordinary registered shares to Infineon Technologies Holding B.V., which increased the Company’s share capital from (in euro) €264,627,950.00 to (in euro) €600,000,000.00 (Capital Increase II).

On July 27, 2006, the Company’s shareholders resolved to increase the share capital to (in euro) €684,000,000.00 in exchange for cash contributions through the issuance of 42,000,000 ordinary registered shares, that exclude subscription rights of existing shareholders, and became effective on August 8, 2006 (Capital Increase III) (note 1). In connection with the Company’s IPO, the Company received offering proceeds of €415, net of offering costs of €19 and tax benefit thereon of €9, in exchange for the issuance of 42,000,000 shares.

On May 29, 2007, the Management Board resolved to increase the Company’s ordinary share capital by (in euro) €2.00 in exchange for the contribution of all shares in Qimonda Japan K.K. from (in euro) €684,000,000.00 to (in euro) €684,000,002.00 through the issuance of one no-par value ordinary registered share from the authorized capital. The capital increase was approved by the Investment, Finance and Audit Committee of the Company’s Supervisory Board and became effective on July 18, 2007.

As of September 30, 2007 the Company had a total of 342,000,001 no par value ordinary registered shares (Namensaktien) outstanding.

Authorized and Conditional Share Capital

Under the German Stock Corporation Act (Aktiengesetz), a stock corporation’s shareholder can authorize the management board to issue shares in a specified aggregate nominal amount up to 50% of the issued share capital at the time the resolution is passed. The shareholders’ authorization may extend for a period of no more than five years.

On July 14, 2006, the Company’s shareholders resolved to amend the Company’s Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent. The Management Board may use this authorization until July 13, 2011 to increase the share capital by up to (in euro) €30,000,000.00 through the issuance, in one or more tranches, of new ordinary registered shares with no par value, that exclude subscription rights of existing shareholders, in exchange for cash contributions for the purpose of issuing shares to the Company’s and the subsidiaries’ employees.

In addition on July 27, 2006, the Company’s shareholders resolved to amend the Company’s Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent against contributions in cash or in kind. The Management Board may use these authorizations until July 26, 2011 to issue new shares in one or more tranches for any legal purpose in an aggregate amount of up to (in euro) €239,400,000.00 in which case existing shareholders have preemptive rights, which may be excluded in specified circumstances.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

In connection with the share capital increase by (in euro) €2.00 described above, the authorized share capital was decreased from (in euro) €239,400,000.00 to (in euro) €239,399,998.00.

During the Company’s extraordinary shareholders’ meeting on July 14, 2006, its shareholders passed the following resolutions with regard to conditional capital:

• First, the Company’s share capital is conditionally increased by up to (in euro) €12,000,000.00 through the issuance of up to six million ordinary registered shares with no par value in connection with the employee stock option and share purchase plans described in note 24.

• Second, the Company’s share capital is conditionally increased by up to (in euro) €240,100,000.00 through the issuance of up to 120,050,000 ordinary registered shares with no par value. This conditional capital may only be used in connection with an issuance of a convertible bond, which the shareholders authorized by resolution of July 14, 2006.

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the parent company, Qimonda AG, as determined in accordance with the HGB on a stand-alone basis. All dividends must be approved by shareholders. No earnings are available for distribution as a dividend for the 2007 financial year, since Qimonda AG on a stand-alone basis, as the parent company, incurred a cumulative loss (Bilanzverlust) as of September 30, 2007.

24.	Stock-based Compensation

Infineon Stock Option Plans

In periods prior to the Formation, certain of the Company’s employees were granted Infineon stock options as Infineon employees pursuant to Infineon’s stock option plans. The aggregate number of such options outstanding were 11.6 million, 11.4 million and 9.9 million (of which 5.6 million, 6.6 million and 6.7 million were exercisable) as of September 30, 2005, 2006 and 2007, respectively. If such options are exercised, the employees are to be given Infineon shares in exchange for payment of the exercise price to Infineon. Accordingly, such options do not represent potential dilutive instruments to the Company.

Fair value disclosures of Infineon Stock Option Plans

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method, and accounts for stock option grants to its employees under the Infineon stock option plans according to the fair value method of SFAS No. 123 (revised 2004) from that date.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during the years ended September 30, 2005, 2006 and 2007, nor has it communicated plans to pay dividends in the foreseeable future. Infineon has not granted stock options to Qimonda employees after March 1, 2006.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

	2005	2006	2007

Weighted-average assumptions:
Risk-free interest rate	3.03%	3.08%	—
Expected volatility	58%	43%	—
Expected life in years	4.50	5.07	—
Weighted-average fair value per option at grant date in euro	4.06	3.19	—

Qimonda Stock Option Plan

During an extraordinary shareholders’ meeting held on July 14, 2006, the shareholders authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives in the group, through September 30, 2009, a total of 6,000,000 non-transferable option rights to receive ordinary shares issued by the Company (note 23). The shareholders’ meeting resolved on the following key features of such stock option plan:

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

The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years. The exercise of each option right is subject to the condition that the exchange price of the ADSs on the New York Stock Exchange, during the exercise period of the respective option right, exceeds the Philadelphia Semiconductor Sector (“SOX”) index on at least three consecutive days. In order to determine whether such excess has taken place, the SOX and the strike price of the respective option right will be set at 100 at the day on which the option right is granted.

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

Upon exercise of an option right, the holder is generally able to receive new ordinary shares to be issued by the company. The Management Board (with approval by the Supervisory Board) is, however, allowed to decide to instead deliver existing shares or pay a cash compensation to be calculated on the basis of the difference between the strike price and the exchange price of the ADSs or shares on the exercise date.

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

No options were granted as part of the Company’s IPO. The Supervisory Board allocated 400,000 options for grant to the Management Board in the 2007 financial year. On November 24, 2006, the Company granted 1,899,200 Qimonda stock options, thereof 1,499,200 to employees and 400,000 to the Management Board of the Company. Accordingly, such options represent potential dilutive instruments to the Company. In addition, the Supervisory Board received 20,486 stock appreciation rights during the year ended September 30, 2007, with the same conditions as Qimonda stock options, except that they can only be settled in cash if exercised, which results in their classification as a liability.

A summary of the status of the Qimonda stock option plan 2006 as of September 30, 2007, and changes during the year then ended is presented as follows:

Weighted-
average
	Number of	Weighted-	remaining	Aggregated
	Options in	average	contractual life	intrinsic
	million	exercise price	(in years)	value

Outstanding at beginning of period	—	—	—	—
Granted	1.9	$15.97	6.00	$0.00
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at end of period	1.9	$15.97	5.16	$0.00

Vested during the period	—	—	—	—
Expected to ultimately vest at end of period	1.7	$15.97	5.16	$0.00
Exercisable at end of period	—	—	—	—

Changes in the Company’s unvested options for the year ended September 30, 2007, are summarized as follows:

Weighted-
		Weighted	average
	Number of	average	remaining	Aggregated
	Options in	grant date	contractual life	intrinsic
	million	fair value	(in years)	value

Unvested at beginning of period	—	—	—
Granted	1.9	$4.23	6.00	$0.00
Vested	—	—	—	—
Forfeited	—	—	—	—
Unvested at end of period	1.9	$4.23	5.16	$0.00
Unvested options expected to vest	1.7	$4.23	5.16	$0.00

Fair value disclosures of Qimonda Stock Option Plan

Qimonda accounts for stock option grants to its employees under the Qimonda stock option plan according to the fair value method of SFAS No. 123 (revised 2004).

The fair value of each option grant is estimated on the grant date using a specific Monte Carlo simulation-based option-pricing model. This model accounts for vesting conditions relating to the SOX Index and its impact on

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

fair value. The Company uses a combination of implied and historical volatilities from traded options on the Company’s peer group when estimating the fair value of stock options granted, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect fundamentals of the Company’s stock. Forfeitures are estimated based on historical experience. The expected life and expected vesting period of options granted are estimated using the simulation model. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option.

The following assumptions were used in the Monte Carlo simulation to determine the fair value of options granted during the period:

	2005	2006	2007

Weighted-average assumptions:
Risk-free interest rate	—	—	4.62%
Expected volatility, underlying ADS	—	—	45%
Expected volatility, SOX Index	—	—	29%
Forfeiture rate, per year	—	—	3.40%
Dividend yield	—	—	0%
Expected life in years	—	—	4.62
Weighted-average fair value per option at grant date	—	—	$4.23

Stock-Based Compensation Expense

Stock-based compensation expenses for the Infineon and the Qimonda SOP were allocated as follows for the years ended September 30, 2005, 2006 and 2007:

	2005	2006	2007

Compensation expense recognized:
Cost of sales	—	3	2
Selling, general and administrative expenses	—	3	2
Research and development expense	—	2	2

Total stock-based compensation expense	—	8	6

Related to:
Infineon Stock Options:	—	8	4
Qimonda Stock Options:	—	—	2

The amount of stock-based compensation cost which was capitalized and remained in inventories during the year ended September 30, 2006 and 2007 was immaterial. Stock-based compensation expense does not reflect income tax benefits, since stock options are primarily granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a cash flow effect during the year ended September 30, 2007, since no exercises of stock options occurred during the period. As of September 30, 2007, for Infineon related stock options there was a total of €3 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 2.5 years, and for Qimonda related stock options there was a total of €4 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 2.27 years.

As noted above, options on Infineon stock do not represent potential dilutive instruments for Qimonda AG and accordingly, they have no dilutive impact on diluted EPS (note 10). The Qimonda stock options were not dilutive to EPS for the year ended September 30, 2007 (note 10).

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Through September 30, 2005 the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”. If the Company had accounted for stock-based compensation according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

2005

Net (loss) income:
As reported	18
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(9)

Pro forma	9

Basic and diluted earnings (loss) per share:
As reported in euro	0.06
Pro forma in euro	0.03

25.	Accumulated Other Comprehensive Loss

The changes in the components of other comprehensive income (loss) for the years ended September 30, 2005, 2006 and 2007 are as follows:

	2005			2006			2007
		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive (loss) income — beginning of year	(111)	—	(111)	(68)	1	(67)	(136)	2	(134)

Other comprehensive (loss) income:
* Unrealized losses on securities, net (note 11)	—	—	—	—	—	—	(6)	—	(6)
* Additional minimum pension liability	(2)	1	(1)	(2)	1	(1)	4	(2)	2
* Foreign currency translation adjustment	45	—	45	(66)	—	(66)	(124)	—	(124)

Other comprehensive income (loss)	43	1	44	(68)	1	(67)	(126)	(2)	(128)
Adoption of SFAS No. 158 (note)
* Pension net actuarial gain (loss)	—	—	—	—	—	—	9	(3)	6
* Pension net prior service credit (cost)	—	—	—	—	—	—	(4)	1	(3)

Accumulated other comprehensive (loss) income — end of year	(68)	1	(67)	(136)	2	(134)	(257)	(2)	(259)

Thereof:
* Unrealized losses on securities, net (note 11)	—	—	—	—	—	—	(6)	—	(6)
* Additional minimum pension liability	(2)	1	(1)	(4)	2	(2)	—	—	—
* Foreign currency translation adjustment	(66)	—	(66)	(132)	—	(132)	(256)	—	(256)
* Pension net actuarial gain (loss)	—	—	—	—	—	—	9	(3)	6
* Pension net prior service credit (cost)	—	—	—	—	—	—	(4)	1	(3)

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Total comprehensive income (loss) for the years ended September 30, 2005, 2006 and 2007 was as follows:

	2005	2006	2007

Net income (loss)	18	74	(249)
Other comprehensive income (loss)	44	(67)	(128)

Total comprehensive income (loss)	62	7	(377)

26.	Supplemental Cash Flow Information

	2005	2006	2007

Cash paid for:
Interest to Infineon	—	38	12
Interest to third parties	22	5	7
Income taxes	36	52	54
Non-cash investing activities:
Construction grants deducted from the cost of fixed assets (note 6)	—	49	1
Non-cash financing activities:
Distribution to Infineon	(374)	(19)	—
Deferred tax assets retained by Infineon (note 9)	(6)	—	—
Capital lease obligation (note 21)	—	—	128

Cash paid for Interest to Infineon related to the period before Formation is based on the historical capital structure (note 1).

The historical net book value of DD200 of €374 transferred from the Company to the Logic business of Infineon is reflected as a non-cash equity transaction as of the October 1, 2004 transfer date (note 4).

Effective October 1, 2005 Infineon transferred the IFMDF development facility from the Memory Products business to the Logic business of Infineon. The net book value of €10 was reflected as a non-cash reduction to business equity as of October 1, 2005 (note 4).

Deferred tax assets related to tax loss carry-forwards, net of valuation allowance, or tax credits that have been retained by Infineon and not transferred to the Company at the Formation of €6, €0 and €0 as of September 30, 2005, 2006 and 2007 are reflected as non-cash decreases to business/shareholders’ equity in the accompanying combined and consolidated financial statements.

Cash equivalents as of September 30, 2006 and 2007 were €895 and €718 respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less.

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

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Related Party receivables at September 30, 2006 and 2007 consist of the following:

	2006	2007

Current:
Infineon group — trade (note 12)	61	11
Associated and Related Companies — trade (note 12)	—	3
Associated and Related Companies — financial and other (note 14)	—	2
Employee receivables (note 14)	2	3

Total Related Party receivables	63	19

As of September 30, 2006 receivables from Infineon mainly represent amounts due to the Company’s operations in Japan. Infineon legally transferred the Japan operations during the year ended September 30, 2007.

Related Party payables at September 30, 2006 and 2007 consist of the following:

	2006	2007

Current:
Infineon group — trade (note 18)	71	56
Associated and Related Companies — trade (note 18)	76	99
Infineon group — financial and other (note 20)	9	—

Total Related Party payables	156	155

Related Party receivables and payables have been segregated first between amounts owed by or to Infineon group companies and companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrued interest at interbank rates.

Related Party debt at September 30, 2006 and 2007 consists of the following:

	2006	2007

Short-term debt:
Loans from Infineon (note 21)	344	—

Total Related Party debt	344	—

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Transactions with Related Parties during the years ended September 30, 2005, 2006 and 2007, include the following:

	2005	2006	2007

Sales to Related Parties:
Siemens group companies	3	17	—
Associated and Related Companies	1	—	—

	4	17	—

Purchases from Related Parties:
Siemens group companies	13	4	—
Infineon group companies	265	403	294
Associated and Related Companies	247	438	546

	525	845	840

Purchases from Infineon during the years ended September 30, 2005, 2006 and 2007 are principally related to products purchased from the DD200 facility and are based on Infineon’s cost plus a margin. Purchases from Siemens group companies during the years ended September 30, 2005 and 2006 primarily include purchases of fixed assets and rent payments.

	2005	2006	2007

Interest income from (expense to) Infineon group companies:
Interest income from Infineon group companies	40	15	—
Interest expense to Infineon group companies	(34)	(38)	(8)

	6	(23)	(8)

Since the Formation, the Company entered into several service agreements with Infineon. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. Transactions under these agreements during the five months ended September 30, 2006 and the year ended September 30, 2007, are reflected in the consolidated statements of operations as follows:

	Five months ended	Year ended
	September 30, 2006	September 30, 2007

Cost of goods sold	9	13
Research and development expenses	10	28
Selling, general and administrative expenses	14	15

	33	56

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

Under the master information technology cost sharing agreement, Infineon and the Company generally agree to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agree to share the fixed costs of the services

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. Under the master information technology service agreement, Infineon and the Company agree to provide information technology services to one another. In general, under all of these agreements, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2008 and thereafter as mutually agreed from year to year.

Major shareholders

Concurrent with the Company’s IPO, Infineon sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result, Infineon’s shareholding in the Company decreased and was 85.9% as of September 30, 2006.

In August 2007, Infineon announced its intention to reduce its stake in Qimonda to ’significantly’ less than 50 percent by the time of its 2009 annual shareholders’ meeting.

In September 2007 Infineon sold 28.75 million Qimonda ADSs, including the underwriters’ over-allotment option, in a registered offering. As a result, Infineon’s shareholding in Qimonda decreased and was 77.5% as of September 30, 2007.

On September 26, 2007, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, issued bonds in the amount of €215, including the underwriters’ over-allotment option, exchangeable for Qimonda ADSs. The coupon of the three-year exchangeable bond is 1.375% per year. The exchange period starts 40 days after issuance and ends August 31, 2010. The exchange price is $14.74 for each Qimonda ADS, corresponding to an exchange premium of 35%. If all bondholders exercise their exchange rights, Infineon would deliver 20.5 million Qimonda ADSs, equivalent to approximately 6.0% of Qimonda’s share capital. Concurrently with this transaction, Infineon loaned an affiliate of J.P. Morgan Securities Inc. 3.55 million Qimonda ADSs ancillary to the placement of the exchangeable bond, which must be returned no later than August 31, 2010 and some of which Infineon has advised the Company have already been returned.

Dresden 200mm Facility

Effective October 1, 2004 Infineon transferred the 200mm front-end manufacturing facility located in Dresden, Germany (“DD200”) from the Memory Products business to the Logic business of Infineon, since the facility would be used to manufacture logic products in the future. Accordingly, the Infineon Logic business took over the management responsibility for this operation from the transfer date. Through September 30, 2004 the DD200 balance sheet and income statement are included in the Company’s historical combined financial statements because the business was owned and operated as part of the Memory Products business. Since the transfer was between entities under common control, the transfer was effective at historical book value as a non-cash reduction of business equity (note 26). Prior to the Formation, the Company was charged for the capacity utilized to manufacture the products it purchases from Infineon.

In April 2006, Infineon and Qimonda entered into a product purchase agreement for the production of wafers at DD200 through September 30, 2007. Pursuant to the agreement, Infineon agreed to manufacture wafers at DD200, using the Company’s manufacturing technologies and masks, and to sell them to the Company at prices specified in the agreement. The Company is required under this agreement to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. The Company is obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for the Company under this agreement. In addition, the Company has to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. Infineon and the Company have agreed in principle that they will share equally any potential restructuring costs arising in

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

connection with one module. Although no restructuring plan has been established, these costs could be material and adversely affect the Company’s financial condition and results of operations.

On January 26, 2007 Qimonda and Infineon extended their agreement for the production of wafers at DD200 through September 30, 2009.

28.	Pension Plans

Prior to the Formation, the Company’s employees participated in Infineon’s defined benefit pension plans. The pension costs and liabilities included in the accompanying combined and consolidated financial statements and presented below for periods prior to the Formation include the portion of the Infineon pension costs and liabilities that relate to the Company’s employees participating in the respective Infineon pension plans. With the Formation, these pension liabilities and related assets were legally transferred to Qimonda.

In February 2007, the Company established a uniform Qimonda Pension Plan for Germany with effect from October 1, 2006, into which the substantial majority of the employees were transferred, representing more than 90 percent of the existing pension obligations, and which is available to new employees. The previous Infineon plan regulations continue to apply to existing retirees and employees who did not consent to the new plan. These previous Infineon plan regulations and the new Qimonda Pension Plan for Germany are reflected below as “Domestic plans”.

The Qimonda Pension Plan for Germany qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87, which increased the projected benefit obligation by €4 and is amortized as part of net periodic pension cost (“NPPC”) in future periods.

The Infineon pension plan regulations continue to apply to Company’s employees in foreign countries (collectively, “Foreign plans”), although all respective assets and obligations have been transferred to the Company.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Information with respect to the Domestic plans and Foreign plans for the years ended September 30, 2005, 2006 and 2007 is presented as follows:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Accumulated benefit obligation end of year	(49)	(4)	(41)	(3)	(46)	(3)

Change in projected benefit obligation
Projected benefit obligations beginning of year	(39)	(5)	(59)	(6)	(53)	(3)
Service cost	(3)	(1)	(6)	—	(6)	—
Interest cost	(2)	—	(3)	—	(2)	—
Actuarial (losses) gains	(4)	—	(2)	2	15	—
Disposal of plan	7	—	—	—	—	—
Plan transfer	(14)	—	17	—	(1)	—
Plan amendments	(4)	—	—	—	(4)	—
Curtailment gain	—	—	—	1	—	—

Projected benefit obligations end of year	(59)	(6)	(53)	(3)	(51)	(3)

Change in fair value of plan assets Fair value at beginning of year	22	3	31	3	25	2
Contributions and transfers	6	—	—	—	—	—
Actual return on plan assets	3	—	2	—	2	—
Plan transfer	—	—	(8)	(1)	—	—

Fair value at end of year	31	3	25	2	27	2

Funded status	(28)	(3)	(28)	(1)	(24)	(1)
Unrecognized actuarial loss (gain)	4	—	8	(1)	(8)	(1)
Unrecognized prior service cost	—	—	—	—	4	—

Net liability recognized before adopting SFAS No. 158	(24)	(3)	(20)	(2)	(28)	(2)

Impact of adopting SFAS no. 158 before tax					4	1

Net liability recognized after adopting SFAS No. 158					(24)	(1)

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Adoption of SFAS No. 158

The Company adopted the recognition provision of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as of September 30, 2007, whereby the overfunded or underfunded status of a defined benefit postretirement plan is recognized as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. The incremental effect of applying the recognition provision of SFAS No. 158 as of September 30, 2007 is as follows:

	Domestic	Foreign
	Plans	Plans	Total

Accumulated other comprehensive income
* actuarial gain (loss) before tax (note 25)	8	1	9
* prior service credit (cost) before tax (note 25)	(4)	—	(4)

Impact of adopting SFAS No. 158 before tax	4	1	5
* Tax effect (note 25)	(2)	—	(2)

Impact of adopting SFAS No. 158 after tax	2	1	3
Deferred tax liability — non-current (note 9)	2	—	2

Accrued pension liability — non-current (note 22)	4	1	5

According to SFAS No. 158, the following table presents the actuarial (gain) loss and prior service (credit) cost before tax as components of accumulated other comprehensive income (gain) loss not yet recognized as NPPC as a result of the adoption of SFAS No. 158 at September 30, 2007, and the expected impact during the year ending September 30, 2008:

	2007		Expected 2008
	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Actuarial (gain) loss at beginning of year	—	—	(8)	(1)
Arising during the year	—	—	—	—
Recognized as component of NPPC during the year	—	—	1	—
Impact of adopting SFAS No. 158 before tax	(8)	(1)	—	—

Actuarial (gain) loss at end of year	(8)	(1)	(7)	(1)

Prior service cost at beginning of year	—	—	4	—
Arising during the year	—	—	—	—
Recognized as component of NPPC during the year	—	—	—	—
Impact of adopting SFAS No. 158 before tax	4	—	—	—

Prior service cost at end of year	4	—	4	—

Impact of adopting SFAS No. 158 before tax	(4)	(1)

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The net pension liability is recognized as follows in the accompanying combined and consolidated balance sheets as of September 30, 2005, 2006 and 2007:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Accumulated other comprehensive Income —
Additional Minimum Pension Liability	2	—	4	—	—	—
Accrued pension liabilities (note 20 and 22)/	(26)	(3)	(24)	(2)	(24)	(1)

Net liability recognized	(24)	(3)	(20)	(2)	(24)	(1)

Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets as of September 30, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Projected benefit obligation	59	6	53	3	51	3
Fair value of plan assets	31	3	25	2	27	2
Accumulated benefit obligation	49	4	41	3	46	3
Fair value of plan assets	31	3	25	2	27	2

The weighted-average assumptions used in calculating the actuarial values for the pension plans as of September 30, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Discount rate	4.5%	4.9%	4.8%	5.9%	5.5%	5.8%
Rate of compensation increase	2.5%	3.6%	2.5%	3.6%	2.5%	0.4%
Projected future pension increases	1.3%	1.7%	1.8%	2.3%	1.8%	2.2%
Expected return on plan assets	7.3%	6.4%	6.5%	6.6%	5.9%	6.4%

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

Investment strategies

The investment approach of Qimonda’s pension assets involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. Qimonda’s pension assets are invested with one investment manager. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment management and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Expected long-term rate of return on plan assets

Establishing the expected rate of return on pension assets requires judgment. Infineon’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time, the types of investment classes in which pension plan assets are invested, long-term investment strategies, as well as the expected compounded return Qimonda can reasonably expect the portfolio to earn over appropriate time periods.

The Company reviews the expected long-term rate of return annually and revises it as appropriate. Also, Qimonda periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

Plan asset allocation

As of September 30, 2006 and 2007 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2006		2007		Targeted Allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Equity securities	—	61%	46%	29%	45%	—
Debt securities	—	39%	43%	65%	52%	—
Cash	100%	—	11%	—	3%	100%
Other	—	—	—	6%	—	—

Total	100%	100%	100%	100%	100%	100%

In September 2006 the Company established the Qimonda Pension Trust. The Infineon Pension Trust transferred €26 in cash to the Qimonda Pension Trust, representing the pro rata portion of the Infineon Plan Assets related to the actual Qimonda employees at the Formation. The Qimonda Pension Trust is to invest these funds according to the targeted investment allocation. The difference between the actually transferred assets and the previously allocated plan assets of € 9 is reflected as a non-cash equity transaction in the statement of business/shareholders’ equity for the year ended September 30, 2006 (note 26).

The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e. net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in the Company’s or Infineon’s shares.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The components of NPPC for the years ended September 30, 2006 and 2007 are as follows:

	2005		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Service cost	(3)	(1)	(6)	—	(6)	—
Interest cost	(2)	—	(3)	—	(2)	—
Expected return on plan assets	2	—	2	—	2	—
Amortization of unrecognized actuarial gains (losses)	—	—	—	—	(1)	—
Curtailment gain recognized	—	—	—	1	—	—

NPPC	(3)	(1)	(7)	1	(7)	—

On January 1, 2006 the Company converted the existing defined benefit plan in the US into a defined contribution plan, which resulted in a curtailment gain of €1.

Actuarial (losses) gains amounted to €(4), €0 and €15 for the years ended September 30, 2005, 2006, and 2007 respectively.

The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five financial years and thereafter are as follows:

	Domestic	Foreign
Years Ending September 30,	Plans	Plans

2008	2	—
2009	1	—
2010	2	—
2011	2	—
2012	2	—
2013-2017	21	1

Other post-retirement benefits

The Company has a deferred savings plan for its employees in Germany, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €4 and €6 as of September 30, 2006 and 2007, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.

The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of less than €1 for each of the years ended September 30, 2005, 2006 and 2007. The net liability recognized in the accompanying balance sheet was €1 and €1 as of September 30, 2006 and 2007, respectively.

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

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2006 and 2007 are as follows:

	2006		2007
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value

Forward contracts sold:
U.S. dollar	168	(1)	475	11
Japanese yen	26	—	2
Forward contracts purchased:
U.S. dollar	17	—	72	(1)
Japanese yen	22	—	70	(2)
Singapore dollar	3	—	5	—
Malaysian ringgit	5	—	17	—
Other currencies	—	—	1	—
Other	94	5	108	11

Fair value, net		4		19

Gains and losses on derivative financial instruments principally included in determining cost of goods sold were as follows for the years ended September 30:

	2005	2006	2007

Gains (losses) from foreign currency derivatives:
Cost of sales	(1)	(4)	25

Gains (losses) from foreign currency transactions:
Cost of sales	—	(1)	(35)
Other non-operating income (expense)	18	3	(4)

	18	2	(39)

Net gains (losses) from foreign currency derivatives and transactions	17	(2)	(14)

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair values of the Company’s cash and cash equivalents, receivables, related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are classified as available for sale and therefore recorded at fair value (note 11).

30.	Risks

Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company manages credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. The credit risk with respect to cash equivalents, marketable securities and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution.

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

During the year ended September 30, 2005 the Company had one customer with 19% and one other customer with 14% which individually accounted for more than 10% of the Company’s net sales. During the year ended September 30, 2006 the Company had one customer with 18% and one other customer with 16% which individually accounted for more than 10% of the Company’s net sales. During the year ended September 30, 2007 the Company had one customer with 17% and one other customer with 12% which individually accounted for more than 10% of the Company’s net sales.

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

The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the Formation date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which the Company has different arrangements), the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without the Company’s prior consent. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrued liability that Infineon transferred to the Company at the Formation. Infineon has agreed not to settle this lawsuit without the Company’s prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. The Company has agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the settled litigation with Tessera (note 17).

The Company has further agreed to pay 60% of the total license fees payable by Infineon and the Company to which Infineon and the Company may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation, one of which is still ongoing.

In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific provisions with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products are to be borne by the Company.

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products are to be borne by the Company.

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

Sixteen cases were filed between June 2002 and September 2002 in several U.S. federal district courts purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the U.S. during a specified time period (“Direct U.S. Purchaser Class”), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). In June 2006, the court issued an order certifying a direct purchaser class.

In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (granting an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006 and the court entered final judgment and dismissed the class action claims with prejudice on November 2, 2006. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect to pay any additional amount to the class. The Company has reached individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

In April 2006, Unisys Corporation filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. Both Unisys and Honeywell opted out of the Direct U.S. Purchaser Class and settlement, so their claims are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class. On April 5, 2007 the court dismissed Unisys’ initial complaint with leave to amend for failing to give proper notice of its claims. Unisys filed a First Amended Complaint on May 4, 2007. Infineon, its principal U.S. subsidiary, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint on June 4, 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order on April 26, 2007. Between February 28, 2007 and March 8, 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc. and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. As with Unisys and Honeywell, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement. All four of these opt-out cases were filed in the Northern District of California and have been related to the MDL described above. Based upon the Court’s order dismissing portions of the initial Unisys complaint above, the plaintiffs in all four of these opt-out cases filed amended complaints on May 4, 2007. On June 4, 2007, Infineon and its principal U.S. subsidiary answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. Also on June 4, 2007, Infineon and

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

its principal U.S. subsidiary, along with its co-defendants filed joint motions to dismiss certain portions of the DRAM Claims Liquidation Trust and Unisys amended complaint (note 33).

Sixty-four additional cases were filed between August 2002 and October 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005 on behalf of foreign purchasers) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the U.S. during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct.

Twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL-litigation. The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend in March 2006. Plaintiffs in that case have filed a notice of appeal. In July 2006, plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief in September 2006. No hearing date has yet been scheduled for the appeal. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. The plaintiffs in the indirect purchaser cases that originated outside California which have not been transferred to the MDL agreed to stay proceedings in those cases pending resolution of the MDL pretrial-proceedings through a single complaint on behalf of a putative nationwide class of indirect purchasers in the MDL. The defendants filed two motions for judgment on the pleadings directed at several of the claims in the indirect purchaser case pending in the MDL. The court entered an order on June 1, 2007 granting in part and denying in part the defendants’ motions. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. On June 29, 2007, the indirect plaintiffs filed both a First Amended Complaint, and a motion for leave to file a Second Amended Complaint that attempted to resurrect some of the claims that were dismissed. On August 17, 2007, the court entered an order granting the motion to file the Second Amended Complaint, which repleaded part of the previously dismissed claims. The indirect plaintiff’s motion for class certification was filed on July 10, 2007, and defendants filed a joint opposition to that motion on September 28, 2007. The hearing on the motion for class certification is scheduled for January 16, 2008.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On October 23, 2006, the New York case was transferred to the Northern District of California and made part of the MDL proceedings. In July 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. On October 10, 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. A hearing on these motions was heard on February 7, 2007. On August 31, 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend, with any amended complaints to be filed by October 1, 2007. Between June 25, 2007 and August 15, 2007, the attorneys general of four states, Alaska, New Hampshire, Ohio and Texas, filed requests for dismissal of their claims without prejudice.

In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act. No compulsory process (such as subpoenas) has commenced. Infineon is cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, a hearing on the certificate motion was scheduled for August 2007 and will resume in November 2007. In one Quebec class action, a tentative date for the motion for authorization (certification) has been set for May 2008 (with some possibility of a March 2008 date if the court calendar opens); the other Quebec action has been stayed pending developments in the one that is going forward.

Between September 2004 and November 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as a defendant) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and in June 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period between March, 2000 and July 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. The plaintiffs filed a third amended complaint on July 17, 2007. In the contribution agreement the Company entered into with Infineon, the Company agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

Infineon believes these claims are without merit. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from these actions. If the outcome of these actions is unfavorable or if Infineon incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class actions and Infineon filed suits against the carriers in December 2005 and August 2006. Infineon’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claims against the other insurance carrier are still pending.

On April 10, 2007, Lin Packaging Technologies, Ltd. (Lin) filed a lawsuit against Infineon, its principal U.S. subsidiary and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products were infringing two Lin patents. In May 2007, Lin amended its complaint to include Qimonda AG, Qimonda North America Corp. and Qimonda Richmond LLC. Under the contribution agreement with Infineon, the Company is required to indemnify Infineon for claims (including any related expenses) arising in connection with the aforementioned suit.

Accruals and the potential effect of these lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2007, the Company had accrued liabilities in the amount of €101 related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described above (notes 19, 20, 22). As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial condition.

An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interests of the Company, as its deems appropriate. Irrespective of the validity or the successful assertion of the above referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on the Company’s results of operations and financial condition and cash flows.

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

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2007(1)(2):

		Payments Due to Period
		Less than					After
	Total	1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years

Contractual commitments:
Operating lease payments(3)	95	27	25	17	9	8	9
Unconditional purchase commitments	787	737	43	5	2	—	—
Other long-term commitments	70	64	2	2	1	1	—

Total Commitments	952	828	70	24	12	9	9

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are therefore not accurately quantifiable at September 30, 2007. Purchases under these arrangements aggregated approximately €1,131 for the year ended September 30, 2007.

(3)	Operating lease payments include amounts paid to Infineon for lease payments. Premises currently occupied by the Company that are leased by Infineon are expected to be the subject of a sublease agreement between Infineon and the Company.

The Company’s operating lease expenses were €13, €22 and €32 for the years ended September 30, 2005, 2006 and 2007 respectively.

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers, such as Winbond and SMIC, for the manufacturing and testing of semiconductor products. These agreements generally have durations greater than one year and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based, in part, on market prices.

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

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2007(1):

		Expirations by Period
		Less than					After
	Total	1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years

Maximum potential future payments:
Guarantees	128	19	16	1	9	30	53
Contingent government grants	406	107	22	45	166	26	40

Total contingencies	534	126	38	46	175	56	93

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

The Company has guarantees outstanding to external parties of €128 as of September 30, 2007, that mainly expire through 2013. Guarantees are mainly issued by Infineon for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that cannot be transferred to it for legal, technical or practical reasons.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2007, a maximum of €406 of these subsidies could be refundable. The Company repaid grants of €3 in the year ended September 30, 2007 as a result of asset relocations.

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

32.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. The accounting policies applied for segment reporting are substantially the same as described in the summary of significant accounting policies (note 2).

The Company’s Management Board, consisting of its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, has been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the business and assesses the Company’s performance on a functional and project basis. Only consolidated operating results of the Company are regularly presented to the

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

CODM to make such decisions. Furthermore, the CODM does not evaluate performance or review asset information by product line on a regular basis, except that the CODM is provided information regarding certain inventories on a product basis. Accordingly, the Company has one operating segment, Memory Products, which is also its reportable segment, consistent with the manner in which financial information is internally reported and used by the CODM for purposes of evaluating business performance and allocating resources.

The Memory Products segment designs semiconductor memory technologies and develops, manufactures, markets and sells a large variety of semiconductor memory products on a chip, component and module level. The principal products are DRAM components and modules for use in a wide variety of electronic products.

Prior to the Formation, the Company operated as a segment of Infineon. Following the Formation, the Company continues to be reported as an operating segment of Infineon, although its operations are contained in a stand-alone legal entity. Segment information is shown for all periods presented, including periods prior to the Formation, consistent with the current organization structure.

The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30, 2005, 2006 and 2007:

	2005	2006	2007

Net sales:
Germany	232	316	256
Rest of Europe	333	482	399
North America	1,067	1,591	1,323
Asia/Pacific	1,091	1,174	1,182
Japan	102	252	448

Total	2,825	3,815	3,608

	2005	2006	2007

Property, plant and equipment:
Germany	804	654	684
Rest of Europe	175	144	193
North America	1,082	1,100	1,093
Asia/Pacific	155	182	216

Total	2,216	2,080	2,186

For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period.

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

EBIT is determined as follows from the combined and consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	2005	2006	2007

Net (loss) income	18	74	(249)
Adjust: Income tax expense	86	114	10
Interest expense, net	7	25	(7)

EBIT	111	213	(246)

The above EBIT results for periods prior to the Formation differ from the Memory Products segment results previously reported by Infineon, primarily due to allocations of Infineon corporate expenses (reported by Infineon as part of its Corporate and Reconciliation segment, since they arise from corporate directed decisions not within the direct control of Infineon’s segment management), which have been reallocated to the Company for purposes of preparing the accompanying combined and consolidated financial statements on a stand-alone basis. After the Company’s IPO, Infineon reports the Company’s EBIT results as its segment net of the minority interest in Qimonda.

33.	Subsequent Events

The following significant events occurred after September 30, 2007:

On October 2, 2007 Sony Corporation and Qimonda AG announced that they have signed an agreement to found the joint venture Qreatic Design. The scope of the joint venture is the design of high-performance, low power, embedded and customer specific DRAMs for consumer and graphic applications. According to the agreement, the 50:50 joint venture is intended to start with up to 30 specialists from Sony and Qimonda, bringing together their engineering expertise for the mutual benefit of both companies. Qreatic Design, which will be located in Tokyo, Japan, is planned to start operations by the end of the 2007 calendar year, subject to regulatory approvals and other closing conditions, and to substantially expand its capacities by hiring additional designers.

On October 8, 2007, Qimonda entered into a rental agreement for new headquarter offices south of Munich, Germany. The agreement involves the construction of a building by a third party lessor, and includes a 15 year non-cancelable lease term, which is expected to start in early 2010. Qimonda has an option to extend the lease for two 5 year periods at similar lease terms to the initial non-cancelable lease term. The minimum rental payments aggregate €96 over the initial lease term. The lease contract provides for rent escalation in line with market-based increases in rent. The agreement will be accounted for as an operating lease with monthly lease payments expensed on a straight-line basis over the lease term.

On October 15, 2007, the court entered an order denying the motion to dismiss in the Unisys and the DRAM Liquidation Trust cases without prejudice. On October 29, 2007, Infineon answered the Unisys complaint, denying liability and asserting a number of affirmative defenses. On November 1, 2007, Infineon answered the DRAM Claims Liquidation Trust complaint, denying liability and asserting a number of affirmative defenses (note 31).

On November 9, the Company’s Supervisory Board allocated 200,000 options for grant to the Management Board in the 2008 financial year.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qimonda AG

By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and
Chairman of the Management Board

By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and
Member of the Management Board

Date: November 16, 2007

EXHIBIT INDEX

Exhibit
No.	Description

1(i)	Articles of Association of Qimonda AG, as amended (English translation). (incorporated by reference to Exhibit 3(i) of Qimonda AG’s Registration Statement on Form F-3, filed with the SEC on September 11, 2007)
1(ii)(A)	Rules of Procedure for the Management Board of Qimonda AG, as amended (English translation).
1(ii)(B)	Rules of Procedure for the Supervisory Board of Qimonda AG, as amended (English translation).
2	The total amount of long-term debt securities of Qimonda AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Qimonda AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Qimonda AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4(i)(A)	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, and addendum thereto, dated as of June 2, 2006 (English translation). (incorporated by reference to Exhibit 10(i)(A) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006)
4(i)(B)	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of May 4, 2006 (English translation). (incorporated by reference to Exhibit 10(i)(B) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on
August 8, 2006)
4(i)(C)	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of June 25, 2007 (English translation). (incorporated by reference to Exhibit 10(iii) of Qimonda AG’s Registration Statement on Form F-3, filed with the SEC on September 11, 2007)
4(i)(D)	Trust Agreement between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, as amended (English translation). (incorporated by reference to Exhibit 4(i)(C) of Qimonda AG’s Form 20-F, filed with the SEC on November 21, 2006)
4(i)(E)	Master Loan Agreement between Qimonda AG and Infineon Technologies Holding B.V., dated April 28, 2006. (incorporated by reference to Exhibit 10(i)(D) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006)
4(i)(F)	Global Services Agreement between Infineon Technologies AG and Qimonda AG, effective May 1, 2006. (incorporated by reference to Exhibit 10(i)(E) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006)
4(i)(G)	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002. (incorporated by reference to Exhibit 10(i)(G) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(H)	Amendments No. 1, 2 and 3 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002. (incorporated by reference to Exhibit 10(i)(H) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(I)	Amendment No. 4 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002. (incorporated by reference to Exhibit 10(i)(I) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(J)	60nm Technical Cooperation Agreement between Nanya Technology Corporation and Infineon Technologies AG for DRAM Process Technology, dated September 29, 2005. (incorporated by reference to Exhibit 10(i)(J) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)

Exhibit
No.	Description

4(i)(K)	110nm License and 90/70nm Technical Cooperation Agreement between Nanya Technology Corporation and Infineon Technologies AG for DRAM Process Technology, dated November 13, 2002, as amended. (incorporated by reference to Exhibit 10(i)(K) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(L)	Product Purchase and Capacity Reservation Agreement by and between Hwa-Ya Semiconductor Inc. (Inotera), Nanya Technology Corporation and Infineon Technologies AG, dated July 15, 2003, as amended. (incorporated by reference to Exhibit 10(i)(L) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(M)	Product Purchase and Capacity Reservation Agreement by and between Semiconductor Manufacturing International Corporation, Semiconductor Manufacturing International (Shanghai) Corporation and Infineon Technologies AG, dated December 4, 2002, as amended. (incorporated by reference to Exhibit 10(i)(M) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(N)	Product Purchase and Capacity Reservation Agreement 300nm by and between Winbond Electronics Corporation and Infineon Technologies AG, dated August 6, 2004. (incorporated by reference to Exhibit 10(i)(N) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(O)	Cooperative Joint Venture Contract between Infineon Technologies China Co., Ltd. and China-Singapore Suzhou Industrial Park Ventures Co., Ltd., dated July 28, 2003, as amended. (incorporated by reference to Exhibit 10(i)(O) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(P)	Settlement and License Agreement by and among Rambus Inc., Infineon, Infineon Technologies North America Corp. and Infineon Technologies Holding North America Inc., dated as of March 21, 2005. (incorporated by reference to Exhibit 10(i)(P) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(Q)	Master IT Cost Sharing Agreement by and between Infineon Technologies AG and Qimonda AG, effective May 1, 2006. (incorporated by reference to Exhibit 10(i)(Q) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006)
4(i)(R)	License Agreement between Tessera, Inc. and Qimonda AG, dated August 1, 2006. (incorporated by reference to Exhibit 10(i)(R) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006, for portions of which confidential treatment has been granted)
4(i)(S)	Eleventh Amendment to License and Technical Cooperation Agreement dated November 13, 2002 and First Amendment to 60nm Technical Cooperation Agreement dated September 29, 2005, both between Nanya Technology Corporation and Infineon Technologies AG. (incorporated by reference to Exhibit 10(i)(S) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006)
4(i)(T)	Twelfth Amendment to License and Technical Cooperation Agreement dated November 13, 2002 between Nanya Technology Corporation and Infineon Technologies AG. (incorporated by reference to Exhibit 4(i)(T) of Qimonda AG’s Form 20-F, filed with the SEC on November 21, 2006, f for portions of which confidential treatment has been granted)
4(i)(U)	Addenda No. 6 and 7 to Product Purchase and Capacity Reservation Agreement by and between Semiconductor Manufacturing International Corporation, Semiconductor Manufacturing International (Shanghai) Corporation and Infineon Technologies AG, dated December 4, 2002. (incorporated by reference to Exhibit 4(i)(U) of Qimonda AG’s Form 20-F, filed with the SEC on November 21, 2006, for portions of which confidential treatment has been granted)

Exhibit
No.	Description

4(i)(V)	First Addendum to Product Purchase and Capacity Reservation Agreement 300mm by and between Winbond Electronics Corporation and Infineon Technologies AG, dated August 6, 2004. (incorporated by reference to Exhibit 4(i)(V) of Qimonda AG’s Form 20-F, filed with the SEC on November 21, 2006, for portions of which confidential treatment has been granted)
4(i)(W)	Addenda No. 2 and 3 to Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (English Translation). (incorporated by reference to Exhibit 4(i)(W) of Qimonda AG’s Form 20-F, filed with the SEC on November 21, 2006)
4(i)(X)	Second Addendum to the Product Purchase and Capacity Reservation Agreement 300nm by and between Winbond Electronics Corporation and Qimonda AG, dated June 27, 2007. (incorporated by reference to Exhibit 10(i) of Qimonda AG’s Registration Statement on Form F-3, filed with the SEC on September 11, 2007 for portions of which confidential treatment has been granted)
4(i)(Y)	Addendum No. 8 to Product Purchase and Capacity Reservation Agreement by and between Semiconductor Manufacturing International Corporation, Semiconductor Manufacturing International (Shanghai) Corporation and Qimonda AG, dated June 25, 2007. (incorporated by reference to Exhibit 10(ii) of Qimonda AG’s Registration Statement on Form F-3, filed with the SEC on September 11, 2007 for portions of which confidential treatment has been granted)
4(i)(Z)	Addendum No. 9 to Product Purchase and Capacity Reservation Agreement by and between Semiconductor Manufacturing International Corporation, Semiconductor Manufacturing International (Shanghai) Corporation and Qimonda AG, dated October 13, 2007 for portions of which confidential treatment has been requested.
8	List of Significant Subsidiaries and Associated Companies of Qimonda AG as defined in Rule 1-02(w) of Regulation S-X: See “Additional Information — Group Structure — Significant Subsidiaries.”
12(i)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.
12(ii)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.
13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.
14	Consent of KPMG Certified Public Accountant.
15	Articles of Association of Inotera Memories, Inc., amended as of June, 7 2006 (incorporated by reference to Exhibit 99(A) of Qimonda AG’s Registration Statement on Form F-1, as amended, filed with the SEC on August 8, 2006)
99(i)	Financial statements for Inotera as of and for the years ended December 31, 2005 and 2006 and the years ended December 31, 2004 and 2005, including the report of the independent registered public accounting firm KPMG Certified Public Accountants with respect thereto.