Form 20-F/A
period 2007-09-30
Qimonda AG
filed 2008-04-15
CIK 1369377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1 to Annual Report
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☐
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 ☑
For the fiscal year ended September 30, 2007
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
Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “ large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: ☑	Accelerated filer: ☐	Non-accelerated filer: ☐	Smaller reporting company: ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Explanatory Note
On November 16, 2007 Qimonda AG filed its annual report on Form 20-F for the year ended September 30, 2007 (the “Form 20-F”). The Form 20-F incorporated by reference, pursuant to Rule 3-09 of Regulation S-X, the audited financial statements of Inotera Memories, Inc. (“Inotera”) as of and for the years ended December 31, 2005 and 2006.
This amendment is being filed to provide, pursuant to Rule 3-09 of Regulation S-X, separate audited balance sheets of Inotera as of December 31, 2006 and 2007, and the related audited statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, along with the audit report thereon of KPMG, independent registered public accounting firm.

Item 18. Financial Statements
Reference is made to pages F-1 through F-93, incorporated herein by reference, of the Form 20-F filed on November 16, 2007, which include the following consolidated financial statements of Qimonda AG and related materials:
•	Reports of Independent Registered Public Accounting Firm;

•	Combined and Consolidated Statements of Operations for the years ended September 30, 2005, 2006 and 2007;

•	Combined and Consolidated Balance Sheets as of September 30, 2006 and 2007;

•	Combined and Consolidated Statements of Business/Shareholders’ Equity for the years ended September 30, 2005, 2006 and 2007;

•	Combined and Consolidated Statements of Cash Flows for the years ended September 30, 2005, 2006 and 2007; and

•	Notes to the Combined and Consolidated Financial Statements.
Separate balance sheets for Inotera as of December 31, 2006 and 2007 and the related statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, including the report thereon of KPMG, independent registered public accounting firm, are filed herewith pursuant to Rule 3-09 of Regulation S-X.
Schedules:
Schedules are omitted as they are either not required or the required information is included in the consolidated financial statements.

Item 19. Exhibits

Exhibit 12(i)	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 12(ii)	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15(i)	Consent of KPMG

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.
Date: April 15, 2008
Munich, Germany

QIMONDA AG
By: /s/ Kin Wah Loh
Name: Kin Wah Loh
Chairman of the Management Board

By: /s/ Dr. Michael Majerus
Name: Dr. Michael Majerus
Member of the Management Board

EXHIBIT INDEX

Exhibit 12(i)	Certification of chief executive officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 12(ii)	Certification of chief financial officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 13	Certificate pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15(i)	Consent of KPMG

INOTERA MEMORIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2006 AND 2007
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Inotera Memories, Inc.
We have audited the accompanying balance sheets of Inotera Memories, Inc. (the “Company”) as of December 31, 2006 and 2007, and the related statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inotera Memories, Inc. as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of China.
As more fully described in Note 3 to the financial statements, effective January 1, 2006, the Company adopted the Republic of China Statement of Financial Accounting Standard (SFAS) No. 34 “Financial Instruments: Recognition and Measurement”, SFAS No. 36 “Financial Instruments: Disclosure and Presentation” and newly amended SFAS No. 1 “Conceptual Framework for Financial Accounting and Preparation of Financial Statements”.

As more fully described in Note 24(n), the Company did not have a minimum current ratio of 1:1 and a maximum debt to equity ratio of 1:1 at December 31, 2007, as required by its syndicated bank loan agreements. On March 31, 2008 the syndicated banks agreed to waive these two covenant requirements for 2007. The potential consequences if the Company is in violation of any of its covenants pursuant to its syndicated bank loan agreements in 2008 are described in Note 24(n).
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the financial statements.
The accompanying financial statements as of and for the year ended December 31, 2007, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation, and in our opinion, the financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in Note 2(a) to the accompanying financial statements.
/s/ KPMG
Taipei, Taiwan (the Republic of China)
April 14, 2008

INOTERA MEMORIES, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2007
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	December 31,
	2006	2007
	NTD	NTD	USD
Assets
Current assets:
Cash and cash equivalents (notes 4 and 16)	$21,704,854	6,023,517	185,739
Current portion of lease receivables (note 7)	4,912	5,209	160
Accounts receivable — related parties (notes 16 and 17)	8,332,816	6,649,818	205,051
Other receivables	95,125	210,326	6,486
Inventories, net (note 6)	3,927,461	4,738,770	146,123
Prepayments	671,298	965,788	29,781
Deferred income tax assets — current, net (note 13)	79,690	143,008	4,410
Financial assets reported at fair value through profit or loss (notes 5 and 16)	1,654,219	793,963	24,482

Total current assets	36,470,375	19,530,399	602,232

Property, plant and equipment (notes 7, 8, 9, 11, 17 and 18):
Land	2,801,467	4,516,307	139,263
Buildings	2,523,511	5,416,606	167,025
Machinery and equipment	68,124,934	135,166,527	4,167,947
Vehicles	4,915	5,485	169
Leased assets	135,996	135,996	4,194
Miscellaneous equipment	6,942,453	15,546,736	479,394

	80,533,276	160,787,657	4,957,992
Less: accumulated depreciation	(21,743,083)	(42,245,250)	(1,302,660)
Construction in progress	41,597,511	5,326,948	164,260
Prepayment on land purchase	22,772	—	—

Net property, plant and equipment	100,410,476	123,869,355	3,819,592

Other assets:
Refundable deposits	79,219	28,432	877
Deferred charges	118,630	213,480	6,583
Lease receivables — long-term (note 7)	333,876	328,668	10,134
Deferred income tax assets — non-current, net (note 13)	270,624	165,469	5,102

Total other assets	802,349	736,049	22,696

Total Assets	$137,683,200	144,135,803	4,444,520

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable (note 16)	21,110,779	7,798,323	240,466
Accounts payable — related parties (notes 16 and 17)	405,917	112,755	3,477
Income tax payable	133,571	56,892	1,754
Accrued expenses (note 12)	941,403	1,404,049	43,295
Other payables — related parties (notes 9 and 17)	65,539	69,867	2,154
Current portion of long-term loans (notes 11 and 16)	10,299,107	10,258,408	316,325
Other current liabilities	14,962	28,604	882
Current portion of lease payables (note 9)	3,544	3,705	114

Total current liabilities	32,974,822	19,732,603	608,467

Long-term liabilities:
Bonds payable (notes 10 and 16)	6,000,000	20,000,000	616,713
Long-term loans (notes 11 and 16)	19,392,164	32,358,022	997,781
Lease payable — long-term (note 9)	127,422	123,717	3,815

Total long-term liabilities	25,519,586	52,481,739	1,618,309

Other liabilities:
Accrued pension liabilities (note 12)	46,746	39,347	1,213
Guarantee deposits	4,506	4,573	140

Total other liabilities	51,252	43,920	1,353

Total liabilities	58,545,660	72,258,262	2,228,129

Stockholders’ equity (note 14):
Common stock	31,109,540	33,375,120	1,029,144
Capital surplus	29,317,836	29,317,836	904,034
Legal reserve	684,665	2,271,456	70,042
Special reserve	542,605	542,605	16,732
Unappropriated earnings	17,482,894	6,370,524	196,439

Total stockholders’ equity	79,137,540	71,877,541	2,216,391
Commitments and contingencies (note 19)

Total Liabilities and Stockholders’ Equity	$137,683,200	144,135,803	4,444,520

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for earnings per share)

	For the years ended December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Operating revenues
Sales revenue	$23,044,929	40,866,245	46,018,852	1,419,021
Sales returns	(3,133)	(7,049)	(37,590)	(1,159)
Sales allowances	(9,593)	(77,486)	(116,714)	(3,599)

Net operating revenues (note 17)	23,032,203	40,781,710	45,864,548	1,414,263

Cost of goods sold (notes 9 and 17)	(16,350,746)	(24,316,647)	(41,822,143)	(1,289,613)

Gross profit	6,681,457	16,465,063	4,042,405	124,650

Operating expenses:
Administrative and general expenses	(283,853)	(321,675)	(391,227)	(12,064)
Research and development expenses	(658,134)	(254,923)	(487,131)	(15,021)

Total operating expenses	(941,987)	(576,598)	(878,358)	(27,085)

Operating income	5,739,470	15,888,465	3,164,047	97,565

Non-operating income and gains:
Interest income (note 7)	309,821	981,826	306,983	9,466
Gain on disposal of investment	4,532	—	—	—
Foreign exchange gain, net	676,797	796,785	—	—
Valuation gain on financial instruments, net (note 5)	—	450,596	501,458	15,463
Others (notes 7, 8 and 17)	306,754	114,515	48,620	1,499

Total non-operating income and gains	1,297,904	2,343,722	857,061	26,428

Non-operating expenses and losses:
Interest expenses (notes 8 and 9)	(760,618)	(1,655,085)	(1,709,072)	(52,700)
Foreign exchange loss, net	—	—	(184,664)	(5,694)
Loss on inventory obsolescence and devaluation (note 6)	—	(18,849)	(1,027,988)	(31,699)
Impairment loss (note 8)	—	(32,107)	(24,630)	(759)
Others (note 17)	(9,637)	(33,823)	(30,537)	(942)

Total non-operating expenses and losses	(770,255)	(1,739,864)	(2,976,891)	(91,794)

Income before income tax	6,267,119	16,492,323	1,044,217	32,199

Income tax expense (note 13)	(337,361)	(386,499)	(117,368)	(3,619)

Income before cumulative effect of change in accounting principle	5,929,758	16,105,824	926,849	28,580

Cumulative effect of change in accounting principle (net of income tax benefit of NT$79,305) (note 3)	—	(237,915)	—	—

Net income	$5,929,758	15,867,909	926,849	28,580

Earnings per share — retroactively adjusted (note 15)
Before tax
Income before cumulative effect of change in accounting principle	$2.33	5.26	0.31	0.01
Cumulative effect of change in accounting principle	—	(0.10)	—	—

Basic earnings per share	$2.33	5.16	0.31	0.01

After tax
Income before cumulative effect of change in accounting principle	$2.20	5.14	0.28	0.01
Cumulative effect of change in accounting principle	—	(0.08)	—	—

Basic earnings per share	$2.20	5.06	0.28	0.01

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

				Retained earnings
						Unappropriated
		Common stock	Capital surplus	Legal reserve	Special reserve	earnings	Total
Balance as of January 1, 2005	NTD	$24,976,600	15,548,660	1,559	—	915,333	41,442,152
Appropriation and distribution:
Appropriation for legal reserve		—	—	90,130	—	(90,130)	—
Appropriation for special reserve		—	—	—	542,605	(542,605)	—
Remuneration to directors and supervisors		—	—	—	—	(2,686)	(2,686)
Bonus to employees		8,057	—	—	—	(16,114)	(8,057)
Cash and stock dividends to stockholders		124,883	—	—	—	(249,766)	(124,883)
Net income for the year ended December 31, 2005		—	—	—	—	5,929,758	5,929,758

Balance as of December 31, 2005	NTD	25,109,540	15,548,660	91,689	542,605	5,943,790	47,236,284
Increase in capital		6,000,000	13,769,176	—	—	—	19,769,176
Appropriation and distribution:
Legal reserve		—	—	592,976	—	(592,976)	—
Remuneration to directors and supervisors		—	—	—	—	(3,736)	(3,736)
Bonus to employees		—	—	—	—	(298,866)	(298,866)
Cash dividends to stockholders		—	—	—	—	(3,433,227)	(3,433,227)
Net income for the year ended December 31, 2006		—	—	—	—	15,867,909	15,867,909

Balance as of December 31, 2006	NTD	31,109,540	29,317,836	684,665	542,605	17,482,894	79,137,540
Appropriation and distribution:
Legal reserve		—	—	1,586,791	—	(1,586,791)	—
Remuneration to directors and supervisors		—	—	—	—	(10,453)	(10,453)
Bonus to employees		399,008	—	—	—	(798,018)	(399,010)
Cash and stock dividends to stockholders		1,866,572	—	—	—	(9,643,957)	(7,777,385)
Net income for the year ended December 31, 2007		—	—	—	—	926,849	926,849

Balance as of December 31, 2007	NTD	$33,375,120	29,317,836	2,271,456	542,605	6,370,524	71,877,541

Balance as of December 31, 2006	USD	$959,283	904,034	21,112	16,732	539,096	2,440,257
Appropriation and distribution:
Legal reserve		—	—	48,930	—	(48,930)	—
Remuneration to directors and supervisors		—	—	—	—	(322)	(322)
Bonus to employees		12,304	—	—	—	(24,607)	(12,303)
Cash and stock dividends to stockholders		57,557	—	—	—	(297,378)	(239,821)
Net income for the year ended December 31, 2007		—	—	—	—	28,580	28,580

Balance as of December 31, 2007	USD	$1,029,144	904,034	70,042	16,732	196,439	2,216,391

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	For the years ended December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Cash flows from operating activities:
Net income	$5,929,758	15,867,909	926,849	28,580
Adjustments to reconcile net income to net cash from operating activities
Depreciation	8,099,551	11,633,379	20,524,929	632,899
Amortization of deferred charges	6,995	8,454	12,120	374
Amortization of deferred charges — bank loan syndication and underwriter’s charge on debt securities offering	29,170	29,012	56,417	1,740
Loss on inventory obsolescence and devaluation	—	18,849	1,027,988	31,699
Loss (gain) on disposal of property, plant and equipment	—	1,590	(833)	(26)
Impairment loss	—	32,107	24,630	759
Unrealized foreign currency exchange gain, net	(280,665)	(260,716)	(6,300)	(194)
Gain on disposal of short-term investments	(4,532)	—	—	—
Amortization of deferred forward exchange premium	(287,851)	—	—	—
Realized interest income from capital lease	(10,133)	(20,066)	(19,786)	(610)
Realized interest expense from capital lease	1,513	5,920	5,766	178
Cumulative effect of change in accounting principle for financial assets	—	237,915	—	—
Valuation gain on financial instruments, net	—	(450,596)	(501,458)	(15,463)
(Increase) decrease in accounts receivable — related parties	(2,554,838)	(3,310,868)	1,700,773	52,444
Net cash (paid on purchase) received from settlement on maturity of financial assets	—	(252,832)	1,361,714	41,989
Decrease (increase) in other receivables	106,119	(44,427)	(115,201)	(3,552)
Increase in inventories	(1,358,055)	(460,725)	(1,839,297)	(56,716)
Decrease (increase) in prepayments	395,049	(53,855)	(294,490)	(9,081)
Increase (decrease) in accounts payable	804,060	(266,255)	811,206	25,014
(Decrease) increase in accounts payable — related parties	(71,320)	350,705	(293,162)	(9,040)
Increase (decrease) in income tax payable	124,357	9,269	(76,679)	(1,476)
Increase in accrued expenses	407,478	85,494	463,566	14,294
(Decrease) increase in other payables — related parties	(198,268)	(20,714)	3,256	100
Increase in other current liabilities	5,255	874	13,222	408
Increase (decrease) in accrued pension liabilities	19,839	(3,848)	(7,399)	(228)
Decrease in deferred income tax assets, net	185,198	118,154	41,837	402

Net cash provided by operating activities	11,348,680	23,254,729	23,819,668	734,494

Cash flows from investing activities:
Decrease in short-term investments	4,532	—	—	—
Decrease in lease receivable	10,291	26,756	24,698	762
Proceeds from disposal of idle assets and property, plant and equipment	—	600	833	26
Purchases of property, plant and equipment	(28,313,919)	(28,446,514)	(58,192,125)	(1,794,392)
Increase in deferred charges	(52,728)	(22,000)	(163,387)	(5,038)
Decrease (increase) in refundable deposits	18,117	(50,675)	50,787	1,566

Net cash used in investing activities	(28,333,707)	(28,491,833)	(58,279,194)	(1,797,076)

Cash flows from financing activities:
Decrease in short-term loans	(158,200)	(2,323,300)	—	—
Repayment of long-term loans	—	(2,553,123)	(10,358,972)	(319,426)
Proceeds from long-term loans	17,285,096	—	23,300,000	718,471
Increase in bonds payable	—	6,000,000	14,000,000	431,699
Decrease in lease payables	(3,152)	(9,311)	(9,310)	(287)
Proceeds from capital increase	—	19,769,176	—	—
Increase in guarantee deposits	1,114	2,815	67	2
Cash dividend to stockholders	(124,611)	(3,433,498)	(7,776,965)	(239,808)
Bonus to employees	(8,057)	(298,866)	(399,010)	(12,303)
Remuneration to directors and supervisors	(2,686)	(3,736)	(10,453)	(322)

Net cash provided by financing activities	16,989,504	17,150,157	18,745,357	578,026

Effect of foreign currency exchange translation on cash and cash equivalents	(162,098)	(30,767)	32,832	1,012

(Decrease) increase in cash and cash equivalents	(157,621)	11,882,286	(15,681,337)	(483,544)
Cash and cash equivalents at beginning of year	9,980,189	9,822,568	21,704,854	669,283

Cash and cash equivalents at end of year	$9,822,568	21,704,854	6,023,517	185,739

Supplemental cash flow information:
Income tax paid	$27,860	259,071	152,211	4,694

Interest paid (excluding capitalized interest)	$972,201	1,749,036	1,406,914	43,383

Investing activities affecting both cash and non-cash items:
Acquisition of property, plant, and equipment	$22,928,454	45,915,339	44,008,438	1,357,029
(Decrease) increase in payables to equipment suppliers	5,385,465	(17,468,825)	14,183,687	437,363

Cash paid	$28,313,919	28,446,514	58,192,125	1,794,392

Non-cash investing and financing activities:
Current portion of lease receivables	$6,690	4,912	5,209	160

Current portion of lease payables	$3,390	3,544	3,705	114

Current portion of long-term loans	$6,431,636	10,299,107	10,258,408	316,325

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2006 AND 2007
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(1)	Organization and Principal Activities

Inotera Memories, Inc. (the “Company”) was legally established with the approval by the Taiwan Ministry of Economic Affairs on January 23, 2003. The Company’s main operating activities are manufacturing and selling semiconductor products. In January 2006, the Company was granted approval of its application to list its shares on the Taiwan Stock Exchange (TSE). The Company’s shares were initially listed on the TSE on March 17, 2006. On May 16, 2006, the Company listed its shares in the form of global depositary shares (GDSs) on the Luxembourg Stock Exchange (LSE).

As of December 31, 2006 and 2007, the Company had 2,898 and 3,421 employees, respectively.

(2)	Summary of Significant Accounting Policies and Basis of Presentation

The accompanying financial statements are prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Entity Accounting Act, Regulation on Handling Business Entity Accounting, and accounting principles generally accepted in the Republic of China (ROC).

The significant accounting policies followed by the Company are as follows:
(a) Convenience translation into U.S. dollars
The financial statements are stated in New Taiwan Dollars. Translation of the 2007 New Taiwan dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the Federal Reserve exchange rate on December 31, 2007, of NT$32.43 to US$1 uniformly for all the financial statements’ accounts. The convenience translations should not be construed as representations that the New Taiwan Dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.
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
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(c) Basis for classifying assets and liabilities as current or non-current
Current assets include cash, cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date. Otherwise, other assets are classified as non-current. Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date. Otherwise, other liabilities are classified as non-current.
(d) Asset impairment
In accordance with ROC SFAS No. 35 “Impairment of Assets”, the Company assesses at each balance sheet date whether there is any indication that an asset (individual asset or cash-generating unit) may have been impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. The Company recognizes impairment loss for an asset whose carrying value is higher than the recoverable amount.
The Company reverses an impairment loss recognized in prior periods for assets if there is any indication that the impairment loss recognized no longer exists or has decreased. The carrying value after the reversal should not exceed the recoverable amount or the depreciated or amortized balance of the assets assuming no impairment loss was recognized in prior periods.
(e) Cash equivalents
Government and corporate bonds with agreements to repurchase, commercial paper and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
(f) Financial assets reported at fair value through profit or loss
Effective January 1, 2006, the Company adopted the ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement” see note 3. In accordance with the SFAS No. 34, the Company classifies its financial assets and financial liabilities as financial assets or financial liabilities reported at fair value through profit or loss only as it does not have any other types of financial assets or financial liabilities.
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the net effect of the fair market valuation of derivatives is positive, the derivative is recognized as a financial asset; but when the net effect is negative, the derivative is recognized as a financial liability.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
Prior to January 1, 2006, some of the investments held by the Company were classified, according to the Company’s intention for holding them, as short-term investments, including open-end mutual funds. These short-term investments were evaluated at the lower of cost or market value. Market value of open-end mutual funds was determined based on the net asset value of the mutual funds at the balance sheet date. The aggregate cost of these short-term investments was determined by the weighted-average method. Devaluation losses resulting from a decline in market value were recognized in the income statement.
Prior to January 1, 2006, interest rate swaps and foreign currency forward contracts were accounted for as follows:
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
(g) Inventories
Inventories are stated at the lower of cost or market value. Cost is determined by using the monthly weighted-average method. Market value represents replacement cost or net realizable value. The market value of raw materials and supplies are determined on the basis of replacement cost. The market value of finished goods and work in process are determined on the basis of net realizable value.
(h) Property, plant and equipment / Depreciation
Property, plant and equipment are stated at cost less accumulated depreciation. Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset. Regular maintenance and repairs are expensed when incurred; major addition, improvement and replacement expenditures are capitalized.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
Depreciation of property, plant and equipment is provided over their estimated useful lives by using the straight-line method. Assets still in service after reaching the end of their estimated useful lives are depreciated based on the residual value over their re-estimated useful lives. The useful lives of the assets are as follows:
(i)	Buildings: 8 to 50 years.
(ii)	Vehicles: 5 years.
(iii)	Machinery and equipment: 3 to 5 years.
(iv)	Leased assets: 23.7 years.
(v)	Miscellaneous equipment: 3 to 15 years.
Gains or losses on disposal of property, plant and equipment are recorded as non-operating income or expenses.
(i) Leases
A lease is deemed to be a capital lease if it conforms to any one of the following classification criteria:
(i)	the lease transfers ownership of the leased assets to the lessee by the end of the lease term;

(ii)	the lease contains a bargain purchase option;

(iii)	the lease term is equal to 75% of or more of the total estimated economic life of the leased assets; this criterion should not be applied to leases in which the leased asset has been used for more than 75% of its estimated economic life before the lease begins; or

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
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
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
In accordance with the New Act, the Company contributes to an individual labor pension fund account per month at the rate of not less than 6% of the worker’s monthly wages. The Plan has not been modified to conform to the New Act. For those provisions of the New Act not currently included in the Plan, the Company follows the New Act.
The Company adopts the SFAS No. 18 “Accounting for Pensions” for its defined benefit retirement plan. SFAS No. 18 requires an actuarial calculation of the Company’s pension obligation at the end of each year. Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(k)	Employee stock option plans

Employee stock option plans with a grant date on or after January 1, 2004 are accounted for under the interpretations issued by the Accounting Research and Development Foundation (ARDF). The Company adopted the intrinsic value method, under which, compensation cost is recognized on a straight-line basis over the vesting period.

(l)	Deferred charges
(i)	Bank charges related to syndicated loans are deferred and amortized over the terms of the loans.

(ii)	Power line installation costs and royalty paid to the Industrial Technology Research Institute are deferred and amortized over the estimated useful lives or the agreement terms.

(iii)	Underwriter handling charges on bonds payable are deferred and amortized over the term of the bond.
(m)	Revenue recognition

Revenue is generally recognized when it is realized or realizable and earned when all of the following criteria are met:
(i)	persuasive evidence of an arrangement exists,

(ii)	shipment has occurred or services have been rendered,

(iii)	the seller’s price to the buyer is fixed or determinable, and

(iv)	collectibility is reasonably assured.
Rental income is recognized when services are provided.
(n)	Income tax

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
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
The classification of deferred income tax assets and liabilities as current or non-current is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of the asset or liability.

The 10% surtax on current year’s undistributed earnings, computed according to the ROC Income Tax Law, is charged to current income tax expense in the year when the shareholders decided not to distribute those earnings during their meeting.

(o)	Earnings per share

Earnings per common share are computed by dividing net income by weighted-average number of outstanding shares during the year.

The Company has issued employee stock options, which are potential common shares. Both basic and diluted earnings per share are disclosed if those potential common shares are dilutive, otherwise, only basic earnings per share are disclosed. Diluted earnings per share are computed by taking basic earnings per share into consideration, plus the additional common shares that would have been outstanding if the potentially dilutive shares are issued.

The number of outstanding shares is retroactively adjusted for common stock issued through the distribution of stock dividends out of unappropriated earnings and capital surplus.
(3)	Reasons for and Cumulative Effect of Accounting Principle Change
(a)	As the Company adopted the SFAS No. 34 “Financial Instruments: Recognition and Measurement”, SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, and newly amended SFAS No. 1 “Conceptual Framework for Financial Accounting and Preparation of Financial Statements” effective January 1, 2006, the net income and earnings per share (after tax) for the year ended December 31, 2006, were affected as follows:

	Decrease in	Decrease in
Nature of change in accounting principle	net income	earnings per share
Accounting for financial instruments	$27,600	0.01

The financial instruments are recorded in accordance with the SFAS No. 34 and No. 36. The effects of the adoption of these new accounting principles are discussed further in note 5 to the financial statements.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(b)	The Company adopted SFAS No. 34 “Financial Instruments: Recognition and Measurement” effective January 1, 2006. Accordingly, the Company measured and reclassified the financial assets based on fair value at the beginning of financial year 2006. As of January 1, 2006, the cumulative effect of this change in accounting principle amounted to NT$237,915 net of tax benefit.
(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2006 and 2007, consisted of the following:

	December 31,
	2006	2007
	NTD	NTD	USD
Cash on hand—petty cash	$230	210	6
Cash in bank—checking account	19,386	20,644	637
Cash in bank—demand deposit account	287	230	7
Cash in bank—foreign currency account	1,523,104	3,238,712	99,868
Time deposit	500,000	—	—
Time deposit—foreign currency	3,944,973	2,701,721	83,309
Cash equivalents—commercial paper	360,385	—	—
Cash equivalents—repurchase agreements collateralized by corporate bonds	15,356,489	62,000	1,912

	$21,704,854	6,023,517	185,739

(5)	Financial Assets Reported at Fair Value through Profit or Loss—Current

Financial assets reported at fair value with changes in fair value recorded through profit or loss as of December 31, 2006 and 2007, consisted of the following:

	December 31,
	2006		2007
	Carrying	Notional	Carrying	Carrying	Notional
	amount	amount	amount	amount	amount
	NTD	USD	NTD	USD	USD
For trading purposes—Financial assets
Foreign exchange forward contracts	$941,480	520,000	776,995	23,959	334,000
Interest rate swaps	52,255	92,857	16,968	523	55,714
Mutual bond fund	660,484	—	—	—	—

	$1,654,219		793,963	24,482

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(a)	The Company entered into foreign exchange forward contracts with several banks to hedge the risk from foreign currency exchange rate fluctuations for foreign currency long-term loans. If the Company had continued adopting the accounting treatment for forward contracts under the old SFAS No. 14, which was effective prior to January 1, 2006, amortization of deferred forward exchange premium and unrealized foreign currency exchange gain would have amounted to NT$267,216, and net income would have decreased by NT$38,552 (after tax) for the year ended December 31, 2006.

(b)	The Company entered into several interest rate swaps agreements (IRS) with banks to hedge the risk from fluctuations of interest rates for foreign long-term loans. If the Company had continued adopting the old accounting treatment for IRS which was effective prior to January 1, 2006, there would have been no gain or loss based on mark-to-market revaluation of IRS, and net income would have increased by NT$10,214 (after tax) for the year ended December 31, 2006.

(c)	In 2006, the Company purchased 197,396.36 units of a mutual bond fund for NT$659,500; the fund was disposed in 2007.

(d)	For the years ended December 31, 2006 and 2007, the Company recognized net gain on valuation of financial instruments as follows:

	December 31,
	2006		2007
	Realized	Unrealized	Realized	Realized	Unrealized	Unrealized
	NTD	NTD	NTD	USD	NTD	USD
Foreign exchange forward contracts	$217,335	215,813	338,356	10,433	171,774	5,297
Interest rate swaps	2,846	13,618	9,687	299	(24,836)	(766)
Mutual bond fund	—	984	6,477	200	—	—

	$220,181	230,415	354,520	10,932	146,938	4,531

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(6) Inventories, net
     As of December 31, 2006 and 2007, inventories consisted of the following:

	December 31,
	2006	2007
	NTD	NTD	USD
Raw materials	$736,290	944,318	29,119
Supplies	579,913	1,023,301	31,554
Work in process	2,624,819	3,811,242	117,522
Finished goods	5,288	5,228	161
Materials and supplies in transit	—	1,518	47

	3,946,310	5,785,607	178,403
Less: allowance for inventory obsolescence and devaluation	(18,849)	(1,046,837)	(32,280)

	$3,927,461	4,738,770	146,123

(7) Lease Receivables
(a)	The Company signed a long-term lease agreement with Nanya Technology Corp. (NTC) to lease out a portion of the building and land (including supplemental equipment) located at No. 667, Fuhsing 3rd Road, Hwa-Ya Technology Park, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until December 31, 2034 (including the period when the lease is automatically extended), a total of 354 months. The lease agreement for the building is treated as a capital lease because the present value of the periodic rental payments at inception date was at least 90% of the market value of the leased assets. The rental for the land is treated as an operating lease. The monthly rentals for the lease of building and land were NT$2,058 and $310, respectively.

(b)	The initial total amount of lease receivables for the capital lease of the building was NT$728,587; the implicit interest rate was 5.88%. The cost of leased assets transferred was NT$345,637 (including the net book value of the building and miscellaneous equipment of NT$277,372 and NT$68,265, respectively). The difference between the total amount of lease receivables and the cost of leased assets transferred amounted to NT$382,950, which was recognized as unrealized interest income and is amortized over the lease period. Interest income (classified under non-operating income and gains—interest income) of NT$10,133, NT$20,066 and NT$19,786 was recognized for the years ended December 31, 2005, 2006 and 2007, respectively.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(c)	The details of lease receivables as of December 31, 2006 and 2007, were as follows:

	December 31,
	2006		2007
	Current	Non-current	Current	Current	Non-current	Non-current
	NTD	NTD	NTD	USD	NTD	USD
Gross lease receivables	$24,698	666,842	24,698	761	642,144	19,800
Less: unrealized interest income	(19,786)	(332,966)	(19,489)	(601)	(313,476)	(9,666)

Net lease receivables	$4,912	333,876	5,209	160	328,668	10,134

(d)	For the years ended December 31, 2005, 2006 and 2007, the rent revenues (classified under non-operating income and gains—others) from the operating lease of the land were NTT$1,859, NT$3,719 and NT$3,719, respectively.

(e)	As of December 31, 2006 and 2007, the uncollected rent revenues (classified under non-operating income and gains—others) were NT$310 and NT$0, respectively.

(f)	Future gross lease receivables for leases classified as capital lease or operating lease as of December 31, 2007, were as follows:

	December 31, 2007
	Capital lease	Capital lease	Operating lease	Operating lease
Duration	NTD	USD	NTD	USD
2008.1.1~2008.12.31	$24,698	762	3,719	115
2009.1.1~2009.12.31	24,698	762	3,719	115
2010.1.1~2010.12.31	24,698	762	3,719	115
2011.1.1~2011.12.31	24,698	762	3,719	115
2012.1.1~2034.12.31	568,050	17,516	85,525	2,637

Total	$666,842	20,564	100,401	3,097

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(8) Property, Plant and Equipment
(a)	In March 2005, the Company purchased two parcels of land numbered 350 and 351 located in Hwa-Ya, Kueishan, Taoyuan County, for NT$28,465 from the Land Readjustment Committee in Kueishan, Taoyuan County. As of December 31, 2006, the Company had prepaid NT$22,772 of the total purchase price, which was recorded as a prepayment on land purchase. As of December 31, 2007, the Company has fully paid the total purchase price, completed the process of registering the transfer of ownership, and recorded the land.

(b)	In March 2007, the Company has secured the approval to purchase two parcels of land numbered 21 and 33 located in Taoyuan Hi-Tech Industrial Park Tang Wei District, for NT$1,686,190 from the Taoyuan County Government. Asia Pacific Development Co. was engaged by the Taoyuan County Government to handle the sale of the land in this industrial park. As of December 31, 2007, the Company has fully paid the total purchase price, completed the process of registering the transfer of ownership, and recorded the land.

(c)	The Company assessed the related assets for any impairment. Fixed assets not used in operation were transferred to idle assets based on book value and were provided with a 100% impairment loss provision thereon. The details of idle assets as of December 31, 2006 and 2007, were as follows:

	December 31,
	2006	2007
	NTD	NTD	USD
Original cost of machinery and equipment	$52,182	96,329	2,970
Less: accumulated depreciation	(20,075)	(41,485)	(1,279)
accumulated impairment	(32,107)	(54,844)	(1,691)

	$—	—	—

For the years ended December 31, 2005, 2006 and 2007, the impairment loss provided for idle assets amounted to NT$0, NT$32,107 and NT$24,630, respectively. Also, the Company sold part of the idle assets and received cash of NT$833, which was accounted for as non-operating income and gains—others in 2007.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(d)	Capitalized interests for the years ended December 31, 2005, 2006 and 2007, were as follows:

	For the years ended December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Total interest expenses	$1,156,119	1,776,473	2,152,910	66,386
Capitalized interest (charged to construction in progress)	395,501	121,388	443,838	13,686
Capitalized interest rates	3.20%~5.20%	4.90%~6.12%	3.65%~4.96%
(e)	The property, plant and equipment pledged to secure bank loans are described in note 11.
(9) Leased Assets and Lease Payables
(a)	The Company signed a long-term lease agreement with NTC to lease a portion of the building and land located on the land numbered 348, 348-2 and 348-4, Hwa-Ya Section, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until February 28, 2029 (including the period when the agreement can be automatically extended), a total of 284 months. The lease agreement for the building is treated as a capital lease because (a) the present value of the periodic rental payments made at inception date was at least 90% of the market value of the leased assets and (b) the lease term was equal to 75% or more of the total estimated economic life of the leased assets at inception of the lease. The land is treated as an operating lease. The monthly rentals for the leased building and land were NT$775 and NT$357, respectively. Total interest expenses of NT$1,513, NT$5,920 and NT$5,766 were recognized for the years ended December 31, 2005, 2006 and 2007, respectively.

(b)	The total present value of lease payables from the capital lease of the building was NT$135,996; the implicit interest rate was 4.46%. The fair value of the leased assets at the beginning of the lease period was NT$135,996.

(c)	As of December 31, 2006 and 2007, the details of these lease payables were as follows:

	December 31,
	2006	2007
	NTD	NTD	USD
Lease payables	$130,966	127,422	3,929
Less: current portion of lease payables	(3,544)	(3,705)	(114)

Lease payables—long-term	$127,422	123,717	3,815

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(d)	For the years ended December 31, 2005, 2006 and 2007, the lease expenses for the operating lease of the land (classified under manufacturing overhead) were NT$2,141, NT$4,282 and NT$4,282, respectively.

(e)	As of December 31, 2006 and 2007, the unpaid rent expenses (classified under other payables—related parties) were NT$357 and NT$0, respectively.

(f)	Future lease payments (excluding interest component) classified as capital lease or operating lease as of December 31, 2007, were as follows:

	December 31, 2007
	Capital lease		Operating lease
Duration	NTD	USD	NTD	USD
2008.1.1~2008.12.31	$3,705	114	4,282	132
2009.1.1~2009.12.31	3,874	119	4,282	132
2010.1.1~2010.12.31	4,050	125	4,282	132
2011.1.1~2011.12.31	4,235	131	4,282	132
2012.1.1~2029.02.28	111,558	3,440	73,504	2,267

Total	$127,422	3,929	90,632	2,795

(10) Bonds Payable
Bonds payable as of December 31, 2006 and 2007, consisted of the following:

	December 31,
	2006	2007
	NTD	NTD	USD
Domestic unsecured corporate bonds	$6,000,000	20,000,000	616,713

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
The details of bonds payable were as follows:

	The first domestic	The second domestic	The first domestic	The second domestic
	unsecured corporate	unsecured corporate	unsecured corporate	unsecured corporate
	bond in 2006	bond in 2006	bond in 2007	bond in 2007
Principal	NTD 6,000,000	4,000,000	5,000,000	5,000,000

Par value	1,000	1,000	1,000	1,000

Duration	2006.12.19 ~ 2011.12.19	2007.01.05 ~ 2012.01.05	2007.03.30 ~ 2012.03.30	2007.05.09 ~ 2012.05.09

Coupon rate and	Interest payable	Interest payable	Interest payable	Interest payable
interest payment	annually at 2.20%	annually at 2.23%	annually at 2.17%	annually at 2.20%

Repayment term	Repayable in three	Repayable on maturity	Repayable on maturity	Repayable on maturity
	annual installments: at	date	date	date
the rate of 33%, 33%,
and 34%, respectively;
starting from 3 years
after the issuance date.
(11) Long-term Loans
Long-term loans as of December 31, 2006 and 2007, consisted of the following:

					December 31, 2006
Bank		Duration	Nature	Interest rate	NTD
Taiwan Cooperative Bank	(1)	February 2, 2004 ~	Machinery loan	4.6214%~6.3352%	$6,030,260
(the managing bank)		February 2, 2009
Mega International Commercial Bank	(2)	November 15, 2004 ~	Machinery loan	5.3488%~6.2090%	18,775,296
(the managing bank)		November 15, 2009
Mega International Commercial Bank	(2)	November 15, 2004 ~	Machinery loan	2.426%~2.6184%	4,885,715
(the managing bank)		November 15, 2009
					29,691,271
Less: current portion of long-term loans					(10,299,107)

					$19,392,164

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)

					December 31, 2007
Bank		Duration	Nature	Interest rate	NTD	USD
Taiwan Cooperative Bank	(1)	February 2, 2004~	Machinery loan	6.0914%~6.3352%	$3,601,173	111,045
(the managing bank)		February 2, 2009
Mega International Commercial Bank	(2)	November 15, 2004~	Machinery loan	6.1945%~6.2371%	12,458,112	384,154
(the managing bank)		November 15, 2009
Mega International Commercial Bank	(2)	November 15, 2004~	Machinery loan	2.6184%~3.7833%	3,257,145	100,436
(the managing bank)		November 15, 2009
Mega International Commercial Bank	(3)	March 30, 2007~	Machinery loan	2.314%~2.9158%	23,300,000	718,471

(the managing bank)		March 30, 2012
					42,616,430	1,314,106
Less: current portion of long-term loans					(10,258,408)	(316,325)

					$32,358,022	997,781

(1)	The Company signed a syndicated loan agreement with Taiwan Cooperative Bank, the managing bank of this syndicated loan, and 15 other banks on January 16, 2004. The details of this loan are as follows:
(a)	Credit line: US$260,000.

(b)	Interest rate: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Duration: 5 years.

(d)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(e)	The long-term loan is secured by buildings and machinery. As of December 31, 2006 and 2007, the net book value of the pledged assets amounted to NT$7,657,438 and NT$5,865,960, respectively.

(f)	The Company has issued a promissory note for the syndicated loan.

(g)	As of December 31, 2007, the Company repaid US$149,000.
(2)	The Company signed a syndicated loan agreement with Mega International Commercial Bank (formerly I.C.B.C.) the managing bank of the syndicated loan, and 23 other banks on October 14, 2004 (as of December 31, 2007, the actual number of banks had increased to 31). The details of this loan are as follows:
(a)	Credit line: US$672,000 and NT$5,700,000.

(b)	Interest rate for Tranche A: USD 3-month or 6-month London Inter-bank Offered Rate plus margin.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(c)	Interest rate for Tranche B: 90-day or 180-day commercial paper rate in the primary market which appears on Moneyline Telerate, plus margin.

(d)	Duration: 5 years.

(e)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(f)	This long-term debt is secured by buildings and machinery. As of December 31, 2006 and 2007, the net book value of the pledged assets amounted to NT$24,272,894 and NT$19,185,045, respectively.

(g)	The Company has issued a promissory note for this syndicated loan.

(h)	As of December 31, 2007, the Company repaid US$288,000 and NT$2,442,855.
(3)	The Company signed a syndicated loan agreement with Mega International Commercial Bank, the managing bank of the syndicated loan, and 24 other banks on March 5, 2007 (as of December 31, 2007, the actual number of banks had decreased to 24 in total). The Company applied for drawings of NT$23,300,000 from March 30, 2007, to December 31, 2007. The details of this loan are as follows:
(a)	Credit line: US$400,000 and NT$27,000,000.

(b)	Interest rate for Tranche A: USD 3-month or 6-month London Inter-bank Offered Rate plus margin.

(c)	Interest rate for Tranche B: 90-day or 180-day commercial paper rate in the secondary market which appears on Moneyline Telerate, plus margin.

(d)	Duration: 5 years.

(e)	Repayment: The principal is payable in 6 semi-annual installments starting from 30 months after the first drawing date.

(f)	The Company has issued a promissory note for this syndicated loan.

(g)	The long-term loan is secured by machinery. As of December 31, 2007, the net book value of the pledged assets amounted to NT$30,472,144.
The above three long-term loan agreements contain undertakings and restrictive covenants requiring the Company to maintain certain financial ratios. In addition, the long-term loan agreements require that (i) no material adverse change shall be made to the off-take sales arrangements signed by the Company, Nanya Technology Corporation (“NTC”), and Qimonda AG (“Qimonda”), (ii) that NTC and Infineon and/or Qimonda and their affiliates, taken as a whole,
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
directly or indirectly, shall remain the largest shareholders of the Company and retain control over the Company.
The Company received confirmation letters from the syndicated banks indicating therein that they had no information regarding the Company's inability to meet two of its financial covenants under the syndicate loan agreements as of December 31, 2007. On March 31, 2008, the syndicated banks agreed to waive those covenant requirements for 2007.
(12) Accrued Pension Liabilities
(a)	The pension costs and related information for the years ended December 31, 2005, 2006 and 2007, were as follows:

	For the years ended December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Balance of the retirement fund	$29,192	44,428	60,692	1,871
Periodic pension costs
Defined benefit plan cost	35,317	11,372	7,384	228
Defined contribution plan cost	23,482	61,083	89,773	2,768
Accrued pension liabilities — defined benefit plan	50,594	46,746	39,347	1,213
Accrued expenses — defined contribution plan	12,265	20,099	25,682	792
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(b)	The funded status was reconciled to accrued pension liability as of December 31, 2006 and 2007, as follows:

	December 31,
	2006	2007
	NTD	NTD	USD
Benefit obligation:
Vested benefit obligation	$(3,504)	(5,609)	(173)
Non-vested benefit obligation	(61,546)	(43,444)	(1,340)

Accumulated benefit obligation	(65,050)	(49,053)	(1,513)
Projected compensation increase	(70,459)	(44,833)	(1,382)

Projected benefit obligation	(135,509)	(93,886)	(2,895)
Fair value of plan assets	46,963	63,142	1,947

Funded status	(88,546)	(30,744)	(948)
Unamortized pension gain or losses	41,800	(8,603)	(265)

Accrued pension liability	$(46,746)	(39,347)	(1,213)

(c)	As of December 31, 2006 and 2007, the actuarial present value of the vested benefits for the Company’s employees in accordance with the retirement benefit plan was approximately NT$4,112 and NT$6,292, respectively.

(d)	Major assumptions used to determine the pension plan funded status and accrued pension liability for the years ended December 31, 2005, 2006 and 2007, were as follows:

	For the years ended December 31,
	2005	2006	2007
Discount rate	3.00%	2.75%	2.75%
Rate of increase in compensation	3.00%	3.00%	3.00%
Expected long-term rate of return on plan assets	3.00%	2.75%	2.75%
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(13) Income Tax
(a)	The Company’s earnings are subject to income tax at a statutory rate of 25%. Effective January 1, 2006, the Company also adopted the requirements of the “Income Basic Tax Act” in calculating the basic tax. For the years ended December 31, 2005, 2006 and 2007, the components of income tax expense were as follows:

	For the years ended December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Income tax expense — current	$152,162	$268,345	75,531	2,329
Income tax expense — deferred	185,199	118,154	41,837	1,290

Income tax expense	$337,361	$386,499	117,368	3,619

(b)	The details of deferred income tax expenses for the years ended December 31, 2005, 2006 and 2007, were as follows:

	For the years ended December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Newly applied and unused investment tax credit	$(2,917,497)	(963,916)	(4,206,348)	(129,705)
Difference in depreciation expense for tax purposes and financial accounting purposes	1,260	1,260	747	23
Allowance for inventory obsolescence and devaluation	—	(4,712)	(256,997)	(7,925)
Decrease in provision for pension expense in excess of tax limit	(4,634)	962	1,850	56
Operating expenses accrued in prior but paid this year	2,138	14,308	622	19
Impairment loss provision on idle asset	—	(8,027)	(2,104)	(65)
Utilized loss carryforwards	47,414	—	—	—
Valuation allowance for deferred income tax assets	3,123,694	1,220,105	4,381,638	135,111
(Increase) decrease in unrealized foreign exchange gain or loss	(67,177)	(152,808)	20,814	642
Increase in valuation gain on financial instruments	—	10,982	64,425	1,987
Unrealized valuation gain in 2006 realized in 2007	—	—	37,190	1,147

Deferred income tax expense	$185,199	118,154	41,837	1,290

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(c)	The income tax on pretax financial income calculated at a statutory income tax rate of 25% was reconciled with the actual income tax as reported in the accompanying statements of income for the years ended December 31, 2005, 2006 and 2007, as follows:

	For the years ended December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Income tax calculated on pretax financial income	$1,566,770	4,123,070	261,044	8,049
Tax effect of tax-free income from company tax holiday	(1,269,720)	(3,967,622)	(207,353)	(6,394)
Increase in income tax credit on purchase machinery and equipment	(3,090,641)	(1,188,138)	(4,701,631)	(144,978)
Under accrual of income tax in 2005 and 2006	—	40,089	480	15
Tax-exempt securities	(985)	(5,147)	(114)	(3)
Increase in valuation allowance for deferred income tax assets	3,123,694	1,220,105	4,381,638	135,111
10% surtax on undistributed earnings	7,862	160,095	382,869	11,806
Income tax levied separately	381	4,034	303	9
Prior year income tax adjustment	—	—	132	4
Permanent differences	—	13	—	—

Income tax expense	$337,361	386,499	117,368	3,619

(d)	Deferred income tax assets and tax liabilities as of December 31, 2006 and 2007, were as follows:

	December 31,
	2006	2007
	NTD	NTD	USD
Current:
Deferred income tax assets	$116,396	353,151	10,890
Valuation allowance for deferred income tax assets	—	(115,253)	(3,554)
Deferred income tax liabilities	(36,706)	(94,890)	(2,926)

Current deferred income tax (liabilities) assets, net	$79,690	143,008	4,410

Non-current:
Deferred income tax assets	$8,086,962	12,248,192	377,681
Valuation allowance for deferred income tax assets	(7,816,338)	(12,082,723)	(372,579)

Non-current deferred income tax assets, net	$270,624	165,469	5,102

Total deferred income tax assets	$8,203,358	12,601,343	388,571

Total deferred income tax liabilities	$36,706	94,890	2,926

Total valuation allowance for deferred income tax assets	$7,816,338	12,197,976	376,133

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(e)	As of December 31, 2006 and 2007, the components of deferred income tax assets or liabilities were as follows:

	December 31,
	2006	2007
	NTD	NTD	USD
Deferred income tax assets:
Unused investment tax credit	7,987,293	12,193,641	375,999
Allowance for inventory obsolescence and devaluation	4,712	261,709	8,070
Provision for pension expense in excess of tax limit	11,687	9,837	304
Unrealized foreign exchange loss	108,366	81,311	2,507
Unrealized loss on valuation of financial instruments	79,305	42,115	1,299
Allowance for impairment loss on idle asset	8,027	10,131	312
Others	3,968	2,599	80

Deferred income tax assets, gross	$8,203,358	12,601,343	388,571

Deferred income tax liabilities:
Unrealized foreign exchange gain	25,724	19,483	601
Unrealized valuation gain on financial instruments	10,982	75,407	2,325

Deferred income tax liabilities, gross	$36,706	94,890	2,926

(f)	Under the ROC Statute for Upgrading Industries, the Company’s unused investment tax credits as of December 31, 2007, were as follows:

	Purchasing machinery		Personnel training and research
	and equipment		and development expenditures		Expiry Year
Year	NTD	USD	NTD	USD
2004	$3,053,806	94,166	—	—	2008
2005	3,843,681	118,523	—	—	2009
2006	1,509,467	46,545	47,635	1,469	2010
2007	3,739,052	115,296	—	—	2011

	$12,146,006	374,530	47,635	1,469

ROC Income Tax Law allows companies to avail of an investment tax credit on their purchase of certain types of equipment and machinery. Such tax credit can be used to reduce by up to 50% of income tax liability arising from the Company’s products produced using such machinery for four years starting from the year of equipment purchase, and can be used to reduce by up to 100% such income tax liability in the fifth year.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(g)	The Company’s income tax returns have been examined by the ROC tax authority through 2005.

(h)	Undistributed earnings, imputation credit account (ICA) and creditable ratio

	December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Undistributed earnings after 1997	$5,943,790	17,482,894	6,370,524	196,439

Imputation credit account	$27,822	146,489	104,715	3,229

	2005 (Actual)	2006 (Actual)	2007 (Projected)

Creditable ratio	3.24%	1.61%	2.54%

(i)	The stockholders approved a resolution during their meetings on June 29, 2005, and October 18, 2004, to allow the Company to avail of the Income Tax Holiday for investment projects under Article 9 of the Statute for Upgrading Industries. The Company has availed of the five-year Income Tax Holiday commencing from January 1, 2005, June 1, 2005, and January 1, 2006, respectively, for the taxable income that is derived only from the sale of products produced from its Fab-1—Phases 1, 2, and 3 investment project.

On June 29, 2007, the stockholders approved a resolution during their meeting to allow the Company to avail of the Income Tax Holiday for its investment projects, Fab-1 — Phase 4 and Fab-2 under Article 9 of the Statute for Upgrading Industries. The related registration has not yet been applied to the Industrial Development Bureau as of December 31, 2007.

Duration of Income Tax Holiday
Inotera Fab-1 — Phase 1	January 2005 ~ December 2009
Inotera Fab-1 — Phase 2	June 2005 ~ May 2010
Inotera Fab-1 — Phase 3	January 2006 ~ December 2010
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(14) Stockholders’ Equity
(a)	Common stock

On October 23, 2007, the board of directors approved to increase the Company’s capital through the issuance of 250 million to 300 million Company shares for cash. This capital increase was approved by the Securities and Futures Bureau (SFB) on December 10, 2007. On March 14, 2008, the Company formally notified the SFB of its decision to stop its capital increase plan because it was unable to carry out its capital increase plan three months after receipt of the said SFB approval. For this reason, the SFB formally revoked on March 25, 2008 its approval of the Company’s application to increase capital, in accordance with the “Regulations Governing the Offering and Issuance of Securities by Securities Issuers”.

During their meeting on June 29, 2007, the stockholders approved a resolution allowing the Company to further increase its capital by NT$2,265,580, divided into 226,558 thousand Company shares with NT$10 par value per share, by capitalizing the stock dividends to stockholders of NT$1,866,572 and bonus to employees of NT$399,008. This capital increase was approved by the SFB on July 18, 2007. The related registration processes were completed.

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

Effective May 16, 2006, the Company sold for cash 40 million GDSs, representing 400 million common shares of the Company, at a price of US$10.53 per share and subsequently listed its GDSs on the LSE. Total issuance of GDSs amounted to US$421,200, and each GDS offers the holder the right to receive 10 shares of the Company. The offering was approved by the SFB on May 1, 2006. On May 16, 2006, the Company issued 400 million of its shares, and net proceeds were US$416,114, or NT$13,169,176 (after deducting commissions and offering expenses payable by the Company). The net proceeds exceeded the par value by NT$9,169,176, which was recorded as capital surplus — paid-in capital in excess of par value.

As of December 31, 2006 and 2007, the Company’s total authorized capital both amounted to NT$40,000,000, and total issued common stock amounted to NT$31,109,540 and NT$33,375,120, respectively, with NT$10 par value per share.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(b)	Capital surplus

As of December 31, 2005, 2006 and 2007, the capital surplus consisted of the following:

	December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Paid-in capital in excess of par value	$15,548,660	29,317,836	29,317,836	904,034

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

The Company’s annual net profit, after providing for income tax and covering the losses of previous years, shall be first set aside for legal reserve at the rate of 10% thereof until the accumulated balance of legal reserve equals the total issued capital. The remaining net profit, if any, after providing for any special reserves or reserving certain undistributed earnings for business purposes shall be distributed as follows:
(i)	0.1% to 1% as remuneration to directors and supervisors.

(ii)	1% to 8% as bonus to employees.

(iii)	The remainder as dividends to stockholders, distributed in the form of cash dividends and/or stock dividends.
As it belongs to a highly capital-intensive industry with strong growth potential, the Company adopts a dividend distribution policy which is in line with its capital budget and long-term financial plans. This policy requires that the distribution of cash dividends shall be at least fifty percent (50%) of the Company’s total dividend distribution every year.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
Based on the resolutions approved by the stockholders during their meeting on June 7, 2006, and June 29, 2007, the Company’s stockholders approved to distribute the Company’s 2005 earnings and 2006 earnings as follows:

	Earnings distribution		Distribution per share
	2005	2006	2005	2006
	NTD	NTD	NTD	NTD
Dividends to stockholders — cash	$3,433,227	7,777,385	1.1036	2.5
Dividends to stockholders — stock	—	1,866,572	—	0.6
Bonus to employees — cash	298,866	399,010	—	—
Bonus to employees — stock	—	399,008	—	—
Remuneration to directors and supervisors	3,736	10,453	—	—

	$3,735,829	10,452,428	1.1036	3.1

If the remuneration to directors and supervisors and the employees’ bonus were recorded as compensation expense, the non-retroactively adjusted earnings per share in 2005 and 2006 would decrease from NT$2.36 and NT$5.43 to NT$2.24 and NT$5.15, respectively. Stock dividends distributed to employees represented 1.28% of the outstanding common shares in 2006.

The appropriation of the Company’s 2007 earnings is subject to a resolution to be passed and approved by the Company’s directors and stockholders during their regular meetings. Following the approval of those resolutions, related information can be obtained from the Market Observation Post System website of the Taiwan Stock Exchange.

(d)	Employee stock option plans

On August 29, 2007 and December 13, 2007, 98,000 and 2,000 stock options, respectively, were granted to qualified full-time employees of the Company. Each option entitles the holder to subscribe for one thousand common shares of the Company when exercisable. The exercise price is NT$31.05 and NT$26.50 per share, respectively. The options granted are valid for 8 years and exercisable at certain percentages after the second anniversary year from the grant date. 50%, 75% and 100% of these stock options are vested after the second, third and fourth anniversary dates, respectively. The options were granted at an exercise price equal to the closing price of the Company’s common shares listed on the Taiwan Stock Exchange Corporation on grant date. For any subsequent changes in the Company’s paid-in capital, the exercise price and the number of options will be adjusted accordingly. Also, the exercise price of the option shall be adjusted according to the related regulation if a cash dividend is paid on the underlying shares.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
The details of these employee stock option plans for the year ended December 31, 2007, were as follows:

		Weighted-average
	Number of options	exercise price
	(Units)	(NTD)
Options granted	100,000	$30.96
Options forfeited	(4,826)	31.05

Outstanding at December 31, 2007	95,174	30.95

Options exercisable at December 31, 2007	—

Weighted-average fair value of options granted	$12.45

As of December 31, 2007, the details of the Company’s outstanding stock options accounted for as a compensatory plan were as a follows:

	Options outstanding			Options exercisable
Range of exercise	Number of	Remaining	Exercise price	Number of	Exercise price
price (NTD)	options	periods	(NTD)	options	(NTD)
$31.05	93,174	7.66	$31.05	—	—

$26.50	2,000	7.95	$26.50	—	—

Compensation cost recognized under the intrinsic value method was zero because the market price on grant date is equal to the exercise price. Had the Company recognized compensation cost based on the fair value method using the Black-Scholes pricing model, the assumptions and pro forma results of the Company for the year ended December 31, 2007, would have been as follows:

	For the year ended December 31, 2007
	The first batch of	The second batch of
	the stock option plan	the stock option plan
Assumptions
Expected dividend yield	—%	—%
Expected volatility	40.23%	38.41%
Risk-free interest rate	2.5317%	2.4820%
Expected term	5.375 years	5.375 years
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
Pro forma and actual operating results of the Company for the year ended December 31, 2007, were as follows:

	Employee stock options in 2007
	NTD	USD
Net income
As reported (in thousands)	$926,849	28,580
Pro forma (in thousands)	$820,516	25,301

Basic after income tax earnings per share
As reported	$0.28	0.009
Pro forma	$0.25	0.008
(15) Earnings Per Share — retroactively adjusted
For the years ended December 31, 2005, 2006 and 2007, the weighted-average number of outstanding common shares and the common stock equivalents for calculating the basic EPS consisted of the following:

For the year ended December 31, 2005
	Amount			Earnings per share
	Income before	Income after	Total weighted-average	Before	After
	income tax	income tax	outstanding shares	income tax	income tax
	NTD	NTD		NTD	NTD
Basic earnings per share — retroactively adjusted	$6,267,119	5,929,758	2,693,816	2.33	2.20

	For the year ended December 31, 2006
	Amount			Earnings per share
	Income before	Income after income	Total weighted-average	Before	After
	income tax	tax	outstanding shares	income tax	income tax
	NTD	NTD		NTD	NTD
Basic earnings per share — retroactively adjusted
Income before cumulative effect of change in accounting principle	$16,492,323	16,105,824	3,136,467	5.26	5.14
Cumulative effect of change in accounting principle	(317,220)	(237,915)	3,136,467	(0.10)	(0.08)

Basic earnings per share — retroactively adjusted	$16,175,103	15,867,909		5.16	5.06

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)

For the year ended December 31, 2007
	Amount					Earnings per share
Total weighted-average
	Income before income tax		Income after income tax		outstanding shares	Before income tax		After income tax
	NTD	USD	NTD	USD		NTD	USD	NTD	USD
Basic earnings per share — retroactively adjusted	$1,044,217	32,199	926,849	28,580	3,337,512	0.31	0.010	0.28	0.009

(16) Financial Instrument Information
(a)	Fair value of financial instruments

As of December 31, 2006 and 2007, the fair value of the Company’s financial assets and liabilities were as follows:

	December 31,
	2006		2007
Financial instruments	Book value	Fair value	Book value	Book value	Fair value	Fair value
	NTD	NTD	NTD	USD	NTD	USD
Financial assets:
Cash and cash equivalents	$21,704,854	21,704,854	6,023,517	185,739	6,023,517	185,739
Accounts receivable — related parties	8,332,816	8,332,816	6,649,818	205,051	6,649,818	205,051
Interest rate swap	52,255	52,255	16,968	523	16,968	523
Foreign exchange forward contracts	941,480	941,480	776,995	23,959	776,995	23,959
Mutual bond fund	660,484	660,484	—	—	—	—

Financial liabilities:
Current portion of long-term loans	10,299,107	10,299,107	10,258,408	316,325	10,258,408	316,325
Accounts payable (including accounts payable — related parties)	21,516,696	21,516,696	7,911,078	243,943	7,911,078	243,943
Bonds payable	6,000,000	5,988,672	20,000,000	616,713	19,223,496	592,769
Long-term loans	19,392,164	19,392,164	32,358,022	997,781	32,358,022	997,781
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(b)	The methods and assumptions used to estimate the fair value of each class of financial instruments were as follows:
(i)	The book value of short-term financial instruments is believed to be not materially different from the fair value because the maturity dates of short-term financial instruments are within one year from the balance sheet date. Therefore, their book value is adopted as a reasonable basis for determining their fair value. This principle is applied in estimating the fair value of short-term financial instruments including cash and cash equivalents, account receivables/ payables (including related parties).

(ii)	The fair value of financial instruments traded in active markets is based on quoted market prices. If the financial instruments are not in an active market, then the fair value is determined by certain valuation techniques, using assumptions under existing market conditions.

(iii)	The discounted present value of anticipated cash flows is adopted as the fair value of long-term debt. Such present value approximates the carrying value of the Company’s existing long-term loans.

(iv)	Fair value of bond payable was determined by using broker’s quote. This quote is tested for reasonableness by discounting the estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(c)	As of December 31, 2006 and 2007, the fair values of the financial instruments, were based on market values in an active market or determined by using broker quotes / carrying values, as follows:

	December 31,
	2006		2007
	Market value	Value determined by	Market value		Value determined by
	in active	using broker quote /	in active		using broker quote /
Financial instruments	market	carrying value	market		carrying value
	NTD	NTD	NTD	USD	NTD	USD
Financial assets:
Cash and cash equivalents	$21,704,854	—	6,023,517	185,739	—	—
Accounts receivable — related parties	—	8,332,816	—	—	6,649,818	205,051
Interest rate swap	—	52,255	—	—	16,968	523
Foreign exchange forward contracts	—	941,480	—	—	776,995	23,959
Mutual bond fund	—	660,484	—	—	—	—

Financial liabilities:
Current portion of long-term loans	—	10,299,107	—	—	10,258,408	316,325
Accounts payable (including accounts payable — related parties)	—	21,516,696	—	—	7,911,078	243,943
Bonds payable	—	5,988,672	—	—	19,223,496	592,769
Long-term loans	—	19,392,164	—	—	32,358,022	997,781
(d)	Financial risk information
(i)	Market risk

All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risks are believed to be low.

(ii)	Credit risk

The Company signed a “Product Purchase and Capacity Reservation Agreement” with NTC and Qimonda AG, as described in notes 17(b) and 23(a)(viii). Under this agreement, these entities are each entitled to a contracted percentage of the Company’s production capacity. Under the agreement, the sales of the Company were derived 100% from NTC and Qimonda AG. The sales are an indication that the Company has concentration of credit risk. Because these customers are both reputable listed companies, the accounts receivable from NTC and Qimonda AG are collectible. Management believes its exposure related to the potential payment default by NTC and Qimonda is low.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
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

(iii)	Cash flow risk

The Company has sufficient operating capital to meet the cash requirements for the derivative financial instrument transactions. In addition, additional cash inflow is expected to meet the cash outflow. Therefore, the cash flow risk is low.

(iv)	Interest rate risk

Interest rate risk arises from short-term and long-term loans. Loans issued at variable rates expose the Company to cash flow interest rate risk. If the market interest rate increases by 1%, the cash outflow of the Company would increase by NT$296,913 and NT$426,164 for the years ended December 31, 2006 and 2007, respectively. The Company manages its cash flow interest rate risk by using floating-to-fixed interest-rate swaps. Such interest rate swaps have the economic effect on conversion of loans with floating rates to loans with fixed rates.
(17) Related-party Transactions
(a)	Names and relationship of related parties

Name	Relationship with the Company
Nan Ya Plastics Corp. (NPC)	Common chairman
Nanya Technology Corp. (NTC)	One of major stockholders
Qimonda AG	One of major stockholders
Infineon Technologies AG (IFX)	Immediate parent company of Qimonda AG
Qimonda Technologies Suzhou Co., Ltd	Subsidiary of Qimonda AG
Qimonda Richmond, LLC	Subsidiary of Qimonda AG
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(b)	Significant related-party transactions
(i)	Sales revenue and accounts receivable

Significant sales to related parties for the years ended December 31, 2005, 2006 and 2007, were as follows:

	For the years ended December 31,
	2005		2006		2007
		% of		% of			% of
	Amount	net sales	Amount	net sales	Amount		net sales
	NTD		NTD		NTD	USD
NTC	$11,502,292	49.94	20,477,214	50.21	22,984,160	708,731	50.11
Qimonda AG	—	—	13,615,363	33.39	22,880,388	705,532	49.89
IFX	9,180,137	39.86	3,994,116	9.79	—	—	—
Qimonda Technologies Suzhou Co., Ltd.	2,347,571	10.19	2,695,017	6.61	—	—	—
Qimonda Richmond, LLC	2,203	0.01	—	—	—	—	—

	$23,032,203	100.00	40,781,710	100.00	45,864,548	1,414,263	100.00

The balances of accounts receivable resulting from the above transactions as of December 31, 2006 and 2007, consisted of the following:

	December 31,
	2006		2007
		% of accounts			% of accounts
		receivable			receivable
	Amount	—related parties	Amount		—related parties
	NTD		NTD	USD
NTC	$4,325,897	51.91	3,282,276	101,211	49.36
Qimonda AG	4,006,919	48.09	3,367,542	103,840	50.64

	$8,332,816	100.00	6,649,818	205,051	100.00

The normal credit term with the related parties above is 60 days from delivery date. Selling price is calculated using the transfer pricing formula in accordance with the “Product Purchase and Capacity Reservation Agreement”.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(ii)	Purchases and accounts payable

Significant purchases from related parties for the years ended December 31, 2005, 2006 and 2007, were as follows:

	For the years ended December 31,
	2005		2006		2007
		% of net		% of net			% of net
	Amount	purchases	Amount	purchases	Amount		purchases
	NTD		NTD		NTD	USD
NPC	$49,827	0.17	680,957	6.11	25,151	776	0.13
NTC	—	—	70,039	0.63	166,696	5,140	0.83
IFX	464,481	1.56	217,230	1.95	—	—	—
Qimonda AG	—	—	252,285	2.26	971,653	29,962	4.83

	$514,308	1.73	1,220,511	10.95	1,163,500	35,878	5.79

The balances of accounts payable resulting from the above transactions as of December 31, 2006 and 2007, were as follows:

	December 31,
	2006		2007
		% of total			% of total
		accounts			accounts
	Amount	payable	Amount		payable
	NTD		NTD	USD
NPC	$346,304	1.61	1,786	55	0.02
NTC	—	—	750	23	0.01
Qimonda AG	59,613	0.28	110,219	3,399	1.39

	$405,917	1.89	112,755	3,477	1.42

The Company pays NPC and NTC on the 15th of the month following the month of purchase, and pays IFX and Qimonda AG within 30 days of the invoice date. Purchases from NPC included miscellaneous equipment.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(iii)	Acquisition and disposal of property, plant and equipment

Disposal of machinery and equipment:

December 31, 2006
	Proceeds from		Loss on
	disposal of PPE	Book value	disposal of PPE
	NTD	NTD	NTD
NTC	$600	2,142	1,542

Loss on disposal of property, plant and equipment was recorded under non-operating expenses and losses—others.
(iv)	Training expense

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

(v)	Lease contracts

Commencing from July 1, 2005, the Company signed lease contracts with NTC. Refer to notes 7 and 9 for details.

(vi)	Other significant transactions

Other payables—related parties arising from other transactions were as follows:

	December 31,
	2006	2007
	NTD	NTD	USD
Qimonda AG (IT services, etc.)	$36,511	49,510	1,527
NTC (utility expenses, etc.)	24,932	20,062	618
NPC (dormitory expenses, etc.)	4,096	295	9

	$65,539	69,867	2,154

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
The Company rented out Probe cards to Qimonda Richmond, LLC. For the year ended December 31, 2007, the rental revenue amounted to NT$988, which was accounted for as non-operating income and gains—others.

(vii)	Contracts with related parties

The Company signed a “Product Purchase and Capacity Reservation Agreement” with NTC and IFX. Under this agreement, these entities are each entitled to a contracted percentage of the Company’s production capacity. The Company is committed to sell its production to these entities at a transfer price calculated in accordance with the formula stated in the agreement. This agreement took effect on July 15, 2003, and will continue to be in effect until terminated by either party with cause or when the Joint Venture Agreement and/or the License and Technical Cooperation Agreement between NTC and IFX are terminated.

The Company signed a “Know-How Transfer Agreement” with NTC and IFX. Under this agreement, these entities allowed the Company to utilize their know-how in the semiconductor manufacturing process. This contract took effect on July 15, 2003, and it will continue to be in effect until either of the following conditions has been fulfilled: 1) both corporations decide to terminate their Joint Venture Agreement or 2) three years after the completion of the know-how transfer.

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

The Company signed a service contract with NTC. Under this contract, NTC provides transaction support in the following areas: human resources, finance, engineering and construction, raw material, inventory, etc. The service fee is charged based on the actual type of service rendered. The contract took effect on July 15, 2003, and will continue to be in effect until terminated mutually by both parties.
(18)	Pledged Properties

Refer to note 11 for information on the Company’s assets pledged to secure loans.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(19)	Commitments and Contingencies

As of December 31, 2006 and 2007, in addition to those described in the financial statements and accompanying notes, the balance of outstanding letters of credit were as follows:

	December 31,
Currency (thousand)	2006	2007
USD	$65,308	51,419

JPY	$2,099,273	629,965

EUR	$50,907	2,822

(20) Significant Disaster Loss: None.
(21) Subsequent Events: Refer to Note 11.
(22) Others
(a) The Company’s personnel, depreciation, and amortization expenses were as follows:

	For the year ended December 31, 2005
	Cost of goods sold	Operating expenses	Total
	NTD	NTD	NTD
Personnel expenses
Salaries	1,048,967	192,903	1,241,870
Labor and health insurance	63,796	8,084	71,880
Pension expenses	48,974	9,825	58,799
Other personnel expenses	29,724	3,628	33,352
Depreciation expenses	8,049,957	49,594	8,099,551
Amortization expenses	6,995	—	6,995
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)

	For the year ended December 31, 2006
	Cost of goods sold	Operating expenses	Total
	NTD	NTD	NTD
Personnel expenses
Salaries	1,369,465	205,154	1,574,619
Labor and health insurance	90,656	8,267	98,923
Pension expenses	61,163	11,292	72,455
Other personnel expenses	41,019	4,037	45,056
Depreciation expenses	11,571,260	62,119	11,633,379
Amortization expenses	8,454	—	8,454

	For the year ended December 31, 2007
	Cost of goods sold	Operating expenses	Total
	NTD	NTD	NTD
Personnel expenses
Salaries	2,010,249	232,129	2,242,378
Labor and health insurance	130,576	8,722	139,298
Pension expenses	85,937	11,220	97,157
Other personnel expenses	59,739	4,779	64,518
Depreciation expenses	20,445,457	79,472	20,524,929
Amortization expenses	12,120	—	12,120

	For the year ended December 31, 2007
	Cost of goods sold	Operating expenses	Total
	USD	USD	USD
Personnel expenses
Salaries	61,987	7,158	69,145
Labor and health insurance	4,026	269	4,295
Pension expenses	2,650	346	2,996
Other personnel expenses	1,842	147	1,989
Depreciation expenses	630,448	2,451	632,899
Amortization expenses	374	—	374
(b)	As discussed in note 17(b)(vi) to the financial statements, the Company signed a service contract with NTC, under which, the General Administrative Office of the Formosa Group is entrusted to provide certain administrative services. For the years ended December 31, 2005, 2006 and 2007, the service expenses paid to the General Administrative Office of the Formosa Group amounted to NT$25,631, NT$28,278 and NT$40,558, respectively.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
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

The Plan requires that its actual implementation shall be made within 4 weeks after the approval of the Company’s stock listing by the SFB. The purchase price is the higher of NT$15 per share or the net book value per share of the Company at the time of the Plan’s execution plus 10% premium thereof. There were 73,124 thousand Company shares being held by Hwa-Keng Investment Corp., which were made available for purchase by the employees. On January 6, 2006, the Company received the approval from the SFB for the listing of its stock, and implemented the Plan on the same day. On February 9, 2006, Hwa-Keng Investment Corp. sold 64,032,908 Company shares at NT$20.07 per share to the employees of the Company, following the Company’s implementation of the Plan.

Under the International Financial Reporting Standards (IFRS), share-based payments are normally accounted for as current expenses. If IFRS would be applied to account for the share-based payment under this Plan, the Company would recognize compensation expense of approximately NT$826,025 in current results of operations. The ROC SFAS No. 39 “Share-Based Payment”, however, simply requires disclosing the details of the Plan in the financial statements when the Plan is consummated before this new accounting standard takes effect on January 1, 2008, without recognizing any expense. For this reason, the Company simply disclosed the details of the Plan to conform with the requirement for disclosure.

(d)	Reclassifications

Certain accounts in the financial statements as of and for the year ended December 31, 2006, have been reclassified to conform with the presentation of the financial statements as of and for the year ended December 31, 2007, for purposes of comparison. These reclassifications have not materially affected the financial statements.
(23) Segment Information
(a)	Industrial information

The Company’s main operating activities are to manufacture and to sell semiconductor product, which belong to a single industrial segment.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(b)	Geographic information

The Company has no foreign operation segment; thus, no geographic information is provided.

(c)	Export sales information

Export sales to geographic areas in 2005, 2006 and 2007 were summarized as follows:

	For the years ended December 31,
	2005		2006		2007
		% of net		% of net			% of net
Destination Area	Amount	sales	Amount	sales	Amount		sales
	NTD		NTD		NTD	USD
Europe	$9,180,137	39.86	17,609,479	43.18	22,880,388	705,532	49.89
Asia	2,347,571	10.19	2,695,017	6.61	—	—	—
North America	2,203	0.01	—	—	—	—	—

Total	$11,529,911	50.06	20,304,496	49.79	22,880,388	705,532	49.89

(d)	Major clients

The major clients of the Company in 2005, 2006 and 2007, were as follows:

	For the years ended December 31,
	2005		2006		2007
		% of net		% of net			% of net
Client	Amount	sales	Amount	sales	Amount		sales
	NTD		NTD		NTD	USD
NTC	$11,502,292	49.94	20,477,214	50.21	22,984,160	708,731	50.11
Qimonda AG	—	—	13,615,363	33.39	22,880,388	705,532	49.89
IFX	9,180,137	39.86	3,994,116	9.79	—	—	—
Qimonda Technologies Suzhou Co., Ltd.	2,347,571	10.19	2,695,017	6.61	—	—	—

Total	$23,030,000	99.99	40,781,710	100.00	45,864,548	1,414,263	100.00

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(24) Summary of Significant Differences between Accounting Principles Followed by the Company and Generally
        Accepted Accounting Principles in the United States of America
(a.)	Derivative financial instrument transactions

Prior to January 1, 2006, under ROC GAAP, there were no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies had flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. In practice, derivative contracts including foreign currency forward contracts and interest rate swaps were accounted for as follows:
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

(ii)	Interest rate swap

As there is no physical transfer of principal, only memo entries of notional principals were made for interest rate swaps. For trading swaps, the differences between the present and market values of interest receivables or payables arising thereon were reported as unrealized gains or losses on derivative instruments. For non-trading swaps, interest was accrued based on contract terms, with interest revenue and expense recognized in the same period that the hedged items affect earnings.
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
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(b.)	Bonuses to employees, directors and supervisors

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

(c.)	Undistributed earnings surtax

Companies in the ROC are subject to a 10% surtax on undistributed profits earned after December 31, 1997. If the undistributed earnings are distributed in the following year, the 10% surtax is not due. Under ROC GAAP, income tax expense is recorded in the statement of operations only in the following year when the shareholders decide not to distribute the earnings.

Under U.S. GAAP, the 10% surtax leviable on the undistributed earnings is recorded in the statement of income in the year when the profits were earned. The income tax expense, including the tax effects of temporary differences, in such year is measured by using the rate that includes this 10% surtax.

(d.)	Capital contribution

Under ROC GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner/shareholder is not recorded nor treated as the shareholder’s capital contribution in the Company.

Under U.S. GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner would be recorded as expense and treated as capital contribution in the Company.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(e.)	Lease

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

(f.)	Related party

Under ROC GAAP, the transaction with the Formosa Group as described in Note 22(b) is not treated as a related party transaction. Under U.S. GAAP, the transaction would be considered a related party transaction.

(g.)	Earnings per share

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

(h.)	Stock purchase plan

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
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(i.)	Pension

Under ROC GAAP, the Company’s unrecognized actuarial gains and losses are not recognized as pension liabilities until the accumulated unrecognized amounts exceed certain thresholds.

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

(j.)	Statement cash flows

Under ROC GAAP, bonus to employees and remuneration to directors and supervisors are considered financing activities. Also, deferred charges arising from bank charges on syndicate loans and underwriter handling charges are classified as investing activities.

Under US GAAP, bonus to employees and remuneration to directors and supervisors are considered operating activities. Also, bank charges on syndicate loans and underwriter handling charges are classified as financing activities.

(k.)	Employee Stock Options

Under ROC GAAP, share-based payment transaction can be accounted for using either the fair value method or intrinsic value method. Entities electing to adopt the intrinsic value method must make pro forma disclosures of net income as if the fair value based method of accounting had been applied.

Under U.S. GAAP SFAS No. 123(Revised 2004) “Share-Based Payment”, employee stock options granted can only be accounted for using the fair value based method of accounting.

(l.)	Stock dividends paid to stockholders

Under ROC GAAP, stockholders stock dividends paid are recorded at par value, with a charge to retained earnings.

Under US GAAP, generally if the ratio of distribution is less than 25% of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(m.)	Write-down allowances for the inventory

Under ROC GAAP, inventory is valued at the lower of cost or market. Market is determined on the basis of replacement cost or net realizable value. Any write-down to market value is recognized as non-operating expenses and losses. Reversals of previous write-downs are recognized in profit or loss in the period in which the reversal occurs.

Under US GAAP, inventory is valued at the lower of cost or market, with market limited to an amount that is not more than net realizable value nor less than net realizable value less a normal profit margin. Any write-down to market value must be recognized as cost of goods sold. Reversals of previous write-downs are not permitted.

(n.)	Classification of loans with covenants

Based on calculations performed by management, the Company did not have a minimum current ratio of 1:1 and a maximum debt to equity ratio of 1:1 at December 31, 2007, as required by its syndicated bank loan agreements. On March 31, 2008 the syndicated banks agreed to waive these two covenant requirements for 2007. Provisions of the loan agreements specify that the syndicated bank will perform calculations to determine if the Company is in violation of any of its covenants upon receipt of the audited annual and semi-annual financial statements of the Company. Consequently, if the syndicated banks, upon obtaining the audited interim financial statements as of and for the six-month period ended June 30, 2008, determine that the Company is in violation of any of its covenants pursuant to its syndicated bank loan agreement at June 30, 2008, they may notify the Company that it is in default of its syndicated loan agreements. If the Company is in default of its syndicated loan agreements, the syndicated banks have the right to call the loans and demand immediate repayment. In such case, the Company expects to fully pay its outstanding syndicate loan with funds generated from operating cash flows, financial assistance from its major shareholders and their affiliates and available bank credit facilities.

Under ROC GAAP, there is no specific guidance on whether or not the debtor is deemed to be in default on the balance sheet date when the provisions of a long-term syndicate loan agreement requires the creditor/bank to review its audited semi-annual or annual financial statements before declaring the debtor is in default. In practice, however, such long-term loan is classified as non-current if the debtor (i) is able to secure from syndicate banks formal confirmations that they do not have any information that the debtor is in default of its financial covenant on the balance sheet date, and (ii) has not been formally notified by syndicate banks that it is in default of any loan covenant.

Under US GAAP, the current liability classification includes obligations that, by their terms, are due on demand or will be due on demand within on year from the balance sheet date, even though liquidation may not be expected within that period. It also includes long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a debt covenant at the balance sheet date makes the obligation callable, or because the violation, if not cured within a specific grace period, will make the obligation callable. Therefore, a callable loan shall be classified as current on the balance sheet date, unless one of the following conditions is met:
i)	The creditor has waived or subsequently lost the right to demand repayment for more than one year from the balance sheet.

ii)	For long-term obligations containing a grace period within which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.

(o.)	Uncertain tax positions

Under ROC GAAP, uncertain tax positions are recognized based on the more likely than not criterion although for deferred tax assets, a valuation allowance is provided if it is more likely than not that all or some portion of the asset will not be realized.

Under US GAAP, recognition of uncertain tax positions prior to 2007 was based on the probable criterion, which provided a higher threshold than the more likely than not criterion, although a valuation allowance was also provided if it was more likely than not that all or some portion of the deferred tax asset would not be realized. In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions. FIN 48 requires that an entity recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of general and administrative expenses in the consolidated statements of income. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company’s financial statements.

(p.)	Loss on impairment of long-lived assets

Under ROC GAAP, the loss on impairment of long-lived assets is classified as non-operating expenses and losses.

Under US GAAP, the loss on impairment of long-lived assets is classified as operating expense.
(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
The following reconciles net income and stockholders’ equity under ROC GAAP as reported in the audited financial statements to the net income and stockholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	For the years ended December 31,
	2005	2006	2007
	NTD	NTD	NTD	USD
Net income
Net income based on ROC GAAP	$5,929,758	15,867,909	926,849	28,580
Adjustments:
a. Foreign currency forward contracts — marked to market	(355,857)	—	—	—
a. Interest rate swaps — marked to market	75,943	—	—	—
a. Cumulative effect of change in accounting principle	—	317,220	—	—
b. Bonuses to employees	(298,866)	(799,742)	(924,934)	(28,521)
b. Remuneration to directors and supervisors	(3,736)	(9,997)	(1,066)	(33)
c. 10% surtax on undistributed earnings	(565,812)	(1,428,112)	(83,416)	(2,572)
c. Tax benefit arising from reversal of prior year’s over accrual of 10% surtax	533,695	804,424	795,203	24,521
d. Expatriate employees payroll cost paid by IFX	(168,697)	(166,766)	(184,686)	(5,695)
d. Tax benefit on expatriate payroll cost paid by IFX	54,827	54,199	60,023	1,851
e. Operating lease	(4,742)	(8,930)	(8,650)	(267)
h. Deferred Stock Purchase Plan	—	(826,025)	—	—
k. Employee stock options	—	—	(106,250)	(3,276)

Net decrease in net income	(733,245)	(2,063,729)	(453,776)	(13,992)

Net income based on U.S. GAAP	$5,196,513	13,804,180	473,073	14,588

Earnings per share	$2.08	4.44	0.15	0.004

Stockholders’ equity
Stockholders’ equity based on ROC GAAP	$47,236,284	79,137,540	71,877,541	2,216,390
Adjustments:
a. Foreign currency forward contracts — marked to market	(355,857)	—	—	—
a. Interest rate swaps — marked to market	38,637	—	—	—
b. Bonuses to employees	(298,866)	(799,742)	(48,387)	(1,492)
b. Remuneration to directors and supervisors	(3,736)	(9,997)	(1,066)	(33)
c. 10% surtax on undistributed earnings	(565,812)	(1,428,112)	(83,416)	(2,572)
c. Tax benefit arising from reversal of prior year’s over accrual of 10% surtax	533,694	772,307	139,399	4,298
d. Expatriate employees payroll cost paid by IFX	(324,773)	(491,539)	(676,225)	(20,852)
d. Contributed capital arising from employees payroll paid by IFX	219,221	331,788	456,451	14,075
d Tax benefit on expatriate payroll cost paid by IFX	105,553	159,751	219,774	6,777
e. Operating lease	(4,742)	(13,672)	(22,322)	(688)
i. Other comprehensive income — pension	—	(41,800)	8,591	265
i Tax benefit on pension	—	—	(2,792)	(86)

Net decrease in stockholders’ equity	(656,681)	(1,521,016)	(9,993)	(308)

Stockholders’ equity based on U.S. GAAP	$46,579,603	77,616,524	71,867,548	2,216,082

Changes in stockholders’ equity based on U.S. GAAP
Balance, beginning of period	$41,377,184	46,579,603	77,616,524	2,393,355
Issuance of common stock	—	19,769,176	—	—
Cash dividend to stockholders	(124,883)	(3,433,227)	(7,777,385)	(239,821)
Bonus shares issued at a premium to the employees	16,919	—	1,276,824	39,372
Contributed capital (net of tax of NT$54,827, NT$54,199 and NT$60,023 in 2005, 2006 and 2007, respectively) arising from employees payroll paid by IFX	113,870	112,567	124,663	3,844
Deferred Stock Purchase Plan	—	826,025	—	—
Employee stock options	—	—	106,250	3,276
Other comprehensive income — pension	—	(41,800)	47,599	1,468
Net income for the year	5,196,513	13,804,180	473,073	14,588

Balance, end of period	$46,579,603	77,616,524	71,867,548	2,216,082

(Continued)

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
A reconciliation of the significant balance sheet accounts to the amounts determined under U.S. GAAP as of December 31, 2006 and 2007 were as follows:

	December 31,
	2006	2007
	NTD	NTD	USD
Current Assets
ROC GAAP	$36,470,375	19,530,399	602,232
U.S. GAAP adjustments
e. Current portion of lease receivables	(4,912)	(5,209)	(161)
c. Deferred tax assets — current, net	28,351	(143,007)	(4,410)

U.S. GAAP	$36,493,814	19,382,183	597,661

Property, plant and equipment
ROC GAAP	$100,410,476	123,869,355	3,819,592
U.S. GAAP adjustments
e. Building and structure	281,538	281,538	8,681
e. Other equipment	75,555	75,555	2,330
e. Accumulated depreciation	(31,977)	(45,537)	(1,404)

U.S. GAAP	$100,735,592	124,180,911	3,829,199

Other Assets
ROC GAAP	$802,349	736,049	22,697
U.S. GAAP adjustments
c. Deferred tax assets — non-current, net	29,900	250,830	7,735
e. Lease receivables — long term	(333,876)	(328,668)	(10,135)

U.S. GAAP	$498,373	658,211	20,297

Current Liabilities
ROC GAAP	$32,974,822	19,732,603	608,467
U.S. GAAP adjustments
b. Employees bonus	799,742	48,387	1,493
b. Remuneration to directors and supervisors	9,997	1,066	33
c. Deferred tax liabilities — current, net	—	54,633	1,685
c. 10% surtax on undistributed earnings	714,056	—	—
n. Classification of syndicate loans for which loan covenants were not complied	—	32,358,022	997,781

U.S. GAAP	$34,498,617	52,194,711	1,609,459

Long-term Liabilities
ROC GAAP	$25,519,586	52,481,739	1,618,308
U.S. GAAP adjustments
n. Classification of syndicate loans for which loan covenants were not complied	—	(32,358,022)	(997,781)

U.S. GAAP	$25,519,586	20,123,717	620,527

Other Liabilities
ROC GAAP	$51,252	43,920	1,353
U.S. GAAP adjustments
i. Accrued pension liabilities	41,800	(8,591)	(264)

U.S. GAAP	$93,052	35,329	1,089

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)
(q.) Additional US GAAP disclosures
(1)	Valuation allowance for deferred income tax assets
(i)	The change in valuation allowance for deferred tax assets as follows:

	NTD	USD
Balance as of January 31, 2007	7,182,330	221,472
Additions	5,060,763	156,052

Balance as of December 31, 2007	12,243,093	377,524

The Company recognized an additional valuation allowance in 2007 as a result of increased investment tax credits that will expire if unused during 2008 to 2011, the Company’s five-year tax holidays expiring during 2009 to 2010, and forecasted taxable results through 2009.
(ii)	The aggregate amount and per share effects of the tax holiday

INOTERA MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(All amounts are expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for per share information or unless otherwise specified)

	For the years ended December 31,
	2006	2007
	NTD	NTD	USD
The aggregate amount of the tax holiday	15,870,490	829,413	25,575

Per share effect of the tax holiday	5.10	0.26	0.01

(iii)	The valuation allowance for deferred tax assets are allocated on pro-rata basis between gross current and non-current deferred tax assets as follows:

	December 31, 2007
	NTD	USD
Valuation allowance for deferred tax assets — current	397,626	12,261
Valuation allowance for deferred tax assets — non-current	11,845,467	365,263

Total	12,243,093	377,524